As filed with the Securities and Exchange Commission on ~~November 17, 2006~~January 12, 2007

Registration No. 333-137587

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ~~1~~2 to
FORM S-3
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

COLLEGIATE FUNDING OF DELAWARE, L.L.C.
(Exact name of registrant as specified in its charter)

Delaware	**13-1812121**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer identification no.)**

10304 Spotsylvania Avenue, Suite 100
Fredericksburg, Virginia 22408
(540) 374-1600
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Brad L. Conner
Principal Executive Officer and President
Collegiate Funding of Delaware, L.L.C.
10304 Spotsylvania Avenue, Suite 100
Fredericksburg, Virginia 22408
(540) 374-1600
(Name and address of agent for process)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Neila Radin, Esquire	**Reed D. Auerbach, Esquire**
JPMorgan Chase Bank, National Association	**McKee Nelson LLP**
Office of the General Counsel	**One Battery Park Plaza**
270 Park Avenue, Floor 39	**New York, NY 10004**
New York, NY 10017	**(917) 777-4400**
(212) 270-0938	

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Per Unit Offering Price (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Student Loan-Backed Securities	$1,000,000 (3)(4)	100%	$1,000,000	$107.00

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Calculated pursuant to rule 457(a) of the Securities Act of 1933. We have previously paid the Commission the filing fee of $107.00.

(3) Includes such indeterminate amount of reset rate securities, the issuance of which was previously registered under this registration statement, that are offered or sold in remarketing transactions in connection with a reset date.

(4) The registration statement also includes securities offered or sold by JPMorgan Chase Bank, National Association (or one of its affiliates) following any exercise of a related call option, which offers or sales will be treated as an original issuance for purposes of paying registration fees.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities prior to the time this registration statement is declared effective. This prospectus supplement and the prospectus are not an offer to sell these securities, or a solicitation of offers to buy these securities, in any state where such offer or sale is not permitted.

Subject to Completion, dated [ ], 2006

Prospectus Supplement to Prospectus dated [ ], 200[ ]

$[ ] Student Loan-Backed Notes, Series 200[ ]-[ ]

Chase Education Loan Trust 200[ ]-[ ]

Issuing Entity

Collegiate Funding of Delaware, L.L.C.

Depositor

JPMorgan Chase Bank, National Association

Sponsor, Master Servicer and Administrator

On [ ], 20[ ], the issuing entity will issue the following classes of notes:

Class	Principal	Interest Rate	Final Scheduled Payment Date
Floating Rate Class A-[1] Notes	$[ ]	3-month LIBOR plus [ ]%	[ ], 20[ ]
Floating Rate Class A-[2] Notes	$[ ]	3-month LIBOR plus [ ]%	[ ], 20[ ]
Floating Rate Class A-[3] Notes	$[ ]	3-month LIBOR plus [ ]%	[ ], 20[ ]
Floating Rate Class A-[4] Notes	$[ ]	3-month LIBOR plus [ ]%	[ ], 20[ ]
Floating Rate Class A-[5] Notes	$[ ]	3-month LIBOR plus [ ]%	[ ], 20[ ]
Floating Rate Class A-[6] Notes	$[ ]	3-month LIBOR plus [ ]%	[ ], 20[ ]
Floating Rate Class B Notes	$[ ]	3-month LIBOR plus [ ]%	[ ], 20[ ]

The issuing entity will make payments quarterly, beginning on [ ], 20[ ], primarily from collections on a pool of [Federal Family Education Loan Program/consolidation] student loans. Interest and principal will be paid to the applicable noteholders quarterly on the [ ] day of each [ ], [ ], [ ] and [ ], beginning [ ], 20[ ]. In general, the issuing entity will pay principal, sequentially, to the class A-[1] through class A-[6] notes, in that order, until each such class is paid in full. The class B notes will not receive principal until the stepdown date, provided that no trigger event is in effect, which is expected to be the [ ] 20[ ] quarterly payment date. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes. Credit enhancement for the notes consists of excess interest on the trust student loans, the reserve account and, for the class A notes, the subordination of the class B notes. The issuing entity will also make a deposit into the capitalized interest account, which will be available for a limited period of time. The interest rates on the notes are determined by reference to LIBOR. A description of how LIBOR is determined appears in the prospectus under "*Certain Information Regarding the Securities—Floating Rate Securities—Determination of LIBOR.*"

There is no established trading market for the notes. Application has been made to the [ ] Stock Exchange for the notes to be admitted to the [ ] and trading on its regulated market. There can be no assurance that such listing will be granted. Such approval relates only to the notes which are to be admitted to trading on the regulated market of [ ] Stock Exchange or other regulated markets for the purposes of [ ] or which are to be offered to the public in any Member State of European Economic Area.]

The notes are being offered through the underwriters at the prices shown below, when and if issued. The notes are not being offered in any state or other jurisdiction where the offer is prohibited.

You should consider carefully the risk factors on page S-~~14~~16 of this prospectus supplement and on page ~~11~~13 of the prospectus.

The notes are asset-backed securities issued by, and are obligations of, the issuing entity, which is a trust. They are not obligations of or interests in JPMorgan Chase Bank, National Association, any of its affiliates, or any other person.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to Depositor
Per Floating Rate Class A-[1] Note	[ ]%	[ ]%	[ ]%
Per Floating Rate Class A-[2] Note	[ ]%	[ ]%	[ ]%
Per Floating Rate Class A-[3] Note	[ ]%	[ ]%	[ ]%
Per Floating Rate Class A-[4] Note	[ ]%	[ ]%	[ ]%
Per Floating Rate Class A-[5] Note	[ ]%	[ ]%	[ ]%
Per Floating Rate Class A-[6] Note	[ ]%	[ ]%	[ ]%
Per Floating Rate Class B Note	[ ]%	[ ]%	[ ]%

The depositor expects its proceeds from the sale of the notes to be $[ ] before deducting expenses payable by the depositor estimated to be $[ ] and certain deposits to be made by the issuing entity.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this prospectus supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Underwriters

[ ]

[ ]

[ ]

[ ], 200[ ]

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE PROSPECTUS

The notes offered by this prospectus supplement and the prospectus are referred to as the notes. Information about the notes is provided in two separate documents, which provide progressively more detailed information. These two documents are:

- the prospectus, which begins after the end of this prospectus supplement and which provides general information, some of which may not apply to your particular class of notes; and

- this prospectus supplement, which describes the specific terms of the notes being offered.

You should read both the prospectus and the prospectus supplement to fully understand the notes.

For your convenience, there are cross-references in this prospectus supplement and the prospectus to captions in these materials where you can find related information. The Tables of Contents on page iii of this prospectus supplement and on page ii of the prospectus provide the pages on which you can find these captions.

NOTICE TO INVESTORS

The notes may not be offered or sold to persons in the United Kingdom in a transaction that results in an offer to the public within the meaning of the securities laws of the United Kingdom.

[FOREIGN EXCHANGE LISTING]

[For as long as the notes are listed on the [   ] Exchange, a copy of this prospectus will be available free of charge in electronic format at the office of the paying agent in [   ] and at the office of the issuing entity. Any web addresses provided in this prospectus supplement and the prospectus do not form part of the "prospectus" under the Prospectus ([   ]) Regulations for the purposes of obtaining approval of the prospectus from the [   ] or listing of the notes on the [   ] Stock Exchange.]

_____

TRANSACTION PARTIES AND DOCUMENTS*


JPMorgan Chase Bank, National Association
Sponsor/Seller
[ ]
Seller
Purchase Agreements
Trust Student Loans
Collegiate Funding of Delaware, L.L.C.
Depositor
[ ]
Interim Eligible Lender Trustee
Transfer Agreement
Trust Student Loans
Trust Agreement
[ ]
Eligible Lender Trustee
JPMorgan Chase Bank, National Association
Master Servicer/Administrator
Administration Agreement
Master Servicing Agreement
Chase Education Loan Trust 200[ ]-[ ]
Issuing Entity
[ ]
Indenture Trustee
Subservicing Agreement
CFS-SunTech Servicing LLC
Subservicer
Indenture
[ ]
Owner Trustee
Notes
[ ]
[Swap Counterparty]
Underwriting Agreement
Underwriters
Noteholders

- This chart provides only a simplified overview of the relations between the key parties to the transaction. Refer to this prospectus supplement for a more detailed description.

SUMMARY OF TERMS

This summary highlights selected information about the notes offered by this prospectus supplement and the prospectus. It does not contain all of the information that you might find important in making your investment decision regarding the notes. It provides only an overview to aid in your understanding and is qualified by the full description of the information contained in this prospectus supplement and the prospectus. You should read the full description of this information appearing elsewhere in this document and in the prospectus to understand all of the terms of the offering of the notes.

RELEVANT PARTIES

Depositor

Collegiate Funding of Delaware, L.L.C. The depositor's address and telephone number are 10304 Spotsylvania Avenue, Suite 100, Fredericksburg, Virginia 22408, and (540) 374-1600. Collegiate Funding of Delaware, L.L.C. is sometimes referred to as the "**depositor**". The depositor is a wholly-owned indirect subsidiary of JPMorgan Chase Bank, National Association ("**JPMorgan Chase Bank**").

Issuing Entity

Chase Education Loan Trust 200[   ]-[   ], a newly formed Delaware statutory trust.

Seller[s]

JPMorgan Chase Bank [and Collegiate Funding Services Resources I, LLC ("**CFS Resources**")]. The address and telephone number of JPMorgan Chase Bank are 1111 Polaris Parkway, Columbus, Ohio 43240, and (800) 992-7169. [The address and telephone number of CFS Resources are 10304 Spotsylvania Avenue, Suite 100, Fredericksburg, Virginia 22408, and (540) 374-1600.]

[CFS Resources is a wholly-owned indirect subsidiary of JPMorgan Chase Bank.]

Originators

Although a majority of the trust student loans will be originated by JPMorgan Chase Bank or one or more of its affiliates, the identity of the actual originator of any particular student loan is not material, as the requisite underwriting criteria are in all cases prescribed by provisions of the Higher Education Act of 1965, as amended (the "**Higher Education Act**").

Sponsor, Administrator and Master Servicer

JPMorgan Chase Bank. The sponsor's, administrator's and master servicer's address and telephone number are 1111 Polaris Parkway, Columbus, Ohio 43240, and (800) 992-7169. The sponsor is responsible for initiating and structuring the transaction. The administrator is responsible for performing certain administrative functions on behalf of the issuing entity. The master servicer is responsible for managing the servicing of the trust student loans directly or through the subservicer.

Subservicer

CFS-SunTech Servicing LLC ("**CFS-SunTech**"). The address and telephone number of CFS-SunTech are 6510 Old Canton Road, Ridgeland, Mississippi 39157, and (601) 899-4300. The subservicer is responsible for all collection activities with respect to the trust student loans. It is a

wholly-owned indirect subsidiary of JPMorgan Chase Bank. See "*Master Servicing Agreement and Subservicing Agreements—CFS-SunTech*" in this prospectus supplement.

Indenture Trustee

[   ]. The indenture trustee's address and telephone number are [   ], and [   ]. See "*Indenture Trustee*" in this prospectus supplement.

Calculation Agent

The indenture trustee will act as calculation agent for purposes of determining LIBOR. See "*Certain Information Regarding the Securities—Floating Rate Securities*" in the prospectus.

Interim Eligible Lender Trustee

[   ]. The interim eligible lender trustee's address and telephone number are [   ], and [   ]. The interim eligible lender trustee will hold legal title to the trust student loans on behalf of the depositor.

Eligible Lender Trustee

[   ]. The eligible lender trustee's address and telephone number are [   ], and [   ]. The eligible lender trustee will hold legal title to the trust student loans on behalf of the issuing entity. See "*Eligible Lender Trustee*" in this prospectus supplement.

Owner Trustee

[   ], which is a [   ]. The owner trustee's address and telephone number are [   ], and [   ]. See "*Owner Trustee*" in this prospectus supplement.

Paying Agent

[   ]. See "*Paying Agent*" in this prospectus supplement.

[Foreign Listing Agent]

[   ].

THE NOTES

The issuing entity is offering the following classes of notes:

Class A Notes

- Floating Rate Class A-[1] Student Loan-Backed Notes in the amount of $[   ];

- Floating Rate Class A-[2] Student Loan-Backed Notes in the amount of $[   ];

- Floating Rate Class A-[3] Student Loan-Backed Notes in the amount of $[   ];

- Floating Rate Class A-[4] Student Loan-Backed Notes in the amount of $[   ];

- Floating Rate Class A-[5] Student Loan-Backed Notes in the amount of $[   ]; and

- Floating Rate Class A-[6] Student Loan-Backed Notes in the amount of $[   ].

Class B Notes

- Floating Rate Class B Student Loan-Backed Notes in the amount of $[   ].

The class A notes and the class B notes, collectively, are sometimes referred to as the "**notes**".

DATES

Closing Date

The closing date for this offering is [
]. This date is also the issuance date of the notes.

Cutoff Date

The cutoff date is the close of business on [
]. The issuing entity will be entitled to receive all collections and proceeds on the trust student loans after the cutoff date.

Statistical Cutoff Date

The information about the trust student loans in this prospectus supplement is calculated and presented as of the close of business on [   ]. This date is referred to as the statistical cutoff date.

Quarterly Payment Dates and Monthly Distribution Dates

The "**quarterly payment date**" occurs on the [   ] day of each [   ], [   ], [   ] and [   ], beginning in [   ]. If any such date is not a business day, the quarterly payment date will be the next business day. Payments of interest and principal of the notes, [as well as payments under the swap agreement,] occur on quarterly payment dates.

A "**monthly distribution date**" occurs on the [   ] day of each month, beginning in [ ]. If any such date is not a business day, the monthly distribution date will be the next business day. Payment of the fees to the master servicer and administrator occurs on monthly distribution dates.

Final Scheduled Payment Date

The cover page of this prospectus supplement sets forth the final scheduled payment dates of the notes.

Record Date

Interest and principal will be payable to holders of record as of the close of business on the record date, which is the day before the related quarterly payment date.

INFORMATION ABOUT THE ISSUING ENTITY

Formation of the Issuing Entity

The issuing entity is a Delaware statutory trust created under a trust agreement dated as of [   ].

The only activities of the issuing entity are acquiring, owning and managing the trust student loans and the other assets of the issuing entity, issuing and making payments on the notes and the certificate[s], [entering into the swap agreements and making any payments thereunder] and other related activities. See "*Formation of the Issuing Entity—The Issuing Entity*" in this prospectus supplement.

The depositor will acquire the trust student loans from JPMorgan Chase Bank [and CFS Resources] under [a] [separate] purchase agreement[s], and will subsequently contribute or sell them to the issuing entity on the closing date under a transfer agreement described in the prospectus. See "*Transfer and Servicing Agreements*" in the prospectus. [As of the statistical cutoff date, [   ]% of the trust student loans were sold by CFS Resources and [   ]% of the trust student loans were sold by JPMorgan Chase Bank.]

The transfer agreement and purchase ~~agreements~~agreement[s] will each be dated as of the cutoff date. [   ], as interim eligible lender trustee, will hold legal title to the trust student loans for the depositor under the interim eligible lender trustee agreement and [_____], as eligible lender trustee, will hold legal title to the trust student loans for the issuing entity under the eligible lender trustee agreement.

Trust Assets

The assets of the issuing entity will include:

- the pool of trust student loans, legal title to which is held by the eligible lender trustee on behalf of the issuing entity;

- all funds collected on the trust student loans, including any special allowance payments and interest subsidy payments, after the cutoff date;

- all moneys and investments from time to time on deposit in the trust accounts;

- its rights under the transfer and servicing agreements, including rights relating to the reacquisition, purchase, substitution and reimbursement obligations of the seller[s], depositor and master servicer relating to breaches of representations, warranties or covenants, as applicable;

- [its rights under the swap agreement described under "*Swap Agreements*" in this prospectus supplement]; and

- its rights under the guarantee agreements with the guarantors.

The administrator will establish and maintain the collection account as an asset of the issuing entity in the name of the indenture trustee. The administrator will deposit collections on the trust student loans,

interest subsidy payments, special allowance payments, [any payments received from the swap counterparty] and certain other funds into the collection account as described in this prospectus supplement and the prospectus.

The Trust Student Loans

The trust student loans (including the initial trust student loans and any add-on consolidation loans) are education loans to students and parents of students made under the Federal Family Education Loan Program, known as "**FFELP.**" All of the trust student loans are consolidation loans. Consolidation loans are used to combine a borrower's obligations under various federally authorized student loan programs into a single loan. [See "*Appendix A— Federal Family Education Loan Program— Eligible Lenders, Students and Educational Institutions*" in the prospectus for a description of each type of FFELP loan.]

Guarantors described in this prospectus supplement and in the prospectus guarantee all of the trust student loans to the extent described in the prospectus. All of the trust student loans are reinsured by the United States Department of Education.

[   ] guarantees [   ]% of the initial trust student loans, and [   ] guarantees [   ]% of the initial trust student loans. See "*The Trust Student Loan Pool— Insurance of Student Loans; Guarantors of Student Loans*" in this prospectus supplement.

The trust student loans have been selected from the student loans owned by JPMorgan Chase Bank or one of its affiliates based on the criteria established by the depositor, as described in this prospectus supplement and the prospectus.

All special allowance payments on the trust student loans are based on the three-month financial commercial paper rate. See "*Appendix A—Federal Family Education Loan Program*" in the prospectus.

The following table contains summary information concerning the trust student loans as of the statistical cutoff date.

Aggregate Outstanding Principal Balance	$[_____]
Number of Borrowers	[_____]
Average Outstanding Principal Balance Per Borrower	$[_____]
Number of Loans	[_____]
Average Outstanding Principal Balance Per Loan	$[_____]
Weighted Average Remaining Term to Scheduled Maturity	[___] months
Weighted Average Annual Borrower Interest Rate	[___]%

See "*The Trust Student Loan Pool*" in this prospectus supplement and "*The Student Loan Pools*" in the prospectus for more information on the trust student loans.

From time to time through [_____], the issuing entity may fund add-on consolidation loans to the extent that the issuing entity has sufficient funds on deposit in the consolidation loan add-on account.

The principal balance of each add-on consolidation loan will serve to increase the principal balance of the related trust student loan by that amount.

On the closing date, the administrator will establish and maintain the consolidation loan add-on account as an asset of the issuing entity in the name of the indenture trustee. The issuing entity will make a deposit from the net proceeds of the sale of the notes equal to $[_____] into the consolidation loan add-on account on the closing date. The amount on deposit in the consolidation loan add-on account will be reduced by the amount used from that account to fund add-on consolidation loans from time to time during the consolidation loan add-on period.

All add-on consolidation loans will be [added to] [purchased by] the issuing entity at a price equal to 100% of the outstanding principal balance of each add-on consolidation loan, plus accrued and unpaid interest thereon, if any.

Any amounts remaining on deposit in the consolidation loan add-on account on the last day of the consolidation loan add-on period (which is the period from the closing date through [insert date no later than one year from the date of the issuance of the notes]) will be transferred to the collection account on the next business day and included as part of available funds on the [_____]next quarterly payment date.

Amounts withdrawn from the consolidation loan add-on account will be remitted to the holder of the related student loan that is being added on and consolidated in repayment of such loan, the principal amount of which will be added to the consolidation loan that is a trust student loan.

If the depositor breaches a representation or warranty under the transfer agreement regarding a trust student loan, generally the depositor will have to cure the breach, reacquire or substitute for that trust student

loan and reimburse the issuing entity for losses resulting from the breach.

Each seller will have similar obligations of reacquisition, substitution and reimbursement under the [related] purchase agreement with respect to the student loans sold by it.

See "*Transfer and Servicing Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in the prospectus.

Servicing of the Trust Student Loans

JPMorgan Chase Bank will act as master servicer with respect to the trust student loans and will arrange for and oversee the performance by the subservicer of its servicing obligations.

The master servicer has entered into a subservicing agreement with the subservicer. The subservicer has agreed to service, maintain custody of and make collections on the trust student loans. The subservicer will bill and collect payments from the guarantors and the Department of Education. In addition, the subservicer is required to maintain its eligibility as a third-party servicer under the Higher Education Act. Under the terms of the subservicing agreement, the subservicer may be required to purchase student loans from the issuing entity if it fails to comply with the terms and provisions of the subservicing agreement. See "*Servicing and Administration—Servicing Procedures*" and "*—Administration Agreement*" in the prospectus. The master servicer may contract with other subservicers. The master servicer will not in any case be relieved of its responsibilities and obligations under the master servicing agreement. See "*Servicing and Administration—Certain Matters*

Regarding the Master Servicer" in the prospectus.

If the master servicer breaches a covenant under the master servicing agreement or the subservicer fails to comply with the applicable terms of the subservicing agreement, in each case regarding a trust student loan, generally the master servicer or the subservicer, as applicable, will have to cure the breach, or purchase or substitute for that trust student loan and reimburse the issuing entity for losses resulting from the breach. See "*Servicing and Administration—Master Servicer Covenants*" in the prospectus.

Compensation of the Master Servicer and the Subservicer

The master servicer will receive two separate fees: a primary servicing fee and a carryover servicing fee.

The master servicer will be solely responsible for all compensation due to the subservicer for the performance of the subservicer's obligations under the subservicing agreement.

[The primary servicing fee for any month will be equal to $[   ] per borrower for the first twelve months of repayment and thereafter, $[   ] per borrower. The primary servicing fee will be payable in arrears out of available funds and amounts on deposit in the reserve account on the [ ]th of each month, or if the [ ]th day is not a business day, then on the next business day, beginning in [   ]. Fees will include amounts from any prior monthly distribution dates that remain unpaid.]

The carryover servicing fee will be payable to the master servicer on each quarterly payment date out of available funds.

The carryover servicing fee is the sum of:

- the amount of specified increases in the costs incurred by the master servicer;

- the amount of specified conversion, transfer and removal fees;

- any amounts described in the two bullets above that remain unpaid from prior quarterly payment dates; and

- interest on any unpaid amounts.

See "*Master Servicing Agreement and Subservicing Agreements—Servicing Compensation*" in this prospectus supplement.

INFORMATION ABOUT THE NOTES AND THE CERTIFICATE[S]

Notes Offered Under This Prospectus Supplement. The notes consist of the series 200[ ]-[ ] notes: the class A-[1] notes, the class A-[2] notes, the class A-[3] notes, the class A-[4] notes, the class A-[5] notes, the class A-[6] notes and the class B notes, as described on the cover page.

Payments of principal of the class B notes are subordinate to the payments of interest and principal of the class A notes as described herein. Payments of interest of the class B notes are subordinate to the payments of interest of the class A notes and, in certain limited circumstances, to the payments of principal on the class A notes.

Securities Not Offered. The issuing entity will also issue[a] series 200[ ]- [ ] certificate[s] referred to as the "**certificate[s]**". The certificate[s] is not being offered by this prospectus supplement. Any information in this prospectus supplement regarding the certificate[s] is

intended only to give you a better understanding of the notes.

The certificate[s] will represent [a] fractional undivided interest[s] in the issuing entity. The certificate[s] will not have a principal amount or bear interest. Payments of the certificate[s] are subordinate to the payments of interest on and principal of the notes as described herein.

There will be [ ] certificate[s], and they will initially be owned and retained by affiliates of the depositor.

Terms of the Notes. The notes are debt obligations of the issuing entity. The notes will receive payments primarily from collections on a pool of trust student loans acquired by the issuing entity on the closing date.

Interest will accrue on the outstanding principal balance of the notes during three-month accrual periods and will be paid on each quarterly payment date.

Each "**accrual period**" for the notes begins on a quarterly payment date and ends on the day before the next quarterly payment date. The first accrual period for the notes, however, will begin on the closing date and end on [ ], the day before the first quarterly payment date.

Each class of notes will bear interest at a rate equal to the sum of three-month LIBOR, except for the first accrual period, and the applicable spread listed in the table below:

Class	Spread	
Class A-[1]	plus [	]%
Class A-[2]	plus [	]%
Class A-[3]	plus [	]%
Class A-[4]	plus [	]%
Class A-[5]	plus [	]%
Class A-[6]	plus [	]%
Class B...............................	plus [	]%

LIBOR for the first accrual period will be determined by the following formula:

$$x + (\ \ /\ \ * (y\text{-}x))$$

where:

$x =$ -month LIBOR, and
$y =$ -month LIBOR.

The calculation agent will determine LIBOR as specified under "*Certain Information Regarding the Securities—Floating Rate Securities— Determination of LIBOR*" in the prospectus. The administrator will calculate interest on the notes based on the actual number of days elapsed in each accrual period divided by 360.

Interest Payments. Interest accrued on the outstanding principal balance of the notes during each accrual period will be payable on the applicable quarterly payment date.

If noteholders of any class do not receive all interest owed to them on a quarterly payment date, the issuing entity will make payments of interest on later quarterly payment dates to make up for the shortfall, together with interest on those amounts, to the extent funds from specified sources are available to cover the shortfall.

Principal Payments. Principal on the notes will be payable sequentially as follows on each quarterly payment date in an amount generally equal to the principal distribution amount for that quarterly payment date:

- *first*, the class A noteholders' principal distribution amount, sequentially to the class A-[1] through class A-[6] notes, in that order, until their respective principal balances have been reduced to zero; and

- *second*, on and after the stepdown date and provided that no trigger event is in effect, the class B noteholders' principal distribution amount, to the class B notes, until the class B principal balance has been reduced to zero.

Until the stepdown date, the class B notes will not be entitled to any payments of principal. On each quarterly payment date on and after the stepdown date, provided that no trigger event is in effect, the class B notes will be entitled to their pro rata share of principal, subject to the existence of sufficient available funds.

On each quarterly payment date until the stepdown date, or if a trigger event is in effect, the class A notes will be entitled to all of the principal distribution amount. On each quarterly payment date on or after the stepdown date, provided that no trigger event is in effect, the class A notes will be entitled to their pro rata share of the principal distribution amount, subject to the existence of sufficient available funds.

The stepdown date will be the earlier of:

- the quarterly payment date in [   ]; or

- the first date on which no class A notes remain outstanding.

A trigger event will be in effect on any quarterly payment date if [(i)] the outstanding principal balance of the notes, after giving effect to distributions to be made on that quarterly payment date, would exceed the adjusted pool balance for that quarterly payment date[, or (ii) the master

servicer has not exercised its purchase option on ~~any~~the quarterly payment date ~~when the pool balance as of~~following the last day of ~~the related Collection Period~~a collection period as of which the then outstanding pool balance is 10% or less of the initial pool balance].

See "*Description of the Notes—Distributions*" in this prospectus supplement for a more detailed description of principal payments.

Denominations. The notes will be available for purchase in minimum denominations of $100,000 and multiples of $1,000 in excess of that amount. All of the notes will be available only in book-entry form through DTC, Clearstream, Luxembourg and Euroclear. You will not receive a certificate representing your class of notes except in very limited circumstances.

Priority of Distributions

JPMorgan Chase Bank, as administrator, will instruct the paying agent to withdraw funds on deposit in the collection account and, to the extent required, the capitalized interest account (through the [   ] quarterly payment date) and the reserve account and to apply such funds on each applicable quarterly payment date generally, prior to an event of default, as shown in the chart on the following page. Funds on deposit in the collection account and, to the extent required, the reserve account will be applied monthly to the payment of the primary servicing fee and the administration fee.

See "*Description of the Notes—Distributions*" in this prospectus supplement for a more detailed description of distributions.

PRIORITY OF DISTRIBUTIONS
QUARTERLY PAYMENT DATES


RESERVE ACCOUNT, IF APPLICABLE
COLLECTION ACCOUNT
CAPITALIZED INTEREST ACCOUNT, IF APPLICABLE*
1st
MASTER SERVICER (master servicer's primary servicing fee)
2nd
ADMINISTRATOR (administration fees)
3rd
CLASS A NOTEHOLDERS (class A noteholders' interest distribution amount)
[SWAP COUNTERPARTY (swap payments)]
[SWAP COUNTERPARTY (certain swap termination payments)]
4th
CLASS B NOTEHOLDERS (class B noteholders' interest distribution amount)
5th
CLASS A NOTEHOLDERS (class A noteholders' principal distribution amount)
(to the class A-[1] through class A-[6] notes, sequentially, until each of those classes is paid in full)
6th
CLASS B NOTEHOLDERS (class B noteholders' principal distribution amount)
7th
RESERVE ACCOUNT (amount, if any, necessary to reinstate the reserve account balance to the specified reserve account balance)
8th
MASTER SERVICER (any carryover servicing fee)
9th
[SWAP COUNTERPARTY (remaining swap termination payments, if any)]
10th
CERTIFICATEHOLDER[S] (any remaining amounts)

* If applicable, the capitalized interest account will provide additional available funds to pay interest on the class A notes and class B notes for a limited time period following the closing date. Any amount remaining in the capitalized interest account at the end of such limited time period will be distributed as specified in this prospectus supplement.

Following the occurrence of an event of default and an acceleration of the notes as described under "*Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default*" in the prospectus, the priority of distributions will be in the order set forth in "*Description of the Notes—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus supplement.

[PREFUNDING PERIOD]

[*Description of prefunding period - if applicable, each prospectus supplement will provide the information required by Item 1103(a)(5) of Regulation AB with respect to any prefunding period.*]

[REVOLVING PERIOD]

[*Description of revolving period - if applicable, each prospectus supplement will provide the information required by Item 1103(a)(5) of Regulation AB with respect to any revolving period and will also include the maximum amount of additional assets that may be acquired during the revolving period pursuant to Item 1111(g)(3) of Regulation AB and the percentage of the pool represented by the amount of additional assets acquired during the revolving period pursuant to Item 1111(g)(4) of Regulation AB.*]

[SUPPLEMENTAL PURCHASE PERIOD]

[*If applicable, each prospectus supplement will describe any supplemental purchase period.*]

CREDIT ENHANCEMENT FOR THE NOTES

Credit enhancement is intended to protect you against losses and delays in payments on your class of notes by absorbing losses on the trust student loans and other shortfalls in cash flows. If losses on the trust student loans exceed the amount of available credit enhancement, such losses will not be allocated to write down the principal balance of any class of notes. Instead, the amount available to make payments on the notes will be reduced to the extent such losses result in shortfalls in the amount available to make distributions of interest and principal. Such shortfalls will be borne first by the holders of the class B notes and then by the holders of the class A notes. To the extent that any shortfalls in cash flows are not covered by available credit enhancement, holders of the class B notes will not receive their entire principal amount. To the extent that any shortfalls in cash flows result in losses that exceed the principal amount of the class B notes, holders of the class A notes will not receive their entire principal amount.

The credit enhancement for the notes will include:

- the capitalized interest account;

- the reserve account;

- in the case of the class A notes, the subordination of the class B notes; and

- the subordination of the right of the certificate[s] to receive excess distributions.

Capitalized Interest Account. Approximately $[   ] of the proceeds from the sale of the notes will be deposited into the capitalized interest account. On any quarterly payment date, funds in the capitalized interest account will be available to cover any shortfalls, after application of funds available in the collection account but before application of funds on deposit in the reserve account, in payments of interest due

to class A noteholders, [certain payments due to the swap counterparty] and interest due to class B noteholders.

Funds in the capitalized interest account will not be replenished.

All remaining funds on deposit in the capitalized interest account on the [   ] quarterly payment date will be transferred to the collection account and included in available funds on that quarterly payment date.

See "*Description of the Notes—Credit Enhancement—Capitalized Interest Account*" in this prospectus supplement.

Reserve Account. Approximately $[   ] of the proceeds from the sale of the notes will be deposited into the reserve account. Funds in the reserve account will be available on each quarterly payment date and monthly distribution date to cover any shortfalls in payments of the primary servicing fee, the administration fee, and, after giving effect to transfers from the capitalized interest account, interest due to the class A noteholders, [certain payments due to the swap counterparty] and interest due to the class B noteholders.

In addition, the reserve account will be available on the final scheduled payment date for each class of notes and upon the termination of the issuing entity, to cover shortfalls in payments of principal.

If the amount on deposit in the reserve account on any quarterly payment date is sufficient to pay the remaining principal balance, interest accrued on the notes and any carryover servicing fees, amounts on deposit will be so applied on that quarterly payment date.

Funds in the reserve account will be replenished, to the extent required to maintain the specified reserve account balance, on each quarterly payment date by available funds after all prior required distributions have been made.

Amounts remaining in the reserve account for each quarterly payment date in excess of the specified reserve account balance, after giving effect to any deposit or withdrawal to be made on that quarterly payment date, will be deposited into the collection account for distribution on that quarterly payment date.

The specified reserve account balance is the amount required to be maintained in the reserve account. The specified reserve account balance for any quarterly payment date will generally be equal to the greater of $[   ] and [   ]% of the sum of the pool balance plus the amount, if any, on deposit in the consolidation loan add-on account.

See "*Description of the Notes—Credit Enhancement—Reserve Account*" in this prospectus supplement.

Subordination of the Class B Notes. Payments of interest on the class B notes will be subordinate to the payments of interest on the class A notes. Payment of principal on the class B notes will be subordinate to the payment of both interest and principal on the class A notes.

See "*Description of the Notes—Credit Enhancement—Subordination of the Class B Notes*" in this prospectus supplement.

Subordination of the Certificate[s]. The certificateholder[s] are entitled to receive payments collected on the trust student loans which are not used by the issuing entity to make other required payments. The certificate[s] will be subordinate in priority of payment to all classes of notes. The

certificate[s] will not receive any payment on any quarterly payment date until all of the principal and interest owing on the notes on that quarterly payment date have been paid in full (together with any unpaid fees of the master servicer, the administrator [and the swap counterparty]) and the reserve account has been funded to its required level.

See "*Description of the Notes—Credit Enhancement—Subordination of the Certificates*" in this prospectus supplement.

[*Credit Enhancement Providers - Each prospectus supplement will identify any credit enhancement providers referenced under Item 1114 of Regulation AB pursuant to Item 1103(a)(3)(ix) of Regulation AB.*]

TERMINATION OF THE ISSUING ENTITY

The issuing entity will terminate upon:

- the maturity or liquidation of the last trust student loan and the disposition of any amount received upon its maturity or liquidation; and

- the payment of all amounts required to be paid to the noteholders.

See "*Servicing and Administration—Termination*" in the prospectus.

Optional Purchase

The master servicer may purchase or arrange for the purchase of all remaining trust student loans on ~~any~~the quarterly payment date ~~when the pool balance as of~~following the last day of the related collection period as of which the then outstanding pool balance is 10% or less of the initial pool balance.

The exercise of this purchase option will result in the early retirement of the remaining notes. The purchase price will equal the amount required to prepay in full, including all accrued and unpaid interest thereon, the remaining trust student loans as of the last day of the preceding collection period, but not less than a prescribed minimum purchase amount.

The prescribed minimum purchase amount is the aggregate principal balance of the remaining trust student loans *plus* accrued and unpaid interest thereon; provided, however, that the prescribed minimum purchase amount must equal or exceed the amount that would be sufficient to:

- [pay any amount owing to the swap counterparty;]

- pay to noteholders the interest payable on the related quarterly payment date;

- reduce the outstanding principal amount of each class of notes then outstanding on the related quarterly payment date to zero; and

- pay certain amounts due to the master servicer and the administrator.

If the master servicer has not exercised its purchase option, on each subsequent quarterly payment date, the administrator will direct the paying agent to distribute as accelerated payments of principal on the notes all amounts that would otherwise be paid to the certificateholder[s].

See "*Servicing and Administration—Termination*" in the prospectus.

Auction of Trust Assets

If the master servicer has not exercised its option to purchase the remaining trust

student loans, the indenture trustee will offer for sale all remaining trust student loans on the ~~last day~~third business day prior to the quarterly payment date immediately following the end of the first collection period ~~after the collection period during~~as of which the then outstanding pool balance is ~~reduced to~~ 10% or less of the initial pool balance.

If the indenture trustee does not succeed in soliciting an acceptable bid which is at least equal to the required minimum purchase amount, it will attempt to auction the remaining trust student loans twice more, at six-month intervals. Each such auction date is referred to as a "**trust auction date**". The indenture trustee may or may not succeed in soliciting acceptable bids for the trust student loans on any of these trust auction dates. If the sale is not completed in the third auction, the indenture trustee will not solicit further bids for sale of the trust student loans.

See "*Servicing and Administration— Termination*" in the prospectus.

[SWAP AGREEMENTS]

[Description of Swap Counterparties and Swap Agreements—each prospectus supplement will (a) provide the information required by Item 1115(a) with respect to each external swap counterparty and swap agreement, and (b) provide information required under Item 1115(b) for each swap counterparty that provides swap agreements with a significance percentage of 10% or 20% (as applicable) or more. The information contained in this form of prospectus supplement is illustrative.]

[See "*Swap Agreements*" in this prospectus supplement.]

TAX CONSIDERATIONS

Subject to important considerations described in the prospectus:

- Federal tax counsel for the issuing entity is of the opinion that the notes will be characterized as debt for federal income tax purposes.

- Federal tax counsel is also of the opinion that, for federal income tax purposes, the issuing entity will not be taxable as a corporation.

See "*U.S. Federal Income Tax Consequences*" in this prospectus supplement and in the prospectus.

ERISA CONSIDERATIONS

Subject to the considerations set forth in "*ERISA Considerations*" in the prospectus and this prospectus supplement, the notes may be acquired by a transferee for, or on behalf of, an employee benefit plan or other retirement arrangement subject to Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, or any substantially similar applicable law or any entity deemed to hold the plan assets of the foregoing.

RATINGS OF THE NOTES

The notes are required to be rated as follows:

- Class A notes: Highest rating category from [Moody's], [S&P], and [Fitch].

- Class B notes: One of the four highest rating categories from [Moody's], [S&P] [and Fitch].

See "*Ratings of the Notes*" in this prospectus supplement.

LISTING INFORMATION AND TRADING

There is no established trading market for the notes. [Application has been made to the [   ], as competent authority under [   ], for the prospectus to be approved. Application has been made to the [   ] Stock Exchange for the notes to be admitted to the [   ] and trading on its regulated market. There can be no assurance that such application will be approved. See "*Listing and General Information*" in this prospectus supplement.]

RISK FACTORS

Some of the factors you should consider before making an investment in the notes are described in this prospectus supplement and in the prospectus under "*Risk Factors.*"

IDENTIFICATION NUMBERS

The notes will have the following CUSIP Numbers, ISIN and European Common Codes:

	CUSIP Numbers
Class A-[1] notes:	[ ]
Class A-[2] notes:	[ ]
Class A-[3] notes:	[ ]
Class A-[4] notes:	[ ]
Class A-[5] notes:	[ ]
Class A-[6] notes:	[ ]
Class B notes:	[ ]

	International Securities Identification Numbers (ISIN)
Class A-[1] notes:	[ ]
Class A-[2] notes:	[ ]
Class A-[3] notes:	[ ]
Class A-[4] notes:	[ ]
Class A-[5] notes:	[ ]
Class A-[6] notes:	[ ]
Class B notes:	[ ]

	European Common Codes
Class A-[1] notes:	[ ]
Class A-[2] notes:	[ ]
Class A-[3] notes:	[ ]
Class A-[4] notes:	[ ]
Class A-[5] notes:	[ ]
Class A-[6] notes:	[ ]
Class B notes:	[ ]

RISK FACTORS

You should carefully consider the following factors in order to understand the structure and characteristics of the notes and the potential merits and risks of an investment in the notes. Potential investors should review and be familiar with the following risk factors in deciding whether to purchase any note. You should also consider additional risk factors that are described beginning on page 11 of the prospectus. These risk factors could affect your investment in or return on the notes.

Subordination of the Class B Notes and Sequential Payment of the Notes Result in a Greater Risk of Loss

Class B noteholders and, to a lesser extent, holders of class A notes with higher numerical designations, bear a greater risk of loss than do holders of class A notes with lower numerical designations because:

- distributions of interest on the class B notes will be subordinate to the payment of interest on the class A notes, and distributions of principal of the class B notes will be subordinate to the payment of both interest and principal on the class A notes;

- no principal will be paid to the class B noteholders until all principal due to the class A noteholders on each quarterly payment date has been paid in full; and

- no principal will be paid to any class A noteholders until each class of the class A notes having a lower numerical designation has been paid in full.

Investors in the Class B Notes Bear Greater Risk of Loss Because the Priority of Payment of Interest and the Timing of Principal Payments on the Class B Notes May Change Due to the Variability of Cash Flows

Interest on the class B notes generally will be paid prior to principal on the class A notes. However, if after giving effect to all required distributions of principal and interest on the notes on any quarterly payment date, the outstanding principal balance of the trust student loans, plus accrued but unpaid interest thereon, plus amounts then on deposit in the capitalized interest account (after any distributions from that account to cover shortfalls in interest on the class A notes or class B notes), in the consolidation loan add-on account and in the reserve account in excess of the specified reserve account balance, would be less than the outstanding principal balance of the class A notes, interest on the class B notes will be subordinate to the payment of principal

S-16

on the class A notes on that quarterly payment date.

Principal on the class B notes will not begin to be paid until the stepdown date. However, the class B notes will not receive any payments of principal on or after the stepdown date if a trigger event is in effect on any quarterly payment date until the class A notes have been paid in full.

Thus, investors in the class B notes will bear a greater risk of loss than the holders of class A notes. Investors in the class B notes will also bear the risk of any adverse changes in the anticipated yield and weighted average life of their notes resulting from any variability in payments of principal and/or interest on the class B notes.

The Characteristics of the Trust Student Loans May Change

The statistical information in this prospectus supplement reflects only the characteristics of the trust student loans as of the statistical cutoff date. The trust student loans actually sold to the issuing entity on the closing date will have characteristics that differ somewhat from the characteristics of the trust student loans as of the statistical cutoff date due to payments received and other changes in these loans that occur during the period from the statistical cutoff date to the closing date. The characteristics of the trust student loans actually sold to the issuing entity on the closing date are not expected to differ materially from the characteristics of the trust student loans as of the statistical cutoff date.

However, in making your investment decision, you should assume that the initial trust student loans will vary somewhat from the trust student loans presented in this prospectus supplement as of the statistical cutoff date.

Further, certain characteristics of the final pool of trust student loans may vary from the characteristics of the initial pool of trust student loans described in this prospectus supplement due to the addition of add-on consolidation loans during the consolidation loan add-on

period.

The Issuing Entity May Be Affected by Delayed Payments from Borrowers Called to Active Military Service

The Higher Education Act, the Higher Education Relief Opportunities for Students Act of 2003, the Servicemembers Civil Relief Act and similar state and local laws provide payment relief to borrowers who enter active military service and to borrowers in reserve status who are called to active duty after the origination of their student loans. Recent and ongoing military operations by the United States have increased the number of citizens who are in active military service, including persons in reserve status who have been called or may be called to active duty.

The Higher Education Reconciliation Act, P.L. 109-171, created a new military deferment for borrowers that are serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency. The new deferment applies to FFELP loans first disbursed on or after July 1, 2006 and may last a period no longer than three years.

The Higher Education Relief Opportunities for Students Act of 2003 and related regulations also limit the ability of a FFELP lender to take legal action against a borrower during the borrower's period of active duty and, in some cases, during an additional three-month period thereafter.

It is not known how many trust student loans have been or may be affected by the application of these laws. As a result, there may be unanticipated delays in payment and losses on the trust student loans.

You May Have Difficulty Selling Your Class of Notes

[Application has been made to the [   ], as competent authority under [   ], for the prospectus to be approved. Application has been made to the [   ] Stock Exchange for the notes to be admitted to the [   ] and trading on its regulated market. There can be no assurance that such application will be approved. If the notes are not listed on a

securities exchange and you want to sell your class of notes, you will have to locate a purchaser that is willing to purchase them.]

The underwriters intend to make a secondary market for the notes and may do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. There have been times in the past where there have been very few buyers of asset-backed securities, and there may again be such a time in the future. As a result, you may not be able to sell your class of notes when you want to or you may not be able to obtain the price that you wish to receive.

Your Class of Notes May Have a Degree of Basis Risk, Which Could Compromise the Issuing Entity's Ability to Pay Principal and Interest on Your Class of Notes

There is a degree of basis risk associated with the notes. Basis risk is the risk that shortfalls might occur because, among other things, the interest rates of the trust student loans adjust on the basis of specified indices, or do not adjust at all, and those of the notes adjust on the basis of a different index. If a shortfall were to occur, the issuing entity's ability to pay the principal of and/or interest on the notes could be compromised.

[Risk Factor Relating to Borrower Incentive Programs]

[Insert risk factor relating to borrower incentive programs if necessary.]

DEFINED TERMS

In later sections, some terms that are used are defined in the Glossary at the end of this prospectus supplement or in the prospectus. The Index of Defined Terms gives the location of other definitions contained within the text of this prospectus supplement.

FORMATION OF THE ISSUING ENTITY

The Issuing Entity

The issuing entity is Chase Education Loan Trust 200[   ]-[   ]. It is a statutory trust newly formed under Delaware law and under a short-form trust agreement dated [   ] between the depositor and the owner trustee. The short-form trust agreement will be amended pursuant to an amended and restated trust agreement dated as of the closing date between the depositor and the owner trustee. The short-form trust agreement and the amended and restated trust agreement together are referred to as the "**trust agreement**."

After its formation, the issuing entity will not engage in any activity other than:

- acquiring, holding and managing the trust student loans and the other assets of the issuing entity and related proceeds;

- issuing the notes and the certificate[s];

- making payments on the notes and certificate[s];

- [entering into swap agreements and making and receiving the payments required under those agreements;] and

- engaging in other activities that are necessary, suitable or convenient to accomplishing, or are incidental to, the foregoing, which activities are not contrary to the status of the issuing entity as a "qualifying special purpose entity" under the Statement of Financial Accounting Standards No. 140, or any successor rule thereto, and existing accounting literature.

The issuing entity may not issue securities other than the notes and the certificate[s]. Except for the notes, the issuing entity is also prohibited from borrowing money or making loans to any other person.

Any amendment to the trust agreement to amend, supplement or modify these permitted activities, or otherwise make any modification that would materially and adversely affect the noteholders, would require the consent of the holders of a majority of the aggregate outstanding principal balance of the notes of the controlling class.

The issuing entity will be initially capitalized with equity of $[   ], excluding amounts to be deposited in the capitalized interest account, [the consolidation loan add-on account] and the reserve account by the issuing entity on the closing date.

The issuing entity will acquire the trust student loans from the depositor under a transfer agreement to be dated as of the cutoff date, among the depositor, the interim eligible lender trustee, the issuing entity and the eligible lender trustee.

[With respect to add-on consolidation loans, the master servicer, or the paying agent at the direction of the master servicer, as applicable, will transfer from the consolidation loan add-on account (but only to the extent of funds on deposit therein) an amount equal to the principal balance of each add-on consolidation loan plus accrued and unpaid interest, if any, thereon to the subservicer, who in turn will transfer such amount to the applicable lender in repayment of the related student loan, and the principal balance of the related trust student loan will be increased by the same amount.]

The property of the issuing entity will consist of:

- the pool of trust student loans, legal title to which is held by the eligible lender trustee on behalf of the issuing entity;

- all funds collected on the trust student loans, including any special allowance payments and interest subsidy payments, after the cutoff date;

- all moneys and investments from time to time on deposit in the Trust Accounts;

- its rights under the transfer and servicing agreements, including the rights relating to the reacquisition, purchase, substitution and reimbursement obligations of the seller[s], the depositor and the master servicer relating to breaches of representations, warranties or covenants, as applicable;

- [its rights under the swap agreement and the related documents;] and

- its rights under the guarantee agreements with the guarantors.

The notes will be secured by the property of the issuing entity. The Trust Accounts will be maintained in the name of the indenture trustee for the benefit of the noteholders and the ~~certificateholder[s]~~issuing entity. To facilitate servicing and to minimize administrative burden and expense, the master servicer will act, directly or through the subservicer or third-party sub-custodians on behalf of the master servicer for the benefit of the issuing entity and the indenture trustee, as custodian(s) of the promissory notes representing the trust student loans and other related documents.

The principal offices of the issuing entity are located in the State of Delaware, in care of [ ], as owner trustee, at its address and telephone number shown under "*Owner Trustee*" in this prospectus supplement.

Capitalization of the Issuing Entity

The following table illustrates the capitalization of the issuing entity as of the closing date, as if the issuance and sale of the notes had taken place on that date:

Class A-[1] Student Loan-Backed Notes	$[	]
Class A-[2] Student Loan-Backed Notes	[	]
Class A-[3] Student Loan-Backed Notes	[	]
Class A-[4] Student Loan-Backed Notes	[	]
Class A-[5] Student Loan-Backed Notes	[	]
Class A-[6] Student Loan-Backed Notes	[	]
Class B Student Loan-Backed Notes	[	]
[Capital Contribution]	[	]
Total	$[	]

THE SELLER[S]

JPMorgan Chase Bank

The address and telephone number of JPMorgan Chase Bank are 1111 Polaris Parkway, Columbus, Ohio 43240, and (800) 992-7169.

See "*The Master Servicer, the Administrator and the Sponsor*," and "*The Student Loan Financing Business of JPMorgan Chase Bank*" in the prospectus for information about JPMorgan Chase Bank as a seller of the trust student loans.

[CFS Resources]

[CFS Resources is an indirect wholly-owned subsidiary of JPMorgan Chase Bank, and was acquired by JPMorgan Chase Bank when it acquired CFS Resources' parent company, CFS Inc. See "*The Master Servicer, the Administrator and the Sponsor*" in the prospectus for information about CFS Inc.]

[The address and telephone number of CFS Resources are 10304 Spotsylvania Avenue, Suite 100, Fredericksburg, Virginia 22408, and (540) 374-1600.]

INDENTURE TRUSTEE

The issuing entity will issue the notes under an indenture to be dated as of [   ], 20[ ]. Under the indenture, [   ] will act as indenture trustee for the benefit of and to protect the interests of the noteholders [and will act as paying agent for the notes]. ~~[   ] is the indenture trustee under the indenture.~~ The principal offices of [   ] are located at [   ]. The indenture trustee is a [   ] organized under the laws of the [   ]. *[Each prospectus supplement will describe the prior experience of the indenture trustee as an indenture trustee for asset-backed securities transactions involving similar pool assets.]*

Affiliates of the depositor may maintain banking relations on arm's-length terms with the indenture trustee.

The indenture trustee will act on behalf of the noteholders and represent their interests in the exercise of their rights under the indenture.

See "*Indenture Trustee*" in the prospectus.

CALCULATION AGENT

The indenture trustee will act as calculation agent for purposes of determining LIBOR. See "*Certain Information Regarding the Securities—Floating Rate Securities*" in the prospectus.

ELIGIBLE LENDER TRUSTEE

[   ] is the eligible lender trustee. The principal offices of [   ] are located at [   ]. The eligible lender trustee is a [   ] organized under the laws of the [   ]. The eligible lender trustee qualifies as an eligible lender and the holder of the trust student loans for all purposes under the Higher Education Act and the guarantee agreements. Failure of the trust student loans to be owned by an eligible lender would result in the loss of guarantor and Department of Education payments on the trust student loans. See "*Appendix A—Federal Family Education Loan Program—Eligible Lenders, Students and Educational Institutions*" in the prospectus.

Affiliates of the depositor may maintain banking relations on arm's-length terms with the eligible lender trustee.

The eligible lender trustee will hold legal title to the trust student loans on behalf of the issuing entity under the eligible lender trustee agreement between the issuing entity and the eligible lender trustee. The eligible lender trustee will also act as interim eligible lender trustee and, in such capacity, will hold legal title to the trust student loans on behalf of the depositor under the interim eligible lender trustee agreement between the depositor and the interim eligible lender trustee.

[Each prospectus supplement will describe the prior experience of the eligible lender trustee as an eligible lender trustee for asset-backed securities transactions involving similar pool assets.]

See "*Eligible Lender Trustee*" in the prospectus.

OWNER TRUSTEE

[   ] is the owner trustee of the issuing entity. The principal offices of [   ] are located at [   ]. The owner trustee is a [   ] organized under the laws of [   ]. The owner trustee will act on behalf of the certificateholder[s] and represent and exercise the rights and interests of the certificateholder[s] under the trust agreement. Except as specifically delegated to the administrator in the administration agreement, the owner trustee will also execute and deliver all agreements required to be entered into on behalf of the issuing entity.

Affiliates of the depositor may maintain banking relations on arm's-length terms with the owner trustee.

[Each prospectus supplement will describe the prior experience of the owner trustee as an owner trustee for asset-backed securities transactions involving similar pool assets.]

See "*Owner Trustee*" in the prospectus.

PAYING AGENT

[   ] is the paying agent under the indenture. The principal offices of the paying agent are located at [   ]. The paying agent is a [   ] organized under the laws of the [   ].

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The issuing entity, the sellers, the depositor and ~~the underwriter~~J.P. Morgan Securities Inc. are affiliates of the sponsor. There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm's length transaction with an unrelated third party, between any of the issuing entity, the sellers, the depositor, ~~the underwriter~~J.P. Morgan Securities Inc. and the sponsor.

USE OF PROCEEDS

The issuing entity will use the net proceeds of $[   ] from the sale of the notes to make the initial deposits into the capitalized interest account, [the consolidation loan add-on account] and the reserve account and to distribute the net proceeds to the depositor on the closing date.

The depositor will then use the proceeds paid to the depositor by the issuing entity to pay to the seller[s] the cash portion of the [respective] cash purchase prices for the trust student loans purchased by the depositor. The purchase price to [each of] the seller[s] will also include a certificate representing [a proportionate] [the] ownership interest[s] in the issuing entity. Expenses incurred to establish the issuing entity and issue the notes (other than fees that are due to the underwriters with respect to the notes) are payable by the administrator. An estimate of such expenses, as of the closing date, is $[   ].

THE TRUST STUDENT LOAN POOL

The eligible lender trustee, on behalf of the issuing entity, will acquire the pool of trust student loans from the depositor on the closing date, and the issuing entity will be entitled to collections on and proceeds of the trust student loans after the cutoff date. Unless otherwise specified, all information with respect to the trust student loans is presented in this prospectus supplement as of the close of business on [   ], which is the "**statistical cutoff date**".

The depositor will purchase the trust student loans from the seller[s] under the [~~applicable~~related] purchase agreement[~~s~~]. JPMorgan Chase Bank or its affiliates originated[, acquired or received as a capital contribution] the trust student loans it is selling to the depositor in the ordinary course of its businesses. [CFS Resources [acquired or received as a capital

contribution] the trust student loans it is selling to the depositor in the ordinary course of its businesses from CFS Inc.]

The trust student loans were selected from the portfolio of student loans owned by JPMorgan Chase Bank or one of its affiliates by employing several criteria, including requirements that each trust student loan as of the statistical cutoff date:

- is a [consolidation loan made under FFELP][or Stafford Loan][or PLUS Loan] that is guaranteed as to principal and interest by a guarantor under a guarantee agreement and the guarantor is, in turn, reinsured by the Department of Education in accordance with FFELP;

- contains terms in accordance with those required by FFELP and the guarantee agreements;

- is fully disbursed;

- is ~~not~~current or no payment of principal or interest is more than [210] days past due;

- ~~does not have a~~the borrower ~~who~~thereunder is not noted in the related records of the master servicer or the subservicer as being currently involved in a bankruptcy proceeding or in litigation in relation to the trust student loan; and

- [~~has~~is eligible for the payment of special allowance payments~~, if any, based on the three-month commercial paper rate]~~ at the full and undiminished applicable rate established under the Higher Education Act.

[The addition of any add-on consolidation loans will not be a sale of a new loan to the issuing entity; rather, such addition will merely serve to increase the principal balance of the existing trust student loan.] In the event of a breach of any representation or warranty with respect to a trust student loan under the transfer agreement or a purchase agreement, the depositor or the applicable seller will generally be required to reacquire the affected trust student loan or substitute for the affected trust student loan and reimburse for shortfalls in the value of the trust student loan, including the portion attributable to the add-on consolidation loan. In the event of a breach of any covenant with respect to a trust student loan under the master servicing agreement, the master servicer will generally be required to purchase the affected trust student loans ~~or substitute for the affected trust student loan~~ and to reimburse for shortfalls in the value of the trust student loan, including the portion attributable to the add-on consolidation loan.

The following tables provide a description of specified characteristics of the trust student loans as of the statistical cutoff date. The aggregate outstanding principal balance of the trust student loans in each of the following tables includes the principal balance due from borrowers, plus accrued interest to be capitalized of approximately $[   ] as of the statistical cutoff date.

The distribution by weighted average interest rate applicable to the trust student loans on any date following the statistical cutoff date may vary significantly from that in the following tables as a result of variations in the effective rates of interest applicable to the trust student

loans. Moreover, the information below about the weighted average remaining term to scheduled maturity of the trust student loans as of the statistical cutoff date may vary significantly from the actual term to maturity of any of the trust student loans as a result of prepayments or the granting of deferment and forbearance periods on any of the trust student loans.

The following tables also contain information concerning the total number of trust student loans and the total number of borrowers in the portfolio of trust student loans. For ease of administration, the master servicer separates a consolidation loan on its system into two separate loan segments if that consolidation loan has both subsidized and unsubsidized segments. The following tables reflect those loan segments within the number of loans.

Percentages and dollar amounts in any table may not total 100% of the trust student loan balance, as applicable, due to rounding.

COMPOSITION OF THE TRUST STUDENT LOANS
AS OF THE STATISTICAL CUTOFF DATE

Aggregate Outstanding Principal Balance	$[ ]
Number of Borrowers..	[ ]
Average Outstanding Principal Balance Per Borrower..	$[ ]
Number of Loans...	[ ]
Average Outstanding Principal Balance Per Loan...	$[ ]
Weighted Average Remaining Term to Scheduled Maturity...	[ ] months
Weighted Average Annual Borrower Interest Rate	[ ]

The weighted average remaining term to the scheduled maturity shown in the table has been determined from the statistical cutoff date to the stated maturity date of the applicable trust student loan without giving effect to any deferment or forbearance periods that may be granted in the future. See "*The Student Loan Financing Business of JPMorgan Chase Bank*" and "*Appendix A—Federal Family Education Loan Program*" in the prospectus.

As of the statistical cutoff date, the weighted average spread, including special allowance payments but excluding any borrower incentives that are currently in place, to the three-month commercial paper rate was at least [   ]%. See "*Appendix A—Federal Family Education Loan Program—Special Allowance Payments*" in the prospectus.

The three-month commercial paper rate is the average of the bond equivalent rates of the three-month commercial paper (financial) rates in effect for each of the days in a calendar quarter as reported by the Federal Reserve in Publication H.15 (or its successor) for that calendar quarter.

The following table provides information about the trust student loans regarding the loan type.

DISTRIBUTION OF THE TRUST STUDENT LOANS
BY SUBSIDY STATUS
AS OF THE STATISTICAL CUTOFF DATE

Subsidy Status	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Subsidized..	[ ]	$[ ]	[ ]%
Unsubsidized	[ ]	[ ]	[ ]%
Total..	[ ]	**$[ ]**	**100.0%**

DISTRIBUTION OF THE TRUST STUDENT LOANS
BY BORROWER INTEREST RATES AS OF
THE STATISTICAL CUTOFF DATE

Borrower Interest Rates	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
1.51% - 2.00%	[ ]	$[ ]	[ ]%
2.01% - 2.50%	[ ]	[ ]	[ ]
2.51% - 3.00%	[ ]	[ ]	[ ]
3.01% - 3.50%	[ ]	[ ]	[ ]
3.51% - 4.00%	[ ]	[ ]	[ ]
4.01% - 4.50%	[ ]	[ ]	[ ]
4.51% - 5.00%	[ ]	[ ]	[ ]
5.01% - 5.50%	[ ]	[ ]	[ ]
5.51% - 6.00%	[ ]	[ ]	[ ]
6.01% - 6.50%	[ ]	[ ]	[ ]
6.51% - 7.00%	[ ]	[ ]	[ ]
7.01% - 7.50%	[ ]	[ ]	[ ]
7.51% - 8.00%	[ ]	[ ]	[ ]
8.01% - 8.50%	[ ]	[ ]	[ ]
Total...	[ ]	$[ ]	**100.0%**

The interest rates shown in the table above were determined using the interest rates applicable to the trust student loans as of the statistical cutoff date. Because most of the trust student loans bear interest at [floating rates][various fixed rates] and because trust student loans with different interest rates are likely to be repaid at different rates, this information will not remain applicable to the trust student loans in the future. See "*The Student Loan Financing Business of JPMorgan Chase Bank*" in the prospectus.

**DISTRIBUTION OF THE TRUST STUDENT LOANS
BY OUTSTANDING PRINCIPAL BALANCE PER BORROWER AS OF
THE STATISTICAL CUTOFF DATE**

Range of Outstanding Principal Balance	Number of Borrowers	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
$0.01 - $5,000.00	[ ]	$[ ]	[ ]%
$5,000.01 - $10,000.00	[ ]	[ ]	[ ]
$10,000.01 - $15,000.00	[ ]	[ ]	[ ]
$15,000.01 - $20,000.00	[ ]	[ ]	[ ]
$20,000.01 - $25,000.00	[ ]	[ ]	[ ]
$25,000.01 - $30,000.00	[ ]	[ ]	[ ]
$30,000.01 - $35,000.00	[ ]	[ ]	[ ]
$35,000.01 - $40,000.00	[ ]	[ ]	[ ]
$40,000.01 - $45,000.00	[ ]	[ ]	[ ]
$45,000.01 - $50,000.00	[ ]	[ ]	[ ]
$50,000.01 - $55,000.00	[ ]	[ ]	[ ]
$55,000.01 - $60,000.00	[ ]	[ ]	[ ]
$60,000.01 - $65,000.00	[ ]	[ ]	[ ]
$65,000.01 - $70,000.00	[ ]	[ ]	[ ]
$70,000.01 - $75,000.00	[ ]	[ ]	[ ]
$75,000.01 - $80,000.00	[ ]	[ ]	[ ]
$80,000.01 - $85,000.00	[ ]	[ ]	[ ]
$85,000.01 - $90,000.00	[ ]	[ ]	[ ]
$90,000.01 - $95,000.00	[ ]	[ ]	[ ]
$95,000.01 - $100,000.00	[ ]	[ ]	[ ]
Greater than $100,000.00	[ ]	[ ]	[ ]
Total	**[ ]**	**$[ ]**	**100.0%**

The following table provides information about the trust student loans regarding the days of delinquency.

**DISTRIBUTION OF THE TRUST STUDENT LOANS
BY NUMBER OF DAYS DELINQUENT AS OF
THE STATISTICAL CUTOFF DATE**

Days Delinquent	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Current	[ ]	$[ ]	[ ]%
1 to 30 days	[ ]	[ ]	[ ]
31 to 60 days	[ ]	[ ]	[ ]
61 to 90 days	[ ]	[ ]	[ ]
91 to 120 days	[ ]	[ ]	[ ]
121 to 150 days	[ ]	[ ]	[ ]
151 to 180 days	[ ]	[ ]	[ ]
181 to [210] days	[ ]	[ ]	[ ]
Total	**[ ]**	**$[ ]**	**100.0%**

DISTRIBUTION OF THE TRUST STUDENT LOANS
BY REMAINING TERM TO FINAL SCHEDULED MATURITY
AS OF THE STATISTICAL CUTOFF DATE

Number of Months Remaining to Final Scheduled Maturity	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
0 - 12..	[ ]	$[ ]	[ ]%
13 - 24..	[ ]	[ ]	[ ]
25 - 36..	[ ]	[ ]	[ ]
37 - 48..	[ ]	[ ]	[ ]
49 - 60..	[ ]	[ ]	[ ]
61 - 72..	[ ]	[ ]	[ ]
73 - 84..	[ ]	[ ]	[ ]
85 - 96..	[ ]	[ ]	[ ]
97 - 108..	[ ]	[ ]	[ ]
109 - 120..	[ ]	[ ]	[ ]
121 - 132..	[ ]	[ ]	[ ]
133 - 144..	[ ]	[ ]	[ ]
145 - 156..	[ ]	[ ]	[ ]
157 - 168..	[ ]	[ ]	[ ]
169 - 180..	[ ]	[ ]	[ ]
181 - 192..	[ ]	[ ]	[ ]
193 - 204..	[ ]	[ ]	[ ]
205 - 216..	[ ]	[ ]	[ ]
217 - 228..	[ ]	[ ]	[ ]
229 - 240..	[ ]	[ ]	[ ]
241 - 252..	[ ]	[ ]	[ ]
253 - 264..	[ ]	[ ]	[ ]
265 - 276..	[ ]	[ ]	[ ]
277 - 288..	[ ]	[ ]	[ ]
289 - 300..	[ ]	[ ]	[ ]
301 - 312..	[ ]	[ ]	[ ]
313 - 324..	[ ]	[ ]	[ ]
325 - 336..	[ ]	[ ]	[ ]
337 - 348..	[ ]	[ ]	[ ]
349 - 360..	[ ]	[ ]	[ ]
Total..	**[ ]**	**$[ ]**	**100.0%**

The numbers of months remaining to final scheduled maturity shown in the above table were determined from the statistical cutoff date to the stated maturity date of the applicable trust student loan without giving effect to any deferment or forbearance periods that may be granted in the future. See "*The Student Loan Financing Business of JPMorgan Chase Bank*" and "*Appendix A—Federal Family Education Loan Program*" in the prospectus.

**DISTRIBUTION OF THE TRUST STUDENT LOANS
BY CURRENT BORROWER PAYMENT STATUS AS OF
THE STATISTICAL CUTOFF DATE**

Current Borrower Payment Status	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Deferment	[ ]	$[ ]	[ ]%
Forbearance	[ ]	[ ]	[ ]
Repayment	[ ]	[ ]	[ ]
First year in repayment	[ ]	[ ]	[ ]
Second year in repayment	[ ]	[ ]	[ ]
Third year in repayment	[ ]	[ ]	[ ]
More than 3 years in repayment	[ ]	[ ]	[ ]
Total	**[ ]**	**$[ ]**	**100.0%**

Current borrower payment status refers to the status of the borrower of each trust student loan as of the statistical cutoff date. The borrower:

- may have temporarily ceased repaying the loan through a *deferment* or a *forbearance* period; or

- may be currently required to repay the loan—*repayment*.

See "*The Student Loan Financing Business of JPMorgan Chase Bank*" and "*Appendix A— Federal Family Education Loan Program*" in the prospectus.

The weighted average number of months in repayment for all trust student loans currently in repayment is approximately [   ], calculated as the term to final scheduled maturity at the commencement of repayment less the number of months remaining to final scheduled maturity as of the statistical cutoff date.

**SCHEDULED WEIGHTED AVERAGE REMAINING MONTHS IN
STATUS OF THE TRUST STUDENT LOANS
BY CURRENT BORROWER PAYMENT STATUS AS OF
THE STATISTICAL CUTOFF DATE**

Current Borrower Payment Status	Scheduled Remaining Months in Status		
	Deferment	Forbearance	Repayment
Deferment	[ ]	[ ]	[ ]
Forbearance	[ ]	[ ]	[ ]
Repayment	[ ]	[ ]	[ ]

The scheduled months in status shown in the table were determined without giving effect to any deferment or forbearance periods that may be granted in the future. See "*The Student Loan Financing Business of JPMorgan Chase Bank*" and "*Appendix A—Federal Family Education Loan Program*" in the prospectus.

**GEOGRAPHIC DISTRIBUTION OF THE TRUST STUDENT
LOANS AS OF THE STATISTICAL CUTOFF DATE**

State	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
California	[ ]	$[ ]	[ ]%
Pennsylvania	[ ]	[ ]	[ ]
Florida	[ ]	[ ]	[ ]
Texas	[ ]	[ ]	[ ]
New York	[ ]	[ ]	[ ]
New Jersey	[ ]	[ ]	[ ]
Virginia	[ ]	[ ]	[ ]
North Carolina	[ ]	[ ]	[ ]
Maryland	[ ]	[ ]	[ ]
Georgia	[ ]	[ ]	[ ]
Illinois	[ ]	[ ]	[ ]
Ohio	[ ]	[ ]	[ ]
Massachusetts	[ ]	[ ]	[ ]
Arizona	[ ]	[ ]	[ ]
Washington	[ ]	[ ]	[ ]
Missouri	[ ]	[ ]	[ ]
Oregon	[ ]	[ ]	[ ]
Connecticut	[ ]	[ ]	[ ]
Colorado	[ ]	[ ]	[ ]
Other (1)	[ ]	[ ]	[ ]
Total	**[ ]**	**$[ ]**	**100.0%**

(1) Each state in the "Other" category represents less than 1% of the aggregate outstanding principal balance.

The geographic distribution shown in the table was based on the billing addresses of the borrowers of the trust student loans shown on the master servicer's or subservicer's records as of the statistical cutoff date.

Each of the trust student loans provides or will provide for the amortization of its outstanding principal balance over a series of regular payments. Except as described below, each regular payment consists of an installment of interest which is calculated on the basis of the outstanding principal balance of the trust student loan. The amount received is applied first to interest accrued to the date of payment, and the balance of the payment, if any, is applied to reduce the unpaid principal balance. Accordingly, if a borrower pays a regular installment before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if a borrower pays a monthly installment after its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less. In addition, if a borrower pays a monthly installment after its scheduled due date, the borrower may owe a fee on that late payment. If a late fee is applied, such payment will be applied first to the applicable late fee, second to interest and third to

principal. As a result, the portion of the payment applied to reduce the unpaid principal balance may be less than it would have been had the payment been made as scheduled.

In either case, subject to any applicable deferment periods or forbearance periods, and except as provided below, the borrower pays a regular installment until the final scheduled maturity date, at which time the amount of the final installment is increased or decreased as necessary to repay the then outstanding principal balance of that trust student loan.

[Each of] the seller[s] makes available through the master servicer and the subservicer, to the borrowers of student loans it holds, payment terms that may result in the lengthening of the remaining term of the student loans. For example, not all of the trust student loans provide for level payments throughout the repayment term of the student loans. [Some trust student loans provide for interest only payments to be made for a designated portion of the term of the loans, with amortization of the principal of the loans occurring only when payments increase in the latter stage of the term of the loans. Other loans provide for a graduated phase in of the amortization of principal with a greater portion of principal amortization being required in the latter stages than would be the case if amortization were on a level payment basis. [Each of] the seller[s] also offers, through the master servicer or the subservicer, an income-sensitive repayment plan, under which repayments are based on the borrower's income. Under that plan, ultimate repayment may be delayed up to five years due to mandatory forbearance provisions. Borrowers under trust student loans will continue to be eligible for the graduated payment and income-sensitive repayment plans.] See "*The Student Loan Financing Business of JPMorgan Chase Bank*" in the prospectus.

The following table provides certain information about trust student loans subject to the repayment terms described in the preceding paragraphs.

DISTRIBUTION OF THE TRUST STUDENT LOANS
BY REPAYMENT TERMS AS OF THE STATISTICAL CUTOFF DATE

Loan Repayment Terms	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
Level Payment	[ ]	$[ ]	[ ]%
Graduated Payment	[ ]	[ ]	[ ]
Total	**[ ]**	**$[ ]**	**[ ]%**

The master servicer or the subservicer may in the future offer repayment terms similar to those described above to borrowers of loans in the issuing entity who are not entitled to these repayment terms as of the statistical cutoff date. If repayment terms are offered to borrowers, the weighted average life of the securities could be lengthened.

Exceptional Performance Status

The Higher Education Act authorizes the Department of Education to recognize lenders and lender servicers (as agent for the eligible lender) for an exceptional level of performance in servicing FFELP loans. A lender or lender servicer designated for exceptional performance can receive 99% reimbursement on all default claims submitted for insurance provided that the

lender or lender servicer meets and maintains all requirements for achieving its designation. The Department of Education may revoke exceptional performance status if, among other things, subsequent audits of a servicer's servicing operations fail to meet certain due diligence standards, the required audits are not provided to the Department of Education or the Department of Education determines that an overall level of regulatory compliance has not been maintained. If the Department of Education revokes a servicer's exceptional performer status on a retroactive basis, the Department of Education may hold the servicer and the holders of student loans serviced by such servicer jointly and severally liable for reimbursement to the relevant guarantors of amounts paid during such retroactive period in excess of the standard default insurance rate of either 98% or 97%, as the case may be. See "*Appendix A—Federal Family Education Loan Program—Guarantors under FFELP*" in the prospectus. If the Department of Education makes a demand upon the issuing entity to make such reimbursement payment, the master servicer has agreed to reimburse the relevant guarantors directly for any such amount under the master servicing agreement in accordance with the procedures under the Higher Education Act. Effective January 1, 2006 through December 31, 2006, the subservicer has been awarded "exceptional performance" status. See "*Master Servicing Agreement and Subservicing Agreements—CFS-SunTech*" in this prospectus supplement. The exceptional performance status does not affect 100% reimbursement under FFELP for guarantee claims based upon death, disability, discharge in bankruptcy or the crime of identity theft.

Currently, a bill ("The College Relief Act of 2007," H.R. 5) is awaiting introduction before Congress. If this legislation is enacted into law in its present form, it would abolish the "exceptional performance" servicer designation as of July 1, 2007. As a result, all defaulted trust student loans would revert to being federally guaranteed at the 97% or 98% level, as applicable. As of the date of this prospectus supplement, it is unclear whether this bill will become law in its current or a revised form.

The following table provides information with respect to the distribution of the trust student loans by subservicer:

<center>DISTRIBUTION OF THE TRUST STUDENT LOANS
BY SUBSERVICER AS OF THE STATISTICAL CUTOFF DATE</center>

Subservicer	Number of Loans	Aggregate Outstanding Principal Balance	Percent of Pool by Outstanding Principal Balance
[ ]..	[ ]	$[ ]	[ ]%
[ ]..	[ ]	[ ]	[ ]
Total..	**[ ]**	**$[ ]**	**100.0%**

Insurance of Student Loans; Guarantors of Student Loans

Each trust student loan is required to be guaranteed as to certain amounts of the principal and interest by one of the guarantors described below and reinsured by the Department of Education under the Higher Education Act and must be eligible for special allowance payments

and, in the case of some trust student loans, interest subsidy payments by the Department of Education.

In general, FFELP loans are guaranteed by the applicable guarantor and reinsured against default by the Department of Education. The guarantee percentage varies based on the date on which the student loan was disbursed, as follows:

- first disbursed prior to July 1, 2006, all disbursements 98% guaranteed for default claims; and

- first disbursed on or after July 1, 2006, all disbursements 97% guaranteed for default claims.

However, if and so long as the subservicer's "exceptional performance" designation remains in effect, all federally insured student loans serviced by the subservicer, including the trust student loans acquired by the issuing entity, will be eligible to receive 99% reimbursement on any default claim properly submitted for payment. See "*Appendix A—Federal Family Education Loan Program—Guarantors under FFELP*" in the prospectus.

No insurance premium is charged to a borrower or a lender in connection with a consolidation loan. However, FFELP lenders must pay a monthly rebate fee to the Department of Education at an annualized rate of 1.05% on principal of and interest on consolidation loans disbursed on or after October 1, 1993 from applications received prior to October 1, 1998 and after January 31, 1999, or at an annualized rate of 0.62% on consolidation loans for which consolidation loan applications were received between October 1, 1998 and January 31, 1999. The issuing entity will pay this consolidation loan rebate fee prior to calculating Available Funds. For FFELP loans disbursed on or after October 1, 1993, lenders must pay a monthly loan fee to the Department of Education equal to 0.50% of the principal amount of the loan. [For Stafford Loans and PLUS Loans with a first disbursement on or after July 1, 2006, guarantors are required to deposit a 1% default fee into the Federal Default Fund. The default fee may be charged to the borrower or paid from other non-federal sources.]

Guarantors for the Trust Student Loans. The eligible lender trustee has entered into a separate guarantee agreement with each of the guarantors listed below, under which each of the guarantors has agreed to serve as guarantor for specified trust student loans.

Under the Higher Education Act, if the Department of Education has determined that a guarantor is unable to meet its insurance obligations, a loan holder may submit claims directly to the Department of Education and the Department of Education is required to pay the full guarantee payment in accordance with guarantee claim processing standards no more stringent than those of the guarantor. However, the Department of Education's obligation to pay guarantee claims directly in this fashion is contingent upon the Department of Education making the determination referred to above. There can be no assurance that the Department of Education would ever make such a determination with respect to a guarantor or, if such a determination was made, whether that determination or the ultimate payment of guarantee claims would be made in a timely manner. See "*Appendix A—Federal Family Education Loan Program—Guarantors under FFELP*" in the prospectus.

The following table provides information with respect to the portion of the trust student loans guaranteed by each guarantor:

DISTRIBUTION OF THE TRUST STUDENT LOANS
BY GUARANTOR AS OF THE STATISTICAL CUTOFF DATE

Guarantor	Number of Loans Guaranteed	Aggregate Outstanding Principal Balance of Loans Guaranteed	Percent of Pool by Outstanding Principal Balance Guaranteed
[ ].......................................	[ ]	$ [ ]	[ ]%
[ ].......................................	[ ]	[ ]	[ ]
[ ].......................................	[ ]	[ ]	[ ]
Total...	[ ]	$ [ ]	**100.0%**

Some historical information about each of the guarantors that guarantees trust student loans comprising at least 10% of the Initial Pool Balance is provided below. For purposes of the following tables, each such guarantor is sometimes referred to as a **"significant guarantor."** The information shown for the significant guarantor relates to all student loans, including but not limited to the trust student loans, guaranteed by that significant guarantor.

The information in these tables was obtained from various sources, including from each of the significant guarantors or, if not available from such significant guarantor, from Department of Education publications and data. None of the depositor, the issuing entity, any JPMorgan Chase Entity or the underwriters have audited or independently verified this information for accuracy or completeness. However, this information has been accurately reproduced and, as far as the depositor is aware and is able to ascertain from information published by the significant guarantors, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Guarantee Volume. The following table describes the approximate aggregate principal amount of federally reinsured student loans, excluding consolidation loans, that first became guaranteed by the significant guarantor and by all guarantors, including but not limited to those guaranteeing trust student loans, in each of the last five federal fiscal years:

	Loans Guaranteed				
Guarantor	Federal Fiscal Year				
	2001	2002	2003	2004	2005
[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
All Guarantors	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]

Reserve Ratio. The significant guarantor's reserve ratio is determined by dividing its cumulative cash reserves by the original principal amount of the outstanding loans it has agreed to guarantee. For this purpose:

- Cumulative cash reserves are cash reserves plus (1) sources of funds, including insurance premiums, state appropriations, federal advances, federal reinsurance payments, administrative cost allowances, collections on claims paid and investment earnings and supplemental pre-claims assistance payments, minus (2) permissible

uses of funds, including claims paid to lenders, operating expenses, lender fees, the Department of Education's equitable share of collections on claims paid, returned advances, reinsurance fees, insurance premiums on cancelled loans, borrower refunds, and any other amounts authorized or directed by the Department of Education.

- The original principal amount of outstanding loans consists of the original principal amount of loans guaranteed by that guarantor and the original principal amount of any loans on which the guarantee was transferred to such guarantor from another guarantor minus the original principal amount of loans on which the loan guarantee was cancelled or transferred to another guarantor, the guarantor paid claims, loans paid in full by the borrower and reinsurance coverage that has been lost and cannot be regained.

The following table shows the significant guarantor's reserve ratio for the five federal fiscal years from 2001 shown for which information is available:

	Reserve Ratio as of Close of Federal Fiscal Year				
Guarantor	2001[1]	2002[1]	2003[1]	2004[1]	2005[1]
[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

(1) Guarantors were required to relinquish certain reserve funds to the federal government pursuant to the Federal Balanced Budget Act of 1997 and the Higher Education Amendment of 1998.

Recovery Rates. A guarantor's recovery rate, which provides a measure of the effectiveness of the collection efforts against defaulting borrowers after the guarantee claim has been satisfied, is determined for each year by dividing the cumulative amount of principal and accrued interest collected on defaulted loans during the current and prior quarters of the fiscal year by the cumulative aggregate amount of principal and interest in default as of the beginning of the fiscal year (claims paid by the guarantor). The table below shows the cumulative recovery rates for the significant guarantor for the five federal fiscal years from 2001:

	Recovery Rate Federal Fiscal Year				
Guarantor	2001	2002	2003	2004	2005
[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Claims Rate. The following table shows the claims rates of the significant guarantor for the last five federal fiscal years:

	Claims Rate Federal Fiscal Year				
Guarantor	2001	2002	2003	2004	2005
[ ]	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

The Department of Education is required to make reinsurance payments to guarantors with respect to FFELP loans in default. This requirement is subject to specified reductions when the guarantor's claims rate for a fiscal year equals or exceeds certain trigger percentages of the

aggregate original principal amount of FFELP loans guaranteed by that guarantor that are in repayment on the last day of the prior fiscal year. See "*Appendix A—Federal Family Education Loan Program*" in the prospectus.

Each guarantor's guarantee obligations with respect to any trust student loan is conditioned upon the satisfaction of all of the conditions in the applicable guarantee agreement. These conditions generally include, but are not limited to, the following:

- the origination and servicing of the trust student loan being performed in accordance with FFELP, the Higher Education Act, Department of Education regulations, the guarantor's rules and other applicable requirements in all material respects;

- the timely payment of the default fee payable on the trust student loan;

- the timely submission to the guarantor of all required pre-claim delinquency status notifications and of the claim on the trust student loan; and

- compliance with FFELP's requirements for due diligence in servicing and collection of the trust student loans.

Failure to comply with any of the applicable conditions, including those listed above, may result in the refusal of the guarantor to honor its guarantee agreement on the trust student loans, in the denial of guarantee coverage for certain accrued interest amounts or in the loss of certain interest subsidy payments and special allowance payments.

Prospective investors may consult the Department of Education Data Books for further information concerning the guarantors.

Cure Period for Trust Student Loans

The seller[s], the depositor or the master servicer, as applicable, will be obligated to reacquire (or, in the case of the master servicer, to purchase) or to substitute Qualified Substitute Student Loans for, and to reimburse for shortfalls in the value of, any trust student loan in the event of a breach of certain representations, warranties or covenants concerning the trust student loan which has a material adverse effect on the interest of the issuing entity, following a period during which the breach may be cured. However, any breach that relates to compliance with the requirements of the Higher Education Act or the applicable guarantor but that does not affect that guarantor's obligation to guarantee payment of a trust student loan will not be considered to have a material adverse effect. In addition, a final and binding determination by the Department of Education that the Higher Education Act was violated with respect to a trust student loan or that a trust student loan is no longer insured because of a violation of the Higher Education Act may be required prior to the issuing entity being able to enforce the obligation to reacquire or purchase or substitute and reimburse, as the case may be.

For purposes of trust student loans, the cure period will be [210] days. However, in the case of breaches that may be cured by the reinstatement of the guarantor's guarantee of the trust student loan, the cure period will be 360 days. In each case the cure period begins on the earlier of the date on which the breach is discovered and the date of the receipt by the master servicer or

the subservicer of the guarantor's claim rejection transmittal form with respect to the trust student loan. The reacquisition or purchase or substitution and reimbursement, as applicable, will be made not later than the last day of the [210]-day cure period or not later than the 60th day following the last day of the 360-day cure period, as applicable.

Notwithstanding the foregoing, if as of the last business day of any month the aggregate principal amount of trust student loans for which claims have been filed with and rejected by a guarantor as a result of a breach by the depositor, the seller[s], the master servicer or the subservicer or for which the master servicer or the subservicer determines that claims cannot be filed pursuant to the Higher Education Act as a result of such a breach exceeds 1% of the Pool Balance, then the depositor, the applicable seller, or the master servicer, as applicable, will be required to reacquire or purchase, as applicable, within 30 days of a written request by the owner trustee or the indenture trustee, affected trust student loans in an aggregate principal amount so that after the ~~purchases or~~ reacquisitions or purchases the aggregate principal amount of affected trust student loans is less than 1% of the Pool Balance. The trust student loans to be reacquired by the depositor or the seller[s] or to be purchased by the master servicer pursuant to the preceding sentence will be based on the date of final claim rejection, with the trust student loans with the earliest of these dates to be purchased or reacquired first. See "*Servicing and Administration—Master Servicer Covenants*" and "*Transfer and Servicing Agreements— Transfer of Student Loans to the Issuing Entity; Representations and Warranties of the Depositor*" and "*—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in the prospectus.

Consolidation of Federal Benefit Billings and Receipts and Guarantor Claims with Other Trusts

Due to a Department of Education policy limiting the granting of new lender identification numbers, the eligible lender trustee will be allowed under an eligible lender trustee agreement to permit other trusts established by the depositor to securitize student loans to use the Department of Education lender identification number applicable to the issuing entity. In that event, the billings submitted to the Department of Education for interest subsidy and special allowance payments on loans in the trust would be consolidated with the billings for the payments for student loans in other trusts using the same lender identification number and payments on the billings would be made by the Department of Education in lump sum form. These lump sum payments would then be allocated among the various trusts using the same lender identification number.

In addition, the sharing of the lender identification number with other trusts may result in the receipt of claim payments from guarantors in lump sum form. In that event, these payments would be allocated among the trusts in a manner similar to the allocation process for interest subsidy and special allowance payments.

The Department of Education regards the eligible lender trustee as the party primarily responsible to the Department of Education for any liabilities owed to the Department of Education or guarantors resulting from the eligible lender trustee's activities in FFELP. As a result, if the Department of Education or a guarantor were to determine that the eligible lender trustee owes a liability to the Department of Education or a guarantor on any student loan

included in a trust using the shared lender identification number, the Department of Education or that guarantor would be likely to collect that liability by offset against amounts due the eligible lender trustee under the shared lender identification number, including amounts owed in connection with the issuing entity.

In addition, other trusts using the shared lender identification number may in a given quarter incur consolidation origination fees that exceed the interest subsidy and special allowance payments payable by the Department of Education on the loans in the other trusts, resulting in the consolidated payment from the Department of Education received by the eligible lender trustee under the lender identification number for that quarter equaling an amount that is less than the amount owed by the Department of Education on the loans in the issuing entity for that quarter.

The master servicing agreement and subservicing agreements for the issuing entity and the master servicing agreements and the subservicing agreements for the other trusts established by the depositor that share the lender identification number to be used by the issuing entity will require any trust to indemnify the other trusts against a shortfall or an offset by the Department of Education or a guarantor arising from the student loans held by the eligible lender trustee on the issuing entity's behalf.

[Consolidation Loan Add-On Period]

[The Higher Education Act permits borrowers to add additional eligible student loans to an existing consolidation loan for up to 180 days after the origination of such consolidation loan. If the borrower of a trust student loan wanted to include an additional student loan in that borrower's existing consolidation loan and if the issuing entity could not fund such additional student loan, the related trust student loan would have to be removed from the issuing entity and treated as having been prepaid in full. To mitigate this effect, during the consolidation loan add-on period, which is the period from the closing date through [   ], the issuing entity will be permitted to acquire add-on consolidation loans, which would increase the outstanding principal balance of the applicable existing trust student loan, but only to the extent of funds on deposit in the consolidation loan add-on account.

On the closing date, the ~~depositor~~issuing entity will fund the consolidation loan add-on account with proceeds from the sale of the notes in an amount equal to $[   ]. No additional deposits will be made into the consolidation loan add-on account. Amounts may be withdrawn from time to time during the consolidation loan add-on period to acquire add-on consolidation loans and for no other purposes. Add-on consolidation loans will be added to the issuing entity at a price equal to their outstanding principal balance plus accrued and unpaid interest, if any, thereon, and following such acquisition, the outstanding principal balance of the related trust student loan will be increased by an identical amount. To the extent any funds remain on deposit in the consolidation loan add-on account on the last day of the consolidation loan add-on period, all such amounts will be transferred to the collection account on the next business day and included as part of Available Funds on the [   ] quarterly payment date. At the end of the consolidation loan add-on period, or when all of the funds in the consolidation loan add-on account have been applied, any trust student loans that are to be

consolidated with student loans that are not trust student loans will be repaid as part of the consolidation process.]

Incentive Programs

The trust student loans are subject to the following incentive programs:

- A 1% interest rate reduction after a borrower makes his or her first thirty-six consecutive payments on a timely basis.

- A 0.25% interest rate reduction for use of auto debit by a borrower to make his or her loan payments.

Additional incentive programs may be offered, or existing incentive programs may be adjusted, in conjunction with JPMorgan Chase Bank's student loan borrower retention efforts. It is uncertain how many borrowers will qualify for the benefits of existing or future incentive programs.


MASTER SERVICING AGREEMENT AND SUBSERVICING AGREEMENTS


See "*Transfer and Servicing Agreements*" and "*Servicing and Administration*" in the prospectus for the description of the master servicing agreement.

[Description of Subservicer—each prospectus supplement will (a) identify each unaffiliated subservicer that services 10% or more of the trust student loans and (b) provide information required under Item 1108 for each affiliated subservicer and each unaffiliated subservicer that services 20% or more of the trust student loans.]

The master servicer has entered into a subservicing agreement with CFS-SunTech, under which CFS-SunTech, an indirect, wholly-owned subsidiary of JPMorgan Chase Bank, assumes all of the duties of the master servicer under the master servicing agreement for the term of the master servicing agreement.

Pursuant to the subservicing agreement, the subservicer will ~~generally agree to provide all customary post-origination student loan servicing activities with respect to~~<u>agree to manage, service, administer and make collections on</u> the trust student loans for which it is acting as subservicer. Such services generally include maintaining custody of copies of promissory notes and related documentation, billing for and processing payments from borrowers, undertaking certain required collection activities with respect to delinquent loans, submitting guarantee claims with respect to defaulted loans, establishing and maintaining records with respect to its servicing activities, and providing certain reports of its activities and the student loan portfolios serviced by them. The subservicer will agree to service the trust student loans in compliance with the Higher Education Act, the guidelines of the applicable guarantor, and all applicable federal and state laws and regulations.

The master servicer will pay the subservicer a ~~monthly~~ fee for the servicing of trust student loans according to ~~schedules set forth in the subservicing~~<u>a separate</u> agreement. The fees ~~are~~<u>may be</u> subject to periodic increases. The subservicing agreement will provide that the

subservicer will indemnify the master servicer for losses arising out of the subservicer's willful misconduct ~~or~~, bad faith, negligence or reckless disregard with regard to the performance of its ~~services or the breach of its~~ obligations or duties under the subservicing agreement, other than incidental, special or consequential damages. The subservicing agreement also will provide that, if any trust student loan is denied its guarantee by a guarantor or the loss of federal interest, special allowance payments and/or insurance benefits, the subservicer will be required to take actions to make the issuing entity whole with respect to such trust student loan; provided, however, that the subservicer will not be liable for any error or omission which occurred prior to the date the subservicer assumed responsibility for servicing the trust student loan. In cases where the obligations seeking to be enforced are based on a violation of the Higher Education Act, a final and binding determination by the Department of Education that the Higher Education Act was violated may be required prior to the applicable party's being able to enforce the master servicer's purchase ~~or substitution~~ and reimbursement obligation.

~~[The subservicer will have the right to request an increase in its fees and expenses during the term of the subservicing agreement by giving notice to the master servicer. If the master servicer objects to any such increase within the time period set forth in the subservicing agreement, the proposed increase will not be effective and the subservicer may terminate the subservicing agreement.] [However, unless the master servicer is to assume the functions of the subservicer, no termination of the subservicing agreement will be effective unless and until the master servicer enters into another agreement similar to the subservicing agreement with another subservicer and receives a written confirmation from each of the rating agencies that such subservicing agreement will not result in a downgrade or withdrawal of its then-current rating of the notes.]~~

See "*Servicing and Administration—Servicing Procedures*" in the prospectus.

CFS-SunTech

CFS-SunTech began servicing education loans in 1984 as part of the Mississippi Higher Education Assistance Corporation, and from 1990 as a separate company under the name SunTech, Inc. In 2003, CFS Inc. acquired the servicing business of SunTech, Inc., and in 2006, CFS Inc. was acquired by JPMorgan Chase Bank. CFS-SunTech provides loan origination and loan servicing for lenders and secondary markets. CFS-SunTech's operations are located in Ridgeland, Mississippi and Pinellas Park, Florida where as of [   ], 200[   ] it had approximately [   ] employees. As of December 31, 2005, CFS-SunTech serviced a portfolio of approximately 430,000 accounts with outstanding principal balances of approximately $11 billion in both FFELP and private education loans.

Effective January 1, 2006, through December 31, 2006, CFS-SunTech has been awarded the "exceptional performance" designation by the Department of Education. For so long as CFS-SunTech's exceptional performance designation remains in effect, or so long as the Higher Education Act continues to provide the "exceptional performance" status as it currently does, all federally reinsured student loans serviced by CFS-SunTech, including the trust student loans to be acquired with the proceeds of the notes, will be eligible to receive 99% reimbursement on any default claim properly submitted for payment.

The Department of Education may revoke (including potentially on a retroactive basis) CFS-SunTech's exceptional performance designation if, among other things, subsequent audits of CFS-SunTech's servicing operations reflect a failure to meet certain due diligence standards, the required audits are not provided to the Department of Education or the Department of Education determines that an overall level of regulatory compliance has not been maintained. There can be no assurance that CFS-SunTech will maintain its exceptional performance designation in the future. Failure by CFS-SunTech to maintain its exceptional performance designation in the future is not a default under the subservicing agreement between the master servicer and CFS-SunTech. If CFS-SunTech fails to maintain its exceptional performance designation, reimbursement on default claims will revert to the guaranteed percentage applicable to such student loan at the time of its origination (either 98% or 97%, as the case may be), which will be effective from either the annual renewal date, the date the Department of Education determines the non-compliance occurred, or another date determined by the Department of Education. In this event, any recoupment by the Department of Education or any guarantor from the issuing entity of amounts previously reimbursed by a guarantor, which is not reimbursed by CFS-SunTech or any of its affiliates, will reduce Available Funds for any applicable quarterly payment date. See "*The Trust Student Loan Pool—Exceptional Performance Status*" in this prospectus supplement.

Servicing Compensation

The master servicer will be entitled to receive a servicing fee in an amount equal to the primary servicing fee and the carryover servicing fee as compensation for performing the functions as master servicer for the issuing entity. The primary servicing fee for any month will be equal to $[   ] per borrower for the first twelve months of repayment and thereafter, $[   ] per borrower. The primary servicing fee will be payable on each monthly distribution date and will be paid solely out of Available Funds and amounts on deposit in the reserve account on that date. The carryover servicing fee, if any, will be payable to the master servicer on each quarterly payment date out of Available Funds after payment on that quarterly payment date of clauses (a) through [(g)] under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus supplement. The carryover servicing fee will be subject to increase agreed to by the administrator and the master servicer to the extent that a demonstrable and significant increase occurs in the costs incurred by the master servicer in providing the services to be provided under the master servicing agreement, whether due to changes in applicable governmental regulations, guarantor program requirements or regulations, or postal rates. The master servicer will be solely responsible for all compensation due to the subservicer for the performance of the subservicer's obligations under the subservicing agreement.

DESCRIPTION OF THE NOTES

The notes will be issued under an indenture in the form filed as an exhibit to the registration statement of which this prospectus supplement is a part. The following summary describes some terms of the notes, the indenture and the trust agreement. The prospectus describes other terms of the notes. See "*Description of the Notes*" and "*Certain Information Regarding the Securities*" in the prospectus. The following summary does not cover every detail and is subject to the provisions of the notes, the indenture and the trust agreement, copies of which may be obtained as described under "*Incorporation of Certain Documents by Reference*" in the prospectus.

The Class A Notes

Distributions of Interest. Interest will accrue on the outstanding principal balances of the class A notes at their respective interest rates. Interest will accrue during each applicable accrual period and will be payable to the class A noteholders quarterly on each quarterly payment date. Interest accrued as of any quarterly payment date but not paid on that quarterly payment date will be due on the next quarterly payment date together with an amount equal to interest on the unpaid amount at the applicable rate per annum specified in the definition of Class A Note Interest Shortfall. Interest payments on the class A notes for any quarterly payment date will be funded from Available Funds, subject to all prior required distributions. See "—*Distributions*" and "—*Credit Enhancement*" in this prospectus supplement. If these sources are insufficient to pay the Class A Noteholders' Interest Distribution Amount for that quarterly payment date, the shortfall will be allocated pro rata to the class A noteholders, based upon the total amount of interest then due on each class of class A notes.

The interest rate for each class of class A notes for each accrual period will be equal to the sum of three-month LIBOR, except for the first accrual period, and the following applicable spread:

Class of Notes	Spread
Class A-[1]	plus [ ]%
Class A-[2]	plus [ ]%
Class A-[3]	plus [ ]%
Class A-[4]	plus [ ]%
Class A-[5]	plus [ ]%
Class A-[6]	plus [ ]%

LIBOR for the first accrual period will be determined by the following formula:

$$x + (\quad / \quad * (y-x))$$

where:

$x =$ -month LIBOR, and
$y =$ -month LIBOR.

The calculation agent will determine LIBOR for the specified maturity for each accrual period on the second business day before the beginning of that accrual period, as described under "*Certain Information Regarding the Securities—Floating Rate Securities*" in the prospectus.

Distributions of Principal. Principal payments will be made to the class A noteholders on each quarterly payment date in an amount generally equal to the Principal Distribution Amount times the Class A Percentage for that quarterly payment date, until the principal balance of each class of the class A notes is reduced to zero. Principal payments on the class A notes will be funded from Available Funds, subject to all prior required distributions. See "—*Distributions*," and "—*Credit Enhancement*" in this prospectus supplement.   Amounts on deposit in the reserve account, other than amounts in excess of the Specified Reserve Account Balance, will not be available to make principal payments on the class A notes except at maturity of the applicable class of notes or on the final distribution upon termination of the issuing entity.

Principal payments will be applied on each quarterly payment date in the priorities set forth under "—*Distributions*" in this prospectus supplement.

However, notwithstanding any other provision to the contrary, following the occurrence of an event of default and the exercise by the indenture trustee of remedies under the indenture, principal payments on the class A notes will be made pro rata, without preference or priority.

The outstanding principal balance of each class of class A notes will be due and payable in full on the final scheduled payment date set forth on the cover of this prospectus supplement. The actual date on which the outstanding principal balance and accrued interest of a class of class A notes will be paid in full may be earlier than its final scheduled payment date, based on a variety of factors as described in "*Risk Factors—You Will Bear Prepayment and Extension Risk Due to Actions Taken by Individual Borrowers and Other Variables Beyond the Depositor's or Any Issuing Entity's Control*" in the prospectus.

The Class B Notes

Distributions of Interest. Interest will accrue on the outstanding principal balance of the class B notes at the class B note interest rate. Interest will accrue during each accrual period and will be payable to the class B noteholders quarterly on each quarterly payment date. Interest accrued as of any quarterly payment date but not paid on that quarterly payment date will be due on the next quarterly payment date, together with an amount equal to interest on the unpaid amount at the class B interest rate. Interest payments on the class B notes for any quarterly payment date will be funded from Available Funds, subject to all prior required distributions. See "—*Distributions*," "—*Credit Enhancement—Reserve Account*" and "—*Subordination of the Class B Notes*" in this prospectus supplement.

The interest rate for the class B notes for each accrual period will be equal to the sum of three-month LIBOR, except for the first accrual period, plus [   ]%. The calculation agent will determine LIBOR for the class B notes for each accrual period in the same manner as for the class A notes.

Distributions of Principal. Principal payments will be made to the class B noteholders on each quarterly payment date on and after the Stepdown Date, provided that a Trigger Event is not

in effect, in an amount generally equal to the Class B Noteholders' Principal Distribution Amount for that quarterly payment date. Principal payable on any quarterly payment date will be funded from Available Funds (subject to all prior required distributions). Amounts on deposit in the reserve account, other than amounts in excess of the Specified Reserve Account Balance, will not be available to make principal payments on the class B notes except at maturity and on the final distribution upon termination of the issuing entity. See "—*Distributions*" and "—*Credit Enhancement—Reserve Account*" in this prospectus supplement.

The outstanding principal balance of the class B notes will be due and payable in full on the class B final scheduled payment date. The actual date on which the final distribution on the class B notes will be made may be earlier than the class B final scheduled payment date, however, based on a variety of factors as described in "*Risk Factors—You Will Bear Prepayment and Extension Risk Due to Actions Taken by Individual Borrowers and Other Variables Beyond the Depositor's or Any Issuing Entity's Control*" in the prospectus.

Subordination of the Class B Notes. On any quarterly payment date, payments of interest on the class B notes will be subordinate to the payment of interest on the class A notes, and principal payments on the class B notes will be subordinate to the payment of both interest and principal on the class A notes. Consequently, on any quarterly payment date, Available Funds, amounts on deposit in the reserve account remaining after payment of the primary servicing fee and the administration fee and, through the [   ] quarterly payment date, amounts on deposit in the capitalized interest account will be applied to the payment of interest on the class A notes prior to any payment of interest on the class B notes, and no payments of the principal balance on the class B notes will be made until the class A notes have received the applicable class A noteholders Principal Distribution Amount.

Notwithstanding the foregoing, if

(1)   on any quarterly payment date following distributions under clauses (a) through [(e)] under "—*Distributions—Distributions from the Collection Account*" in this prospectus supplement to be made on that quarterly payment date, the outstanding principal balance of the class A notes would be in excess of:

- the outstanding ~~principal balance~~Pool Balance as of the ~~trust student loans~~last day of the related Collection Period; plus

- any accrued but unpaid interest on the trust student loans as of the last day of the related Collection Period; plus

- the balance of the capitalized interest account on that quarterly payment date following those distributions made with respect to clauses (c) and [(d)] under "—*Distributions—Distributions from the Collection Account*" in this prospectus supplement; plus

- [the balance of the consolidation loan add-on account on that quarterly payment date; plus]

- the balance of the reserve account on that quarterly payment date following those distributions made under clauses (a) through [(~~e~~d)] under "—*Distributions—Distributions from the Collection Account*" in this prospectus supplement; minus

- the Specified Reserve Account Balance for that quarterly payment date, or

(2) an event of default under the indenture affecting the class A notes has occurred and is continuing,

then, until the conditions described in (1) or (2) above no longer exist, the amounts on deposit in the collection account and the reserve account will be applied on that quarterly payment date to the payment of the Class A Noteholders' Distribution Amount before any amounts are applied to the payment of the Class B Noteholders' Distribution Amount.

Trust Accounts

The administrator will establish and maintain the collection account for the benefit of the noteholders and the ~~certificateholder[s]~~issuing entity, in the name of the indenture trustee, into which all payments on the trust student loans will be deposited. The administrator will also establish the following accounts in the name of the indenture trustee:

- the reserve account,

- the capitalized interest account, and

- [the consolidation loan add-on account].

The indenture trustee, upon the written direction of the administrator, will invest funds in the trust accounts in Eligible Investments as provided in the indenture. Eligible Investments are generally limited to investments acceptable to the rating agencies as being consistent with the ratings of the notes. Subject to some conditions, Eligible Investments may include debt instruments or other obligations (including asset-backed securities) issued by the depositor or its affiliates, other trusts originated by the depositor or its affiliates or third parties and reacquisition obligations of such persons with respect to federally guaranteed student loans that are serviced by the master servicer or an affiliate thereof. Eligible investments are limited to obligations or debt instruments that are expected to mature not later than the business day preceding the next quarterly payment date, or, to the extent of the primary servicing fee and the administration fee, the business day preceding the next monthly distribution date.

Distributions

Deposits into the Collection Account. On or before the business day prior to each quarterly payment date, the master servicer and the administrator will provide the indenture trustee and the paying agent with certain information as to the preceding Collection Period, including the amount of Available Funds received from the trust student loans and the aggregate purchase amount of the trust student loans to be reacquired or purchased from the issuing entity by the sellers, the depositor or the master servicer.

Except as provided in the next paragraph, the master servicer and the subservicer will deposit all payments on the relevant trust student loans and all proceeds of the relevant trust student loans collected by them during each Collection Period into the collection account within two business days of ~~the later of~~ receipt or, if the payment is not readily identifiable as a payment on a trust student loan, ~~within two business days of being~~the date on which so identified. Except as provided in the next paragraph, the eligible lender trustee will deposit all interest subsidy payments and all special allowance payments on the trust student loans received by it for each Collection Period into the collection account within two business days of receipt or, if the payment is not readily identifiable as a payment on a trust student loan, within two business days of being so identified.

However, for so long as no administrator default has occurred and is continuing, and any other condition to making deposits less frequently than daily as may be specified by the rating agencies ~~or set forth in the related prospectus supplement~~ is satisfied, the master servicer, each subservicer and the eligible lender trustee will remit the amounts referred to above to the administrator within two business days of the later of receipt or identification, and the administrator will be required to deposit these amounts in the collection account by the business day preceding the next quarterly payment date, or to the extent of the primary servicing fee and the administration fee, the business day preceding the next monthly distribution date. See "*Servicing and Administration—Payments on Student Loans*" in the prospectus.

Distributions from the Collection Account. On each monthly distribution date that is not a quarterly payment date, the administrator will instruct the paying agent to pay to the master servicer the primary servicing fee and to the administrator the administration fee from amounts on deposit in the collection account and reserve account.

On or before each quarterly payment date, the administrator will instruct the paying agent to make the following deposits and distributions in the amounts and in the order of priority shown below, except as otherwise provided under "*Description of the Notes—The Class B Notes—Subordination of the Class B Notes*" and "*—Distributions Following an Event of Default and Acceleration of the Maturity of the Notes*" in this prospectus supplement to the extent of Available Funds for that quarterly payment date ~~and~~, amounts transferred from the capitalized interest account through the [   ] quarterly payment date with respect to clauses (c) and [(d)] below for that quarterly payment date and amounts transferred from the reserve account with respect to clauses (a) through [(d)] below for that quarterly payment date:

(a)   to the master servicer, the master servicer's primary servicing fee due on that quarterly payment date and prior unpaid primary servicing fees;

(b)   to the administrator, the administration fee due on that quarterly payment date and all prior unpaid administration fees;

(c)   [pro rata, based on the outstanding principal balance of the notes, the amount of any swap payment due and payable by the issuing entity to the swap counterparty and the amount of any swap termination payment due and payable by the issuing entity to the swap counterparty under this clause (c):]

(1) to the class A noteholders, the Class A Noteholders' Interest Distribution Amount;
(2) [to the swap counterparty, any swap payments payable to the swap counterparty by the issuing entity under the swap agreement; and]
(3) [to the swap counterparty, the amount of any swap termination payment due to the swap counterparty under the swap agreement due to a swap termination event resulting from a payment default by the issuing entity or the insolvency of the issuing entity; provided, that if any amounts allocable to the class A notes are not needed to pay the Class A Noteholders' Interest Distribution Amount as of such quarterly payment date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid;]

(d)   to the class B noteholders, the Class B Noteholders' Interest Distribution Amount;

(e)   sequentially, to the class A-[1], class A-[2], class A-[3], class A-[4], class A-[5], and class A-[6] noteholders, in that order, until each of those classes is paid in full, the Class A Noteholders' Principal Distribution Amount;

(f)   on each quarterly payment date on and after the Stepdown Date and provided that no Trigger Event is in effect on such quarterly payment date, to the class B Noteholders until paid in full, the Class B Noteholders' Principal Distribution Amount;

(g)   to the reserve account, the amount, if any, necessary to replenish the balance of the reserve account to the Specified Reserve Account Balance;

(h)   to the master servicer, the aggregate unpaid amount of the carryover servicing fee;

(i)   [to the swap counterparty, the amount of any swap termination payments owed by the issuing entity to the swap counterparty under the swap agreement and not payable in clause (c) above;]

(j)   to the certificateholder[s], any remaining amounts after application of the preceding clauses.

Notwithstanding the foregoing, in the event the master servicer ~~fails to exercise~~has not exercised its purchase option, on each subsequent quarterly payment date on which the Pool Balance as of the last day of the related Collection Period is equal to 10% or less of the Initial Pool Balance, the administrator will direct the paying agent to distribute as accelerated payments of principal on the notes all amounts that would otherwise be paid to the certificateholder[s].

The certificate[s] will represent the ownership of the residual interest in the issuing entity and will initially be owned by the seller[s].

[For so long as the notes are listed on the [   ] Stock Exchange and the rules of such exchange so require, the issuing entity will be required to have a paying agent in [   ] and to

give prompt written notice to each holder and publish in an authorized newspaper, which is expected to be the [   ], notice of the appointment, termination or change in the location of any such office or agency.]

Distributions Following an Event of Default and Acceleration of the Maturity of the Notes

Following the occurrence of an event of default and an acceleration of the notes, as described under "*Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default*" in the prospectus, distributions on each subsequent quarterly payment date will be made in the following order of priority:

(a)   to the master servicer, the due and unpaid primary servicing fee;

(b)   to the administrator, any due and unpaid administration fees;

(c)   [pro rata, based on the outstanding principal balance of the notes, the amount of any swap payment due and payable by the issuing entity to the swap counterparty and the amount of any swap termination payment due and payable by the issuing entity to the swap counterparty under this clause (c):]

> (1)   pro rata to the class A noteholders, the Class A Noteholders' Interest Distribution Amount;

> (2)   [to the swap counterparty, any swap payments payable to the swap counterparty by the issuing entity under the swap agreement; and]

> (3)   [to the swap counterparty, the amount of any swap termination payment due to the swap counterparty under the swap agreement due to a swap termination event resulting from a payment default by the issuing entity or the insolvency of the issuing entity; provided, that if any amounts allocable to the class A notes are not needed to pay the Class A Noteholders' Interest Distribution Amount as of such quarterly payment date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid;]

(d)   pro rata to the class A noteholders, an amount sufficient to reduce the respective outstanding principal balances of the class A notes to zero];

(e)   to the class B noteholders, the Class B Noteholders' Interest Distribution Amount;

(f)   to the class B noteholders, an amount sufficient to reduce the outstanding principal balance of the class B notes to zero;

(g)   to the master servicer, the aggregate unpaid amount of the carryover servicing fee;

(h)   [to the swap counterparty, the amount of any swap termination payments owed by the issuing entity to the swap counterparty under the swap agreement and not payable in clause (c) above;] and

(i)   to the certificateholder[s], any remaining amount.

Voting Rights and Remedies; Insolvency Event

Noteholders will have the voting rights and remedies described in the prospectus. Except as otherwise described in the indenture and in the prospectus where references are made to actions taken by holders of a specific amount of the controlling class, the notes will all vote and exercise remedies together as if they were a single class. See "*Description of the Notes—The Indenture—Events of Default; Rights Upon Event of Default*" in the prospectus.

For the purposes of this prospectus supplement and the prospectus, "**controlling class**" means the class A notes as long as any class A notes are outstanding. As a result, holders of the class A notes generally will vote together as a single class under the indenture. Upon payment in full of the class A notes, the class B notes will be the controlling class.

If the indenture trustee receives conflicting or inconsistent requests and indemnity from two or more groups of noteholders, each representing less than a majority of the outstanding amount of the notes or the controlling class, as applicable, the indenture trustee in its sole discretion will determine what action, if any, will be taken, notwithstanding any other provisions of the indenture.

Except as otherwise described in the Transaction Documents, any notes owned by the issuing entity, the depositor, a seller, the sponsor, the master servicer or any of their respective affiliates will be entitled to benefits under such documents equally and proportionately to the benefits afforded other owners of notes except that such notes will be disregarded and deemed not to be outstanding for the purposes of determining whether the requisite percentage of noteholders have given any request, demand, authorization, direction, notice, consent or waiver under such documents unless the issuing entity, the depositor, such seller, the sponsor, the master servicer or any of their respective affiliates own all of the notes of the issuing entity.

Credit Enhancement

Reserve Account. The administrator will establish and maintain a reserve account as an asset of the issuing entity in the name of the indenture trustee. The issuing entity will make an initial deposit from the net proceeds from the sale of the notes into the reserve account on the closing date. The deposit will be equal to $[   ]. See "*Servicing and Administration—Trust Accounts*" in the prospectus.

Funds in the reserve account may be replenished on each quarterly payment date by Available Funds after all prior required distributions have been made. See "—*Distributions*" in this prospectus supplement.

Amounts in the reserve account on any quarterly payment date in excess of the Specified Reserve Account Balance, after payments described under "—*Distributions—Distributions from the Collection Account*" in this prospectus supplement, will be deposited into the collection account for distribution on that quarterly payment date.

The Specified Reserve Account Balance is the amount required to be maintained in the reserve account. In no event will the Specified Reserve Account Balance exceed the outstanding principal balance of the notes.

Amounts held from time to time in the reserve account will continue to be held for the benefit of the issuing entity. Funds will be withdrawn from the reserve account on any quarterly payment date or, in the case of the payment of any primary servicing fee and administration fee, on any monthly distribution date, to the extent that the amount of Available Funds on that quarterly payment date or monthly distribution date is insufficient to pay any of the items specified in clauses (a) through [(d)] under "*—Distributions—Distributions from the Collection Account*" in this prospectus supplement and the amount on deposit in the capitalized interest account on that quarterly payment date is insufficient to pay any of the items specified in clauses (c) and [(d)] under "*—Distributions—Distributions from the Collection Account*" in this prospectus supplement. Funds in the reserve account also will be withdrawn at maturity of a class of notes or on the final distribution upon termination of the issuing entity to the extent that the amount of Available Funds at that time is insufficient to pay any of the items specified in clauses [(e)] and [(f)] and, in the case of the final distribution upon termination of the issuing entity, clauses [(h)] and [(i)] under "*—Distributions—Distributions from the Collection Account*" in this prospectus supplement. These funds will be paid from the reserve account to the persons and in the order of priority specified for distributions out of the collection account in clauses (a) through [(f)], [(h)] and [(~~h)] through [(~~i)], as applicable.

The reserve account enhances the likelihood of payment to the noteholders. In certain circumstances, however, the reserve account could be depleted. This depletion could result in shortfalls in distributions to noteholders. On each quarterly payment date (other than the final quarterly payment date), amounts on deposit in the reserve account will be available to pay accrued interest on the notes, [swap payments described under clause (c)(~~1~~2) and swap termination payments described in clause (c)(3)] under "*—Distributions—Distributions from the Collection Account*" in this prospectus supplement. On each quarterly payment date (other than the final quarterly payment date), amounts on deposit in the reserve account in excess of the Specified Reserve Account Balance will be ~~available to cover any carryover servicing fees~~deposited into the collection account. On the final quarterly payment date, amounts on deposit in the reserve account will be available to pay principal of the notes, accrued interest on the notes, [swap termination payments] and any carryover servicing fees.

If the amounts on deposit in the reserve account on any quarterly payment date are sufficient to pay the remaining principal and interest accrued on the notes, [swap termination payments] and any carryover servicing fee, amounts on deposit in the reserve account will be so applied on that quarterly payment date and any remaining amounts will be distributed to the certificateholders.

Capitalized Interest Account. The administrator will establish and maintain a capitalized interest account as an asset of the issuing entity in the name of the indenture trustee. The issuing entity will make an initial deposit from the net proceeds of the sale of the notes into the capitalized interest account on the closing date. The deposit will be equal to $[   ].

Amounts held from time to time in the capitalized interest account will be held for the benefit of the issuing entity. If on any quarterly payment date through the [   ] quarterly payment date, the amount of Available Funds is insufficient to pay any of the items specified in clauses (c) and [(d)] under "—*Distributions—Distributions from the Collection Account*" in this prospectus supplement, amounts on deposit in the capitalized interest account on that quarterly payment date will be withdrawn by the paying agent ~~on behalf~~at the direction of the ~~indenture trustee~~administrator to cover such shortfalls, to the extent of funds on deposit therein, and will be allocated in the same order of priority shown under "—*Distributions —Distributions from the Collection Account*" in this prospectus supplement.

Funds in the capitalized interest account will not be replenished.

All remaining funds on deposit in the capitalized interest account on the [   ] quarterly payment date will be transferred to the collection account and included in Available Funds on that quarterly payment date.

The capitalized interest account further enhances the likelihood of timely interest payments to noteholders through the [   ] quarterly payment date. Because it will not be replenished, in certain circumstances, the capitalized interest account could be depleted. This depletion could result in shortfalls in interest distributions to noteholders.

Subordination of the Class B Notes. Payments of interest on the class B notes will be subordinate to the payments of interest on the class A notes. Payments of principal on the class B notes will be subordinate to the payment of both interest and principal on the class A notes.

Subordination of the Certificate[s]. The certificateholder[s] are entitled to receive payments collected on the trust student loans which are not used by the issuing entity to make other required payments. The certificate[s] will be subordinate in priority of payment to all classes of notes. The certificate[s] will not receive any payment on any quarterly payment date until all payments have been made as described in clauses (a) through [(i)] under "—*Distributions—Distributions from the Collection Account*" in this prospectus supplement.

[Credit Enhancement Provider. Pursuant to Item 1114(b) of Regulation AB, if any credit enhancement provider is liable or contingently liable to provide payments representing 10% or more, but less than 20%, of the cash flow supporting any offered class of notes, financial data required by Item 301 of Regulation S–K (17CFR229.301) for such credit enhancement provider will be provided.

If any credit enhancement provider is liable or contingently liable to provide payments representing 20% or more of the cash flow supporting any offered class of notes, financial statements meeting the requirements of Regulation S–X (17CFR210.1-01 through 17CFR210.12–29), except 17CFR210.3-05 and Article 11 of Regulation S–X (17CFR210.11-01 through 17CFR210.11-03), of such credit enhancement provider will be provided.]

Administration Fee

As compensation for the performance of the administrator's obligations under the administration agreement and as reimbursement for its related expenses, the administrator will be

entitled to an administration fee in an amount equal to the sum of 1/12 of [   ]% of the ~~outstanding principal amount of the trust student loans~~<u>Pool Balance</u> as of the first day of the preceding calendar month.   The administration fee will be payable ~~in arrears~~ out of Available Funds and, to the extent required, amounts on deposit in the reserve account<u>, and will be payable in arrears</u> on the [ ]th of each month, or if the [ ]th day is not a business day, ~~then~~ on the next business day, beginning in [   ]. Fees will include amounts from any prior monthly distribution dates that remain unpaid.

Pending deposit into the collection account by the administrator, collections may be invested by the administrator at its own risk and for its own benefit and will not be segregated from its own funds. See "*Servicing and Administration—Payments on Student Loans*" in the prospectus.

Fees and Expenses of the Issuing Entity

The table below sets forth the fees payable by or on behalf of the issuing entity.

Party	Amount
Master Servicer..................................	For any month, the primary servicing fee[1] in an amount equal to $[ ] per borrower for the first twelve months of repayment and thereafter, $[ ] per borrower, plus<u>, on each quarterly payment date,</u> the amount of any carryover servicing fee.
Indenture Trustee..................................	To be paid by the administrator from the administrator's funds pursuant to a separate agreement with the indenture trustee.
Owner Trustee	To be paid by the administrator from the administrator's funds pursuant to a separate agreement with the owner trustee.
Eligible Lender Trustee	To be paid by the administrator from the administrator's funds pursuant to a separate agreement with the eligible lender trustee.
Subservicer	To be paid by the master servicer from the master servicer's funds pursuant to a separate agreement with the subservicer.
Administrator....................................	The administration fee for any month is an amount[1] equal to the sum of 1/12 of [ ]% of the ~~outstanding principal amount of the trust student loans~~<u>Pool Balance</u> as of the first day of the preceding calendar month.

_____
(1) To be paid from Available Funds before any amounts are distributed to the noteholders.

Optional Purchase

The master servicer may purchase or arrange for the purchase of all remaining trust student loans on ~~any~~<u>the</u> quarterly payment date ~~when the pool balance as of~~<u>following</u> the last day of ~~the related~~<u>a</u> Collection Period<u> as of which the then outstanding Pool Balance</u> is 10% or less of the Initial Pool Balance.

The exercise of this purchase option will result in the early retirement of the remaining notes. The purchase price will equal the amount required to prepay in full, including all accrued interest, the remaining trust student loans as of the last day of the preceding Collection Period, but not less than a prescribed minimum purchase amount.

The prescribed minimum purchase amount is the aggregate principal balance of the trust student loans *plus* accrued and unpaid interest thereon; *provided, however, that* the prescribed minimum purchase amount must equal or exceed the amount that would be sufficient to:

- [pay any amount owing to the swap counterparty;]

- pay to the noteholders the interest payable on the related quarterly payment date;

- reduce the outstanding principal amount of each class of notes then outstanding on the related quarterly payment date to zero; and

- pay certain amounts due to the master servicer and the administrator.

If the master servicer ~~fails to exercise~~has not exercised its purchase option, on each subsequent quarterly payment date, the administrator will direct the paying agent to distribute as accelerated payments of principal on the notes all amounts that would otherwise be paid to the certificateholder[s].

See "*Servicing and Administration—Termination*" in the prospectus.

Auction of Trust Assets

If the master servicer has not exercised its option to purchase the remaining trust student loans, the indenture trustee will offer for sale all remaining trust student loans on the ~~last day~~third business day prior to the quarterly payment date immediately following the end of the first Collection Period ~~after the Collection Period during~~as of which the ~~pool balance is reduced to~~then outstanding Pool Balance is 10% or less of the ~~initial pool balance~~Initial Pool Balance.

The "**first trust auction date**" will be the third business day before the related quarterly payment date. An auction will be consummated only if the master servicer has not exercised its optional purchase right by ~~[the third business day~~giving notice not less than 15 days before the related quarterly payment date~~]~~ and depositing the required purchase price by the first trust auction date. The depositor and its affiliates, including JPMorgan Chase Bank will not offer bids in an auction to purchase the trust student loans.

If at least two bids are received, the indenture trustee will solicit and re-solicit new bids from all participating bidders until the remaining bidders decline to resubmit bids. If there is one remaining bid, the indenture trustee will accept it if it equals or exceeds the prescribed minimum purchase amount described under "—*Optional Purchase*" in this prospectus supplement ~~(plus any amounts owed to the master servicer as carryover servicing fees)~~. If all of the remaining bidders decline to resubmit bids, the indenture trustee will accept the highest previous bid if it equals or exceeds the prescribed minimum purchase amount described under "—*Optional Purchase*" in this prospectus supplement ~~(plus any amounts owed to the master servicer as carryover servicing fees)~~.

The net proceeds of any auction sale will be used to retire any outstanding notes on the related quarterly payment date.

If less than two bids are received or the highest bid after the re-solicitation process does not equal or exceed the prescribed minimum purchase amount, the indenture trustee will not complete the sale.

If the sale is not completed, the indenture trustee will solicit bids for sale of the trust student loans on the business day which is six months after the first trust auction date (which is referred to as "**second trust auction date**") upon terms similar to those described above, including the master servicer's failure to exercise its option to purchase the remaining trust student loans; and if the sale is not completed in the second auction, the indenture trustee will solicit bids for sale of the trust student loans on the business day which is six months after the second trust auction date (which is referred to as "**third trust auction date**") upon terms similar to those described above, including the master servicer's failure to exercise its option to purchase the remaining trust student loans. The indenture trustee may or may not succeed in soliciting acceptable bids for the trust student loans on any of these trust auction dates. If the sale is not completed on the third trust auction date, the indenture trustee will not solicit further bids for sale of the trust student loans.

See "*Servicing and Administration—Termination*" in the prospectus.

Notice to Holders of the Notes

[For so long as the notes are listed on the [   ] Stock Exchange and so long as the rules of such Exchange so require, notices to the holders of the notes will also be given by publication in the [   ].]


STATIC POOL DATA


Information concerning the static pool performance data of previous securitizations of the sponsor and/or its affiliates will be available on the sponsor's website at **http://www.[   ].com/[   ]**. At this website, static pool performance data of the sponsor's or its affiliates' previous securitizations will be presented in the form of tables. The information presented with respect to securitized pools that were established prior to January 1, 2006 is not to be deemed a part of this prospectus supplement, the prospectus or the related registration statement. This pool of trust student loans may not perform in a similar manner to the student loans in other trusts.

WEIGHTED AVERAGE LIVES AND EXPECTED MATURITIES OF THE NOTES

The rate of payment of principal of the notes and the yield on the notes will be affected by prepayments of the trust student loans that may occur as described below. Therefore, payments on the notes could occur significantly earlier than expected. Consequently, the final payments on the notes could be significantly earlier, and average lives of the notes could be significantly shorter, than expected. All the trust student loans are prepayable in whole or in part, without penalty, by the borrowers at any time, or as a result of a borrower's default, death, disability or bankruptcy and subsequent liquidation or collection of guarantee payments with respect thereto. The rate of such prepayments cannot be predicted and may be influenced by a variety of economic, social and other factors, including as described below. In general, the rate of prepayments may tend to increase to the extent that alternative financing becomes available on more favorable terms or at interest rates significantly below the interest rates applicable to the trust student loans. Prepayments could increase as a result of certain borrower benefit programs, or as a result of guarantee payments following defaults, [or consolidation of trust student loans after the end of the consolidation loan add-on period or funds in the consolidation loan add-on account are fully applied,] among other factors. In addition, the depositor and the seller[s] are obligated to reacquire any trust student loan (or substitute an eligible student loan) as a result of a breach of any of its representations and warranties relating to trust student loans contained in the transfer agreement and the [related] purchase agreement, respectively, and the master servicer is obligated to purchase any trust student loan pursuant to the master servicing agreement as a result of a breach of certain covenants with respect to such trust student loan, in each case where such breach materially adversely affects the interests of the issuing entity in that trust student loan and is not cured within the applicable cure period. See "*Transfer and Servicing Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" and "*Servicing and Administration—Master Servicer Covenants*" in the prospectus. See also "*Description of the Notes—Optional Purchase*" and "*—Auction of Trust Assets*" in this prospectus supplement regarding the master servicer's option to purchase the trust student loans ~~when the~~on the quarterly payment date following the last day of a Collection Period as of which the then outstanding Pool Balance is ~~less than~~10% or ~~equal to 10%~~less of the Initial Pool Balance and the auction of the trust student loans if the master servicer does not exercise such option. See "*Annex A—Weighted Average Lives and Expected Maturities of the Notes*" in this prospectus supplement, which is hereby incorporated into this prospectus supplement.

On the other hand, the rate of principal payments and the yield on the notes will be affected by scheduled payments with respect to, and maturities and average lives of, the trust student loans which may be lengthened as a result of, among other things, grace periods, deferment periods, forbearance periods, or repayment term or monthly payment amount modifications agreed to by the master servicer. Therefore, payments on the notes could occur significantly later than expected. Consequently, the final payments on the notes could be significantly later, and weighted average lives of the notes could be significantly longer, than expected. The rate of payment of principal of the notes and the yield on the notes may also be affected by the rate of defaults resulting in losses on defaulted trust student loans which have been liquidated, by the severity of those losses and by the timing of those losses, which may affect the ability of the guarantors to make guarantee payments with respect thereto. In addition, the maturity of certain of the trust student loans extends beyond the legal maturity date for the notes.

The rate of prepayments on the trust student loans cannot be predicted due to a variety of factors, some of which are described above, and any reinvestment risks resulting from a faster or slower incidence of prepayment of trust student loans will be borne entirely by the noteholders. Such reinvestment risks may include the risk that interest rates and the relevant spreads above particular interest rate indices are lower at the time noteholders receive payments from the issuing entity than such interest rates and such spreads would otherwise have been if such prepayments had not been made or had such prepayments been made at a different time. See "*Annex A—Weighted Average Lives and Expected Maturities of the Notes*" in this prospectus supplement and "*Trading Information*" in the prospectus.

[SWAP AGREEMENTS]

[Description of Swap Counterparties and Swap Agreements—each prospectus supplement will (a) provide the information required by Item 1115(a) with respect to each external swap counterparty and swap agreement, and (b) provide information required under Item 1115(b) for each swap counterparty that provides swap agreements with a Significance Percentage of 10% or 20% (as applicable) or more.]

[SWAP COUNTERPARTY]

[The information in the preceding [   ] paragraphs has been provided by [   ]. Except for the foregoing [ ] paragraphs, [   ] has not been involved in the preparation of this prospectus supplement.]

LEGAL PROCEEDINGS

To the knowledge of the sponsor and the depositor, since [   ], 200[ ], being the date of the issuing entity's formation and for the past 12 months, there are no and have not been any legal or arbitration proceedings pending, or governmental proceedings contemplated, against the sponsor, the depositor or the issuing entity that would be material to holders of any notes or certificate[s] or would have a significant effect on the financial position of the issuing entity. Since [   ], being the date of the issuing entity's formation, there has been no material adverse change, or any development reasonably likely to involve any material adverse change, in the condition (financial or otherwise) of the issuing entity. *[If applicable, will set out legal proceedings against the owner trustee, the indenture trustee, the eligible lender trustee, the master servicer and each seller which could be considered as material to the noteholders.]*

U.S. FEDERAL INCOME TAX CONSEQUENCES

For a summary of United States federal income tax consequences for holders of the notes, you should refer to the section entitled "*U.S. Federal Income Tax Consequences*" in the prospectus.

ERISA CONSIDERATIONS

Section 406 of The Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") prohibits, and Section 4975 of The Internal Revenue Code of 1986, as amended (the "**Code**") imposes adverse tax consequences on, certain transactions between a pension, profit

sharing or other employee benefit plan, including a so-called "Keogh" plan, an individual retirement account or an educational savings account to which they are applicable, or any entity deemed to hold the assets of the foregoing (each, a "**Plan**"), and persons that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax and other penalties and liabilities under ERISA and the Code for such persons.

Although there is little guidance on the subject, at the time of their issuance, the notes should be treated as indebtedness without substantial equity features for purposes of the Plan Assets Regulation as described in the "*ERISA Considerations*" in the prospectus. This determination is based in part upon the traditional debt features of the notes, including the reasonable expectation of purchasers of such class that they will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. Based upon the foregoing and other considerations, subject to the considerations described in the "*ERISA Considerations*" in the prospectus, notes may be purchased by a Plan.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements but may be subject to state or local laws substantially similar to ERISA or the Code ("**Similar Law**"), such plans, together with Plans are referred to herein as "Benefit Plans."

Each purchaser and transferee of a note, as applicable, will be deemed to represent that either (i) it is not a Benefit Plan or (ii) it is a Benefit Plan and its acquisition and holding of a note will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code which is not covered under PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager"); PTCE 90 1 (relating to transactions involving insurance company pooled separate accounts); PTCE 91 38 (relating to transactions involving bank collective investment funds); PTCE 95 60 (relating to transactions involving insurance company general accounts); PTCE 96 23 (relating to transactions effected by an "in-house asset manager"); ERISA Section 408(b)(17) relating to transactions with non-fiduciary service providers) or some other applicable exemption, and will not cause a non-exempt violation of any Similar Law and will be deemed to further represent that it will not transfer such note in violation of the foregoing.

Prospective Benefit Plan investors in notes should consult with their legal advisors concerning the impact of ERISA and the Code, the prohibited transaction rules and exemptions that may apply to them, and the potential consequences in their specific circumstances, prior to making an investment in the notes. Each Benefit Plan fiduciary should also determine whether under the general fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Benefit Plan, taking into account the overall investment policy of the Plan and the composition of the Benefit Plan's investment portfolio.

COMPLIANCE WITH APPLICABLE SERVICING CRITERIA AND ATTESTATION

The administration agreement ~~provides~~and master servicing agreement provide that, on or before a specified date in each year, each party participating in the servicing function of the

issuing entity will provide a report on its assessment of compliance with the servicing criteria set forth in Item 1122 of Regulation AB. Together with the assessment of compliance, a firm of independent public accountants will be required to furnish an attestation report compliant with Item 1122 of Regulation AB on the party's assessment of compliance with the applicable servicing criteria.

The administration agreement also provides, the master servicing agreement and subservicing agreement provide for the delivery by the administrator, to the extent received, to the indenture trustee and the depositorthe master servicer or the subservicer, as applicable, on or before a specified date in each year, of (i) an annual officer's certificate of the master servicer to the effect that the master servicer has fulfilled its obligations under the master servicing agreement throughout the preceding year, (ii) an annual officer's certificate of each subservicer to the effect that such subservicer has fulfilled its obligations under the related subservicing agreement throughout the preceding year and (iii) an annual officer's certificate of the administrator to the effect that the administratorofficers' certificate of the administrator, the master servicer or the subservicer, as applicable, to the effect that the administrator, the master servicer or the subservicer, as applicable, has fulfilled its obligations under the administration agreement, the master servicing agreement or the subservicing agreement, as applicable, throughout the preceding year.

REPORTS TO SECURITYHOLDERS

Quarterly and annual reports concerning the issuing entity will be delivered to noteholders. See "*Reports to Securityholders*" in the prospectus.

Except in very limited circumstances, you will not receive these reports directly from the issuing entity. Instead, you will receive them through Cede & Co., as nominee of DTC and registered holder of the notes. See "*Book-Entry Registration*" in the prospectus.

The administrator will not send reports directly to the beneficial holders of the notes. However, these reports may be viewed at the sponsor's website: **http://www.**[   ]. The reports will not be audited nor will they constitute financial statements prepared in accordance with generally accepted accounting principles.

UNDERWRITING

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and Euroclear, on or about the closing date, against payment in immediately available funds.

Subject to the terms and conditions in the underwriting agreement dated [   ], 200[   ], the depositor has agreed to cause the issuing entity to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of the notes shown opposite its name:

Underwriter	Class A-[1] Notes	Class A-[2] Notes	Class A-[3] Notes
[ ].......................................	$[ ]	$[ ]	$[ ]
[ ].......................................	$[ ]	$[ ]	$[ ]
[ ].......................................	$[ ]	$[ ]	$[ ]
[ ].......................................	$[ ]	$[ ]	$[ ]
Total...	$[ ]	$[ ]	$[ ]

Underwriter	Class A-[4] Notes	Class A-[5] Notes	Class A-[6] Notes	Class B Notes
[ ].....	$[ ]	$[ ]	$[ ]	$[ ]
[ ].....	$[ ]	$[ ]	$[ ]	$[ ]
[ ].....	$[ ]	$[ ]	$[ ]	$[ ]
[ ].....	$[ ]	$[ ]	$[ ]	$[ ]
Total.....................................	$[ ]	$[ ]	$[ ]	$[ ]

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of such notes are purchased. The underwriters have advised the depositor that they propose initially to offer the notes to the public at the prices listed below, and to certain dealers at these prices less concessions not in excess of the concessions listed below. The underwriters may allow and such dealers may reallow concessions to other dealers not in excess of the reallowances listed below. After the initial public offering, these prices and concessions may be changed.

	Initial Public Offering Price	Underwriting Discount	Proceeds to The Depositor	Concession	Reallowance
Per Class A-[1] Note	100.0%	[ ]%	[ ]%	[ ]%	[ ]%
Per Class A-[2] Note	100.0%	[ ]%	[ ]%	[ ]%	[ ]%
Per Class A-[3] Note	100.0%	[ ]%	[ ]%	[ ]%	[ ]%
Per Class A-[4] Note	100.0%	[ ]%	[ ]%	[ ]%	[ ]%
Per Class A-[5] Note	100.0%	[ ]%	[ ]%	[ ]%	[ ]%
Per Class A-[6] Note	100.0%	[ ]%	[ ]%	[ ]%	[ ]%
Per Class B Note	100.0%	[ ]%	[ ]%	[ ]%	[ ]%
Total..	$[ ]	[ ]%	$[ ]		

The prices and proceeds shown in the table do not include any accrued interest. The actual prices and proceeds will include interest, if any, from the closing date. The proceeds shown are before deducting estimated expenses of $[   ] payable by the depositor.

The depositor and JPMorgan Chase Bank have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market. Application has been made to the [   ], as competent authority under [   ], for the prospectus to be approved. Application has been made to the [   ] Stock Exchange for the notes to be admitted to the [   ] and trading on its regulated market. There can be no assurance that such listings will be granted. The sponsor has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with JPMorgan Chase Bank, the depositor and their respective affiliates.

The issuing entity may, from time to time, invest the funds in the Trust Accounts in Eligible Investments acquired from the underwriters in the ordinary course of business.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In addition, the underwriters may impose a penalty bid on the broker-dealers who sell the notes. This means that if an underwriter purchases notes in the open market to reduce a broker-dealer's short position or to stabilize the prices of the notes, it may reclaim the selling concession from the broker-dealers who sold those notes as part of the offering.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of such transactions.

Neither the depositor nor any of its affiliates nor any person acting on behalf of the foregoing has taken or will take, directly or indirectly, any action designed to cause or to result in, or that has constituted or might reasonably be expected to cause or result in, the stabilization in violation of applicable ~~laws~~law or manipulation of the price of any security to facilitate the sale or resale of the notes.

In connection with the issue of the notes, the underwriters, as stabilization managers (or persons acting on behalf of the stabilizing managers) may over-allot notes [(provided that in the case of notes to be admitted to trading on the [   ] Stock Exchange, the aggregate principal amount of notes allotted does not exceed 105% of the aggregate principal amount of each class)] or effect transactions with a view to supporting the market price of the notes at a higher level than that which might otherwise prevail. However, there is no assurance that the stabilizing managers (or persons acting on behalf of the stabilizing managers) will undertake stabilization action. Any stabilizing action may begin on or after the date on which adequate public disclosure of the term of the offer of notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the closing date or 60 days after the date of allotment of the notes.

[J.P. Morgan Securities Inc. is an affiliate of the sponsor, the seller[s], the depositor, the master servicer and the administrator, and is a registered broker-dealer. Any obligations of J.P. Morgan Securities Inc. are its sole responsibility and do not create any obligation or guarantee on the part of ~~any other affiliate of~~ JPMorgan Chase Bank or any of its other affiliates.]

In relation to each Relevant Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter hereby represents and agrees that with

effect from and including the "Relevant Implementation Date" for such Relevant Member State, which is the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State:

- in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

- at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

- at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

- at any time in any other circumstances which do not require the publication by the issuing entity of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraphs, the expression an "offer of the notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

For purposes of the above paragraphs, (i) "Relevant Member State" means each member state of the European Economic Area, (ii) "European Economic Area" means the European Union member states (currently Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden, The Netherlands and the United Kingdom), together with Iceland, Liechtenstein and Norway, and (iii) "Prospectus Directive" means [   ] and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has severally represented to and agreed that:

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in

circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity; and

- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No action has been or will be taken by the depositor or the underwriters that would permit a public offering of the notes in any country or jurisdiction other than in the United States or [   ], where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither the prospectus, this prospectus supplement nor any circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable ~~laws~~law and regulations. Persons into whose hands this prospectus supplement comes are required by the depositor and the underwriters to comply with all applicable ~~laws~~law and regulations in each country or jurisdiction in which they purchase, sell or deliver the notes or have in their possession or distribute such prospectus supplement, in all cases at their own expense.

The depositor has not authorized any offer of the notes to the public in the United Kingdom within the meaning of the FSMA. The notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the FSMA.

LISTING AND GENERAL INFORMATION

[Application has been made to the [   ], as competent authority under [   ], for the prospectus to be approved. Application has been made to the [   ] Stock Exchange for the notes to be admitted to the [   ] and trading on its regulated market. There can be no assurance that such listings will be granted.]

[For so long as any of the notes are listed on the [   ] Stock Exchange, copies of the certificate of formation and limited liability company operating agreement of the depositor, as well as legal notice relating to the issuance of the notes together with copies of the Transaction Documents will be available for inspection in electronic format at the registered office of the issuing entity and at the office of the paying agent in [   ].]

[For so long as any of the notes are listed on the [   ] Stock Exchange and the rules of such Exchange will so require, the issuing entity will inform the [   ] Stock Exchange and publish a notice in an authorized newspaper, which is expected to be the [   ], if the ratings assigned to any of the notes are reduced or withdrawn.]

The notes and the Transaction Documents (other than the trust agreement) are governed by the laws of the State of New York. The trust agreement is governed by the laws of the State of Delaware. [The swap agreement also contains provisions under which the parties to the swap agreement submit to the non-exclusive jurisdiction of the New York courts.]

The issuance by the issuing entity of the notes has been authorized by the trust agreement between the depositor and the owner trustee.

[As long as the notes are listed on the [   ] Stock Exchange, administrator's certificates regarding quarterly distributions, master servicer's reports and annual statements as to servicing compliance, will be available in electronic format at the office of the paying agent in [   ].]

The European Union Transparency Obligations Directive is currently being finalized and may be implemented in a manner that is unduly burdensome for the issuing entity. In particular, the issuing entity may be required to publish financial statements in the European Union prepared in accordance with, or reconciled to, international financial reporting standards. In such circumstances the administrator may decide to seek an alternative listing for the notes on a stock exchange of international standing outside the European Union as the administrator may select after consultation with the underwriters.

The depositor accepts responsibility for the information contained in this prospectus supplement and the prospectus. To the best knowledge and belief of the depositor the information contained in this prospectus supplement and the prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

[Notwithstanding the provisions set forth in the section "*Incorporation of Certain Documents by Reference*" in the prospectus, the documents enlisted in such section do not form part of the "prospectus" under the Prospectus ([   ]) Regulations for the purposes of obtaining approval of the prospectus from the [   ] or listing of the notes on the [   ] Stock Exchange.]

RATINGS OF THE NOTES

It is a condition to the issuance and sale of the class A notes that they be rated in the highest rating category by [Fitch,] [Moody's] [and S&P]. It is a condition to the issuance and sale of the class B notes that they be rated in one of the four highest rating categories by those rating agencies. A rating is not a recommendation to buy, sell or hold securities and may be subject to downgrade or withdrawal at any time by the assigning rating agency.

LEGAL MATTERS

McKee Nelson LLP, as special counsel to the issuing entity, the sponsor, the seller[s], the master servicer, the depositor and the administrator, will give opinions on specified legal matters for the issuing entity, the sponsor, the seller[s], the master servicer, the depositor and the administrator. McKee Nelson LLP will also give opinions on specified federal income tax matters for the issuing entity. Sidley Austin LLP will give opinions on specified legal matters for the underwriters.

GLOSSARY FOR PROSPECTUS SUPPLEMENT

"**Adjusted Pool Balance**" means, for any quarterly payment date:

- if the Pool Balance as of the last day of the related Collection Period is greater than [~~40%~~]% of the Initial Pool Balance, the sum of that Pool Balance *plus* the amount, if any, on deposit in the capitalized interest account *plus* the amount, if any, on deposit in the consolidation loan add-on account (excluding amounts in such account that will become Available Funds on the next quarterly payment date) *plus* the Specified Reserve Account Balance for that quarterly payment date, or

- if the Pool Balance as of the last day of the related Collection Period is less than or equal to ~~40~~[ ]% of the Initial Pool Balance, the sum of that Pool Balance *plus* the amount, if any, on deposit in the capitalized interest account *plus* the amount, if any, on deposit in the consolidation loan add-on account (excluding amounts in such account that will become Available Funds on the next quarterly payment date).

"**Available Funds**" means, as to a quarterly payment date or any related monthly distribution date, the sum of the following amounts received with respect to the related Collection Period or, in the case of a monthly distribution date, the applicable portion of these amounts:

- all collections received by the master servicer and the subservicer on the trust student loans, including any guarantee payments received on the trust student loans, but net of:

    (1)   any collections in respect of principal on the trust student loans applied by the issuing entity to reacquire guaranteed loans from the guarantors under the guarantee agreements, and

    (2)   amounts required by the Higher Education Act to be paid to the Department of Education or to be repaid to borrowers, whether or not in the form of a principal reduction of the applicable trust student loan, on the trust student loans for that Collection Period, including consolidation loan rebate fees;

- any interest subsidy payments and special allowance payments with respect to the trust student loans during that Collection Period;

- all proceeds of the liquidation of defaulted trust student loans during that Collection Period that were rejected by the applicable guarantor in accordance with the customary servicing procedures of the master servicer or the subservicer, as applicable, net of expenses incurred by the master servicer or the subservicer, as applicable, related to their liquidation and any amounts required by law to be remitted to the borrower on the Liquidated Student Loans, and all recoveries on Liquidated Student Loans which were written off in prior Collection Periods or during that Collection Period;

- the aggregate purchase amounts received during that Collection Period for those trust student loans reacquired by the depositor or the seller[s] or purchased by the master servicer or for trust student loans sold to another eligible lender pursuant to the master servicing agreement;

- the aggregate amounts, if any, received from the seller[s], the depositor, the master servicer or the subservicer as the case may be, as reimbursement of non-guaranteed interest amounts, or lost interest subsidy payments and special allowance payments, on the trust student loans pursuant to the purchase ~~agreements~~agreement[s] or the transfer agreement;

- ~~amounts received by the issuing entity pursuant to the master servicing agreement and the subservicing agreements during that Collection Period as to yield or principal adjustments;~~

- any interest remitted by the administrator to the collection account prior to such quarterly payment date or monthly distribution date;

- investment earnings for that quarterly payment date earned on amounts on deposit in each Trust Account;

- [on the [   ] quarterly payment date, any amounts transferred from the consolidation loan add-on account into the collection account following the last day of the consolidation loan add-on period;]

- on the [   ] quarterly payment date, all funds then on deposit in the capitalized interest account that are transferred into the collection account on that quarterly payment date;

- [amounts received from the swap counterparty for that quarterly payment date;] and

- amounts transferred from the reserve account in excess of the Specified Reserve Account Balance as of that quarterly payment date;

provided that if on any quarterly payment date there would not be sufficient funds, after application of Available Funds, as defined above, and application of amounts available from the capitalized interest account to pay any of the items specified in clauses (c) and [(d)] under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus supplement and the reserve account, to pay any of the items specified in clauses (a) through [(d)] under "*Description of the Notes—Distributions—Distributions from the Collection Account*" in this prospectus supplement (but excluding clause [(d)], and including clause [(e)], in the event that a condition exists as described in either (1) or (2) under "*Description of the Notes—The Class B Notes—Subordination of the Class B Notes*" in this prospectus supplement), then Available Funds for that quarterly payment date will include, in addition to the Available Funds as defined above, amounts on deposit in the collection account, or amounts held by the administrator, for deposit into the collection account which would have constituted Available Funds for the quarterly payment date succeeding that quarterly payment date, up to the amount

necessary to pay such items, and the Available Funds for the succeeding quarterly payment date will be adjusted accordingly.

"**Class A Note Interest Shortfall**" means, for any quarterly payment date, the excess of:

- the Class A Noteholders' Interest Distribution Amount on the preceding quarterly payment date, over

- the amount of interest actually distributed to the class A noteholders on that preceding quarterly payment date,

plus interest on the amount of that excess, to the extent permitted by law, at the interest rate applicable for each class of class A notes from that preceding quarterly payment date to that quarterly payment date.

"**Class A Noteholders' Distribution Amount**" means, for any quarterly payment date, the sum of the Class A Noteholders' Interest Distribution Amount and the Class A Noteholders' Principal Distribution Amount, in each case, for that quarterly payment date.

"**Class A Noteholders' Interest Distribution Amount**" means, for any quarterly payment date, the sum of:

- the amount of interest accrued at the class A note interest rates for the related accrual period on the aggregate outstanding principal balances of all classes of class A notes on the preceding quarterly payment date (or in the case of the first quarterly payment date, the closing date) after giving effect to all principal distributions to class A noteholders on that preceding quarterly payment date; and

- the Class A Note Interest Shortfall for that quarterly payment date.

"**Class A Noteholders' Principal Distribution Amount**" means, for any quarterly payment date, the Principal Distribution Amount times the Class A Percentage for that quarterly payment date; provided that the Class A Noteholders' Principal Distribution Amount will not exceed the outstanding principal balance of the class A notes. On the final scheduled payment date for any class of class A notes, the principal required to be distributed to the related noteholders will equal the amount required to reduce the outstanding balance of that class to zero.

"**Class A Percentage**" means, for any quarterly payment date, 100% minus the Class B Percentage for that quarterly payment date.

"**Class B Note Interest Shortfall**" means, for any quarterly payment date, the excess of:

- the Class B Noteholders' Interest Distribution Amount on the preceding quarterly payment date, over

- the amount of interest actually distributed to the class B noteholders on that preceding quarterly payment date,

plus interest on the amount of that excess, to the extent permitted by law, at the class B note interest rate from that preceding quarterly payment date to that quarterly payment date.

"**Class B Noteholders' Distribution Amount**" means, for any quarterly payment date, the sum of the Class B Noteholders' Interest Distribution Amount and the Class B Noteholders' Principal Distribution Amount, in each case, for that quarterly payment date.

"**Class B Noteholders' Interest Distribution Amount**" means, for any quarterly payment date, the sum of:

- the amount of interest accrued at the class B note interest rate for the related accrual period on the outstanding principal balance of the class B notes on the preceding quarterly payment date (or, in the case of the first quarterly payment date, the closing date) after giving effect to all principal distributions to class B noteholders on that preceding quarterly payment date; and

- the Class B Note Interest Shortfall for that quarterly payment date.

"**Class B Noteholders' Principal Distribution Amount**" means, for any quarterly payment date, the Principal Distribution Amount times the Class B Percentage for that quarterly payment date; provided that the Class B Noteholders' Principal Distribution Amount will not exceed the outstanding principal balance of the class B notes. On the class B final scheduled payment date, the principal required to be distributed to the class B noteholders will equal the amount required to reduce the outstanding principal balance of the class B notes to zero.

"**Class B Percentage**" means, for any quarterly payment date:

- prior to the Stepdown Date or with respect to any quarterly payment date on which a Trigger Event is in effect, zero; and

- on and after the Stepdown Date and provided that no Trigger Event is in effect, a fraction expressed as a percentage, the numerator of which is the outstanding principal balance of the class B notes immediately prior to that quarterly payment date and the denominator of which is the aggregate principal balance of all outstanding notes.

"**Collection Period**" means the three-month period [ending on the last day of [   ], [   ], [   ] or [   ]], in each case for the quarterly payment date in the following month. However, the first Collection Period will be the period from but excluding the cutoff date to and including [   ].

"**Fitch**" means Fitch, Inc., also known as Fitch Ratings, or any successor rating agency.

"**Initial Pool Balance**" means the ~~sum of the~~ Pool Balance ~~of the trust student loans~~ as of the cutoff date.

"**Liquidated Student Loan**" means any defaulted trust student loan liquidated by the master servicer or the subservicer (which will not include any trust student loan on which

guarantee payments are received) or which the master servicer or the subservicer has, after using all reasonable efforts to realize upon such trust student loan, determined to charge off.

"**Moody's**" means Moody's Investors Service, Inc., or any successor rating agency.

"**Pool Balance**" means, for any date of determination, the aggregate principal balance of the trust student loans on that date, (including accrued interest that is expected to be capitalized,) as such balance has been reduced through such date by:

- all payments with respect to principal received by the issuing entity through that date from borrowers, the guarantors and the Department of Education;

- all amounts received by the issuing entity through that date from (i) reacquisitions of the trust student loans by the seller[s], (ii) reacquisitions of the trust student loans by the depositor or (iii) purchases of the trust student loans by the master servicer;

- all liquidation proceeds and Realized Losses on the trust student loans liquidated through that date;

- the amount of any adjustments to balances of the trust student loans that the master servicer or the subservicer makes under the master servicing agreement or subservicing agreement through that date; and

- the amount by which guarantor reimbursements of principal on defaulted trust student loans through that date are reduced from the current applicable percentage to another lower percentage, as required by the risk sharing provisions of the Higher Education Act.

"**Principal Distribution Amount**" means, as to each quarterly payment date, the amount by which the aggregate outstanding principal balance of the notes exceeds the Adjusted Pool Balance for that quarterly payment date.

"**Realized Losses**" means, as of any date, the excess of the principal balance, including any interest that had been or had been expected to be capitalized, of any Liquidated Student Loan over liquidation proceeds for a student loan to the extent allocable to principal, including any interest that had been or had been expected to be capitalized.

"**S&P**" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor rating agency.

"**Significance Estimate**" means, with respect to any swap agreement and as of the closing date, the reasonable, good faith estimate of the maximum probable exposure of the issuing entity to the related swap counterparty, which estimate is made in the same manner as that utilized in the sponsor's internal risk management process for similar instruments.

"**Significance Percentage**" means, as of the closing date, the percentage that the Significance Estimate represents of the Pool Balance.

"**Specified Reserve Account Balance**" means, for any quarterly payment date, the greater of:

(a)   [   ]% of the sum of the Pool Balance [and the amount, if any, on deposit in the consolidation loan add-on account (excluding any amounts in such account on the last day of the Collection Period relating to the [   ] quarterly payment date),] each as of the close of business on the last day of the related Collection Period; and

(b) $[   ];

provided that in no event will the Specified Reserve Account Balance exceed the aggregate outstanding principal balance of the notes.

"**Stepdown Date**" means the earlier to occur of (1) the [   ] quarterly payment date and (2) the first date on which no class A notes remain outstanding.

"**Transaction Documents**" means each purchase agreement, the transfer agreement, the administration agreement, the master servicing agreement, the subservicing agreement, the indenture, the trust agreement, the interim eligible lender trustee agreement, the eligible lender trustee agreement and the [swap agreement].

"**Trigger Event**" means [(i)] on any quarterly payment date while any of the class A notes are outstanding, that the aggregate outstanding principal balance of the notes, after giving effect to distributions to be made on that quarterly payment date, exceeds the Adjusted Pool Balance for that quarterly payment date[, or (ii) the master servicer has not exercised its purchase option on any quarterly payment date when the pool balance as of the last day of the related Collection Period is 10% or less of the initial pool balance].

"**Trust Accounts**" means the collection account, the reserve account, the capitalized interest account [and the consolidation loan add-on account].

INDEX OF DEFINED TERMS

WEIGHTED AVERAGE LIVES AND EXPECTED MATURITIES OF THE NOTES

[The following information describes two models (CLR and CPR), one of which will be used to calculate the weighted average lives and expected maturities of the notes in the relevant prospectus supplement.]

[CLR assumptions and table] The following table contains information concerning the weighted average lives and expected maturity dates of the notes. The information presented in the table is based on the below assumptions.

Prepayments on pools of student loans can be measured or calculated based on a variety of prepayment models. The model used to calculate prepayments in this prospectus supplement is the consolidation loan ramp (or "**CLR**") model. The CLR model assumes that:

- Student loans will prepay at an annual rate of 1/[   ] of 1.0% in the first month after origination;

- The prepayment rate will increase by an annual rate of 1/[   ] of 1.0% per month up to the [   ]th month after origination; and

- The monthly prepayment rate will be constant at [   ]% per annum in the [   ]th month after origination and in all subsequent months.

This assumption is called "100% CLR." For example, at 100% CLR, student loans with a loan age of three months (student loans in the fourth month after origination) are assumed to prepay at an annual rate of 4/[   ] of 1.0%. "0% CLR" assumes no prepayments; "50% CLR" assumes prepayment rates equal to 0.50 times 100% CLR; "200% CLR" assumes prepayment rates equal to 2.00 times 100% CLR; and so forth.

The CLR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant percentage of CLR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

Annex B shows the weighted average remaining lives and expected maturity dates of the notes at each quarterly payment date under various CLR scenarios. For purposes of calculating the information contained in Annex B, it is assumed, among other things, that:

- the cutoff date for the trust student loans is as of [   ];

- [all trust student loans are in repayment with interest to be capitalized added to principal balance;]

- [no trust student loan moves from repayment to any other status;]

- no delinquencies or defaults occur on any of the trust student loans, and all borrower payments are collected, in full, on the [   ] day of each month;

- [consolidation loan rebate fees are paid one month in arrears based on the current month's ending principal balance;]

- there are government payment delays of 60 days for special allowance payments;

- index levels for calculation of borrower and government payments are:

  - [91-day Treasury bill rate of [   ]%; and]

  - three-month commercial paper rate of [   ]%;

- distributions begin on [   ], and occur quarterly on the [ ]th day of every [   ],[   ],[   ] and [   ] thereafter, whether or not the [ ]th is a business day;

- the interest rate for each class of outstanding notes is a constant rate of three-month LIBOR plus the applicable spread, which on all quarterly payment dates will be equal to:

  - Class A-[1] notes: [   ]%;

  - Class A-[2] notes: [   ]%;

  - Class A-[3] notes: [   ]%;

  - Class A-[4] notes: [   ]%;

  - Class A-[5] notes: [   ]%;

  - Class A-[6] notes: [   ]%; and

  - Class B notes: [   ]%;

- an administration fee equal to $[   ] is paid ~~quarterly~~<u>monthly</u> by the issuing entity to the administrator;

- a servicing fee equal to $[   ] per borrower for the first twelve months of repayment and thereafter, $[   ] per borrower, is paid monthly by the issuing entity to the <u>master</u> servicer;

- the reserve account has an initial balance equal to $[   ] and at all times a balance equal to the greater of (1) [   ]% of the applicable Pool Balance, and (2) $[   ];

- the collection account has an initial current balance equal to $0 <u>[</u>and the remarketing fee account has an initial balance equal to $0<u>]</u>;

- prepayments on the trust student loans:

  - are applied monthly in accordance with CLR as described above [and the weighted average number of months since origination is [   ] months]; and

  - are collected with all other payments on the [   ]th day of each month and reinvested in Eligible Investments until the next applicable quarterly payment date;

- collections are reinvested in Eligible Investments until the day before the applicable quarterly payment date at the assumed reinvestment rate of [   ]% and reinvestment earnings are available for distribution from the prior Collection Period; and

- the pool of trust student loans consists of representative loans ("**rep lines**"), which have been created from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term. Each rep line containing the relevant characteristics, aggregate totals and weighted averages of the underlying student loans is used for modeling purposes.

Annex A has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than implied by the information in Annex A, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the characteristics, remaining terms and loan ages assumed.

Weighted Average Lives and Expected Maturity Dates of the Notes
At Various CLR Percentages[(1)]

Weighted Average Life (years)[(2)]	**[0%]**	**[50%]**	**[100%]**	**[150%]**	**[200%]**
Class A-[1] Note					
Class A-[2] Note					
Class A-[3] Note					
Class A-[4] Note					
Class A-[5] Note					
Class A-[6] Note					
Class B Note					

Expected Maturity Date

Class A-[1] Note					
Class A-[2] Note					
Class A-[3] Note					
Class A-[4] Note					
Class A-[5] Note					
Class A-[6] Note					
Class B Note					

———————————

(1)   Assuming for purposes of this table that, among other things, the optional purchase by the master servicer occurs on the quarterly payment date following the ~~date on~~last day of the Collection Period as of which the Pool Balance ~~falls below~~is 10% or less of the Initial Pool Balance.

(2)   The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (a) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related quarterly payment date, (b) adding the results, and (c) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Weighted Average Lives and Expected Maturity Dates of the Notes
At Various CLR Percentages[1]

Weighted Average Life (years)[2]	[0%]	[50%]	[100%]	[150%]	[200%]
Class A-[1] Note..........................					
Class A-[2] Note..........................					
Class A-[3] Note..........................					
Class A-[4] Note..........................					
Class A-[5] Note..........................					
Class A-[6] Note..........................					
Class B Note................................					
Expected Maturity Date					
Class A-[1] Note..........................					
Class A-[2] Note..........................					
Class A-[3] Note..........................					
Class A-[4] Note..........................					
Class A-[5] Note..........................					
Class A-[6] Note..........................					
Class B Note................................					

————————————

(1)   Assuming for purposes of this table that, among other things, the master servicer does not exercise its optional purchase right and that there is no successful auction of the remaining trust student loans.

(2)   The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (a) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related quarterly payment date, (b) adding the results, and (c) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

[CPR assumptions and table] The following table contains information concerning the weighted average lives and expected maturity dates of the notes. The information presented in the table is based on the below assumptions.

Prepayments on pools of student loans can be measured or calculated based on a variety of prepayment models. The model used to calculate prepayments in this prospectus supplement is based on prepayments assumed to occur at a constant percentage rate ("**CPR**"). The CPR is stated as an annualized rate and is calculated as the percentage of principal outstanding at the beginning of a period (after applying scheduled payments) that prepays during that period. The CPR assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = Balance After Scheduled Payments x (1-(1-CPR)^1/12)

Accordingly, monthly prepayments assuming a $1,000 balance after scheduled payments would be as follows for various CPR examples:

CPR	0%	5%	7%	12%	15%
Monthly Prepayment	$0.00	$4.27	$6.03	10.60	13.45

The CPR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant CPR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

Annex A shows the weighted average remaining lives and expected maturity dates of the notes at each quarterly payment date under various CPR scenarios. For purposes of calculating the information presented in Annex A, it is assumed, among other things, that:

- the cutoff date for the trust student loans is as of [   ];

- [all trust student loans are in repayment with interest to be capitalized added to principal balance;]

- [no trust student loan moves from repayment to any other status;]

- no delinquencies or defaults occur on any of the trust student loans, and all borrower payments are collected, in full, on the [   ] day of each month;

- [consolidation loan rebate fees are paid one month in arrears based on the current month's ending principal balance;]

- there are government payment delays of 60 days for special allowance payments;

- index levels for calculation of borrower and government payments are:

  - [91-day Treasury bill rate of [   ]%; and]

- three-month commercial paper rate of [   ]%;

- distributions begin on [   ], and occur on each monthly distribution date and payments are made quarterly on the [ ]th day of every [   ],[   ],[   ] and [   ] thereafter, whether or not the [ ]th is a business day;

- the interest rate for each class of outstanding notes is a constant rate of three-month LIBOR plus the applicable spread, which on all quarterly payment dates will be equal to:

  - Class A-[1] notes: [   ]%;

  - Class A-[2] notes: [   ]%;

  - Class A-[3] notes: [   ]%;

  - Class A-[4] notes: [   ]%;

  - Class A-[5] notes: [   ]%;

  - Class A-[6] notes: [   ]%; and

  - Class B notes: [   ]%;

- an administration fee equal to $[   ] is paid ~~quarterly~~<u>monthly</u> by the issuing entity to the administrator;

- a servicing fee equal to $[   ] per borrower for the first twelve months of repayment and thereafter, $[   ] per borrower, is paid monthly by the issuing entity to the <u>master</u> servicer;

- the reserve account has an initial balance equal to $[   ] and at all times a balance equal to the greater of (1) [   ]% of the applicable Pool Balance, and (2) $[   ];

- the collection account has an initial current balance equal to $0 [and the remarketing fee account has an initial balance equal to $0;]

- prepayments on the trust student loans:

  - are applied monthly in accordance with the CPR as described above [and the weighted average number of months since origination is [   ] months]; and

  - are collected with all other payments on the [   ]th day of each month and reinvested in Eligible Investments until the next applicable quarterly payment date;

- collections are reinvested in Eligible Investments until the day before the applicable quarterly payment date at the assumed reinvestment rate of [   ]%; reinvestment earnings are available for distribution from the prior Collection Period; and

- the pool of trust student loans consists of representative loans ("rep lines"), which have been created from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term. Each rep line containing the relevant characteristics, aggregate totals and weighted averages of the underlying student loans is used for modeling purposes.

Annex A has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than implied by the information in Annex A, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the characteristics, remaining terms and loan ages assumed.

**Weighted Average Lives And Expected Maturity Dates of the Notes
At Various CPRs[1]**

Weighted Average Life (years)[2]	[0%]	[5%]	[7%]	[10%]	[12%]
Class A-[1] Note............................					
Class A-[2] Note............................					
Class A-[3] Note............................					
Class A-[4] Note............................					
Class A-[5] Note............................					
Class A-[6] Note............................					
Class B Note.................................					

Expected Maturity Date

Class A-[1] Note............................					
Class A-[2] Note............................					
Class A-[3] Note............................					
Class A-[4] Note............................					
Class A-[5] Note............................					
Class A-[6] Note............................					
Class B Note.................................					

————————————

(1) Assuming for purposes of this table that, among other things, the optional purchase by the master servicer occurs on the quarterly payment date following the ~~date on~~last day of the Collection Period as of which the Pool Balance ~~falls below~~is 10% or less of the Initial Pool Balance.

(2) The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (a) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related quarterly payment date, (b) adding the results, and (c) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

**Weighted Average Lives And Expected Maturity Dates of the Notes
At Various CPRs[1]**

Weighted Average Life (years)[2]	[0%]	[5%]	[7%]	[10%]	[12%]
Class A-[1] Note					
Class A-[2] Note					
Class A-[3] Note					
Class A-[4] Note					
Class A-[5] Note					
Class A-[6] Note					
Class B Note					

Expected Maturity Date

Class A-[1] Note					
Class A-[2] Note					
Class A-[3] Note					
Class A-[4] Note					
Class A-[5] Note					
Class A-[6] Note					
Class B Note					

―――――――――――

(1)   Assuming for purposes of this table that, among other things, the master servicer does not exercise its optional purchase right and that there is no successful auction of the remaining trust student loans.

(2)   The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (a) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related quarterly payment date, (b) adding the results, and (c) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

PRINCIPAL OFFICES

DEPOSITOR
COLLEGIATE FUNDING OF DELAWARE, L.L.C.
10304 Spotsylvania Avenue
Suite 100
Fredericksburg, Virginia 22408

SPONSOR, MASTER SERVICER AND ADMINISTRATOR
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION
1111 Polaris Parkway
Columbus, Ohio 43240

CHASE EDUCATION LOAN TRUST 200[   ]-[   ]

ELIGIBLE LENDER TRUSTEE, INDENTURE TRUSTEE AND PAYING AGENT
[   ]
[   ]
[   ]
[   ]

[[   ] PAYING AGENT AND [   ] LISTING AGENT]

[   ]   [   ]
[   ]   [   ]
[   ]   [   ]

**LEGAL ADVISORS TO THE SPONSOR, THE SELLER[S], THE DEPOSITOR,
THE ADMINISTRATOR, THE ISSUING ENTITY AND THE MASTER SERVICER**

MCKEE NELSON LLP
One Battery Park Plaza
New York, New York 10004

LEGAL ADVISORS TO THE UNDERWRITERS

SIDLEY AUSTIN LLP
787 Seventh Avenue
New York, New York 10019

$[   ]

Chase Education Loan Trust 200[ ]-[ ]
Issuing Entity

Student Loan-Backed Notes, Series 200[ ]-[ ]

$[   ] Floating Rate Class A-[1] Student Loan-Backed Notes
$[   ] Floating Rate Class A-[2] Student Loan-Backed Notes
$[   ] Floating Rate Class A-[3] Student Loan-Backed Notes
$[   ] Floating Rate Class A-[4] Student Loan-Backed Notes
$[   ] Floating Rate Class A-[5] Student Loan-Backed Notes
$[   ] Floating Rate Class A-[6] Student Loan-Backed Notes
$[   ] Floating Rate Class B Student Loan-Backed Notes

Collegiate Funding of Delaware, L.L.C.
Depositor

JPMorgan Chase Bank, National Association
Sponsor, Administrator and Master Servicer

_____

PROSPECTUS SUPPLEMENT

_____

[   ]

[   ]
Underwriters

_____

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the prospectus. No other person is authorized to provide you with different information.

The notes are not being offered in any state or other jurisdiction where the offer is prohibited.

Dealers must deliver a prospectus supplement and a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling any note must deliver a prospectus supplement and a prospectus until [   ].

[   ], 20[   ]

Subject to Completion, dated [____________], 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities prior to the time this registration statement is declared effective. This prospectus and the related prospectus supplement are not an offer to sell these securities, or a solicitation of offers to buy these securities, in any state where such offer or sale is not permitted.

PROSPECTUS

Chase Education Loan Trusts
Student Loan-Backed Notes
Student Loan-Backed Certificates

Collegiate Funding of Delaware, L.L.C.
Depositor
JPMorgan Chase Bank, National Association
Sponsor, Master Servicer and Administrator

You should review carefully the factors set forth under "Risk Factors" beginning on page ~~11~~13 of this prospectus and in the related prospectus supplement.

Each issue of securities are asset-backed securities and represent obligations of, or interests in, the applicable issuing entity only. They do not represent interests in or obligations of JPMorgan Chase Bank, National Association, or any of its affiliates.

The securities are not guaranteed or insured by the United States of America or any U.S. governmental agency.

This prospectus may be used to offer and sell any series of securities only if it is accompanied by the related prospectus supplement for that series.

The Depositor

Collegiate Funding of Delaware, L.L.C., a Delaware limited liability company and an affiliate of the sponsor, is the depositor.

The Issuing Entity

A new issuing entity will be formed by the depositor to issue each series of student loan-backed securities and a particular issuing entity may issue multiple classes of such securities.

The assets of each issuing entity will include:

- education loans to students or parents of students originated under the Federal Family Education Loan Program; and
- other moneys, investments and property.

The Securities

The student loan-backed securities issued by each issuing entity may be in the form of notes or certificates. Each issue will have its own series designation. Each series:

- will include one or more classes of notes secured by the assets of the issuing entity; and
- may include one or more classes of certificates that represent ownership interests in the assets of the issuing entity for that issue.

A class of notes or certificates may:

- be senior or subordinate to other classes; and
- receive payments from one or more forms of credit or cash flow enhancements designed to reduce the risk to investors caused by shortfalls in payments on the related trust student loans.

Each class of notes or certificates has the right to receive payments of principal and interest at the interest rates, on the dates, to the extent and in the manner described in the related prospectus supplement.

The related prospectus supplement will describe the specific terms of the notes and certificates of each series. The related prospectus supplement will also give details of the specific student loans, credit enhancement, and other assets of the issuing entity.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or determined if this prospectus or the related prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [ ], 2006.

**IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS
PROSPECTUS
AND THE RELATED PROSPECTUS SUPPLEMENT**

For each issuance, information will be provided to you about the securities in two separate documents that progressively provide more detail:

- this prospectus, including the Appendices hereto, which provides general information, some of which may not apply to your series of securities; and

- the related prospectus supplement, including all Annexes thereto, which describes the specific terms of your series of securities, including:

  - the timing of interest and principal payments;

  - financial and other information about the trust student loans and the other assets owned by the issuing entity;

  - information about credit enhancement;

  - the ratings of the securities; and

  - the method of selling the securities.

In making any investment decision, you should rely only on the information contained or incorporated in this prospectus and the related prospectus supplement. The depositor has not authorized anyone to provide you with different information. The depositor is not offering the securities in any state or other jurisdiction where the offer is prohibited.

The information in this prospectus and the related prospectus supplement is accurate as of the respective dates stated on the covers of this prospectus and the related prospectus supplement.

For certain information concerning the securities, there are cross-references to captions in this prospectus and the related prospectus supplement. Under each of those captions, further information about the securities is provided. The following table of contents and the table of contents in the related prospectus supplement indicate where these captions are located.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This summary highlights selected information concerning the securities. It does not contain all of the information that you might find important in making your investment decision. You should read the full description of this information appearing elsewhere in this document and in the related prospectus supplement.

PRINCIPAL PARTIES

Depositor

The depositor is Collegiate Funding of Delaware, L.L.C. Collegiate Funding Services, L.L.C. ("**CFS LLC**"), an affiliate of the sponsor, is the sole economic member of Collegiate Funding of Delaware, L.L.C. An interim eligible lender trustee as specified in the related prospectus supplement will hold legal title to the trust student loans on the depositor's behalf. References to the "depositor" also include the interim eligible lender trustee where the context involves the holding or transferring of legal title to the trust student loans. The depositor will transfer the trust student loans to the issuing entity as a capital contribution or sale pursuant to a transfer agreement.

Issuing Entity

Each issuing entity will be a Delaware statutory trust to be formed for each series of securities under a trust agreement between the depositor and an owner trustee.

Sellers

JPMorgan Chase Bank, National Association ("**JPMorgan Chase Bank**")**,** and/or one or more of its affiliates specified in the related prospectus supplement will be the sellers of the trust student loans to the depositor. See "*The Master Servicer, the Administrator and the Sponsor*" and "*Transfer and Servicing Agreements*" in this prospectus.

Sponsor

JPMorgan Chase Bank will be the sponsor that initiates and organizes the issuance of securities by each issuing entity. See "*The Master Servicer, the Administrator and the Sponsor*" and "*Transfer and Servicing Agreements*" in this prospectus.

Master Servicer and Subservicers

The master servicer will be JPMorgan Chase Bank, or another master servicer as specified in the related prospectus supplement. The master servicer may contract with various subservicers. The related prospectus supplement will identify any unaffiliated subservicers that service 10% or more of an issuing entity's pool assets. The related prospectus supplement will also provide information regarding any subservicers that service 20% or more of an issuing entity's pool assets. See "*Servicing and Administration—Certain Matters Regarding the Master Servicer*" in this prospectus.

JPMorgan Chase Bank, directly or through its affiliates, manages and operates the student loan lending and servicing business on its own behalf and on behalf of its affiliates and the servicing activities on behalf of unaffiliated third parties.

Administrator

JPMorgan Chase Bank (or another entity as specified in the related prospectus supplement) will act as administrator of each issuing entity. Under the circumstances described in this prospectus, it may transfer its obligations as administrator. See

"Servicing and Administration—Administration Agreement" in this prospectus.

Indenture Trustee

For each series of securities, the related prospectus supplement will specify the indenture trustee for the notes. See *"Indenture Trustee"* in this prospectus.

Eligible Lender Trustee

For each series of securities, the related prospectus supplement will specify the eligible lender trustee for the related issuing entity. See *"Eligible Lender Trustee"* in this prospectus.

Owner Trustee

For each series of securities, the related prospectus supplement will specify the owner trustee for the related issuing entity. See *"Owner Trustee"* in this prospectus.

Calculation Agent

For each series of securities, the related prospectus supplement will specify the calculation agent for the securities.

THE NOTES

Each series of securities will include one or more classes of student loan-backed notes. The depositor may offer one or more classes of notes publicly or privately or they may be retained by the depositor or one of its affiliates, as specified in the related prospectus supplement. The notes will be issued under an indenture among the issuing entity, the eligible lender trustee and the indenture trustee. The notes will be available for purchase in the denominations provided in the related prospectus supplement. The notes may be denominated in U.S. Dollars or a non-U.S. Dollar

currency as specified in the related prospectus supplement. The notes will be available initially in book-entry form only. Investors who hold the notes in book-entry form will be able to receive definitive notes only in the limited circumstances described in this prospectus or in the related prospectus supplement. See *"Book-Entry Registration"* and *"—Definitive Securities"* in this prospectus.

THE CERTIFICATES

Each series of securities may also include one or more classes of certificates. The certificates will be issued under the trust agreement for that series. The depositor may offer each class of certificates publicly or privately or they may be retained by the depositor or one of its affiliates, as specified in the related prospectus supplement.

If offered to investors under the related prospectus supplement, the certificates will be available for purchase in the denominations provided in the related prospectus supplement. The certificates may be denominated in U.S. Dollars or a non-U.S. Dollar currency as specified in the related prospectus supplement. They will be available initially in book-entry form only. Investors who hold the certificates in book-entry form will be able to receive definitive certificates only in the limited circumstances described in this prospectus or in the related prospectus supplement. See *"Book-Entry Registration"* and *"—Definitive Securities"* in this prospectus.

TIMING AND PRIORITY

If a series includes two or more classes of securities:

- timing and priority of payments, allocation of losses, seniority, interest rates or amount of payments of

principal or interest may differ for each class;

- payments of principal or interest on a class may or may not be made, depending on whether specified events occur; and/or

- distributions on one or more classes of securities may be subordinate in priority of payment to payments of principal and interest on other classes of securities.

The related prospectus supplement will provide this information.

INTEREST AND PRINCIPAL

Except for interest-only and principal-only securities described below, each class of securities will have a stated principal balance and will bear interest at a rate described in the related prospectus supplement. The interest rate may be:

- a fixed rate;

- a variable rate;

- an adjustable rate;

- an auction rate;

- a reset rate; or

- any combination of these rates.

As to securities bearing a variable interest rate, such interest rate may be determined by reference to an interest rate index. The index may be based on LIBOR, EURIBOR, GBP-LIBOR, a commercial paper rate, a federal funds rate, the 91-day U.S. Treasury bill rate, a U.S. Treasury constant maturity rate, the prime rate, a negotiable certificate of deposit rate or other interest rate based on transactions in debt securities as specified in

the related prospectus supplement. No interest rate index will be permitted based on equity or commodity indices.

If specified in the related prospectus supplement, a class of securities may have no principal balance and bear interest on the related notional amount. If specified in the related prospectus supplement, a class of securities may not bear interest and be entitled to receive only distributions of principal or excess interest. If specified in the related prospectus supplement, a class of securities may accrete the amount of accrued interest otherwise distributable on the class which amount will be added as principal to the principal balance of the class on each distribution date.

See "*Description of the Notes—Principal and Interest on the Notes*," "*Description of the Certificates—Principal and Interest on the Certificates*" and "*Certain Information Regarding the Securities*" in this prospectus.

ASSETS OF THE ISSUING ENTITY

The assets of each issuing entity will include a pool of loans that are education loans to students or parents of students, and former students and parents of former students, made under the Federal Family Education Loan Program ("**FFELP**").

The term "**student loans**" refers to loans made under FFELP. Student loans owned by a specific issuing entity are referred to in this prospectus as "**trust student loans**."

The assets of each issuing entity will include rights to receive payments made on these trust student loans and any proceeds related to them.

The depositor will purchase the trust student loans from the sellers under one or more purchase agreements. The trust student

loans will be selected based on criteria as specified in the purchase agreements and described in the related prospectus supplement. The depositor will assign the trust student loans to the issuing entity under a transfer agreement.

The related prospectus supplement will specify the aggregate principal balance of the trust student loans sold to the issuing entity as of a statistical cutoff date. It will also specify a date as the cutoff date, which will be the date ~~on or~~ after which the issuing entity will be entitled to payments on or with respect to the trust student loans. The property of each issuing entity also will include amounts on deposit in specific trust accounts, including a collection account, any reserve account, any prefunding account, any capitalized interest account, any cash capitalization account, any cash collateral account, any supplemental purchase account, any supplemental interest account, any investment reserve account, any currency account, any remarketing fee account, any accumulation account, any investment premium purchase account and/or any consolidation loan add-on account. See "*The Issuing Entities*" in this prospectus.

Each student loan assigned to an issuing entity will be guaranteed as to the payment of a percentage of principal and interest by a state or a private non-profit guarantor (a "**guarantor**"). The percentage of the guarantee will be set forth in the related prospectus supplement. These guarantees are contingent upon compliance with specific origination and servicing procedures, as prescribed by the Higher Education Act of 1965, as amended (the "**Higher Education Act**"), other applicable federal laws, rules and regulations, and various guarantor regulations. Each guarantor is reinsured by the United States Department of Education for a percentage of

claims paid by that guarantor for a given federal fiscal year. The reinsured amount depends on a guarantor's claims experience and the year in which the student loans subject to the claims were disbursed or, in certain circumstances, the date on which a claim was filed. The percentage of the claims paid by a guarantor that are reinsured could change in the future by legislation. See "*Appendix A—Federal Family Education Loan Program—Guarantors under FFELP*" in this prospectus.

An issuing entity may also have among its assets various agreements with counterparties providing for interest rate and/or currency swap agreements, cap agreements, floor agreements and/or collar agreements. As applicable, these derivative agreements will be described in the related prospectus supplement.

COLLECTION ACCOUNT

~~For each issuing entity, the~~The administrator will establish and maintain in the name of the indenture trustee one or more accounts for the applicable issuing entity to hold all payments made on the trust student loans. These accounts are referred to in this prospectus collectively as the "**collection account**." ~~The collection account will be established in the name of the indenture trustee and will be an asset of the issuing entity.~~ The related prospectus supplement will describe the permitted uses of funds in the collection account.

RESERVE ACCOUNT

If specified in the related prospectus supplement, the administrator will establish and maintain ~~a~~in the name of the indenture trustee one or more reserve ~~account~~accounts for the applicable issuing entity. ~~The~~If a reserve account ~~will be~~is established ~~in the name of the indenture trustee and will be an~~

4

~~asset of the issuing entity. On~~, on the relevant closing date~~,~~ the ~~depositor~~applicable issuing entity will make a deposit into the reserve account, as specified in the related prospectus supplement. The initial deposit into the reserve account may be supplemented from time to time by additional deposits. The related prospectus supplement will describe the conditions and amounts of these additional deposits.

The related prospectus supplement will describe how amounts in the reserve account will be available to cover shortfalls in payments due on the securities. It will also describe how amounts on deposit in the reserve account in excess of the required reserve account balance will be distributed.

PREFUNDING ACCOUNT

If specified in the related prospectus supplement, the administrator will establish and maintain in the name of the indenture trustee one or more prefunding accounts for the applicable issuing entity. If a prefunding account is established, on the relevant closing date a portion of the net proceeds of the sale of the securities will be ~~held~~deposited in ~~a~~the prefunding account and used to acquire additional student loans~~. If a prefunding account is established, it will be in the name of the indenture trustee and will be an asset of the issuing entity~~. The related prospectus supplement will describe the permitted uses of any funds in the prefunding account, the conditions for their application and the length of time during which additional student loans may be purchased with amounts on deposit in the prefunding account.

CAPITALIZED INTEREST ACCOUNT

If specified in the related prospectus supplement, the administrator will establish and maintain ~~a~~in the name of the indenture trustee one or more capitalized interest ~~account~~accounts for the applicable issuing entity. If a capitalized interest account is established, ~~it will be~~ in the name of the indenture trustee ~~and will be an asset of the issuing entity. The related~~on the relevant closing date the applicable issuing entity will make an initial deposit from the net proceeds of the sale of the securities into the capitalized interest account as specified in the related prospectus supplement.

Funds in the capitalized interest account will be available, to the extent specified in the related prospectus supplement, to cover shortfalls in payments of interest and payments due to each derivative counterparty (other than any termination payments) pursuant to any derivative agreement then in effect.

SUPPLEMENTAL PURCHASE ACCOUNT

If specified in the related prospectus supplement, ~~a portion of the collections on the trust student loans~~the administrator will establish and maintain in the name of the indenture trustee one or more supplemental purchase accounts for the applicable issuing entity. If a supplemental purchase account is established, on the relevant closing date a portion of the net proceeds of the sale of the securities will be deposited ~~into a~~in the supplemental purchase account and used to acquire additional student loans~~. If a supplemental purchase account is established, it will be in the name of the indenture trustee and will be an asset of the issuing entity~~. The related prospectus supplement will describe the permitted uses of any funds in the supplemental purchase account, the conditions for their application and the length of time during which additional student loans may be purchased

with amounts on deposit in the supplemental purchase account.

CONSOLIDATION LOAN ADD-ON ACCOUNT

If specified in the related prospectus supplement, the administrator will establish and maintain in the name of the indenture trustee one or more consolidation loan add-on accounts for the applicable issuing entity. If a consolidation loan add-on account is established, on the relevant closing date a portion of the net proceeds of the sale of the securities will be ~~held~~deposited in ~~a~~the consolidation loan add-on account and used to acquire additional student loans. ~~If a consolidation loan add-on account is established, it will be~~ in the name of the ~~indenture trustee and will be an asset of the issuing entity~~. The related prospectus supplement will describe the permitted uses of any funds in the consolidation loan add-on account, the conditions for their application and the length of time during which additional student loans may be purchased with amounts on deposit in the consolidation loan add-on account.

~~OTHER~~CASH CAPITALIZATION OR CASH COLLATERAL ACCOUNTS

~~The~~

If specified in the related prospectus supplement ~~will also describe any of the other accounts established for the related issuing entity. These other accounts may include any cash capitalization accounts, cash collateral accounts, supplemental interest accounts, investment reserve accounts, currency accounts, remarketing fee accounts, accumulation accounts, and/or investment premium purchase accounts.~~, the administrator will establish and maintain in the name of the indenture trustee one or more cash capitalization or cash collateral accounts for the applicable issuing entity. If a cash capitalization or cash collateral account is established, the issuing entity will be required to deposit cash into the cash capitalization or cash collateral account for the purpose of providing credit enhancement to pay interest on the securities. Amounts in the cash capitalization or cash collateral account will be remitted as specified in the related prospectus supplement.

SUPPLEMENTAL INTEREST ACCOUNTS

If specified in the related prospectus supplement, the administrator will establish and maintain in the name of the indenture trustee one or more supplemental interest accounts for the applicable issuing entity, with respect to one or more classes of reset rate securities for which an accumulation account is established. If a supplemental interest account is established, on each applicable distribution date, the indenture trustee, the administrator or the paying agent, subject to sufficient available funds therefor, will deposit into the supplemental interest account the related supplemental interest account deposit amount for the purpose of providing additional available funds to pay interest on the related class or classes of reset rate securities. Amounts in the supplemental interest account will be remitted as specified in the related prospectus supplement to offset shortfalls in interest that may arise as a result of funds invested in eligible investments in the accumulation account earning a lower rate of interest than the rate of interest on the related class or classes of reset rate securities.

INVESTMENT RESERVE ACCOUNTS

If specified in the related prospectus supplement, the administrator will establish and maintain in the name of the indenture

6

trustee one or more investment reserve accounts for the applicable issuing entity with respect to one or more classes of reset rate securities for which an accumulation account is established. If an investment reserve account is established, on each applicable distribution date, after a downgrade, if any, by one or more rating agencies of the ratings of any eligible investments in an accumulation account, the indenture trustee, the administrator or the paying agent, subject to sufficient available funds therefor, will deposit into the investment reserve account an amount, if any, to be set by each applicable rating agency in satisfaction of the rating agency condition. On each distribution date, all amounts on deposit in the investment reserve account either will be withdrawn from that investment reserve account and deposited into the related accumulation account in an amount required to offset any realized losses on eligible investments related to that accumulation account, or will be deposited into the collection account to be used as available funds on that distribution date.

CURRENCY ACCOUNTS

If, as specified in the related prospectus supplement, one or more classes of securities, including reset rate securities during any reset period, are denominated in a currency other than U.S. Dollars, the administrator will establish and maintain in the name of the indenture trustee one or more currency accounts for that currency, for the benefit of the holders of that related class or classes of securities. If a currency account is established, any payments received from a swap counterparty in a currency other than U.S. Dollars will be deposited into that currency account as described in the related prospectus supplement.

REMARKETING FEE ACCOUNTS

If specified in the related prospectus supplement, the administrator will establish and maintain in the name of the indenture trustee one or more remarketing fee accounts for the applicable issuing entity with respect to one or more classes of reset rate securities. If a remarketing fee account is established, beginning on the distribution date that is one year prior to a reset date for a class of reset rate securities, and through that reset date, the issuing entity will be required to deposit into the remarketing fee account, prior to the payment of interest on the securities, available funds, up to the related quarterly required amount on each related distribution date, until the balance on deposit in the remarketing fee account in respect of that class reaches the targeted level for the related reset date.

ACCUMULATION ACCOUNTS

If specified in the related prospectus supplement, the administrator will establish and maintain in the name of the indenture trustee one or more accumulation accounts for the applicable issuing entity with respect to one or more classes of reset rate securities, whenever a class of reset rate securities bears interest at a fixed rate or bears interest at a floating rate but is structured not to receive a payment of principal until the end of the related reset period. If an accumulation account is established, with respect to each related class of reset rate securities for the related reset period, on each applicable distribution date, the indenture trustee, the administrator or the paying agent will deposit any payments of principal allocated to that class, in U.S. Dollars, into the related accumulation account. Amounts, exclusive of investment earnings, on deposit in the accumulation account may be used only to

pay principal on the related class of reset rate securities or to the related currency swap counterparty or counterparties. Investment earnings on deposit in an accumulation account will be withdrawn on each distribution date and deposited into the collection account to be used as available funds on that distribution date.

INVESTMENT PREMIUM PURCHASE ACCOUNTS

If specified in the related prospectus supplement, the administrator will establish and maintain in the name of the indenture trustee one or more investment premium purchase accounts for the applicable issuing entity with respect to one or more classes of reset rate securities. If an investment premium purchase account is established, with respect to each related class of reset rate securities for the related reset period, on each applicable distribution date, the indenture trustee, the administrator or the paying agent, subject to sufficient available funds therefor, will deposit amounts into the investment premium purchase account which may be utilized to purchase eligible investments at a price greater than par. Amounts in the investment premium purchase account will be remitted as specified in the related prospectus supplement.

PREFUNDING PERIOD

The related prospectus supplement will inform you if there will be a prefunding period and the length of such prefunding period for the issuing entity to acquire additional student loans with amounts on deposit in the prefunding account. The length of the prefunding period will not extend for more than one year from the date of issuance of the related series of securities. The portion of the proceeds to be deposited into the prefunding account will not exceed

50% of the net proceeds of the offering of the related series of securities.

REVOLVING PERIOD

The related prospectus supplement will inform you if there is a revolving period and the length of such revolving period for the issuing entity to acquire additional student loans with the cash flows from the related pool of trust student loans. The length of the revolving period will not extend for more than three years from the date of issuance of the related series of securities. The related prospectus supplement will describe the characteristics or selection criteria for the additional trust student loans.

CREDIT ENHANCEMENT AND OTHER SUPPORT; DERIVATIVE AGREEMENTS

Credit or cash flow enhancement for any series of securities may include one or more of the items shown under "*Credit Enhancement and Other Support; Derivative Agreements*" in this prospectus.

If any credit or cash flow enhancement applies to an issuing entity or any of the securities issued by that issuing entity, the related prospectus supplement will describe the specific enhancement as well as the conditions for its application. A credit or cash flow enhancement may have limitations and exclusions from coverage. If applicable, the related prospectus supplement will describe these limitations or exclusions.

See "*Credit Enhancement and Other Support; Derivative Agreements*" in this prospectus.

TRANSFER AND PURCHASE AGREEMENTS

For each issuing entity, the depositor will acquire the related trust student loans under one or more purchase agreements. The depositor will contribute or sell the trust student loans and its rights under the purchase agreements to the issuing entity under a transfer agreement. The eligible lender trustee will hold legal title to the trust student loans on behalf of the issuing entity. The issuing entity will assign its interest in the trust student loans and its rights under the transfer agreement to the indenture trustee as collateral for the notes. See "*Transfer and Servicing Agreements*" in this prospectus.

MASTER SERVICING AGREEMENTS AND SUBSERVICING AGREEMENTS

The master servicer will be responsible for servicing the trust student loans under a master servicing agreement in respect of the trust student loans held by each issuing entity. The master servicer has previously entered into certain subservicing agreements with subservicers in respect of the servicing of student loans, and may enter into subservicing agreements with subservicers in respect of the trust student loans.

Under the master servicing agreement, the master servicer will be responsible for servicing and/or arranging for and overseeing the performance by any subservicer of its servicing obligations with respect to the trust student loans. See "*Servicing and Administration*" in this prospectus.

MASTER SERVICING FEE

The master servicer will receive a master servicing fee as specified in the related prospectus supplement. It will also receive reimbursement for expenses and charges, as specified in that prospectus supplement. These amounts will be payable monthly. The master servicing fee and any portion of the master servicing fee that remains unpaid from prior dates will be payable monthly and before any payments are made on the related securities unless any portion of the master servicing fee is expressly subordinate to payments on the securities, as specified in the related prospectus supplement. The related prospectus supplement will specify whether the master servicer will be solely responsible for all compensation due to the subservicers for the performance of their respective obligations under the related subservicing agreements or whether these fees will be paid from the assets of the issuing entity and, if so, the priority of their payment. See "*Servicing and Administration—Servicing Compensation*" in this prospectus.

ADMINISTRATION AGREEMENT

JPMorgan Chase Bank, in its capacity as administrator, will enter into an administration agreement with each issuing entity, the depositor, the owner trustee, the eligible lender trustee, the master servicer and the indenture trustee. Under the administration agreement, JPMorgan Chase Bank will undertake specific administrative duties for each issuing entity. See "*Servicing and Administration—Administration Agreement*" in this prospectus.

ADMINISTRATION FEE

The administrator will receive an administration fee as specified in the related prospectus supplement. It may also receive reimbursement for expenses and charges, as specified in the related prospectus supplement. These amounts will be payable monthly and before any payments are made

on the related securities, as specified in the related prospectus supplement. See "*Servicing and Administration—Administration Agreement*" in this prospectus.

REPRESENTATIONS AND WARRANTIES OF THE DEPOSITOR

Under the transfer agreement for each issuing entity, the depositor, as the transferor of the trust student loans to the issuing entity, will make specific representations and warranties to the issuing entity concerning the trust student loans. The depositor will have reacquisition, substitution and reimbursement obligations under the transfer agreement if the issuing entity is materially and adversely affected by a breach of any representation or warranty by the depositor, unless the breach is cured within the period specified in the related prospectus supplement. See "*Transfer and Servicing Agreements—Transfer of Student Loans to the Issuing Entity; Representations and Warranties of the Depositor*" in this prospectus.

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

In each purchase agreement, the related seller of the trust student loans will make representations and warranties to the depositor concerning the trust student loans covered by that purchase agreement. These representations and warranties will be similar to the representations and warranties made by the depositor under the related transfer agreement. The related seller will have reacquisition, substitution and reimbursement obligations under the relevant purchase agreement if the issuing entity is materially and adversely affected by a breach of any representation or warranty by the related seller, unless the breach is cured within the period specified in the

related prospectus supplement. See "*Transfer and Servicing Agreements—Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers*" in this prospectus.

COVENANTS OF THE MASTER SERVICER

The master servicer will agree to service (or cause the subservicers to service) the trust student loans in compliance with the relevant servicing agreements and the Higher Education Act, as applicable. The master servicer will have purchase, ~~substitution~~ and reimbursement obligations under the master servicing agreement if the issuing entity is materially and adversely affected by a breach of any covenant of the master servicer concerning that trust student loan, unless the breach is cured within the period specified in the related prospectus supplement.

See "*Servicing and Administration—Master Servicer Covenants*" in this prospectus.

EVENTS OF DEFAULT

An "**event of default**" under the indenture will consist of the following:

- a default for five days or more in the payment of any interest on any note (or if there is a controlling class specified in the related prospectus supplement, only the notes of such controlling class) after it is due;

- a default in the payment of the principal of any note at maturity;

- a default in the performance of any covenant or agreement of the issuing entity in the related indenture, or a breach of any representation or warranty made by the issuing entity in

the related indenture or in any certificate, if the default or breach has a material adverse effect on the holders of the notes and is not cured within the applicable cure period;

- the occurrence of an insolvency event involving the issuing entity; or

- any other event of default specified in the related prospectus supplement.

If an event of default occurs and is continuing, the indenture trustee or holders of a majority of the outstanding notes (or controlling class, if applicable) may declare the principal of those notes to be immediately due and payable. Recourse of the noteholders is limited to the assets of the issuing entity.

See "*Description of the Notes—The Indenture—Events of Default; Rights upon Event of Default*" in this prospectus.

OPTIONAL PURCHASE

Subject to any limitations described in the related prospectus supplement, the master servicer or another entity as specified in that prospectus supplement may, at its option, purchase, or arrange for the purchase of, all remaining trust student loans on any distribution date specified in the related prospectus supplement when the pool balance reduces to a percentage specified in the related prospectus supplement or less of the sum of the initial pool balance, plus the aggregate initial principal balances of all trust student loans acquired during any applicable prefunding period, plus accrued interest to be capitalized as of the applicable cutoff dates, plus any other amounts specified in the related prospectus supplement. The exercise of this purchase option will result in the early retirement of the securities issued by that issuing entity.

See "*Servicing and Administration— Termination*" in this prospectus.

AUCTION OF TRUST ASSETS

If specified in the related prospectus supplement and subject to any limitations described in the related prospectus supplement, the indenture trustee will offer for sale all remaining trust student loans ~~at the last day of the collection period preceding~~on the applicable trust auction dates specified in the related prospectus supplement. If specified in the related prospectus supplement, an auction will occur only if the entity with the optional purchase right has failed to exercise its optional purchase right. The auction of the remaining trust student loans will result in the early retirement of the securities issued by that issuing entity. See "*Servicing and Administration—Termination*" in this prospectus.

TAX CONSIDERATIONS

On the closing date for a series, McKee Nelson LLP, or another law firm specified in the related prospectus supplement, as federal tax counsel to the applicable issuing entity, will deliver an opinion that, for U.S. federal income tax purposes:

- the notes of that series will be characterized as debt; and

- the issuing entity will not be characterized as an association or a publicly traded partnership taxable as a corporation.

For discussion of consequences of holding a certificate, see "*U.S. Federal Income Tax Consequences—Tax Consequences to Holders of Certificates*" and "*—Federal Tax Consequences for Issuing Entities in Which All Certificates Are Retained by the Sellers,*

the Sponsor or the Depositor" in this prospectus.

By acquiring a note, you will agree to treat that note as indebtedness for U.S. federal income tax purposes.

By acquiring a certificate, you will agree to treat the related issuing entity either as a partnership in which you are a partner for federal income tax purposes or as otherwise described in the related prospectus supplement.

See "*U.S. Federal Income Tax Consequences*" and "*State Tax Consequences*" in this prospectus.

ERISA CONSIDERATIONS

Subject to the considerations set forth in "*ERISA Considerations*" in this prospectus and the related prospectus supplement, the notes may be acquired by a transferee for, or on behalf of, an employee benefit plan or other retirement arrangement subject to Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, or any substantially similar applicable law or any entity deemed to hold the plan assets of the foregoing. The certificates may not be acquired by such plans, arrangements or entities.

RATINGS

All of the securities will be rated in one of the four highest rating categories. The related prospectus supplement will specify the ratings for the securities being issued.

RISK FACTORS

You should carefully consider the following risk factors in deciding whether to purchase any securities. You should also consider the additional risk factors described in the related prospectus supplement. All of these risk factors could affect your investment in or return on the securities.

The Securities Are Not Suitable Investments for All Investors	The securities are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of an investment, and the interaction of those factors. The securities, and in particular the subordinate securities, are not a suitable investment if you require a regular or predictable schedule of payments or payment on any specific date.
The Securities May Not Provide Regular or Predictable Payments	The securities may not provide a regular or predictable schedule of payments or payment on any specific date. Accordingly, you may not receive the return on investment that you expected.
If a Secondary Market for Your Securities Does Not Develop, the Value of Your Securities May Diminish	The securities will be a new issue without an established trading market. While the securities may be listed on a European exchange if specified in the related prospectus supplement, it is not expected that they will be listed on any exchange in the United States. There can be no assurance that a listing on a European exchange if made will be accepted or, in any event, that a secondary market for the securities will develop. If a secondary market does not develop, the spread between the bid price and the asked price for your securities may widen, thereby reducing the net proceeds to you from the sale of your securities.
The Issuing Entity Will Have Limited Assets from Which to Make Payments on the Securities, Which May Result in Losses	The issuing entity will not have, nor will it be permitted to have, significant assets or sources of funds other than the trust student loans, the right to receive payments under the guarantee agreements and, if so specified in the related prospectus supplement, a reserve account, any other accounts established in the issuing entity's name, any derivative contracts and other credit or cash flow enhancements.

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Consequently, you must rely upon payments on the trust student loans from the borrowers and guarantors, and, if available, amounts on deposit in the trust accounts, amounts received from derivative counterparties and any other credit or cash flow enhancements to repay your securities. Credit or cash flow enhancement may not cover every class of securities issued by an issuing entity or may have various limitations on, and exclusions from, coverage. If the assets or sources of funds specified in the related prospectus supplement are unavailable or insufficient to make payments on your securities, you may experience a loss on your investment.

You May Incur Losses or Delays in Payments on Your Securities if Borrowers Default on the Trust Student Loans

If the master servicer or a subservicer, as applicable, does not have or continue to have an "exceptional performance" designation, most FFELP loans owned by an issuing entity will be only 98% or 97% guaranteed for default claims, as opposed to 99% guaranteed for default claims where the master servicer or subservicer, as applicable, does continue to have its "exceptional performance" designation, depending upon the date of first disbursement. If a borrower defaults on a trust student loan that is less than 100% guaranteed for default claims, the related issuing entity will experience a corresponding loss of the outstanding principal and accrued interest on that trust student loan. If defaults occur on the trust student loans and the credit enhancement described in the related prospectus supplement is insufficient, you may suffer a delay in payment or losses on your securities. See "*Appendix A—Federal Family Education Loan Program—Guarantors under FFELP*" in this prospectus.

If a Guarantor of the Trust Student Loans Experiences Financial Deterioration or Failure, You May Suffer Delays in Payment or Losses on Your Securities

All of the trust student loans will be unsecured. As a result, the only security for payment of a guaranteed student loan is the guarantee provided by the applicable guarantor (backed by the Department of Education as described below). Student loans acquired by each issuing entity may be subject to guarantee agreements with a number of individual guarantors. A deterioration of a guarantor's financial condition and ability to honor guarantee claims could result in a failure of that guarantor to make guarantee payments to the eligible lender trustee in a timely manner, or at all. In that event, you may suffer

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delays in payment or losses on your securities. The financial condition of a guarantor could be adversely affected by a number of factors, including:

- the amount of claims made against that guarantor as a result of borrower defaults;

- the amount of claims reimbursed to that guarantor from the Department of Education, which range from 75% to 99% of the guaranteed portion of the loan, depending on the date the loan was first disbursed or, in certain circumstances, the date on which the claim was filed, and the historical performance of that guarantor; and

- changes in legislation that may reduce expenditures from the Department of Education that support federal guarantors or that may require guarantors to pay more of their reserves to the Department of Education.

The Department of Education's Failure to Make Reinsurance Payments May Negatively Affect the Timely Payment of Principal and Interest on Your Securities

If a guarantor is unable to meet its guarantee obligations, the issuing entity may submit claims directly to the Department of Education for payment. The Department of Education's obligation to pay guarantee claims directly is dependent upon its determining that the guarantor is unable to meet its obligations. If the Department of Education delays in making this determination or the ultimate payment of the guarantee claims, you may suffer a delay in the payment of principal and interest on your securities. In addition, if the Department of Education determines that the guarantor is able to meet its obligations, the Department of Education will not make guarantee payments to the issuing entity. This could result in delays or losses on your investment.

You Will Bear Prepayment and Extension Risk Due to Actions Taken by Individual Borrowers and Other Variables Beyond the Depositor's or Any Issuing Entity's Control

A borrower may prepay a student loan in whole or in part at any time. The rate of prepayments on the trust student loans may be influenced by a variety of economic, social, competitive and other factors, including changes in interest rates, the statutory formula for calculating interest rates, the availability of financing alternatives and general economic conditions. Financing alternatives that may result in prepayment of the trust student loans include various

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loan consolidation programs, including those that may be offered from time to time by JPMorgan Chase Bank and its affiliates to borrowers of student loans, including trust student loans. Consolidation loans may be consolidated again by the borrower in more limited circumstances than other loans made under the FFELP. The likelihood of prepayments is higher as a result of these loan consolidation programs. In addition, an issuing entity may receive unscheduled payments as a result of guarantee claim payments on defaulted loans, or due to purchases by the master servicer or reacquisitions by the depositor or a seller in the case of breaches of their respective covenants, representations and warranties. Because a pool will include thousands of student loans, it is impossible to predict the amount and timing of payments that will be received and paid to securityholders in any period.

On the other hand, the trust student loans may be extended as a result of in-school periods, grace periods, deferment periods, and under some circumstances, forbearance periods. This may lengthen the remaining term of the trust student loans and delay principal payments to you. In addition, the amount available for distribution to you will be reduced if borrowers fail to make timely payments of the principal and interest due on the trust student loans.

Consequently, the length of time that your securities will be outstanding and accruing interest may be shorter or longer than you expect.

- If you purchase principal-only securities or you purchase your securities at a discount and principal is repaid slower than you anticipate, then your yield may be lower than you anticipate.

- If you purchase interest-only securities or you purchase your securities at a premium and principal is repaid faster than you anticipate, then your yield may be lower than you anticipate.

- If you purchase interest-only securities and principal is repaid faster than you anticipate, then

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you may lose your initial investment.

Any optional purchase right and any provision for the auction of the trust student loans create additional uncertainty regarding the timing of payments to securityholders.

The Securities May Be Repaid Early Due to an Auction Sale or the Exercise of the Purchase Option; If This Happens, Your Yield May Be Affected and You Will Bear Reinvestment Risk

The securities may be repaid before you expect them to be if:

- the indenture trustee successfully conducts an auction sale, or

- the master servicer or other applicable entity exercises its option to purchase all of the trust student loans.

Either event would result in the early retirement of the securities outstanding. If this happens, your yield on the securities may be affected. You will bear the risk that you cannot reinvest the money you receive in comparable securities at as high a yield.

You May Be Unable to Reinvest Principal Payments at the Yield You Earn on the Securities

Asset-backed securities usually produce increased principal payments to investors when market interest rates fall below the interest rates on the collateral—student loans in this case—and decreased principal payments when market interest rates rise above the interest rates on the collateral. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing lower yields than the yield on the securities. Similarly, you are likely to receive less money to reinvest when other investments generally are producing higher yields than the yield on the securities. You will bear all reinvestment risk carried by your securities.

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A Failure to Comply with Student Loan Origination and Servicing Procedures Could Jeopardize Guarantor, Interest Subsidy and Special Allowance Payments on the Trust Student Loans, Which May Result in Delays in Payment or Losses on Your Securities

The Higher Education Act requires lenders making and servicing student loans and the guarantors guaranteeing those loans to follow specified procedures, including due diligence procedures, to ensure that student loans are properly made, disbursed and serviced.

Failure to follow these procedures may result in:

- the Department of Education's refusal to make reinsurance payments to the applicable guarantor or directly to the lender in the event the Department of Education has determined that the guarantor is unable to meet its guarantee obligations or to make interest subsidy payments and special allowance payments on the trust student loans;
- the guarantors' inability or refusal to make guarantee payments on the trust student loans; and

- in the case of a final and binding determination by the Department of Education that due diligence in the collection of the trust student loans was not observed, the Department of Education's refusal to make any, or a reduction in the amount of, interest subsidy payments, special allowance payments or other guaranteed amounts with respect to the trust student loans.

Loss of any program payments could adversely affect the amount of available funds and the issuing entity's ability to pay principal and interest on your securities.

The Inability of the Depositor, a Seller or the Master Servicer to Meet Its Reacquisition, Purchase, Substitution or Reimbursement Obligation May Result in Losses on Your Securities

Under some circumstances, the issuing entity has the right to require the depositor, a seller or the master servicer to reacquire or purchase or substitute for a trust student loan and reimburse for shortfalls in the value of a trust student loan. This right arises generally if a breach of the representations, warranties or covenants of the depositor, a seller or the master servicer, as applicable, has a material adverse effect on the issuing entity or if the breach affects the guarantor's obligation to guarantee payments of a trust student loan and, in each case, such breach is not cured within the applicable cure period. There can be no assurance, however, that the depositor, a seller or the master servicer will have the

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financial resources to make a reacquisition, purchase, substitution or reimbursement, as applicable. In this case, you will bear any resulting loss.

The Senior Securityholders' Right to Waive Defaults May Adversely Affect Subordinate Securityholders

The noteholders have the ability, with specified exceptions, to waive defaults by the master servicer or the administrator, including defaults that could materially and adversely affect any certificateholders.

In addition, if specified in the related prospectus supplement, holders of the most senior classes of notes outstanding will have the right to waive these defaults as well as events of default under the related indenture that could materially adversely affect the holders of more junior classes of notes and any certificateholders.

Subordination of the Certificates or Some Classes of Notes Results in a Greater Risk of Losses or Delays in Payment on Those Securities

Payments on any certificates may be subordinate to payments due on the notes of that series. In addition, some classes of notes may be subordinate to other classes. Consequently, holders of the certificates and holders of some classes of notes may bear a greater risk of losses or delays in payment. In addition, if specified in the related prospectus supplement, failure to make payments on certain classes of notes may not constitute an event of default under the related indenture until the most senior classes are paid in full. The related prospectus supplement will describe the nature and the extent of any subordination.

Incentive Programs May Reduce Payments on Trust Student Loans

The trust student loans may be subject to various incentive programs, such as interest or principal reductions, in return for a record of timely payment or automatic debit of payments, available to borrowers. Securityholders may bear the risk of any reduction in payments on the trust student loans resulting from application of the incentive programs. See "*The Student Loan Financing Business of JPMorgan Chase Bank—Incentive Programs*" in this prospectus.

Payment Offsets by Guarantors or the Department of Education Could Prevent the Issuing Entity from Paying You the Full Amount of the Principal and Interest Due on Your Securities

The eligible lender trustee may use the same Department of Education lender identification number for student loans in a trust as it uses for other student loans it holds on behalf of other trusts established by the depositor. Thus, the billings submitted by the eligible lender trustee, the master

servicer or a subservicer to the Department of Education (for items such as special allowance payments or interest subsidy payments) and the claims submitted to the guarantors will be consolidated with the billings and claims for payments for trust student loans under other trusts using the same lender identification number. Payments on those billings by the Department of Education as well as claim payments by the applicable guarantors will be made to the eligible lender trustee, or to the master servicer or the related subservicer, if applicable, on behalf of the eligible lender trustee, in a lump sum. Those payments must be allocated by the administrator among the various trusts that reference the same lender identification number.

If the Department of Education or a guarantor determines that the eligible lender trustee owes it a liability on any trust student loan, including student loans it holds on behalf of the issuing entity for your securities or other trusts, the Department of Education or the applicable guarantor may seek to collect that liability by offsetting it against payments due to the eligible lender trustee. Any offsetting or shortfall of payments due to the eligible lender trustee could adversely affect the amount of available funds for any collection period and thus the issuing entity's ability to pay you principal and interest on the securities.

The master servicing agreement and the subservicing agreements for your securities and other servicing agreements of the depositor will contain provisions for cross-indemnification concerning those payments and offsets. Even with cross-indemnification provisions, however, the amount of funds available to the issuing entity from indemnification would not necessarily be adequate to compensate the issuing entity and investors in the securities for any previous reduction in the available funds.

A Default by the Master Servicer or a Subservicer or a Termination of a Master Servicing Agreement or a Subservicing Agreement May Result in Additional Costs, Increased Servicing

The servicing of student loans originated under the Higher Education Act requires special skill and diligence. The master servicer does not have direct experience collecting payments on FFELP student loans and from the guarantors or the Department of

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Fees by a Substitute Master Servicer or Subservicer or a Diminution in Servicing Performance, Any of Which May Have an Adverse Effect on Your Securities

Education as these functions have historically been conducted by its affiliates and third party providers. The master servicer expects to delegate or subcontract these duties to subservicers to be specified in the related prospectus supplement pursuant to subservicing agreements. If specified in the related prospectus supplement, the subservicing agreements may be terminated by the master servicer upon notice provided not less than the applicable period as specified in the related prospectus supplement. In addition, if specified in the related prospectus supplement, the subservicers may terminate the subservicing agreements upon giving notice. If the master servicer or a subservicer defaults on its obligations to service the trust student loans, or a subservicing agreement is terminated, it is impossible to be certain of:

- the cost to transfer the servicing obligations to a successor,

- the ability of that successor to perform the servicing obligations and duties of the master servicer or a subservicer under the master servicing agreements or the subservicing agreements, or

- the servicing fees that would be charged by a successor master servicer or subservicer.

Any of these events may adversely affect the payment of principal and interest on your securities.

In addition, if a master servicer default occurs, the indenture trustee or the holders of a given series or class of securities (or, if specified in the related prospectus supplement, the holders of the controlling class) may remove the master servicer without the consent of the owner trustee or any of the certificateholders of that series. The securityholders (or, if specified in the related prospectus supplement, the holders of the controlling class) have the ability, with some exceptions, to waive defaults by the master servicer, including defaults that could materially and adversely affect the holders of more junior classes of securities. Furthermore, the indenture trustee or the securityholders may

experience difficulties in appointing a successor master servicer and, during any transition phase, it is possible that normal servicing activities could be disrupted, resulting in increased delinquencies and/or defaults on the trust student loans.

Risk of Commingling of Funds by the Administrator

The master servicer and the subservicers are required to deposit all payments on the trust student loans collected during each collection period into the related collection account within two business days of receipt of the payments, or if the payment is not readily identifiable as a payment on trust student loan, within two business days of being so identified. However, if specified in the related prospectus supplement and for so long as no administrator default has occurred and is continuing, and any other condition to making deposits less frequently than daily as may be specified by the rating agencies or set forth in the related prospectus supplement is satisfied, the master servicer and each subservicer will remit these amounts to the administrator within two business days of receipt, and the administrator will be required to deposit these amounts in the collection account by the business day preceding each distribution date as specified in the related prospectus supplement.

Pending deposit into the collection account by the administrator, collections may be invested by the administrator at its own risk and for its own benefit and will not be segregated from its own funds. If the administrator were unable to remit the funds to the related collection account, the applicable securityholders might incur a loss. To the extent set forth in the related prospectus supplement, the administrator may, in order to satisfy the requirements described above, obtain a letter of credit or other security for the benefit of the related issuing entity to secure timely remittances of collections on the trust student loans.

If the Master Servicer or Any Subservicer Fails to Comply with the Department of Education's Third Party Servicer Regulations Regarding Student Loans, Payments on Your

The Department of Education regulates each servicer of FFELP student loans. Under those regulations, a third party servicer, including the master servicer or any subservicer, is jointly and severally liable with its client lenders for repayment to the Department of Education of liabilities (including reinsurance,

Securities Could Be Adversely Affected

interest benefits and special allowance paid) arising from the violation of applicable requirements by the servicer in administering the client lender's FFELP programs. In addition, if the master servicer or any subservicer fails to meet standards of financial responsibility or administrative capability included in the regulations, or violates other requirements, the Department of Education may fine the master servicer or any subservicer and/or limit, suspend, or terminate the master servicer's or subservicer's eligibility to contract to service student loans. If the master servicer or any subservicer were so held liable, or its eligibility were limited, suspended, or terminated, its ability to properly service the trust student loans and to satisfy its obligation to purchase any trust student loans with respect to which it has breached its representations, warranties or covenants could be adversely affected. In addition, if the Department of Education terminates the master servicer's or any subservicer's eligibility to service student loans, a servicing transfer will take place and there may be delays in collections and temporary disruptions in servicing on the related trust student loans. Any servicing transfer may temporarily adversely affect payments to you.

The Insolvency of JPMorgan Chase Bank Could Delay or Reduce Payments on Your Securities

JPMorgan Chase Bank will intend that each transfer of student loans by it to the depositor will constitute a sale without recourse of all of its right, title and interest in and to the trust student loans. If JPMorgan Chase Bank were to become insolvent, a conservator or receiver may be appointed which may be the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation, as conservator or receiver of JPMorgan Chase Bank, might take the position that the transfer of student loans did not constitute a "sale" but rather was a transfer as security for a "loan" or other contractual obligation of JPMorgan Chase Bank by the depositor. If this recharacterization were upheld, the depositor and, as a consequence, the issuing entity would be creditors of JPMorgan Chase Bank.

Under the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation, as conservator or receiver of JPMorgan Chase Bank, would have the power to repudiate contracts and to

request a stay of up to 90 days of any judicial action or proceeding involving an insolvent depository institution. However, the valid perfected security interest of the indenture trustee would be enforceable (to the extent of the issuing entity's "actual direct compensatory damages") notwithstanding the insolvency of JPMorgan Chase Bank and the subsequent repudiation or disaffirmation of the purchase agreements by the Federal Deposit Insurance Corporation as conservator or receiver of JPMorgan Chase Bank, to the extent that the following requirements are met, among others:

- JPMorgan Chase Bank granted a security interest in the trust student loans to the depositor that was assigned to the issuing entity and then to the indenture trustee;

- the security interest is a first priority security interest and was validly perfected before the insolvency of JPMorgan Chase Bank; and

- the security interest was not taken or granted in contemplation of the insolvency of JPMorgan Chase Bank or with the intent to hinder, delay or defraud the creditors of JPMorgan Chase Bank.

Accordingly, payments to the issuing entity with respect to the trust student loans (up to the amount of such damages) should not be subject to recovery by the Federal Deposit Insurance Corporation as conservator or receiver of JPMorgan Chase Bank. If, however, the Federal Deposit Insurance Corporation were to require the indenture trustee to establish its right to those payments by submitting to and completing the administrative claims procedure established under the Federal Deposit Insurance Act, or the Federal Deposit Insurance Corporation were to request a stay of proceedings with respect to JPMorgan Chase Bank as provided under the Federal Deposit Insurance Act, delays in payments on the securities and possible reductions in the amount of those payments could occur.

A Federal Deposit Insurance Corporation rule provides that if a bank's transfer of assets satisfies certain requirements then, notwithstanding the rights

of the Federal Deposit Insurance Corporation described above, the Federal Deposit Insurance Corporation will not seek to reclaim, recover or recharacterize the assets as property of the bank or of the bank's receivership. JPMorgan Chase Bank believes that the rule of the Federal Deposit Insurance Corporation would apply to the transfer of student loans to the depositor in the manner contemplated by this prospectus and intends on satisfying in all material respects the requirements of the rule of the Federal Deposit Insurance Corporation. Nevertheless, under the rule, the Federal Deposit Insurance Corporation, as conservator or receiver of JPMorgan Chase Bank, will still retain the right to take certain actions with respect to the trust student loans, including to (i) enforce the transfer and servicing agreements to which JPMorgan Chase Bank is a party, notwithstanding any provision thereof providing for termination, default, acceleration or exercise of rights upon, or solely by reason of, insolvency or the appointment of a conservator or receiver or (ii) disaffirm or repudiate any transfer and servicing agreement to which JPMorgan Chase Bank is a party that imposes continuing obligations or duties on JPMorgan Chase Bank in conservatorship or receivership.

In addition, in the event of default by JPMorgan Chase Bank as master servicer resulting solely from certain events of insolvency of the master servicer, a court, conservator, receiver or liquidator may have the power to prevent either the indenture trustee or the securityholders from appointing a successor master servicer or prevent the master servicer from appointing a subservicer, as the case may be, and delays in the collection of payments on the trust student loans may occur. Any delay in the collection of payments on the trust student loans may delay or reduce payments to securityholders.

The Bankruptcy of a Seller Could Also Delay or Reduce Payments on Your Securities

Each seller other than JPMorgan Chase Bank (each "**other seller**") will intend that its transfer of the trust student loans to the depositor will be a valid sale and assignment of the trust student loans to the depositor (for all purposes other than possible tax and/or accounting purposes). If such other seller

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were to become a debtor in a bankruptcy case and a creditor or trustee-in-bankruptcy of such other seller or such other seller itself were to take the position that the sale of student loans by it to the depositor should instead be treated as a pledge of the trust student loans to secure a borrowing of such other seller, delays in payments of collections on or in respect of the trust student loans to the securityholders could occur. If a court ruled in favor of any such trustee, debtor or creditor, reductions in the amount of those payments could result. A tax or governmental lien on the property of such other seller arising before the transfer of the trust student loans to the depositor may have priority over the depositor's interest in those student loans even if the transfer of the trust student loans to the depositor is characterized as a sale.

The Bankruptcy of the Depositor Could Also Delay or Reduce Payments on Your Securities

The depositor will intend that its transfer of the trust student loans to the issuing entity will be a valid assignment of an ownership interest in the trust student loans to the issuing entity (for all purposes other than possible tax and/or accounting purposes). If the depositor were to become a debtor in a bankruptcy case and a creditor or trustee-in-bankruptcy of the depositor or the depositor itself were to take the position that the assignment of student loans by the depositor to the issuing entity should be treated as a pledge of the trust student loans to secure a borrowing of the depositor, delays in payments of collections on or in respect of the trust student loans to the securityholders could occur. If a court ruled in favor of any such trustee, debtor or creditor, reductions in the amount of those payments could result. A tax or governmental lien on the property of the depositor arising before the transfer of the trust student loans to the issuing entity may have priority over the issuing entity's interest in those student loans even if the transferor of the trust student loans assigns an ownership interest to the issuing entity.

In the Event of An Early Termination of a Derivative Agreement Due to Certain Derivative Termination Events, an Issuing Entity May Be Required to Make a Large

To the extent ~~described~~specified in the related prospectus supplement, when a class of securities bears interest at a fixed rate, an issuing entity may enter into one or more interest rate swap agreements to hedge basis risk. If at any time a class of securities

Termination Payment to Any Related Derivative Counterparty	is denominated in a currency other than U.S. Dollars, the issuing entity will be required to enter into one or more currency swap agreements to hedge against currency risk and basis risk.
	A derivative agreement generally may not be terminated except upon the occurrence of enumerated termination events set forth in the applicable derivative agreement which will be described in the related prospectus supplement. Depending on the reason for the termination, however, a derivative termination payment may be due from either the issuing entity or the related derivative counterparty.
	If a termination event under any of these derivative agreements occurs and the issuing entity owes the related derivative counterparty a large termination payment that is required to be paid pro rata with interest due to the related securities, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal, and the holders of all classes of securities may suffer a loss.
Your Securities Will Have Greater Risk if an Interest Rate Swap Agreement Terminates	If on any date a payment is due to the issuing entity under an interest rate swap agreement, but the related swap counterparty defaults and the administrator is unable to arrange for a replacement swap agreement, holders of the related securities would remain entitled to the established rate of interest and principal, even though the related swap agreement has terminated. If this occurs, amounts available to make payments on the related securities will be reduced to the extent the interest rates on those securities exceed the rates which the issuing entity would have been required to pay to the swap counterparty under the terminated interest rate swap agreement. In this event, the issuing entity may not have sufficient available funds on that or future distribution dates to make required payments of interest or principal to all classes of securities and you may suffer a loss.
Your Securities Will Have Greater Risk if a Currency Swap Agreement	To the extent ~~described~~specified in the related prospectus supplement, when a class of securities is to be denominated in a currency other than U.S.

27

Terminates

Dollars, the issuing entity will enter into one or more currency swap agreements with eligible swap counterparties to hedge against currency exchange and basis risks. The currency swap agreements will be intended to convert:

- principal and interest payments on the related class of securities from U.S. Dollars to the applicable currency; and

- the interest rate on the related class of securities from a LIBOR-based rate to a fixed or floating rate payable in the applicable currency.

Upon an early termination of any currency swap agreement, you cannot be certain that the issuing entity will be able to enter into a substitute currency swap agreement with similar currency exchange terms. If the issuing entity is not able to enter into a substitute currency swap agreement, there can be no assurance that the amount of credit enhancement will be sufficient to cover the currency risk and the basis risk associated with a class of securities denominated in a currency other than U.S. Dollars.

If any currency swap counterparty fails to perform its obligations or if the related currency swap agreement is terminated, the issuing entity will have to exchange U.S. Dollars for the applicable currency at an exchange rate that may not provide sufficient amounts to make payments of principal and interest to all of the securities in full, including as a result of the inability to exchange U.S. Dollar amounts then on deposit in any related accumulation account for the applicable currency. Moreover, there can be no assurance that the spread between LIBOR and any applicable non-U.S. Dollar currency index will not widen. As a result, if a currency swap agreement is terminated and the issuing entity is not able to enter into a substitute currency swap agreement, some or all of the securities of the issuing entity would bear the resulting currency risk and basis risk.

In addition, if a payment is due to the issuing entity under a currency swap agreement, a default by the related swap counterparty may reduce the amount of available funds for any collection period and thus

impede the issuing entity's ability to pay principal and interest on your class of securities.

The Rating of a Derivative Counterparty May Affect the Ratings of the Securities

If an issuing entity enters into a derivative agreement, the rating agencies that rate the issuing entity's securities will consider the provisions of the derivative agreement and the rating of the derivative counterparty in rating the securities. If a rating agency downgrades the debt rating of the derivative counterparty, it is also likely to downgrade the rating of the securities. Any downgrade in the rating of the securities could have severe adverse effects on their liquidity or market value.

The Indenture Trustee May Have Difficulty Liquidating Trust Student Loans after an Event of Default

Generally, if an event of default occurs under an indenture, the indenture trustee may sell the trust student loans, without the consent of the certificateholders. However, the indenture trustee may not be able to find a purchaser for the trust student loans in a timely manner or the market value of those loans may not be high enough to make securityholders whole, especially certificateholders.

The Federal Direct Student Loan Program Could Result in Reduced Revenues for the Master Servicer, the Subservicers and the Guarantors

The William D. Ford Federal Direct Student Loan Program ("**FDLP**"), established under the Higher Education Act, may result in reductions in the volume of loans made under FFELP. If so, the master servicer and the subservicers may experience increased costs due to reduced economies of scale. These cost increases could reduce the ability of each of the master servicer and the subservicers to satisfy its obligations to service the trust student loans. This increased competition from FDLP could also reduce revenues of the guarantors that would otherwise be available to pay claims on defaulted student loans. The level of demand currently existing in the secondary market for loans made under FFELP could be reduced, resulting in fewer potential buyers of the trust student loans and lower prices available in the secondary market for those loans. The Department of Education also has implemented a direct consolidation loan program, which may reduce the volume of loans outstanding under FFELP and result in prepayments of trust student loans.

Congressional Actions May Affect an

The Department of Education's authority to provide interest subsidies, special allowance payments and

Issuing Entity's Student Loan Portfolio

federal insurance for student loans originated under the Higher Education Act terminates on a date specified in the Higher Education Act. The provisions of the Higher Education Act governing FFELP are periodically amended and the Higher Education Act must be reauthorized by Congress every five years in order to prevent sunset of the Higher Education Act. While Congress has consistently extended the effective date of the Higher Education Act and FFELP, it may elect not to reauthorize the Department's ability to provide interest subsidies, special allowance payments and federal insurance for student loans. While this failure to reauthorize would not affect the trust student loans an issuing entity then owned, it would reduce the number of student loans available for purchase or acquisition in the future.

Congress periodically reviews the structure and levels of subsidies provided in FFELP as part of periodic reauthorization legislation and as part of the annual budget process. Federal budget legislation has in the past contained provisions that reduced payments made to lenders and other parties under FFELP to achieve reductions in federal spending. Future federal budget legislation may adversely affect subsidies and guarantee payments made by the Department of Education to the issuing entity on trust student loans after the effective date of such legislation, and the financial condition of the guarantors.

Congressional amendments to the Higher Education Act or other relevant federal laws, rules and regulations promulgated by the Department of Education in connection with reauthorization legislation or otherwise, may adversely impact holders of student loans. For example, from time to time changes have been proposed that would increase the consolidation loan rebate fees to be paid to the Department of Education, alter the rate of interest or special allowance paid on student loans, reduce the level of insurance provided by guarantors, reduce the level of reinsurance provided by the Department of Education, or change the servicing requirements for student loans. See "*Appendix A—Federal Family*

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Education Loan Program" in this prospectus.

The Use of Master Promissory Notes May Compromise the Indenture Trustee's Security Interest in the Trust Student Loans

Substantially all of the non-consolidation trust student loans will be evidenced by "master promissory notes" under FFELP. Under the Higher Education Act and applicable state law, an assignment of an ownership interest in such loans becomes effective against subsequent purchasers when the assignment is effective between the assignor and the assignee without any requirement for giving public notice of such assignment. Therefore, if any of the depositor or any seller has previously assigned an ownership interest in a loan to another person, that person will have an ownership interest that will be superior to the security interest of the indenture trustee. These promissory notes do not qualify for the special protections that state law provides for negotiable instruments, and therefore possession of these promissory notes by the indenture trustee or its agent will not protect the indenture trustee from the claims of a third person with a prior ownership interest. Each seller will represent that it has not assigned an ownership interest in any loans to any person other than the depositor, and the depositor will represent that it has not assigned an ownership interest in any loans to any person other than the issuing entity.

Withdrawal or Downgrade of Initial Ratings May Decrease the Prices of Your Securities

The related prospectus supplement will specify the required ratings for the securities. A security rating is not a recommendation to buy, sell or hold securities. Similar ratings on different types of securities do not necessarily mean the same thing. You should analyze the significance of each rating independently from any other rating. A rating agency may revise or withdraw its rating at any time if it believes circumstances have changed. A subsequent downward change in rating is likely to decrease the price a subsequent purchaser will be willing to pay for your securities.

RISKS RELATED TO AUCTION RATE SECURITIES

(If auction rate securities are offered in the related prospectus supplement, the following risk factors, among others, will apply. The related prospectus supplement will specify any additional risk factors relating to auction rate securities.)

The Interest Rates on Any Auction Rate Securities Are Subject to Limitations, Which Could Reduce Your Yield	The interest rates on auction rate securities may be limited by the maximum rate.
	If, for any accrual period, the maximum rate is less than the auction rate determined in accordance with the auction procedures, interest will be paid on the auction rate securities at the maximum rate even though there may be sufficient available funds to pay interest at the auction rate.
	For a distribution date on which the interest rate for a class of auction rate securities is equal to the student loan rate, the carryover amount will be the excess of
	• the lower of
	• the amount of interest at the auction rate determined pursuant to the auction procedures for the auction rate securities, and
	• the amount of interest at the maximum rate which would have been applied if the maximum rate had not been capped by the student loan rate,
	over
	• the student loan rate.
	This carryover amount will be allocated to the applicable securities on succeeding distribution dates, and paid on the succeeding distribution dates, only to the extent that there are funds available for that purpose and other conditions are met. It is possible that such carryover amount may never be paid. Any carryover amount not paid at the time of redemption of an auction rate security will be extinguished.
RISKS RELATED TO RESET RATE SECURITIES	**(*If reset rate securities are offered in the related prospectus supplement, the following risk factors, among others, will apply. The related prospectus supplement will specify any additional risk factors relating to reset rate securities.*)**
If a Currency Swap Agreement Terminates, Additional Interest Will Not Be Paid	To the extent ~~described~~specified in the related prospectus supplement, a currency swap agreement supporting payment of reset rate securities

denominated in a currency other than U.S. Dollars may provide for the payment to all reset rate securityholders of approximately two business days of interest at the applicable rate resulting from a required delay in the payment of reset date remarketing proceeds through Euroclear and Clearstream, Luxembourg. If a currency swap agreement is terminated, however, the issuing entity, in turn, will make payments in respect of those reset rate securities, but will not make payments for those additional days of interest resulting from the required delay in the payment of reset date remarketing proceeds through Euroclear and Clearstream, Luxembourg.

Even If You Do Not Receive Timely Notices, You Will Be Deemed to Have Tendered Your Reset Rate Securities

Unless notice of the exercise of the call option described in this prospectus has already been given, the administrator, not less than fifteen nor more than thirty calendar days prior to each remarketing terms determination date, will inform DTC, Euroclear and Clearstream, Luxembourg, as applicable, of the identity of the remarketing agents, whether (1) such class of securities will be subject to an automatic tender on the upcoming reset date unless a holder elects not to tender its reset rate securities by timely delivery of a hold notice, or (2) whether such class of securities is subject to mandatory tender by all of the holders regardless of any desire by any securityholders to retain their securities. The administrator also will request that DTC, Euroclear and Clearstream, Luxembourg, as applicable, notify its participants of the contents of such notice given to DTC, Euroclear and Clearstream, Luxembourg, as applicable, inform them of the notices to be given on the remarketing terms determination date and the spread determination date and the procedures that must be followed if any beneficial owner of reset rate securities wishes to retain its securities or inform them of any procedures to be followed in connection with a mandatory tender of such securities.

Due to the procedures used by the clearing agencies and the financial intermediaries, however, holders of beneficial interests in any class of reset rate securities may not receive timely notification of the reset terms for any reset date. Despite this potential delay in the

distribution of such notices by the related clearing agencies, even though you may not receive a copy of the notice to be delivered on the related remarketing terms determination date, you will be deemed to have tendered your class of reset rate securities unless the remarketing agents have received a hold notice, if applicable, from you on or prior to the related notice date. See "*Certain Information Regarding the Securities—Reset Rate Securities—Timeline*" in this prospectus for a chart describing the dates related to the entire remarketing process.

If Investments in an Accumulation Account Do Not Perform As Anticipated, Your Securities May Be Downgraded or You May Suffer a Loss

During any reset period when an accumulation account is being maintained for a class of reset rate securities, the administrator, on behalf of the issuing entity, will invest any funds on deposit in that accumulation account in eligible investments, as defined in the administration agreement. Eligible investments include, among other things, asset-backed securities and repurchase obligations under repurchase agreements entered into with respect to federally guaranteed student loans that are serviced by the master servicer or an affiliate thereof, that satisfy the applicable minimum rating requirements set by the applicable rating agencies and that have an expected maturity date at least one business day before the next reset date for the related class of reset rate securities.

There can be no assurance that these investments will not default or that they will always retain their initial ratings. Any downgrade in these investments would likely reduce the market value of such investments. In this event, if the administrator were to have the issuing entity sell such investments prior to their maturity, whether to minimize potential future losses or for any other reason, or if the indenture trustee were to liquidate such investments following an event of default and an acceleration of your securities, you may suffer a loss. Furthermore, there is no certainty that these investments will pay interest and principal at the rates, at the times or in the full amounts owed. As a result, it is possible that, absent sufficient cash flow from the assets of the issuing entity, other than the accumulation account, to offset these losses, you could suffer a loss on your

securities.

If Sums Are Deposited Into a Supplemental Interest Account or an Investment Reserve Account, Principal Payments to Subordinate Securityholders May Be Delayed, or Subordinate Securityholders May Suffer a Loss

On and after the date on which the senior securities have been paid in full, or on and after any earlier date described in the related prospectus supplement, your subordinate securities will be entitled to principal distributions. However, if amounts on deposit in an accumulation account for a class of reset rate securities bearing interest at a fixed rate become sufficiently large, it is possible that required deposits into the related supplemental interest account may result in a shortage of available funds, and principal would not be paid to you on that or succeeding distribution dates until there are sufficient available funds.

In addition, amounts required to be deposited into a related investment reserve account will be funded on each applicable distribution date, to the level necessary to satisfy the rating agency condition, subject to a maximum amount, prior to any distributions of principal to the subordinate securities. If there are insufficient available funds following any such deposit, principal payments to your subordinate securities may be delayed. In addition, if amounts withdrawn from the investment reserve account are insufficient to offset losses on eligible investments, and there are insufficient available funds to both replenish the related accumulation account and make payments of principal to the subordinate securityholders, you may suffer a loss.

If the Holder of the Call Option Exercises the Call Option, You May Not Be Able to Reinvest in a Comparable Security

JPMorgan Chase Bank will have, or may transfer to certain of its affiliates, the option to call, in full, any class of reset rate securities on each related reset date, even if you have delivered a hold notice. If this option is exercised, you will receive a payment of principal equal to the outstanding principal balance of your reset rate securities, less any amounts distributed to you by the issuing entity as a payment of principal on the related distribution date, plus all accrued and unpaid interest on such distribution date, but you may not be able to reinvest the proceeds you receive in a comparable security with an equivalent yield.

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If a Failed Remarketing Is Declared, You Will Be Required to Rely on a Sale Through the Secondary Market If You Wish to Sell Your Reset Rate Securities	In connection with the remarketing of your class of reset rate securities, if a failed remarketing is declared, your reset rate securities will not be sold even if you attempted or were required to tender them for remarketing. In this event you will be required to rely on a sale through the secondary market, which may not then exist for your class of reset rate securities, independent of the remarketing process.
If a Failed Remarketing Is Declared, the Failed Remarketing Rate You Will Receive May Be Less Than the Then-Prevailing Market Rate of Interest	If a failed remarketing is declared, your class of reset rate securities will become subject to the applicable failed remarketing rate. If your class is then denominated in U.S. Dollars, you will receive interest until the next reset date at the related failed remarketing rate of three-month LIBOR plus a related spread. If your class is then denominated in a non-U.S. Dollar currency, you will receive interest until the next reset date at the failed remarketing rate established on the related spread determination date, which will always be a floating rate of interest, or at the related initial failed remarketing rate established for your class of reset rate securities on the closing date, as described in the related prospectus supplement. The failed remarketing rate may differ significantly from the rate of interest you received during any previous reset period, which may have been at a fixed rate or based on an index different than three-month LIBOR or the applicable index established on the spread determination date, or on the related closing date, as applicable, with respect a class of reset rate securities. There can be no assurance that the failed remarketing rate will always be at least as high as the prevailing market rate of interest for similar securities and you may suffer a loss in yield.

DEFINED TERMS

In later sections of this prospectus, some terms that are used are defined in the Glossary at the end of this prospectus. The Index of Defined Terms gives the location of other definitions contained within the text of this prospectus.

THE DEPOSITOR

Collegiate Funding of Delaware, L.L.C. is the depositor. The depositor was organized in the State of Delaware on November 7, 2001 as a limited liability company. CFS LLC, an affiliate of the sponsor, is the sole economic member of Collegiate Funding of Delaware, L.L.C. The depositor was organized for limited purposes, which include purchasing student loans from the sellers, transferring student loans to the issuing entities and other incidental and related activities. Its principal executive offices are located at 10304 Spotsylvania Avenue, Suite 100, Fredericksburg, Virginia 22408. Its telephone number is (540) 374-1600.

The depositor has taken steps intended to prevent any application for relief by CFS LLC, as the sole economic member of the depositor, under any bankruptcy law from resulting in consolidation of the depositor's assets and liabilities with those of CFS LLC or any other affiliate of JPMorgan Chase Bank. These steps include the following:

- The depositor's operating agreement contains limitations including:

  - restrictions on the nature of its business; and

  - a restriction on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of all of its members, including the vote of two independent managers not affiliated with any JPMorgan Chase Entity.

- The depositor will maintain its separate limited liability company identity by:

  - maintaining records and books of accounts separate from those of its sole economic member or any other entity;

  - refraining from commingling its assets with the assets of any other entity; and

  - refraining from holding out its credit or assets as being available to satisfy the obligations of others.

The depositor's obligations after issuance of a series of securities include the transfer of any trust student loans to the related issuing entity that are to be acquired by the issuing entity with amounts on deposit in any prefunding account, supplemental purchase account and/or consolidation loan add-on account and delivery of certain related documents and instruments, reacquiring trust student loans in the event of certain breaches of representations or warranties made by the depositor and maintaining the indenture trustee's first priority perfected security interest in the assets of the related issuing entity.

THE ISSUING ENTITIES

The depositor will establish a separate issuing entity, in the form of a Delaware statutory trust, for each series of securities. Each trust will be formed under a trust agreement. It will perform only the following activities:

- acquire, hold, sell and manage trust student loans, other trust assets and related proceeds;

- enter into one or more derivative agreements, from time to time;

- issue the securities;

- make payments on the securities; and

- engage in other incidental or related activities.

No issuing entity may issue securities other than the notes and the certificates as described in this prospectus. Other than issuing the securities, no issuing entity will be permitted to borrow money or make loans to any other person.

Each issuing entity will have only nominal initial capital. On behalf of each issuing entity, the owner trustee will use the proceeds from the sale of the related securities to acquire the trust student loans.

Following the acquisition of the trust student loans, the assets of the issuing entity will include:

- the trust student loans, legal title to which the eligible lender trustee will hold;

- all funds collected on the trust student loans on or after the date as specified in the related prospectus supplement, including any guarantor and Department of Education payments;

- all moneys and investments on deposit in the collection account, any reserve account, any prefunding account, any supplemental purchase account, any consolidation loan add-on account and any other trust accounts or any other form of credit enhancement (deposit in any account may be invested in Eligible Investments as permitted by the related indenture or administration agreement);

- all applicable rights under each applicable derivative agreement then in effect;

- rights under the related transfer and servicing agreements, including the right to require the sellers, the depositor or the master servicer to reacquire or purchase trust student loans from it or to substitute student loans under some conditions;

- rights under the guarantee agreements with guarantors; and

- rights under any credit enhancement agreements.

The issuing entities will not own assets other than as specified in the related prospectus supplement. The fiscal year of each issuing entity will be the calendar year.

Each issuing entity and its assets (other than the trust student loans) will be administered by the administrator pursuant to the administration agreement. The master servicer and the subservicers will be responsible for the administration of the trust student loans pursuant to the master servicing agreement and the related subservicing agreements. See "*Servicing and Administration*" in this prospectus.

The certificates will represent beneficial ownership of the assets of the issuing entity and the notes will represent indebtedness of the issuing entity secured by its assets. To facilitate servicing and to minimize administrative burden and expense, the master servicer will, directly or through the subservicers or third party sub-custodians, retain possession of the promissory notes and other documents related to the trust student loans (or, if applicable, third party loan origination service providers, which may include guarantors and/or referral agents that have institutional electronic signature processes, will retain an authenticated original electronic record of the electronically signed master promissory note or promissory note) as custodian for the issuing entity and the eligible lender trustee.

The sections "*Transfer and Servicing Agreements*," "*Servicing and Administration*" and "*Description of the Notes*" in this prospectus contain descriptions of the material provisions of the Transaction Documents. The related prospectus supplement may also contain additional information regarding other material provisions of the Transaction Documents.

THE SELLERS

JPMorgan Chase Bank (and/or other sellers affiliated with JPMorgan Chase Bank as specified in the related prospectus supplement) will ~~transfer~~sell the trust student loans to the depositor.

See "*The Master Servicer, the Administrator and the Sponsor*" and "*The Student Loan Financing Business of JPMorgan Chase Bank*" in this prospectus for information about JPMorgan Chase Bank.

THE ORIGINATORS

The depositor anticipates that a majority of the trust student loans will be originated by JPMorgan Chase Bank or one or more of its affiliates. However, the identity of the actual originator of any particular student loan is not material, as the requisite underwriting criteria are in all cases prescribed by provisions of the Higher Education Act. In addition, to the extent student loans are purchased in secondary market transactions, the identities of the related originators may not always be available.

THE MASTER SERVICER, THE ADMINISTRATOR AND THE SPONSOR

JPMorgan Chase Bank, a wholly-owned subsidiary of JPMorgan Chase & Co., is chartered as a national bank. It is a commercial bank offering a wide range of banking services to its customers, both domestically and internationally. JPMorgan Chase Bank is subject to

regulation and supervision by the Office of the Comptroller of the Currency. The main office of JPMorgan Chase Bank is located at 1111 Polaris Parkway, Columbus, Ohio 43240, and its telephone number is (800) 992-7169.

JPMorgan Chase Bank is the product of numerous mergers and acquisitions. Most recently, Bank One, N.A. merged into JPMorgan Chase Bank in November 2004 with JPMorgan Chase Bank as the surviving entity. JPMorgan Chase Bank and its predecessors and affiliates have been engaged in the securitization of financial assets since 1989. JPMorgan Chase Bank and its predecessors and affiliates have been involved with the origination and securitization of many different classes of financial assets in both the public and private markets. They have also acted as trustee, paying agent, underwriter, dealer and servicer in many different types of securitization transactions.

JPMorgan Chase Bank is currently an active participant in the securitization markets in the United States. It primarily sponsors securitization programs for credit card receivables, motor vehicle loans and residential and commercial mortgages. In 200[ ], JPMorgan Chase Bank and its affiliates securitized approximately $[ ] billion of residential mortgage loans, $[ ] billion of credit card loans and $[ ] billion of automobile loans.

JPMorgan Chase Bank and its affiliates have diverse funding sources. A major source of liquidity for JPMorgan Chase Bank is provided by its large core deposit base. It engages in securitization for liquidity and balance sheet management purposes.

Before March 2005, JPMorgan Chase Bank generally sold the student loans it originated pursuant to pre-existing contractual arrangements requiring the sale of virtually all of its FFELP loan originations to unaffiliated third parties. By March 2005, these contractual arrangements were either terminated or amended so as to enable JPMorgan Chase Bank to begin to retain its FFELP loan originations. In March 2006, JPMorgan Chase Bank completed the acquisition of Collegiate Funding Services Inc. ("**CFS Inc.**").

CFS Inc. sponsored its first student loan securitization transaction in 2001. Through December 31, 2005, CFS Inc. has sponsored seven student loan securitization transactions with an aggregate issuance of approximately $6.7 billion through both public offerings and private placements.

JPMorgan Chase Bank will be the sponsor that initiates and organizes the issuance of securities by each issuing entity. It will be responsible for pooling the trust student loans and structuring each securitization transaction and will select other transaction participants. It will pay the costs of forming each issuing entity, the legal fees of certain of the transaction participants, the rating agency fees for rating the rated securities issued by each issuing entity and other transaction costs.

JPMorgan Chase Bank will be responsible for servicing the trust student loans on behalf of each issuing entity as master servicer. As master servicer, JPMorgan Chase Bank may delegate or subcontract its duties to subservicers, but no delegation or subcontract will relieve the master servicer of liability under the master servicing agreement. JPMorgan Chase Bank will be

responsible for managing the relationships with any subservicers performing servicing activities on behalf of the issuing entity.

JPMorgan Chase Bank is responsible for managing the servicing of all of the student loans owned by JPMorgan Chase Bank and its affiliates. JPMorgan Chase Bank carries out this servicing management responsibility from its main office as well as local offices around the country.

JPMorgan Chase Bank will act as administrator for each issuing entity.

See "*The Student Loan Financing Business of JPMorgan Chase Bank*" in this prospectus for more information regarding the student loan business of JPMorgan Chase Bank.

INDENTURE TRUSTEE

The indenture trustee for an issuing entity will be the bank or trust company specified in the related prospectus supplement.

The liability of the indenture trustee in connection with the issuance and sale of any securities will consist solely of its express obligations under the related indenture and other Transaction Documents. The administrator will indemnify and reimburse the indenture trustee for any loss, liability or expense (including reasonable attorneys' fees) incurred by the indenture trustee in connection with the performance of its duties under the related indenture and other Transaction Documents, unless incurred as a result of the indenture trustee's own willful misconduct, negligence or bad faith.

An indenture trustee may resign at any time. The ~~owner trustee may also~~issuing entity shall remove an indenture trustee if the indenture trustee becomes insolvent or ceases to be eligible to continue as indenture trustee. In either case, the ~~owner trustee~~issuing entity must appoint a successor. The resignation or removal of an indenture trustee and appointment of a successor will become effective only when a successor accepts its appointment. ~~To the extent expenses incurred in connection with the replacement of the indenture trustee are not paid by the predecessor indenture trustee or by the applicable successor indenture trustee, the administrator will be responsible for the payment of such expenses.~~

The related prospectus supplement will specify the principal office of the indenture trustee.

ELIGIBLE LENDER TRUSTEE

The eligible lender trustee for an issuing entity will be the bank or trust company specified in the related prospectus supplement. It will acquire legal title to all trust student loans on behalf of that issuing entity and will be a party to a guarantee agreement with each of the guarantors of those loans. The eligible lender trustee must qualify as an eligible lender under the Higher Education Act and the guarantee agreements.

The liability of the eligible lender trustee in connection with the issuance and sale of any securities will consist solely of its express obligations under the interim eligible lender trustee

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agreement, the eligible lender trustee agreement and other Transaction Documents. The administrator will indemnify and reimburse the eligible lender trustee for any loss, liability or expense (including reasonable attorneys' fees) incurred by the eligible lender trustee in connection with the performance of its duties under the interim eligible lender trustee agreement, the eligible lender trustee agreement and other Transaction Documents, unless incurred as a result of the eligible lender trustee's own willful misconduct, negligence or bad faith.

An eligible lender trustee may resign at any time. The administrator may also remove an eligible lender trustee if the eligible lender trustee becomes insolvent or ceases to be eligible to continue as eligible lender trustee. In either case, the administrator must appoint a successor. The resignation or removal of an eligible lender trustee and appointment of a successor will become effective only when a successor accepts its appointment. ~~To the extent expenses incurred in connection with the replacement of the eligible lender trustee are not paid by the predecessor eligible lender trustee or by the applicable successor eligible lender trustee, the administrator will be responsible for the payment of such expenses.~~

The related prospectus supplement will specify the principal office of the eligible lender trustee.

OWNER TRUSTEE

The owner trustee for an issuing entity will be the bank or trust company specified in the related prospectus supplement.

Except as specifically delegated to the administrator in the administration agreement, the owner trustee will execute and deliver all agreements required to be entered into on behalf of the related issuing entity.

The liability of the owner trustee in connection with the issuance and sale of any securities will consist solely of its express obligations under the trust agreement and other Transaction Documents. The administrator will indemnify and reimburse the owner trustee for any loss, liability or expense (including reasonable attorneys' fees) incurred by the owner trustee in connection with the performance of its duties under the trust agreement and other Transaction Documents, unless incurred as a result of the owner trustee's own willful misconduct, negligence or bad faith.

An owner trustee may resign at any time. The administrator may also remove an owner trustee if the owner trustee becomes insolvent or ceases to be eligible to continue as owner trustee. In either case, the administrator must appoint a successor. The resignation or removal of an owner trustee and appointment of a successor will become effective only when a successor accepts its appointment. ~~To the extent expenses incurred in connection with the replacement of the owner trustee are not paid by the predecessor owner trustee or by the applicable successor owner trustee, the administrator will be responsible for the payment of such expenses.~~

The related prospectus supplement will specify the principal office of the owner trustee.

OTHER PARTIES

Any subservicer, any calculation agent and any paying agent for any issuing entity will be described in the related prospectus supplement.

USE OF PROCEEDS

On the closing date specified in the related prospectus supplement, the issuing entity will acquire student loans from the depositor and make an initial deposit, if specified in the related prospectus supplement, into the collection account, any reserve account, any capitalized interest account, any prefunding account, any consolidation loan add-on account, any cash collateralization account and any other trust account with the net proceeds of sale of the securities. The issuing entity may also apply the net proceeds for other purposes to the extent ~~described~~specified in the related prospectus supplement. The depositor will use the money it receives for general company purposes, including purchasing the trust student loans and acquiring any credit or cash flow enhancement specified in the related prospectus supplement.

THE STUDENT LOAN POOLS

General Information about the Pool

The depositor will acquire the trust student loans from the sellers described in the related prospectus supplement from the portfolio of student loans held by such sellers. The trust student loans must meet several criteria, including:

- each loan is guaranteed as to a percentage of principal and interest by a guarantor and is reinsured by the Department of Education under FFELP;

- each loan was originated in the United States, its territories or its possessions in accordance with FFELP;

- each loan contains terms required by FFELP and the applicable guarantee agreements;

- each loan provides for periodic payments that will fully amortize the amount financed over its term to maturity, exclusive of any deferment or forbearance periods; and

- each loan satisfies any other criteria described in the related prospectus supplement.

The related prospectus supplement will provide information about the trust student loans in the related issuing entity, including:

- the composition and size of the pool;

- the distribution of the pool by loan type, payment status, interest rate basis and remaining term to maturity;

- the borrowers' states of residence; and

- the percentages of the trust student loans guaranteed by the applicable guarantors.

Static Pool Data

If specified in the related prospectus supplement, static pool data with respect to the delinquency, cumulative losses and prepayments for ~~the trusts formed by the depositor, or any other affiliated entity specified in the related prospectus supplement,~~securitizations of student loans sponsored by JPMorgan Chase Bank will be made available through a website and the related prospectus supplement will contain the website address for obtaining this information. Except as stated below, the static pool data provided through any website will be deemed part of this prospectus and the registration statement of which this prospectus is a part from the date of the related prospectus supplement.

Notwithstanding the foregoing, the following information will not be deemed part of any prospectus supplement, this prospectus or the registration statement of which this prospectus is a part:

- information regarding prior securitized pools of student loans ~~sold to issuing entities that were formed by the depositor~~of the sponsor before January 1, 2006; and

- with respect to information regarding the pool of student loans described in the related prospectus supplement, information about such pool for periods before January 1, 2006.

Copies of the static pool data presented on the website and deemed part of this prospectus may be obtained upon written request by the securityholders of the related series at the address specified in the related prospectus supplement.

Static pool data may also be provided in the related prospectus supplement or may be provided in the form of a CD-ROM accompanying the related prospectus supplement. The related prospectus supplement will specify how the static pool data will be presented.

THE STUDENT LOAN FINANCING BUSINESS OF JPMORGAN CHASE BANK

JPMorgan Chase Bank and its affiliates are engaged in the student loan financing business. JPMorgan Chase Bank, directly or through its affiliates, originates and services student loans insured under various federally sponsored programs for itself, as well as, to a lesser extent, for unaffiliated third parties. "*Appendix A—Federal Family Education Loan Program*" to this prospectus describes these federally sponsored programs and is hereby incorporated into this prospectus.

Loan Originations

JPMorgan Chase Entities are currently eligible to make FFELP loans, all of which are insured by guarantors and reinsured by the Department of Education, including: the subsidized

federal Stafford Loans, unsubsidized federal Stafford Loans, PLUS Loans, and federal consolidation loans. Subsidized federal Stafford Loans are generally made to students who pass certain need criteria. Unsubsidized federal Stafford Loans are not need based. They are designed for students who do not qualify for subsidized federal Stafford Loans, who qualify for less than the maximum federal subsidized Stafford Loan, or whose need exceeds the basic subsidized Stafford Loan limit. PLUS Loans are made to parents of students who are dependents and, since July 2006, to qualifying graduate and professional students. The federal consolidation loan program allows multiple federal loans, including those of both FFELP and FDLP, to be combined into one single aggregate insured loan. Consolidation loans may include government-guaranteed loans formerly held by other lenders. Prior to consolidation, any loan balances that are not already owned by a JPMorgan Chase Entity are repaid, and the principal amount of the repaid loan is added to the consolidation loan. A consolidation loan is allowed an extended repayment term of up to 30 years, depending on the student loan balance.

The student loan volume of JPMorgan Chase Entities primarily results from their marketing efforts, repeat borrowers and third party referral/affinity arrangements.

A student must attend an eligible educational institution in order to participate in FFELP. Eligible educational institutions can be divided into three categories: four-year colleges and universities, two-year institutions and proprietary (vocational) schools. In addition to other criteria, school eligibility is determined by the default rate on guaranteed loans to its students. Under the Higher Education Act, eligible lenders, subject to certain restrictions, may choose not to make loans to students attending certain schools, defined by school type, geographic location or default experience.

Origination Process

The Higher Education Act specifies rules regarding loan origination practices, which lenders must comply with in order for their loans to be guaranteed and to be eligible to receive federal interest subsidies or other federal assistance. Lenders are prohibited from offering points, premiums, payments or other inducements, directly or indirectly, to any educational institution, guarantor or individual in order to obtain loan applicants, and no lender may conduct unsolicited mailings of student loan applications to students who have not previously received student loans from that lender, or to parents of such students.

With respect to Stafford Loans and PLUS Loans, the borrower completes a master promissory note and the school completes an associated loan certification. Master promissory notes and school certifications are sent either to JPMorgan Chase Bank, another JPMorgan Chase Entity or to a processing agent acting on the lender's behalf, which may be a subservicer, guarantor, or other loan processing entity. The student loan application process is either completed online through the website of the lender or of a processing agent acting on the lender's behalf, or through submission of a paper application to JPMorgan Chase Bank, another JPMorgan Chase Entity or a processing agent acting on the lender's behalf. JPMorgan Chase Bank, the relevant JPMorgan Chase Entity or its agent reviews each master promissory note to confirm its completeness, that the applicant is an eligible student and that such student loan complies with certain other conditions of FFELP. Both the guarantor (whether it is acting as a processing agent or not) and JPMorgan Chase Bank or the relevant JPMorgan Chase Entity must

approve the student loan request. Upon the guarantor's approval, the guarantor sends a notice of guarantee to JPMorgan Chase Bank, the relevant JPMorgan Chase Entity or a processing agent acting on the lender's behalf (if different than the guarantor). After receiving the notice of guarantee, JPMorgan Chase Bank or the relevant JPMorgan Chase Entity causes the proceeds of the student loan to be disbursed directly to the school and sends a disclosure statement to the borrower confirming the terms of the student loan. JPMorgan Chase Bank and other JPMorgan Chase Entities also originate student loans under "blanket guarantee" agreements with certain guarantors, under which JPMorgan Chase Bank or the relevant JPMorgan Chase Entity is eligible to secure and retain guarantees on certain loan originations without having to obtain guarantor approval on each individual loan prior to loan funding.

For consolidation loans, the borrower completes a combined application/promissory note and sends it either to JPMorgan Chase Bank, another JPMorgan Chase Entity or its processing agent. JPMorgan Chase Bank, such other JPMorgan Chase Entity or its processing agent obtains certifications from the lenders of the student loans to be consolidated. After the application/promissory note and certifications are reviewed to confirm that the borrower is eligible for a consolidation loan, the student loan is approved and JPMorgan Chase Bank or such other JPMorgan Chase Entity causes the proceeds of such consolidation loan to be disbursed to each lender of the student loans being consolidated in amounts sufficient to retire each of such student loans. JPMorgan Chase Bank or such other JPMorgan Chase Entity also causes a disclosure to be sent to the borrower confirming the terms of the consolidation loan. JPMorgan Chase Bank or other JPMorgan Chase Entities originate consolidation loans through comprehensive certificates of insurance with guarantors, under which JPMorgan Chase Bank or another JPMorgan Chase Entity is eligible to secure and retain guarantees on such student loans without having to obtain guarantor approval on each individual loan.

Loan Purchase

From time to time, JPMorgan Chase Bank or other JPMorgan Chase Entities may purchase FFELP loans on a spot basis from an unrelated entity that qualifies as an "eligible lender" under FFELP. In addition, JPMorgan Chase Bank may purchase student loans over a specified period of time pursuant to commitment contracts with other lenders. In conjunction with commitment contracts, JPMorgan Chase Bank may provide the other lenders with operational support in the form of its student loan origination and interim servicing system.

Servicing

Once student loans are originated or acquired, they are serviced by JPMorgan Chase Bank, other JPMorgan Chase Entities or third party servicers. All servicing by third party servicers is performed under contractual agreements with JPMorgan Chase Bank and other JPMorgan Chase Entities.

The Department of Education and the various guarantors prescribe rules and regulations which govern the servicing of federally insured student loans. These rules and regulations include specific procedures for contacting delinquent borrowers, locating borrowers who can no longer be contacted at their documented address or telephone number, and filing claims for

reimbursement on student loans in default. Payments under a guarantor's guarantee agreement require strict adherence to these stated due diligence and collection procedures.

Regulations require that collection efforts commence within 15 days of any delinquency and continue for the period of delinquency until the student loan is deemed to be in default status. During the delinquency period, the holder of the student loan must diligently attempt to contact the borrower, in writing and by telephone, at specified intervals. Most FFELP loans are considered to be in default when they are more than 270 days delinquent.

A guarantor may reject any claim for payment under a guarantee agreement if the specified due diligence and collection procedures required by that guarantee agreement have not been strictly followed and documented or if the claim is not timely filed. Minor errors in due diligence may result in the imposition of interest penalties, rather than a complete loss of the guarantee. In instances in which a claim for payment under a guarantee agreement is denied due to servicing or claim-filing errors, the guaranteed status of the affected student loans may be reinstated by following specified procedures, called "curing the defect." Interest penalties are commonly incurred on loans that are cured.

The internal procedures of JPMorgan Chase Bank, on its own behalf and on behalf of other JPMorgan Chase Entities, support compliance with existing Department of Education and guarantor regulations and reporting requirements, and provide high quality service to borrowers. JPMorgan Chase Bank also requires its third party servicers to maintain operating procedures which comply with applicable Department of Education and guarantor regulations and reporting requirements, and periodically reviews certain operations for compliance.

Consolidation/Repayment Programs

Consolidation and repayment programs made available by JPMorgan Chase Bank and other JPMorgan Chase Entities to student loan borrowers will continue to be made available to borrowers with trust student loans. JPMorgan Chase Bank and other JPMorgan Chase Entities currently participate in the consolidation loan program. Therefore, the transfer and servicing agreements will permit the related seller to purchase student loans from the issuing entity to effect consolidations at the request of borrowers. See "*Appendix A—Federal Family Education Loan Program—Consolidation Loan Program*" in this prospectus.

In addition, JPMorgan Chase Bank and other JPMorgan Chase Entities may offer some borrowers loan repayment terms that do not provide for level payments over the repayment term of the student loan. For example, under a typical graduated repayment program, some student loans provide for an "interest-only" period. During this interest-only period, the borrower is required to make payment of accrued interest only. No payment of the principal of the student loan is required. At the conclusion of the interest-only period, the student loan must be amortized through level payments over the remaining term.

In other cases, JPMorgan Chase Bank and other JPMorgan Chase Entities offer borrowers a "graduated phased-in" amortization of the principal of the student loans. For these loans, a greater portion of the principal amortization of the student loan occurs in the later stages of the student loan than would be the case if amortization were on a level payment basis.

JPMorgan Chase Bank and other JPMorgan Chase Entities may also offer various income-sensitive repayment plans under which repayments are adjusted annually based on the borrower's income. Under these plans, ultimate repayment may be delayed up to an additional five years due to the granting of forbearance.

Incentive Programs

JPMorgan Chase Bank and other JPMorgan Chase Entities have offered, and intend to continue to offer, various incentive programs to student loan borrowers. Some of the programs that may apply to student loans owned by the issuing entities are:

- Interest rate reductions after a borrower makes a given number of consecutive on-time payments.

- Money back or a reduction in principal after a borrower makes a given number of consecutive on-time payments.

- Interest rate reductions for use of auto debit by a borrower to make his or her student loan payments.

It is uncertain how many borrowers will participate in these programs. These programs may be ~~terminated or replaced~~modified from time to time ~~by a program with different features.~~. More specific details, if any, with respect to incentive programs and borrower benefits applicable to the trust student loans will be set forth in the related prospectus supplement.

TRANSFER AND SERVICING AGREEMENTS

The following is a summary of the material terms of the transfer agreements under which the issuing entities will acquire student loans from the depositor and the purchase agreements under which the depositor will acquire the trust student loans from the sellers specified in the related prospectus supplement. Forms of the transfer agreement and purchase agreements have been filed as exhibits to the registration statement of which this prospectus is a part. The purchase agreements, the transfer agreement, the master servicing agreement, the subservicing agreements and the administration agreement for an issuing entity are sometimes referred to in this prospectus collectively as the "**transfer and servicing agreements**." This summary does not cover every detail of these agreements, and it is subject to all of the provisions of the transfer and servicing agreements.

Purchase of Student Loans by the Depositor; Representations and Warranties of the Sellers

On the closing date, each seller will sell to the depositor, without recourse, its entire interest in the trust student loans and all collections received after the cutoff date specified in the related prospectus supplement. Each trust student loan purchased under each such purchase agreement will be identified in an exhibit to the relevant purchase agreement.

In each purchase agreement, each seller will make representations and warranties concerning the trust student loans being sold by it. These include, among other things, that:

- each trust student loan is ~~enforceable~~in full force and effect and free and clear of all security interests and other encumbrances and no offsets, defenses or counterclaims have been asserted or threatened by the respective obligor;

- the information provided by the seller about the trust student loans is true and correct as of the cutoff date;

- each trust student loan complies in all material respects with applicable federal and state laws and applicable restrictions imposed by FFELP or under any guarantee agreement; and

- each trust student loan is guaranteed by the applicable guarantor.

Upon notice of a breach of any representation or warranty made by a seller that has a ~~materially~~material adverse effect on the depositor or the issuing entity, such seller will reacquire the affected trust student loan unless the breach is cured within the applicable cure period specified in the related prospectus supplement. However, any breach that relates to compliance with the Higher Education Act or the requirements of the applicable guarantor that does not affect that guarantor's obligation to guarantee payment of a trust student loan will not be considered to have a material adverse effect. Alternatively, rather than reacquiring the trust student loan, the affected seller may substitute Qualified Substitute Student Loans for that loan. In addition, the affected seller will have an obligation to reimburse the depositor:

- for any shortfall between:

  - the Purchase Amount of the Qualified Substitute Student Loans, and

  - the Purchase Amount of the trust student loan being replaced thereby; plus

- for any accrued interest amounts not guaranteed by, or that are required to be refunded to, a guarantor and any interest subsidy payments or special allowance payments lost as a result of the breach.

Any required reacquisition or substitution and reimbursement will occur on the last day of the next collection period ending after the applicable cure period has expired.

The reacquisition or substitution and reimbursement obligations of each seller constitute the sole remedy available to the depositor for any uncured breach. The reacquisition or substitution and reimbursement obligations of each seller are contractual obligations that the depositor or issuing entity may enforce against the relevant seller but the breach of these obligations will not constitute an event of default under the indenture. In cases where the obligations which the depositor or the issuing entity is seeking to enforce are based on a violation of the Higher Education Act, a final and binding determination by the Department of Education that the Higher Education Act has been violated or that a student loan is no longer insured because of a violation of the Higher Education Act may be required prior to the depositor or the issuing entity's being able to enforce the reacquisition or substitution and reimbursement obligations of such seller.

Transfer of Student Loans to the Issuing Entity; Representations and Warranties of the Depositor

On the closing date, the depositor will contribute or sell to the eligible lender trustee, on behalf of the issuing entity, without recourse, its entire interest in the trust student loans acquired by the depositor from the sellers. Each trust student loan acquired by the issuing entity will be identified in an exhibit to the relevant transfer agreement. Concurrently with that contribution or sale, the issuing entity will issue the notes and the certificates, if any. The issuing entity will transfer the net proceeds from the sale of the notes and the certificates, if any, to the depositor.

In each transfer agreement, the depositor will make representations and warranties concerning the trust student loans to the related issuing entity that are substantially the same as those made by each seller to the depositor.

Upon notice of a breach of any representation or warranty made by the depositor that has a ~~materially~~material adverse effect on the issuing entity, the depositor will have reacquisition or substitution and reimbursement obligations that are substantially the same as those of the sellers.

The reacquisition or substitution and reimbursement obligations of the depositor will constitute the sole remedy available to the securityholders for any uncured breach. The depositor's reacquisition or substitution and reimbursement obligations are contractual obligations that the issuing entity may enforce against the depositor, but the breach of these obligations will not constitute an event of default under the indenture. In cases where the obligations which the issuing entity is seeking to enforce are based on a violation of the Higher Education Act, a final and binding determination by the Department of Education that the Higher Education Act has been violated or that a loan is no longer insured because of a violation of the Higher Education Act may be required prior to the issuing entity's being able to enforce the reacquisition or substitution and reimbursement obligations of the depositor.

Additional Fundings

Prefunding. The related prospectus supplement will indicate whether a prefunding account will exist for a particular issuing entity. The related prospectus supplement will also indicate:

- the amount in the prefunding account on the closing date, which will not exceed 50% of the net proceeds of the offering of the related series of securities; provided, however, that to the extent that a supplemental purchase account, prefunding account and/or consolidation loan add-on account have been established with respect to a series of securities, the aggregate amounts on deposit in such accounts will not be greater than 50% of the net proceeds of the offering of the related series of securities,

- the length of the prefunding period, which will not extend for more than one year from the date of issuance of the related series of securities, and

- the uses to which the funds in the prefunding account ~~can~~may be applied and the conditions to the application of those funds.

If the prefunding amount has not been fully applied to purchase additional student loans by the last day of the prefunding period, the securityholders will receive any remaining amounts.

The requisite underwriting criteria related to the additional student loans ~~will have the same general character as the original trust student loans in the related pool.~~in the prefunding period are in all cases prescribed by the provisions of the Higher Education Act. Information with respect to the additional student loans eligible to be acquired by the related issuing entity in the prefunding period, including any differences from the criteria used to select the trust student loans acquired on the closing date, will be set forth in the related prospectus supplement.

Supplemental Purchase Period. The related prospectus supplement will indicate whether a supplemental purchase account will exist for a particular issuing entity ~~as a component of prefunding.~~.

The related prospectus supplement will also indicate:

- the amount in the supplemental purchase account on the closing date, which will not exceed 50% of the net proceeds of the offering of the related series of securities; provided, however, that to the extent that a supplemental purchase account, prefunding account and/or consolidation loan add-on account have been established with respect to a series of securities, the aggregate amounts on deposit in such accounts will not be greater than 50% of the net proceeds of the offering of the related series of securities,

- the length of the supplemental purchase period, and

- the uses to which the funds in the supplemental purchase account ~~can~~may be applied and the conditions to the application of those funds.

During the supplemental purchase period, the issuing entity will use amounts on deposit in the supplemental purchase account to purchase additional student loans so that the total amount of trust student loans, after giving effect to the additional student loans purchased during the supplemental purchase period, will be approximately equal to the amount of trust student loans on the statistical cutoff date.

The requisite underwriting criteria related to the additional student loans ~~will have the same general character as the original trust student loans in the related pool.~~in the supplemental purchase period are in all cases prescribed by the provisions of the Higher Education Act. Information with respect to the additional student loans eligible to be acquired by the related issuing entity in the supplemental purchase period, including any differences from the criteria used to select the trust student loans acquired on the closing date, will be set forth in the related prospectus supplement.

Revolving Period. The related prospectus supplement will indicate whether there is a revolving period for a particular issuing entity to acquire additional student loans with the cash

flows from the related pool of trust student loans. The related prospectus supplement will also indicate:

- the length of the revolving period, which will not extend for more than three years from the date of issuance of the related series,

- the maximum amount of additional assets that may be acquired during the revolving period,

- the percentage of the asset pool represented by the amount of additional assets acquired during the revolving period, and

- the use to which such cash flows ~~can~~may be applied and the conditions to the application of those cash flows.

The requisite underwriting criteria related to the additional student loans ~~will have the same general character as the original trust student loans in the related pool.~~in the revolving period are in all cases prescribed by the provisions of the Higher Education Act. Information with respect to the additional student loans eligible to be acquired by the related issuing entity in the revolving period, including any differences from the criteria used to select the trust student loans acquired on the closing date, will be set forth in the related prospectus supplement.

Consolidation Loan Add-on Period. With respect to issuing entities where the trust student loans contain consolidation loans, the related prospectus supplement will indicate whether a consolidation loan add-on account will exist for that particular issuing entity ~~as a component of prefunding~~. The related prospectus supplement will also indicate:

- the amount in the consolidation loan add-on account on the closing date, which will not exceed 50% of the net proceeds of the offering of the related series of securities; provided, however, that to the extent that a supplemental purchase account, prefunding account and/or consolidation loan add-on account have been established with respect to a series of securities, the aggregate amounts on deposit in such accounts will not be greater than 50% of the net proceeds of the offering of the related series of securities,

- the length of the prefunding period (not to exceed the lesser of (A) the maximum number of days from the closing date during which borrowers may add additional student loans to an existing consolidation loan pursuant to the terms of the Higher Education Act, or (B) the maximum permitted prefunding period), and

- the uses to which the funds in the consolidation loan add-on account ~~can~~may be applied and the conditions to the application of those funds.

Custodian of Promissory Notes

To ensure uniform quality in servicing and to reduce administrative costs, the master servicer will act, directly or through the subservicers or third party sub-custodians on behalf of

the master servicer for the benefit of the issuing entity and the indenture trustee, as custodian of the promissory notes, in physical or electronic form, through its own, the subservicers' or the third party sub-custodians' facilities, representing the trust student loans, and in the case of a subservicer, the student loans that it is servicing, and any other related documents; provided, however, that in the case of electronically signed promissory notes, a custodian may not be utilized if custody is not necessary for perfection of a security interest in the notes under the UCC.

The records of the depositor, the master servicer and the subservicers will reflect the sale and transfer by the sellers of the trust student loans to the depositor and their subsequent assignment by the depositor to the issuing entity. UCC financing statements reflecting the assignments will be filed. The depositor or the master servicer (or the related subservicer on its behalf) will be responsible for maintaining such perfected security interest through the filing of continuation statements or amended financing statements, as applicable.

Amendments to Transfer and Servicing Agreements

Except as otherwise specified in the related prospectus supplement, the parties to the transfer and servicing agreements (other than the subservicing agreements) may amend them without the consent of the noteholders or the certificateholders, but with prior written notice to the rating agencies, for the purpose of (i) curing any ambiguity or correcting or supplementing any provision which may be inconsistent with any other provision in any such agreement (other than a subservicing agreement), this prospectus, or the related prospectus supplement and/or any other Transaction Document, (ii) complying with applicable law or regulation, or (iii) adding any other provisionprovisions to or changing in any manner or eliminating any of the provisions in any such agreement (other than a subservicing agreement) or modifying in any manner the rights of the noteholders or the certificateholders other than any amendment described in the thirdsecond paragraph of this section; provided, however, that no such amendment described in any of clauses (i) through (iii) above may materially adversely affect the interests of the noteholders or the certificateholders. An amendment will be deemed not to materially adversely affect the interests of any noteholder or any certificateholder if the party requesting the amendment obtains and delivers to the other parties to such agreement:

- — an opinion of counsel to that effect; or

- — a letter from each rating agency to the effect that the amendment will not result in a downgrade or withdrawal of its then-current rating of any class of securities.

Except as otherwise provided in the related prospectus supplement, any of the transfer and servicing agreements may also be amended from time to time by the parties thereto, with the consent of holdersnoteholders of at least a majority of the aggregate outstanding amount of the Controlling Class and with prior written notice to the rating agencies, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of such agreement (other than a subservicing agreement) or modifying in any manner the rights of the securityholders. However, no amendment may effect any of the following changes without the consent of the holder of each security affected by that change: noteholders or the certificateholders. However, no such amendment shall:

- increase or reduce in any manner the amount of, or accelerate or delay the timing of, or change the allocation or priority of, collections of payments on or in respect of the trust student loans or distributions which are required to be made for the benefit of the ~~securityholders~~noteholders or the certificateholders, or change the rate of interest of any ~~security~~note; or

- reduce the percentage of the aggregate outstanding amount of any class of notes or certificates, the consent of the holders of which is required for any amendments to such agreement;

without the consent of the holder of each note or certificate affected by that change.

Any amendment to the transfer and servicing agreements (other than the subservicing agreements) to amend, supplement or modify the permitted activities of the issuing entity would require the consent of the holders of a majority of the aggregate outstanding principal balance of the notes and a majority of the outstanding certificates.

Except as otherwise provided in the related prospectus supplement, the parties to any subservicing agreements may amend such provisions without notice to or consent of the securityholders, rating agencies, indenture trustee, the eligible lender trustee or the owner trustee ~~if such amendments do not apply to or affect trust student loans~~.

Non-Petition and True Sale

Each transfer and servicing agreement will also contain "non-petition" covenants to prevent the commencement of any bankruptcy or insolvency proceedings against the depositor and/or the issuing entity, as applicable, by any of the transaction parties or by the securityholders.

The transactions described in this prospectus have been structured to ensure that the transfer of the trust student loans by the sellers to the depositor constitutes a "true sale" of the trust student loans. If the transfer constitutes a "true sale," the trust student loans and related proceeds would not be property of the applicable seller should such seller become subject to any bankruptcy or insolvency law. Although each seller and the depositor will express its intent to treat the conveyance of the related trust student loans as a sale, each seller and the depositor will also grant to the eligible lender trustee, on behalf of the issuing entity, a security interest in the related trust student loans. This security interest is intended to protect the interests of the securityholders if a bankruptcy court or the FDIC (as conservator or receiver for JPMorgan Chase Bank), as applicable, were to characterize a seller's or the depositor's transfer of the trust student loans as a borrowing by such seller or the depositor secured by a pledge of the trust student loans. In the event that a bankruptcy court or the FDIC were to characterize the transaction as a borrowing by a seller or the depositor, that borrowing would be secured by the trust student loans in which such seller or the depositor granted a security interest to the eligible lender trustee. Each seller and the depositor has agreed to take those actions that are necessary to maintain the security interest granted to the eligible lender trustee, as a first priority perfected security interest in the trust student loans, including the filing of Uniform Commercial Code financing statements, if necessary.

The depositor will also represent and warrant that each contribution or sale of trust student loans by the depositor to the issuing entity is a valid assignment of an ownership interest in those loans. In addition, the depositor, the eligible lender trustee and the issuing entity will treat the conveyance of the trust student loans as an assignment of an ownership interest. The depositor and each seller will be required to take all actions that are required so the eligible lender trustee will be treated as the legal owner of the related trust student loans.

SERVICING AND ADMINISTRATION

The following is a summary of the material terms of (a) the master servicing agreement, under which the master servicer will be responsible for causing the subservicers to service the trust student loans and (b) the administration agreement, under which the administrator will undertake administrative duties for an issuing entity and its trust student loans. Forms of the master servicing agreement and the administration agreement have been filed as exhibits to the registration statement of which this prospectus is a part. In the event any subservicer is responsible for servicing 10% or more of the trust student loans, the material terms of the subservicing agreement will be described in the related prospectus supplement. The master servicing agreement and the subservicing agreements are sometimes referred to in this prospectus as "**servicing agreements**". This summary does not cover every detail of the master servicing agreement or administration agreement, and it is subject to all provisions of the master servicing agreement and the administration agreement.

Trust Accounts

For each issuing entity, the administrator will establish one or more collection accounts in the name of the indenture trustee into which all payments on the related trust student loans will be deposited. As specified in the related prospectus supplement, trust accounts established for an issuing entity may include a collection account, any reserve account, any prefunding account, any capitalized interest account, any cash capitalization account, any cash collateral account, any supplemental purchase account, any supplemental interest account, any investment reserve account, any currency account, any remarketing fee account, any accumulation account, any investment premium purchase account and/or any consolidation loan add-on account.

For any series of securities, the administrator will invest funds in the trust accounts in Eligible Investments as provided in the indenture.

Each trust account will be either:

- a segregated deposit account ~~over which the indenture trustee and the paying agent have exclusive signature authority,~~ maintained with an Eligible Institution meeting the requirements of clause (i) of the definition of Eligible Institution; or

- a segregated trust account maintained with a trust department of an Eligible Institution meeting the requirements of clause (ii) of the definition of Eligible Institution.

Each issuing entity may invest sums on deposit in trust accounts in Eligible Investments. The Eligible Investments will mature on the dates specified in the related prospectus supplement.

Unless otherwise specified in the related prospectus supplement, there is no independent verification of the administrator's reports concerning the trust accounts or the transaction activity therein.

Servicing Procedures

Under each master servicing agreement, the master servicer will agree to service (or to cause the subservicers to service) all of the trust student loans. Each of the master servicer and the subservicers is required to perform all services and duties customary to the servicing of student loans, including all collection practices. Each master servicer and subservicer must use the same standard of care as used to service similar student loans owned by JPMorgan Chase Bank, and in compliance with the Higher Education Act, the guarantee agreements and all other applicable federal and state laws. The master servicer has entered into certain subservicing agreements with the subservicers in respect of the servicing of its student loans. However, the master servicer may designate additional subservicers to perform some or all of the duties listed below under certain subservicing agreements; provided that the master servicer will not be relieved of its responsibilities and obligations under the master servicing agreement.

The duties of the master servicer (any or all of which have been delegated or may be delegated by the master servicer to the subservicers) include the following:

- collecting and remitting to the administrator or, if specified in the related prospectus supplement, depositing into the collection account, all payments on the trust student loans, including claiming and obtaining any Program Payments;

- responding to inquiries from borrowers;

- attempting to collect delinquent payments; and

- sending out statements and payment coupons to borrowers.

In addition, the master servicer will (or will cause each subservicer to) keep ongoing records on the trust student loans and its collection activities, and furnish periodic statements to the indenture trustee, the owner trustee and the securityholders, in accordance with the customary practices of the master servicer or the relevant subservicer, as applicable, and as specifically required in the master servicing agreement. In addition, each subservicer will be required to maintain its eligibility as a third-party servicer under the Higher Education Act. A subservicer may be required to purchase trust student loans from the issuing entity if it fails to comply with the terms and provisions of the subservicing agreement.

Payments on Student Loans

The master servicer and the subservicers are required to deposit all payments on the trust student loans collected during each collection period into the related collection account within two business days of receipt of the payments, or if the payment is not readily identifiable as a payment on trust student loan, within two business days of being so identified.

However, if specified in the related prospectus supplement and for so long as no administrator default has occurred and is continuing, and any other condition to making deposits less frequently than daily as may be specified by the rating agencies or set forth in the related prospectus supplement is satisfied, the master servicer and each subservicer will remit these amounts to the administrator within two business days of receipt, and the administrator will be required to deposit these amounts in the collection account by the business day preceding each Distribution Date specified in the related prospectus supplement.

Pending deposit into the collection account by the administrator, collections may be invested by the administrator at its own risk and for its own benefit and will not be segregated from its own funds. To the extent set forth in the related prospectus supplement, the administrator may, in order to satisfy the requirements described above, obtain a letter of credit or other security for the benefit of the related issuing entity to secure timely remittances of collections on the trust student loans.

No servicing agreement will require the master servicer or any subservicer to make advances to any issuing entity and no such advances have been made by the master servicer or any subservicer with respect to any trust student loans.

Payment of Notes

Upon the payment in full of all outstanding notes of a given series, the owner trustee will succeed to all of the rights of the indenture trustee, and the certificateholders will succeed to all of the rights of the noteholders under the related transfer agreement.

Termination

For each issuing entity, the obligations of the master servicer, the depositor, the administrator, the eligible lender trustee, the owner trustee and the indenture trustee under the transfer and servicing agreements will terminate upon:

- the maturity or liquidation of the last trust student loan and the disposition of any amount received upon the maturity or liquidation of the last trust student loan;

- the payment to the securityholders of all amounts required to be paid to them; and

- the payment of other amounts required to be paid to other persons, as specified in the related prospectus supplement.

The master servicer or another entity specified in the related prospectus supplement, at its option, may repurchase or arrange for the purchase of all remaining trust student loans on any Distribution Date specified in the related prospectus supplement when the pool balance reduces to a percentage as specified in the related prospectus supplement or less of the sum of the initial pool balance, plus the aggregate initial principal balances of all trust student loans acquired during any applicable prefunding period, plus accrued interest to be capitalized as of the applicable cutoff dates plus any other amounts specified in the related prospectus supplement. The purchase price will equal the aggregate Purchase Amounts for the trust student loans as of the last day of the related collection period. It will not be less than the minimum Purchase

Amount specified in the related prospectus supplement. These amounts will be used to retire the related notes and certificates, if any. Upon termination of an issuing entity, any remaining assets of that issuing entity, after giving effect to final distributions to the securityholders, will be transferred to the reserve account and paid as provided in the related prospectus supplement.

If specified in the related prospectus supplement, the indenture trustee will try to auction any trust student loans remaining in the issuing entity at the last day of the collection period preceding the applicable trust auction dates specified in the related prospectus supplement. None of JPMorgan Chase Bank or its affiliates will make bids to purchase these trust student loans on any trust auction date. The minimum purchase price for the issuing entity's assets and any other conditions to sale will be specified in the related prospectus supplement.

Master Servicer Covenants

For each issuing entity, the master servicer will agree that:

- it will (or will cause each subservicer to) satisfy all of its obligations relating to the trust student loans, maintain in effect all qualifications required in order to service the trust student loans and comply in all material respects with all requirements of law if a failure to comply would have a ~~materially~~material adverse effect on the interest of the issuing entity;

- it will not permit (nor will it allow any subservicer to permit) any rescission or cancellation of a trust student loan except as ordered by a court or other governmental authority or as consented to by the ~~owner~~eligible lender trustee and the indenture trustee, except that it may write off any delinquent loan if the remaining balance of the borrower's account is less than $50; and

- ~~it will do nothing to (nor will it permit any subservicer to) impair the rights of the noteholders and certificateholders in the trust student loans; and~~

- it will not (nor will it permit any subservicer to) reschedule, revise, defer or otherwise compromise payments due on any trust student loan except during any applicable interest-only, deferment or forbearance periods or otherwise in accordance with the same standards it uses for similar student loans owned by the master servicer and its affiliates in compliance with the applicable guarantee agreements and all other applicable federal and state laws, including, if applicable, the Higher Education Act.

Upon notice of a breach of any covenant made by the master servicer that has a ~~materially~~material adverse effect on the interest of the related issuing entity, the master servicer will purchase that trust student loan unless the breach is cured within the applicable cure period specified on the related prospectus supplement. However, any breach that relates to compliance with the Higher Education Act or the requirements of the applicable guarantor that does not affect that guarantor's obligation to guarantee payment of a trust student loan will not be considered to have a material adverse effect. The related issuing entity's interest in that purchased trust student loan will be assigned to the master servicer or its designee.

~~Alternatively, rather than purchasing the trust student loan, the master servicer may substitute Qualified Substitute Student Loans for the affected trust student loan.~~

~~In addition, the master servicer will be obligated to reimburse the related issuing entity:~~

- ~~for any shortfall between:~~

  - ~~the Purchase Amount of the Qualified Substitute Student Loans, and~~

  - ~~the Purchase Amount of the trust student loans being replaced thereby; plus~~

- ~~for any accrued interest amounts not guaranteed by, or that are required to be refunded to, a guarantor and any interest subsidy payments or special allowance payments lost as a result of the breach.~~

Any required purchase ~~or substitution~~ and reimbursement will occur on the last day of the next collection period ending after the applicable cure period has expired.

The purchase ~~or substitution~~ and reimbursement obligations of the master servicer will constitute the sole remedy available to the issuing entity for any uncured breach. The master servicer's purchase ~~or substitution~~ and reimbursement obligations are contractual obligations that the issuing entity may enforce, but the breach of these obligations will not constitute an event of default under the indenture. In cases where the obligations which the issuing entity is seeking to enforce are based on a violation of the Higher Education Act, a final and binding determination by the Department of Education that the Higher Education Act has been violated or that a student loan is no longer insured because of a violation of the Higher Education Act may be required prior to the issuing entity's being able to enforce the purchase ~~or substitution~~ and reimbursement obligations of the master servicer.

Servicing Compensation

For each issuing entity, the master servicer will receive a master servicing fee for each period in an amount specified in the related prospectus supplement. The master servicer will pay all expenses incurred by it in connection with its activities set forth under the master servicing agreement, including fees and disbursements of independent accountants, taxes imposed on the master servicer and expenses incurred in connection with distributions and reports to the administrator, but excluding expenses incurred in connection with the liquidation of a trust student loan, provided, however, that the master servicer may, at its option, and to the extent permissible under the Higher Education Act and other applicable law, collect certain fees from the borrowers such as fees in connection with sending payment histories and amortization schedules to borrowers, faxing documents to borrowers, providing credit reference letters to borrowers, providing a "speed pay" payment option to borrowers and for other similar optional services requested by a borrower and may retain such fees. The master servicer may also, at its option (or at the direction of the master servicer, the applicable subservicer may), collect fees from borrowers for returned check processing or other insufficient fund transactions and may assess such fees from the borrower's trust student loan payment and retain such fees.

The master servicing fee may consist of either one or any combination of:

- a specified annual percentage of the pool balance; or

- a unit amount based on the number of accounts or borrowers and other activity- or event-related fees; or

- any other formulation described in the related prospectus supplement.

The master servicing fee may also include specified amounts payable to the master servicer for tasks it performs. The master servicing fee may be subject to a maximum monthly amount. If that is the case, the related prospectus supplement will state the maximum together with any conditions to its application. The master servicing fee, including any unpaid amounts from prior Distribution Dates, will have a payment priority over the securities, to the extent specified in the related prospectus supplement. The related prospectus supplement will specify whether the monthly fees of the subservicers will be paid solely by the master servicer under the terms of the applicable subservicing agreements or whether these fees will be paid from the assets of the issuing entity.

The master servicing fee compensates the master servicer for performing (or causing the subservicers to perform) the functions of a third party servicer of student loans.

Net Deposits

As an administrative convenience and if specified in the related prospectus supplement, unless the master servicer and the subservicers must remit collections daily to the collection account, the administrator may deposit collections for any collection period net of servicing and administration fees for the same period into the collection account. The administrator may make a single, net transfer to the collection account on the business day preceding each applicable Distribution Date. The administrator, however, will account to the indenture trustee, the owner trustee, the noteholders and the certificateholders as if all deposits, distributions and transfers were made separately.

Certain Matters Regarding the Master Servicer

The master servicing agreement will provide that the master servicer is an independent contractor and that, except for the services to be performed under the master servicing agreement, it will not hold itself out as an agent of the issuing entities.

The master servicer may not resign, except:

- upon a determination that the performance of the master servicer's duties is no longer permissible under applicable law; or

- if a successor master servicer is appointed, the rating agencies confirm that this will not result in a downgrade or withdrawal of the ratings then applicable to the notes and certificates.

The master servicer's resignation will not become effective until the related indenture trustee or a successor master servicer has assumed the master servicing responsibilities and obligations. The indenture trustee will not be obligated to act as the successor master servicer unless the master servicer resigns because the performance of its duties as servicer is no longer permissible under applicable law.

The master servicer may not transfer or assign all, or a portion of, its rights, obligations and duties as master servicer, except in connection with a merger or consolidation or sale of servicing operations of JPMorgan Chase Bank, unless:

- the rating agencies confirm that this will not result in a downgrade or withdrawal of the ratings then applicable to the notes and certificates; or

- consent is obtained from holders of securities evidencing a majority of the voting interests (or the Controlling Class).

The master servicer cannot effect a transfer or assignment of all of its rights, obligations and duties as master servicer until a successor servicer has assumed those rights, obligations and duties.

The master servicer may, in the ordinary course of its business, delegate any of its duties as master servicer to a third party. The master servicer will be obligated to pay the compensation payable to that third party from its own funds. No other entity will be liable for that third party's compensation. Any delegation of duties by the master servicer will not relieve the master servicer of liability and responsibility for the performance of those duties.

See "—*Rights upon Master Servicer Default*" in this prospectus for more information regarding removal and replacement of the master servicer.

Each master servicing agreement will further provide that neither the master servicer nor any of its directors, officers, employees or agents will have any liability to the issuing entity or to the securityholders for taking or not taking any action under the related master servicing agreement, or for errors in judgment. However, the master servicer will not be protected against:

- its obligation to purchase trust student loans from an issuing entity as required in the related master servicing agreement or to pay to the issuing entity the amount of any Program Payment which a guarantor or the Department of Education refuses to pay, or requires the issuing entity to refund, as a result of the master servicer's breach, or

- any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or ~~gross~~ negligence in the performance of the master servicer's duties or because of reckless disregard of its obligations and duties.

In addition, each master servicing agreement will provide that the master servicer is under no obligation to appear in, prosecute or defend any legal action where it is not named as a party.

Master Servicer Default

A master servicer default under each master servicing agreement will consist of:

- the master servicer's failure to deliver to the ~~related indenture trustee~~administrator:

  - the monthly report for any collection period, or

  - for deposit in the collection account or other trust account, any amounts required to be deposited in those accounts under the terms of the securities issued by the related issuing entity or the related Transaction Documents,

  - which failure continues unremedied for five business days after ~~discovery or~~ notice; and

- the master servicer's failure to duly observe or perform in any material respect any other term, covenant or agreement in the related Transaction Documents which failure materially and adversely affects the rights of the related issuing entity or the securityholders, which determination will be made without regard to whether funds are available to the securityholders pursuant to any related enhancement, and continues unremedied for 60 days after notice of the failure; and

- the occurrence of certain Insolvency Events specified in the Transaction Documents in respect of the master servicer; and

- any failure by the master servicer to comply with any requirements under the Higher Education Act resulting in a loss of its eligibility as a third party servicer (or the failure of the master servicer to replace promptly any subservicer that has lost its eligibility as a third party servicer).

For purposes of a master servicer default, notice means

- written notice to the master servicer by the indenture trustee; or

- written notice to the master servicer and the indenture trustee by holders of at least 25% of the notes (or the Controlling Class, if applicable) or certificates (or subordinate notes, if applicable).

A master servicer default does not include any failure of the master servicer to service a student loan in accordance with the Higher Education Act so long as the master servicer is in compliance with its obligations under the master servicing agreement to purchase the related trust student loan ~~or substitute for the related trust student loan~~ and reimburse for any shortfall in the value of the related trust student loan.

Rights upon Master Servicer Default

As long as a master servicer default has not been remedied, the indenture trustee or holders of a majority of the outstanding notes (or the Controlling Class, if applicable) may terminate all of the rights and obligations of the master servicer. Only the indenture trustee or the noteholders (or the holders of the Controlling Class, if applicable) and not the owner trustee or the certificateholders (or the subordinate noteholders, if applicable) will have the ability to remove the master servicer if a master servicer default occurs while the notes (or the Controlling Class, if applicable) are outstanding. Following a termination, a successor master servicer appointed by the indenture trustee or the indenture trustee itself will assume all of the obligations and succeed to all of the rights of the master servicer under the master servicing agreement and will be entitled to similar compensation arrangements. The compensation may not be greater than the servicing compensation to the predecessor master servicer under that master servicing agreement, unless the compensation arrangements will not result in a downgrade or withdrawal of the then-current ratings of the notes and certificates. The successor master servicer will assume all of the obligations and succeed to all of the rights of the predecessor master servicer under each related subservicing agreement and, if there has been a breach of any such subservicing agreement that entitles the master servicer to terminate such subservicing agreement, the master servicer may terminate such subservicing agreement and enter into one or more new subservicing agreements with one or more new or existing subservicers. All reasonable costs and expenses (including attorneys' fees) incurred in connection with transferring the trust student loan files to the successor master servicer and amending the master servicing agreement and any other Transaction Documents to reflect such succession as master servicer will be paid by the predecessor master servicer ~~(other than the indenture trustee acting as the master servicer)~~ upon presentation of reasonable documentation of such costs and expenses. If the indenture trustee is unwilling or unable to act as successor master servicer, it may appoint, or petition a court for the appointment of, a successor whose regular business includes the servicing of student loans~~. If, however, a receiver, bankruptcy trustee or similar official has been appointed for the master servicer, and no master servicer default other than that appointment has occurred, the receiver, trustee or official may have the power to prevent the indenture trustee or the noteholders from effecting the transfer~~.

Waiver of Past Defaults

For each issuing entity, the holders of a majority of the outstanding notes (or the Controlling Class, if applicable) or a majority of the outstanding certificates (or subordinate notes, if applicable) in the case of any master servicer default which does not adversely affect the indenture trustee or the noteholders (or the holders of the Controlling Class, if applicable) may, on behalf of all noteholders and certificateholders, waive any default by the master servicer, except a default in making any required deposits to or payments from any of the trust accounts or a default in making any required remittance to the administrator, as applicable, which defaults may be waived in writing by all noteholders. Therefore, the noteholders (or the holders of the Controlling Class, if applicable) have the ability, except as noted, to waive defaults by the master servicer which could materially and adversely affect the certificateholders (or the subordinate noteholders, if applicable). No waiver will impair the noteholders' or certificateholders' rights as to subsequent defaults.

Administration Agreement

JPMorgan Chase Bank, as administrator, will enter into an administration agreement with each issuing entity, the depositor, the eligible lender trustee, the master servicer, the owner trustee and the indenture trustee. Under the administration agreement, the administrator will agree to provide various notices and to perform other administrative obligations required by the indenture, trust agreement and transfer agreement. These services include:

- if applicable and specified in the related prospectus supplement, depositing payments on the trust student loans received from the master servicer or the subservicers into the collection account by the business day preceding each Distribution Date specified in the related prospectus supplement;

- directing the paying agent to make the required distributions to the securityholders on each Distribution Date specified in the related prospectus supplement;

- preparing, based on periodic data received from the master servicer and/or the subservicers, and providing quarterly ~~and annual~~ distribution statements to the owner trustee and the indenture trustee ~~and any related federal income tax reporting information~~; and

- providing the notices and performing other administrative obligations required by the indenture, the trust agreement and the transfer agreement.

As compensation, the administrator will receive an administration fee as specified in the related prospectus supplement.

The administrator may not resign, except:

- upon a determination that the performance of the administrator's duties is no longer permissible under applicable law; or

- if a successor administrator is appointed, the rating agencies confirm that this will not result in a downgrade or withdrawal of the ratings then applicable to the notes and certificates.

The administrator's resignation will not become effective until the related indenture trustee or a successor administrator has assumed the administrator's responsibilities and obligations under the administration agreement. The indenture trustee will not be obligated to act as the successor administrator unless the administrator resigns because the performance of the administrator's duties is no longer permissible under applicable law.

The administrator may not transfer or assign all, or a portion of, its rights, obligations and duties as administrator, except in connection with a merger or consolidation or sale of certain business operations of JPMorgan Chase Bank, unless:

- the rating agencies confirm that this will not result in a downgrade or withdrawal of the ratings then applicable to the notes and certificates; or

- consent is obtained from holders of securities evidencing a majority of the voting interests (or the Controlling Class).

The administrator cannot effect a transfer or assignment of all of its rights, obligations and duties as administrator until a successor administrator has assumed those rights, obligations and duties.

The administrator may, in the ordinary course of its business, delegate any of its duties as administrator to a third party. The administrator will be obligated to pay the compensation payable to that third party from its own funds. No other entity will be liable for that third party's compensation. Any delegation of duties by the administrator will not relieve the administrator of liability and responsibility for the performance of those duties.

All expenses related to the resignation and removal for cause of the administrator will be paid solely by the administrator being replaced.

Administrator Default

An administrator default under the administration agreement will consist of:

- any failure by the administrator to deliver or deposit any required payment or amount as described in this prospectus, the related prospectus supplement or in such administration agreement, if the failure continues unremedied for five business days after notice or discovery;

- any failure by the administrator to direct the paying agent to make any required distributions from any of the trust accounts on any Distribution Date specified in the related prospectus supplement, if the failure continues unremedied for five business days after notice or discovery;

- any failure by the administrator to observe or perform in any material respect any other term, covenant or agreement in such administration agreement or a related agreement that materially and adversely affects the rights of noteholders or certificateholders and continues unremedied for 60 days after notice of the failure; and

- the occurrence of certain Insolvency Events specified in the Transaction Documents in respect of the administrator.

For purposes of an administrator default, notice means

- written notice to the administrator by the indenture trustee or the owner trustee; or

- written notice to the administrator and the indenture trustee by holders of at least 25% of the notes (or the Controlling Class, if applicable), or, certificates (or subordinate notes, if applicable).

Rights upon Administrator Default

As long as any administrator default has not been remedied, the indenture trustee or holders of a majority of the outstanding notes (or the Controlling Class, if applicable) may terminate all of the rights and obligations of the administrator. Only the indenture trustee or the noteholders (or the holders of the Controlling Class, if applicable) and not the owner trustee or the certificateholders (or the subordinate noteholders, if applicable) may remove the administrator if an administrator default occurs while the notes (or the Controlling Class, if applicable) are outstanding. Following the termination of the administrator, a successor administrator appointed by the indenture trustee or the indenture trustee itself will assume all of the obligations and succeed to all of the rights of the predecessor administrator under the administration agreement. All reasonable costs and expenses (including attorneys' fees) incurred in connection with amending the administration agreement to reflect such succession as administrator will be paid by the predecessor administrator ~~(other than the indenture trustee acting as the administrator)~~ upon presentation of reasonable documentation of such costs and expenses. The successor administrator will be entitled to an amount agreed by such successor administrator (which will not exceed the administration fee of the predecessor administrator unless such compensation arrangements will not result in a downgrade or withdrawal of any existing rating on the securities by the rating agencies). If~~, however, a receiver, bankruptcy trustee or similar official has been appointed for the administrator, and no other administrator default other than that appointment has occurred, the receiver, trustee or official may have the power to prevent the indenture trustee or the noteholders from effecting the transfer. If~~ the indenture trustee is unwilling or unable to act as successor ~~servicer~~administrator, it may appoint, or petition a court for the appointment of, a successor administrator whose regular business includes the servicing or administration of student loans.

Waiver of Past Defaults

For each issuing entity, the holders of a majority of the outstanding notes (or the Controlling Class, if applicable) or a majority of the outstanding certificates (or subordinate notes, if applicable) in the case of any administrator default which does not adversely affect the indenture trustee or the noteholders (or the holders of the Controlling Class, if applicable) may, on behalf of all noteholders and certificateholders, waive any default by the administrator, except a default in making any required deposits to or payments from any of the trust accounts, which default may be waived in writing by all noteholders. Therefore, the noteholders (or the holders of the Controlling Class, if applicable) have the ability, except as noted, to waive defaults by the administrator which could materially and adversely affect the certificateholders (or the subordinate noteholders, if applicable). No waiver will impair the noteholders' or certificateholders' rights as to subsequent defaults.

Statements to Indenture Trustee, Paying Agent and Owner Trustee

Before each Distribution Date specified in the related prospectus supplement, the administrator will prepare and provide a statement to the indenture trustee, the paying agent and the owner trustee as of the last day of the preceding collection period. The statement will include:

- the amount of principal distributions ~~for~~allocable to each class of the notes;

- the amount of interest ~~distributions~~distribution allocable to each class of the notes and the applicable interest rate for each class of the notes;

- the pool balance ~~at~~as of the ~~beginning~~close of business on the first day and the last day of the ~~preceding~~related collection period;

- the outstanding principal amount and the Note Pool Factor for each class of the notes and the certificate balance and the Certificate Pool Factor for each class of the certificates (after giving effect to payments allocated to principal) for that Distribution Date;

- the servicing and the administration fees for that collection period;

- ~~the interest rate, if available, for the next period for each class;~~

- the amount of any aggregate realized losses for that collection period;

- the amount of any principal or interest shortfall, if applicable, for each class of notes and certificates, and any changes in these amounts from the preceding statement;

- the amount of the primary servicing fee and/or any carryover servicing fee ~~for that collection period~~paid to the master servicer on the related Distribution Date(s) and the administration fee paid to the administrator on the related Distribution Date(s);

- the amount of any note and certificate interest carryover for each class of securities, and any changes in these amounts from the preceding statement;

- the aggregate Purchase Amounts for any trust student loans reacquired by the depositor ~~or~~, repurchased by a seller or purchased by the master servicer from the issuing entity in that collection period;

- the balance of trust student loans that are delinquent in each delinquency period as of the last day of that collection period;

- the balance of all trust accounts, after giving effect to changes in the balance on that Distribution Date;

- any amounts paid to any credit enhancement provider or derivative counterparty, if applicable;

- ~~to the extent applicable,~~ any amount of available credit enhancement drawn upon with respect to that Distribution Date<u>, if applicable</u>;

- any material modifications, extensions or waivers to the terms of the trust student loans, fees, penalties or payments during the related collection period or that cumulatively become material over time;

- any material breaches of representations and warranties regarding the trust student loans or if any applicable triggers or asset tests are then in effect;

- if applicable, the amount of trust student loans added during any prefunding period (including any add-on consolidation loans or revolving period), and the amount of any required <u>purchases,</u> repurchases<u>, reacquistions</u> or substitutions of trust student loans, to the extent material~~, and the balance of any related trust accounts as of both the prior and current Distribution Dates~~; and

- amounts distributed to the holders of the certificates and the uses of available funds to the extent not otherwise set forth above.

The administrator may make available on each Distribution Date specified in the related prospectus supplement, to any interested party, the periodic statement to securityholders via the administrator's website. The administrator's website will be located at www.[   ]. Parties that are unable to use the above distribution option are entitled to have a paper copy mailed to them via first class mail by notifying the administrator at the following address: [   ], Attention: [   ]. The administrator will have the right to change the way such reports are distributed in order to make such distributions more convenient and/or such reports more accessible, and the administrator will provide timely and adequate notification to such parties regarding any such changes.

Evidence as to Compliance with Applicable Servicing Criteria and Attestation

The transfer and servicing agreements provide that on or before a specified date in each year, each party participating in the servicing function of the issuing entity provide a report on an assessment of compliance with the servicing criteria set forth in Item 1122 of Regulation AB. Together with the assessment of compliance, a firm of independent public accountants will be required to furnish an attestation report compliant with Item 1122 of Regulation AB on the party's assessment of compliance with the applicable servicing criteria as an exhibit.

The administration agreement also provides for the delivery by the administrator to the indenture trustee and the depositor, on or before a specified date in each year, of ~~(i) to the extent received from the master servicer,~~ an annual ~~officer's certificate of the master servicer to the effect that the master servicer has fulfilled its obligations under the master servicing agreement throughout the preceding year, (ii) to the extent received from a subservicer, an annual officer's certificate of such subservicer to the effect that such subservicer has fulfilled its obligations~~

~~under the related subservicing agreement throughout the preceding year and (iii) an annual officer's~~officers' certificate of the administrator to the effect that the administrator has fulfilled its obligations under the administration agreement throughout the preceding year.

TRADING INFORMATION

The weighted average lives of the notes and the certificates of any series generally will depend on the rate at which the principal balances of the related trust student loans are paid. Payments may be in the form of scheduled amortization or prepayments, including prepayments resulting from financing alternatives offered through third parties or JPMorgan Chase Bank and its affiliates, including various loan consolidation programs. For this purpose, prepayments include borrower prepayments in full or in part, including the discharge of trust student loans by consolidation loans or as a result of:

- a borrower default, or death, disability, discharge in bankruptcy of the borrower or the crime of identity theft;

- the closing of the borrower's school;

- the false certification of the borrower's eligibility;

- the liquidation of the trust student loan or collection of the related guarantee payments; and

- the reacquisition of a trust student loan by a seller or the depositor or the purchase of a trust student loan by the master servicer.

All of the trust student loans are prepayable at any time without penalty.

A variety of economic, social and other factors, including the factors described below, influence the rate at which student loans prepay. In general, the rate of prepayments may tend to increase when cheaper alternative financing becomes available. However, because many non-consolidation trust student loans bear interest at a rate that is either actually or effectively floating, it is impossible to predict whether changes in prevailing interest rates will correspond to changes in the interest rates on student loans.

On the other hand, scheduled payments on the trust student loans, as well as their maturities, may be extended due to applicable grace, deferment and forbearance periods, or for other reasons. The rate of defaults resulting in losses on student loans, as well as the severity and timing of those losses, may affect the principal payments and yield on the securities. The rate of default also may affect the ability of the guarantors to make guarantee payments.

Some of the terms of payment that a lender offers to borrowers may extend principal payments on the securities. A lender may offer some borrowers loan payment terms which provide for an interest-only period, when no principal payments are required, or graduated phased-in amortization of the principal, in which case a greater portion of the principal amortization of the loan occurs in the later stages of the student loan than if amortization were on a level payment basis. A lender may also offer income-sensitive repayment plans authorized by

the Department of Education, under which repayments are based on the borrower's income. Under these plans, ultimate repayment may be delayed up to five years because forbearance is required to be granted in cases where the effect of decreased installment amounts would result in a loan not being repaid within the maximum repayment term. If trust student loans have these payment terms, principal payments on the related securities could be affected. ~~If provided in the related prospectus supplement,~~In addition, JPMorgan Chase Bank and its affiliates may offer consolidation loans ~~may be offered~~ to borrowers ~~with~~of trust ~~student loans and other~~ student loans. The making of consolidation loans could increase or decrease the average lives of the notes and certificates and reduce the effective yield on the trust student loans.

Various incentive programs and repayment programs may be made available from time to time to borrowers of the trust student loans. See "*Risk Factors—Incentive Programs May Reduce Payments on Trust Student Loans,*" "*The Student Loan Financing Business of JPMorgan Chase Bank—Consolidation/Repayment Programs*" and "*—Incentive Programs*" in this prospectus.

POOL FACTORS

The pool factor for each class of securities will be a seven-digit decimal computed by the administrator before each Distribution Date specified in the related prospectus supplement. Each pool factor will represent the remaining outstanding balance of the related class, after giving effect to distributions to be made on that Distribution Date, as a fraction of the initial outstanding balance of that class. Each pool factor will initially be 1.0000000. Thereafter, it will decline to reflect reductions in the outstanding balance of the applicable class. Your portion of the aggregate outstanding balance of a class of securities will be the product of:

- the original denomination of your note or certificate; and

- the applicable pool factor.

Securityholders will receive reports on or about each Distribution Date specified in the related prospectus supplement concerning various matters, including the payments the issuing entity has received on the related trust student loans, the pool balance, the applicable pool factor and various other items of information. See "*Reports to Securityholders*" in this prospectus.

DESCRIPTION OF THE NOTES

Each issuing entity may issue one or more classes of notes under an indenture. The form of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The following summary describes the important terms of the notes and the indenture. It does not cover every detail of the notes or the indenture and is subject to all of the provisions of the notes and the indenture.

Each class of notes will initially be represented by one or more notes, registered in the name of the nominee of DTC or, if so provided in the related prospectus supplement, a nominee selected by the common depositary for Clearstream, Luxembourg and Euroclear. The notes will be available for purchase in the minimum denominations as specified in the related prospectus supplement and in book-entry form only or as otherwise provided in the related prospectus

supplement. DTC's nominee will be Cede & Co., unless another nominee is specified in the related prospectus supplement. Accordingly, that nominee is expected to be the holder of record of the U.S. Dollar-denominated notes of each class. Unless and until definitive notes are issued under the limited circumstances described in this prospectus, an investor in notes in book-entry form will not be entitled to receive a physical certificate representing a note. All references in this prospectus and in the related prospectus supplement to actions by holders of notes in book-entry form refer to actions taken by DTC, Clearstream, Luxembourg or Euroclear, as the case may be, upon instructions from its participating organizations and all references in this prospectus to distributions, notices, reports and statements to holders of notes in book-entry form refer to distributions, notices, reports and statements to DTC, Clearstream, Luxembourg or Euroclear or its nominee, as the registered holder of the notes. Notes of a given series owned by the depositor, the master servicer or any of their respective affiliates will be entitled to equal and proportionate benefits under the applicable indenture, except that they will not be entitled to vote unless the depositor, the master servicer and such affiliates own all of the notes of the related issuing entity.

See "*Book-Entry Registration*" and "*—Definitive Securities*" in this prospectus.

Principal and Interest on the Notes

If specified in the related prospectus supplement, a class of notes may have no principal balance and bear interest on the related notional amount ("**interest-only notes**"). A notional amount is the amount used as a reference to calculate the amount of interest due on an interest-only class that is not entitled to any distributions of principal.

If specified in the related prospectus supplement, a class of notes may not bear interest and is entitled to receive only distributions of principal ("**principal-only notes**").

If specified in the related prospectus supplement, a class of notes may accrete the amount of accrued interest otherwise distributable on the class, which amount will be added as principal to the principal balance of the class on each applicable Distribution Date ("**accretion notes**"). The accretion may continue until certain events specified in the related prospectus supplement have occurred or until such class of accretion notes is retired.

The related prospectus supplement will describe the timing and priority of payment, seniority, allocations of losses, note rate (if any) and amount of or method of determining payments of principal and interest, if applicable, on each class of notes. The right of holders of any class of notes to receive payments of principal and/or interest may be senior or subordinate to the rights of holders of any other class or classes of notes of that series. If applicable, payments of interest on the notes will be made prior to payments of principal. Except for principal-only notes, each class of notes may have a different note rate, which may be a fixed rate, a variable rate, an adjustable rate, an auction rate, a reset rate or any combination of these rates. The related prospectus supplement will specify the rate for each class of notes (other than principal-only notes) or the method for determining the note rate. See "*Certain Information Regarding the Securities—Fixed Rate Securities*," "*—Floating Rate Securities*," "*—Auction Rate Securities*" and "*—Reset Rate Securities*" in this prospectus. One or more classes of notes of a series may be redeemable under the circumstances specified in the related prospectus

supplement, including as a result of the master servicer's exercising its option to purchase the related trust student loans.

Under some circumstances, the amount available for these payments could be less than the amount of interest payable on the notes on any Distribution Date, in which case each class of noteholders (except for holders of principal-only notes) will receive its pro rata share of the aggregate amount available for interest on the notes. See "*Certain Information Regarding the Securities—Distributions*" and "*Credit Enhancement and Other Support; Derivative Agreements*" in this prospectus.

In the case of a series which includes two or more classes of notes, the related prospectus supplement will describe the sequential order and priority of payment of principal and interest of each class. Payments of principal and interest of any class of notes will be on a pro rata basis among all of the noteholders of that class.

The notes may be denominated in U.S. Dollars or a non-U.S. Dollar currency as specified in the related prospectus supplement.

The Indenture

The notes will be issued under and secured by an indenture entered into by the issuing entity, the eligible lender trustee and the indenture trustee. The indenture trustee will act on behalf of the noteholders and represent their interests in the exercise of their rights under the related indenture. The notes and each indenture will be governed by, and construed in accordance with, the laws of the State of New York. If specified in the related prospectus supplement, the voting rights of noteholders may be limited only to the holders of the most senior class or classes of outstanding notes (except with respect to those matters requiring consent of 100% of all noteholders); and if not so specified, all noteholders will have voting rights regarding any actions requiring the consent of noteholders as set forth below.

Modification of Indenture with Consent. Except as otherwise provided in the related prospectus supplement, any issuing entity and the related indenture trustee may, with the consent of the holders of a majority of the principal amount of the notes (or of the Controlling Class, if applicable), execute a supplemental indenture or indentures to add provisions to, change in any manner or eliminate any provisions of, the related indenture, or modify in any manner the rights of the holders of the notes. However, no supplemental indenture may effect any of the following changes without the consent of the holder of each outstanding note affected by that change:

- change the due date of payment of any installment of principal of or interest on any note,

- reduce the principal amount, the specified interest rate or the redemption price of any note,

- change anythe place of payment where, or the payment currency in which,for any note or any interest on the notethereon is payable,

- impair the right to sue for the enforcement of provisions of the related indenture regarding payment,

- reduce the percentage of the aggregate principal amount of the relevant class of notes (or of the Controlling Class, if applicable), the consent of the holders of which is required to waive compliance with certain provisions of the related indenture or of certain defaults or events of default under the indenture and their consequences as provided for in the indenture,

- modify the provisions of the related indenture regarding the voting of notes held by JPMorgan Chase Bank, the applicable issuing entity, any other obligor on the notes or an affiliate of any of their respective affiliatesthem,

- reduce the percentage of the aggregate principal amount of the notes (or of the Controlling Class, if applicable), the consent of the holders of which is required to direct the related indenture trustee to sell or liquidate the trust student loans held by the issuing entity after an event of default if the proceeds of the sale would be insufficient to pay the principal amount and accrued but unpaid interest on all of the outstanding notes issued by the issuing entity,

- reduce the percentage of the aggregate principal amount of the notes (or of the Controlling Class, if applicable), the consent of the holders of which is required to amend the sections of the related indenture that specify the applicable percentage of aggregate principal amount of the notes necessaryrequired to amend the indenture or any of the related documentsTransaction Documents,

- modify any provisions of the related indenture in a manner that affects the calculation of the amount of any payment of interest or principal due on any note on any Distribution Date, including the calculation of any of the individual components of the calculation, or

- permit the creation of any lien ranking prior to or on a parity with the lien of the related indenture with respect to any of the collateral for the notes, or

- permit the creation of any lien ranking prior to or on a parity with the lien of the related indenture with respect to any of the collateral for the notes, or except as otherwise permitted or contemplated in the related indenture, terminate the lien of the related indenture on any collateral for the notes or deprive the holder of any note of the security afforded by the lien of the indenture.

Modification of Indenture without Consent. The issuing entity and, when authorized by the issuing entity, the indenture trustee, may, without the consent of any of the noteholders but with prior written notice to the rating agencies, enter into a supplemental indenture or indentures to add any provisions to, change in any manner or eliminate any of the provisions of, the related indenture or modify in any manner the rights of the noteholders under such indenture other than any amendment described in the section "—*Modification of Indenture with Consent*" in this

prospectus; provided, however, that such amendment will not adversely affect in any material respect the interests of any noteholder.

An amendment will be deemed not to materially adversely affect the interests of any noteholder if the party requesting the amendment obtains and delivers to the other parties to such indenture:

- ——— an opinion of counsel to that effect; or

- a letter from each rating agency to the effect that the amendment will not result in a downgrade or withdrawal of its then-current rating of any class of notes.

Events of Default; Rights upon Event of Default. An event of default under the indenture will consist of the following events:

- a default for five days or more in the payment when due and payable of any interest on any note (or if there is a Controlling Class specified in the related prospectus supplement, only the notes of such Controlling Class) after it is due, which default shall continue for a period of five days;

- a default in the payment of the principal of any note at maturity;

- a default in the performance of any covenant or agreement of the issuing entity in the indenture, or a breach of any representation or warranty made by the issuing entity in the related indenture or in any certificate, if such default or breach has a material adverse effect on the holders of the notes and is not cured within 30 days after written notice by the indenture trustee or by holders of at least 25% in principal amount of the outstanding notes (or Controlling Class, if applicable);

- the occurrence of an Insolvency Event involving the issuing entity; or

- any other event of default specified in the related prospectus supplement.

The amount of principal required to be distributed to holders of the notes (other than interest-only notes) on any Distribution Date will generally be limited to amounts available after payment of interest and all other prior obligations of the issuing entity. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of any event of default until the final scheduled Distribution Date for that class of notes.

If an event of default occurs and is continuing, the indenture trustee or holders of a majority of the outstanding notes (or Controlling Class, if applicable) may declare the principal and accrued and unpaid interest of those notes to be immediately due and payable. This declaration may, under certain circumstances, be rescinded by the holders of a majority of the outstanding notes (or Controlling Class, if applicable).

If the notes have been declared to be due and payable following an event of default, the related indenture trustee may, in its discretion,

- exercise remedies ~~as~~of a secured party against the trust student loans and other assets of the issuing entity that are subject to the lien of the indenture and take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the holders of the notes;

- sell those assets; or

- elect to have the eligible lender trustee maintain ownership of the trust student loans and other assets of the issuing entity that are subject to the lien of the indenture and continue to apply collections on them as if there had been no declaration of acceleration.

However, the indenture trustee may not sell the trust student loans and other assets following an event of default, other than a default in the payment of any principal at maturity or a default for five days or more in the payment of interest on any notes (or any note of the Controlling Class, if applicable), unless:

- the holders of all of the outstanding notes consent to the sale, or

- the proceeds of the sale are sufficient to pay in full the principal and accrued interest on the outstanding notes at the date of the sale, or

- the indenture trustee determines that the collections would not be sufficient on an ongoing basis to make all payments on the notes as the payments would have become due if the notes had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66-2⁄3% of the outstanding notes (or the Controlling Class, if applicable).

If provided in the related prospectus supplement, such a sale may also require the consent of the holders of all outstanding certificates (or subordinate notes, if applicable) unless the proceeds of a sale would be sufficient to pay in full all unpaid amounts on the certificates (or subordinate notes, if applicable).

Subject to the provisions of the applicable indenture relating to the duties of the indenture trustee, if an event of default occurs and is continuing, the indenture trustee will have no obligation to exercise any of its rights or powers at the request or direction of any of the holders of the notes if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which it might incur in complying with their request. Subject to the provisions for indemnification and limitations contained in the related indenture, the holders of a majority of the outstanding notes (or Controlling Class, if applicable) of a given series will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee and may, in certain cases, waive any default, except a default in the payment when due and payable of principal of or interest on any notes or a default under a covenant or provision of the applicable indenture that cannot be modified without the waiver or consent of all of the holders of outstanding notes.

No holder of notes of any series will have the right to institute any proceeding with respect to the related indenture, unless:

- the holder previously has given to the indenture trustee written notice of a continuing event of default,

- the holders of not less than 25% of the outstanding notes (or Controlling Class, if applicable) have requested in writing that the indenture trustee institute a proceeding in its own name as indenture trustee,

- the holder or holders have offered the indenture trustee reasonable indemnity,

- the indenture trustee has, for 60 days after receipt of such notice, failed to institute the proceeding, and

- no written direction inconsistent with the written request has been given to the indenture trustee during the 60-day period after receipt of such notice by the holders of a majority of the outstanding notes (or Controlling Class, if applicable).

In addition, the indenture trustee and the noteholders will covenant that they will not at any time institute against the issuing entity any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

The indenture trustee, each seller, the sponsor, the depositor, the administrator, the master servicer, each subservicer, the eligible lender trustee, the owner trustee, each holder of a certificate representing an ownership interest in the issuing entity, or any of their respective owners, beneficiaries, agents, officers, directors, employees, successors and assigns will not be liable for the payment of the principal of or interest on the notes or for the agreements of the issuing entity contained in the indenture.

Certain Covenants. Each indenture will provide that the issuing entity may not consolidate with or merge into any other entity, unless:.

- the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state or the District of Columbia,

- the surviving entity expressly assumes the issuing entity's obligation to make due and punctual payments on the notes and the performance or observance of every agreement and covenant of the issuing entity under the indenture,

- no default will occur and be continuing immediately after the merger or consolidation, and

- the issuing entity has been advised that the ratings of the notes and the certificates would not be reduced or withdrawn as a result of the merger or consolidation, and the issuing entity has received opinions of federal and Delaware tax counsel that the consolidation or merger would have no material adverse federal or Delaware

76

~~state tax consequences to the issuing entity or to any holder of the notes or certificates.~~

No issuing entity will:

- except as expressly permitted by the related indenture ~~and related documents~~or any other Transaction Document, permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of the related indenture) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity, including the trust student loans or any part thereof or any interest therein or the proceeds thereof (other than tax liens and other liens that arise by operation of law, and other than as expressly permitted by the Transaction Documents);

- ~~except as expressly permitted by the indenture, the transfer and servicing agreements or other related documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity,~~

- claim any credit on or make any deduction from the principal ~~and~~or interest payable ~~on~~in respect of the notes ~~of the related series, (~~other than amounts properly withheld from such payments under the Internal Revenue Code or applicable state law~~,~~) or assert any claim against any present or former ~~holder of notes because~~noteholder by reason of the payment of the taxes levied or assessed upon the issuing entity~~,~~;

- except as expressly permitted by the related indenture ~~and related documents~~or any other Transaction Document, dissolve or liquidate in whole or in part~~, or~~;

- except as expressly permitted by the related indenture or any other Transaction Document, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the issuing entity, including the trust student loans, unless directed to do so by the indenture trustee;

- ~~except as expressly permitted by the indenture,~~ permit the validity or effectiveness of the related indenture to be impaired, or permit the lien of the related indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under the related indenture except as may be expressly permitted thereby; or

- permit the lien of the related indenture not to constitute a valid first priority (other than with respect to any such tax or other lien) security interest in the trust student loans and other assets of the issuing entity.

No issuing entity may engage in any activity other than specified in the related prospectus supplement. In addition, no issuing entity will incur, assume or guarantee any indebtedness other than indebtedness evidenced by the notes of a related series and the applicable indenture, except as expressly permitted by the indenture and the related documents.

Indenture Trustee's Annual Report. Each indenture trustee will be required to mail to all noteholders a brief annual report relating to, among other things, any changes in its eligibility and qualification to continue as the indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of indebtedness owing by the issuing entity to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee as such and any action taken by the indenture trustee that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture. An indenture will be satisfied and discharged when the indenture trustee has received for cancellation all of the notes or, with certain limitations, when the indenture trustee receives funds sufficient for the payment in full of all of the notes.

DESCRIPTION OF THE CERTIFICATES

For each issuing entity, one or more classes of certificates may be issued under the terms of a trust agreement. The form of the trust agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The following summary describes the important terms of the certificates and the trust agreement. It does not cover every term of the certificates or the trust agreement and is subject to all of the provisions of the certificates and the trust agreement.

If issued, the certificates will be available for purchase in the minimum denominations as specified in the related prospectus supplement. DTC's nominee, Cede & Co., is expected to be the holder of record of the certificates that are in book-entry form. Unless definitive certificates are issued under the limited circumstances described in this prospectus or in the related prospectus supplement, no investor will be entitled to receive a physical certificate. All references in this prospectus and in the related prospectus supplement to actions by holders of certificates in book-entry form refer to actions taken by DTC upon instructions from the participants and all references in this prospectus and in the related prospectus supplement to distributions, notices, reports and statements to holders of certificates in book-entry form refer to distributions, notices, reports and statements to DTC or its nominee. Certificates of a given series owned by the depositor, the master servicer or any of their respective affiliates will be entitled to equal and proportionate benefits under the applicable trust agreement, except that they will not be entitled to vote unless the depositor, the master servicer and such affiliates own all of the certificates of the related issuing entity.

Principal and Interest on the Certificates

If specified in the related prospectus supplement, a class of certificates may have no principal balance and bear interest on the related notional amount ("**interest-only certificates**"). A notional amount is the amount used as a reference to calculate the amount of interest due on an interest-only class that is not entitled to any distributions of principal.

If specified in the related prospectus supplement, a class of certificates may not bear interest and is entitled to receive only distributions of principal ("**principal-only certificates**").

If specified in the related prospectus supplement, a class of certificates may accrete the amount of accrued interest otherwise distributable on the class, which amount will be added as principal to the principal balance of the class on each applicable Distribution Date ("**accretion certificates**"). The accretion may continue until some specified event has occurred or until such class of accretion certificates is retired.

The related prospectus supplement will describe the timing and priority of distributions, seniority, allocations of losses, certificate rate, if any, and amount of or method of determining distributions of principal and interest, if applicable, on each class of certificates. If applicable, distributions of interest on the certificates will be made on each Distribution Date and will be made before distributions of the principal balance.

Except for principal-only certificates, each class of certificates may have a different certificate rate, which may be a fixed rate, a variable rate, an adjustable rate, an auction rate, a reset rate or any combination of the foregoing. The related prospectus supplement will specify the certificate rate for each class of certificates (other than principal-only certificates) or the method for determining the certificate rate. Distributions on the certificates of a given series may be subordinate to payments on the notes of that series as more fully described in the related prospectus supplement.

Distributions of interest and principal of any class of certificates will be made on a pro rata basis among all of the certificateholders of that class. The related prospectus supplement will specify the timing, sequential order, priority of payment and amount of distributions for each class of certificates.

The certificates may be denominated in U.S. Dollars or a non-U.S. Dollar currency as specified in the related prospectus supplement.

CERTAIN INFORMATION REGARDING THE SECURITIES

Except for principal-only securities, each class of securities may be fixed rate securities that bear interest at a fixed annual rate or floating rate securities that bear interest at a variable or adjustable annual rate, as more fully described below and in the related prospectus supplement. Each class of securities may be denominated in U.S. Dollars, Pounds Sterling, Euros, or any other non-U.S. Dollar currency as specified in the related prospectus supplement.

Fixed Rate Securities

Each class of fixed rate securities will bear interest at the annual rate specified in the related prospectus supplement. See "*Description of the Notes—Principal and Interest on the Notes*" and "*Description of the Certificates—Principal and Interest on the Certificates*" in this prospectus.

Floating Rate Securities

Each class of floating rate securities will bear interest at an annual rate determined by reference to an interest rate index, plus or minus any spread, and multiplied by any spread multiplier, as specified in the related prospectus supplement. The related prospectus supplement

will designate the interest rate index for a floating rate security. The index may be based on LIBOR, GBP-LIBOR, EURIBOR, a Commercial Paper Rate, a Federal Funds Rate, a CMT Rate, the 91-day Treasury Bill Rate, the Prime Rate, a negotiable certificate of deposit rate or some other rate commonly used as the basis for interest rate swaps as specified in the related prospectus supplement.

Floating rate securities also may have either or both of the following:

- a maximum limitation, or ceiling, on its interest rate, and

- a minimum limitation, or floor, on its interest rate.

In addition to any prescribed maximum interest rate, the interest rate applicable to any class of floating rate securities will in no event be higher than any maximum rate permitted by law.

Each issuing entity that issues a class of floating rate securities will, if necessary, appoint and enter into agreements with a calculation agent to calculate interest on that class. The related prospectus supplement will identify the entity which will be responsible for such duty, which may be the administrator, the owner trustee or the indenture trustee for that series. In the absence of manifest error, all determinations of interest by the calculation agent will be conclusive for all purposes and binding on the holders of the floating rate securities. All percentages resulting from any calculation of the rate of interest on a floating rate security will be rounded, if necessary, to the nearest 1/100,000 of 1%, or 0.0000001, with five one-millionths of a percentage point being rounded upward.

Determination of LIBOR. "**LIBOR**", for any accrual period, will be the London interbank offered rate for deposits in U.S. Dollars having the specified maturity commencing on the first day of the accrual period, which appears on Telerate Page 3750 as of 11:00 a.m. London time, on the related LIBOR Determination Date. If an applicable rate does not appear on Telerate Page 3750, the rate for that day will be determined on the basis of the rates at which deposits in U.S. Dollars, having the specified maturity and in a principal amount of not less than U.S. $1,000,000, are offered at approximately 11:00 a.m., London time, on that LIBOR Determination Date, to prime banks in the London interbank market by the Reference Banks. The calculation agent will request the principal London office of each Reference Bank to provide a quotation of its rate. If the Reference Banks provide at least two quotations, the rate for that day will be the arithmetic mean of the quotations. If the Reference Banks provide fewer than two quotations, the rate for that day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m. New York time, on that LIBOR Determination Date, for loans in U.S. Dollars to leading European banks having the specified maturity and in a principal amount of not less than U.S. $1,000,000. If the banks selected as described above are not providing quotations, LIBOR in effect for the applicable accrual period will be LIBOR of the specified maturity in effect for the previous accrual period.

For purposes of calculating LIBOR, a business day is any day on which banks in New York City and the City of London are open for the transaction of international business. For the

LIBOR-based notes, interest due for any accrual period will be determined on an Actual/360 basis.

Determination of GBP-LIBOR. "**GBP-LIBOR**", for any accrual period, will be the London interbank offered rate for deposits in Pounds Sterling having the specified maturity commencing on the first day of the accrual period, which appears on Telerate Page 3750 as of 11:00 a.m. London time, on the related GBP-LIBOR Determination Date. If an applicable rate does not appear on Telerate Page 3750, the rate for that day will be determined on the basis of the rates at which deposits in Pounds Sterling, having the specified maturity and in a principal amount of not less than £1,000,000 are offered at approximately 11:00 a.m., London time, on that GBP-LIBOR Determination Date, to prime banks in the London interbank market by the Reference Banks. The calculation agent will request the principal London office of each Reference Bank to provide a quotation of its rate. If the Reference Banks provide at least two quotations, the rate for that day will be the arithmetic mean of the quotations. If the Reference Banks provide fewer than two quotations, the rate for that day will be the arithmetic mean of the rates quoted by prime banks in London, selected by the calculation agent, at approximately 11:00 a.m. London time, on that GBP-LIBOR Determination Date, for loans in Pounds Sterling to leading European banks having the specified maturity and in a principal amount of not less than £1,000,000. If the banks selected as described above are not providing quotations, GBP-LIBOR in effect for the applicable accrual period will be GBP-LIBOR for the specified maturity in effect for the previous accrual period. For any GBP-LIBOR-based notes, interest due for any accrual period will be determined on an Actual/365 basis.

Determination of EURIBOR. "**EURIBOR**", for any accrual period, is the Euro interbank offered rate for deposits in Euros having the specified maturity commencing on the first day of the accrual period, which appears on Telerate Page 248 as of 11:00 a.m. Brussels time, on the related EURIBOR Determination Date. If an applicable rate does not appear on Telerate Page 248, the rate for that day will be determined on the basis of the rates at which deposits in Euros, having the applicable maturity and in a principal amount of not less than €1,000,000, are offered at approximately 11:00 a.m., Brussels time, on that EURIBOR Determination Date, to prime banks in the Euro-zone interbank market by the Reference Banks. The calculation agent will request the principal Euro-zone office of each Reference Bank to provide a quotation of its rate. If the Reference Banks provide at least two quotations, the rate for that day will be the arithmetic mean of the quotations. If the Reference Banks provide fewer than two quotations, the rate for that day will be the arithmetic mean of the rates quoted by major banks in the Euro-zone, selected by the calculation agent, at approximately 11:00 a.m. Brussels time, on that EURIBOR Determination Date, for loans in Euros to leading European banks having the applicable maturity and in a principal amount of not less than €1,000,000. If the banks selected as described above are not providing quotations, EURIBOR in effect for the applicable accrual period will be EURIBOR in effect for the previous accrual period.

For all EURIBOR-based securities, interest due for any accrual period will be determined on an Actual/360 basis.

Determination of Commercial Paper Rate. If a class of securities bears interest based on the commercial paper rate (the "**Commercial Paper Rate**"), the Commercial Paper Rate for any relevant interest determination date will be the Bond Equivalent Yield shown below of the rate

for 90-day commercial paper, as published in H.15(519) prior to 3:00 p.m., New York City time, on that interest determination date under the heading "Commercial Paper—Financial."

The calculation agent will observe the following procedures if the commercial paper rate cannot be determined as described above:

- If the rate described above is not published in H.15(519) by 3:00 p.m., New York City time, on that interest determination date, unless the calculation is made earlier and the rate was available from that source at that time, then the commercial paper rate will be the bond equivalent yield of the rate on the relevant interest determination date, for commercial paper having the index maturity specified on the interest determination date as published in H.15 Daily Update or any other recognized electronic source used for displaying that rate under the heading "Commercial Paper—Financial." The "**Bond Equivalent Yield**" will be calculated as follows:

$$\text{Bond Equivalent Yield} = \frac{N \times D}{360(D \times 90)} \times 100$$

  where "D" refers to the per annum rate determined as set forth above, quoted on a bank discount basis and expressed as a decimal and "N" refers to 365 or 366, as the case may be.

- If the rate described in the prior paragraph cannot be determined, then the Commercial Paper Rate will remain the commercial paper rate then in effect on that interest determination date.

- The Commercial Paper Rate will be subject to a lock-in period of six New York City business days.

Determination of Federal Funds Rate. If a class of securities bears interest based on the federal funds rate (the "**Federal Funds Rate**"), the Federal Funds Rate for any relevant interest determination date will be the rate for U.S. Dollar Federal funds, as published in H.15(519) for that day opposite the caption "Federal Funds (Effective)" as that rate is displayed on that interest determination date on Moneyline Telerate Page 120 under the heading "Federal Funds Rate." The calculation agent will observe the following procedures if the Federal Funds Rate cannot be determined as described above:

- If the rate described above does not appear on Moneyline Telerate Page 120 or is not yet published in H.15(519) by 3:00 p.m., New York City time, on that interest determination date, unless the calculation is made earlier and the rate was available from that source at that time, then the Federal funds rate for the relevant interest determination date will be the rate described above in H.15 Daily Update, or any other recognized electronic source used for the purpose of displaying such rate, opposite the heading "Federal Funds (Effective)" on such interest determination date.

- If the rate described above does not appear on Moneyline Telerate Page 120 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source for displaying such rate by 3:00 p.m., New York City time, on that interest determination date, then the Federal Funds Rate for that interest determination date will be the arithmetic mean of the rates for the last transaction in overnight U.S. Dollar Federal funds arranged by three leading brokers of Federal Funds transactions in New York City, selected by the calculation agent, on that interest determination date.

- If fewer than three brokers selected by the calculation agent are quoting as described above, then the Federal Funds Rate will remain the Federal Funds Rate then in effect on the relevant interest determination date.

Determination of the U.S. Treasury Constant Maturity Rate. If a class of securities bears interest based on the U.S. Treasury constant maturity rate (the "**CMT Rate**"), the CMT Rate on such class of reset rate securities for any relevant interest determination date will be the rate displayed on the applicable Designated CMT Moneyline Telerate Page shown below by 3:00 p.m., New York City time, on that interest determination date under the caption ". . . Treasury Constant Maturities . . . Federal Reserve Board Release H.15 . . . Mondays Approximately 3:45 p.m.," under the column for:

- if the Designated CMT Moneyline Telerate Page is 7051, the rate on that interest determination date, or

- if the Designated CMT Moneyline Telerate Page is 7052, the average for the week, or the month, as specified on the remarketing terms determination date, ended immediately before the week in which the related interest determination date occurs.

The following procedures will apply if the CMT Rate cannot be determined as described above:

- If the rate described above is not displayed on the relevant page by 3:00 p.m., New York City time, on that interest determination date, unless the calculation is made earlier and the rate is available from that source at that time on that interest determination date, then the CMT Rate will be the Treasury constant maturity rate having the designated index maturity, as published in H.15(519) or another recognized electronic source for displaying the rate.

- If the applicable rate described above is not published in H.15(519) or another recognized electronic source for displaying such rate by 3:00 p.m., New York City time, on that interest determination date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the CMT Rate will be the Treasury constant maturity rate, or other United States Treasury rate, for the index maturity and with reference to the relevant interest determination date, that is published by either the Board of Governors of the Federal Reserve System or the Department of the Treasury and that the

calculation agent determines to be comparable to the rate formerly displayed on the Designated CMT Moneyline Telerate Page shown above and published in H.15(519).

- If the rate described in the prior paragraph cannot be determined, then the calculation agent will determine the CMT Rate to be a yield to maturity based on the average of the secondary market closing offered rates as of approximately 3:30 p.m., New York City time, on the relevant interest determination date reported, according to their written records, by leading primary United States government securities dealers in New York City. The calculation agent will select five such securities dealers and will eliminate the highest and lowest quotations or, in the event of equality, one of the highest and lowest quotations, for the most recently issued direct noncallable fixed rate obligations of the United States Treasury ("**Treasury Notes**") with an original maturity of approximately the designated index maturity and a remaining term to maturity of not less than the designated index maturity minus one year in a representative amount.

- If the calculation agent cannot obtain three Treasury Note quotations of the kind described in the prior paragraph, the calculation agent will determine the CMT Rate to be the yield to maturity based on the average of the secondary market bid rates for Treasury Notes with an original maturity longer than the designated CMT index maturity which have a remaining term to maturity closest to the designated CMT index maturity and in a representative amount, as of approximately 3:30 p.m., New York City time, on the relevant interest determination date of leading primary United States government securities dealers in New York City. In selecting these offered rates, the calculation agent will request quotations from at least five such securities dealers and will disregard the highest quotation (or if there is equality, one of the highest) and the lowest quotation (or if there is equality, one of the lowest). If two Treasury Notes with an original maturity longer than the designated CMT index maturity have remaining terms to maturity that are equally close to the designated CMT index maturity, the calculation agent will obtain quotations for the Treasury Note with the shorter remaining term to maturity.

- If three or four but not five leading primary United States government securities dealers are quoting as described in the prior paragraph, then the CMT Rate for the relevant interest determination date will be based on the average of the bid rates obtained and neither the highest nor the lowest of those quotations will be eliminated.

- If fewer than three leading primary United States government securities dealers selected by the calculation agent are quoting as described above, then the CMT Rate will remain the CMT Rate then in effect on that interest determination date.

Determination of 91-Day Treasury Bill Rate. If a class of securities bears interest at the 91-day Treasury Bill Rate (the "**91-day Treasury Bill Rate**"), the 91-day Treasury Bill Rate for any relevant interest determination date will be the rate equal to the weighted average per annum

discount rate (expressed as a bond equivalent yield and applied on a daily basis) for direct obligations of the United States with a maturity of thirteen weeks ("**91-day Treasury Bills**") sold at the applicable 91-day Treasury Bill auction, as published in H.15(519) or otherwise or as reported by the Department of the Treasury for or on such interest determination date.

In the event that the results of the auctions of 91-day Treasury Bills cease to be published or reported as provided above, or no 91-day Treasury Bill auction is held in a particular week, then the 91-day Treasury Bill Rate in effect as a result of the last such publication or report will remain in effect until such time, if any, as the results of auctions of 91-day Treasury Bills will again be so published or reported or such auction is held, as the case may be.

The 91-day Treasury Bill Rate will be subject to a lock-in period of six New York City business days.

Determination of Prime Rate. If a class of securities bears interest based on the prime rate (the "**Prime Rate**"), the Prime Rate for any relevant interest determination date is the prime rate or base lending rate on that interest determination date, as published in H.15(519), prior to 3:00 p.m., New York City time, on that interest determination date under the heading "Bank Prime Loan."

The calculation agent will observe the following procedures if the Prime Rate cannot be determined as described above:

- If the rate described above is not published in H.15(519) prior to 3:00 p.m., New York City time, on the relevant interest determination date, unless the calculation is made earlier and the rate was available from that source at that time, then the Prime Rate will be the rate for that interest determination date, as published in H.15 Daily Update or another recognized electronic source for displaying such rate opposite the caption "Bank Prime Loan."

- If the above rate is not published in either H.15(519), H.15 Daily Update or another recognized electronic source for displaying such rate by 3:00 p.m., New York City time, on the relevant interest determination date, then the calculation agent will determine the Prime Rate to be the average of the rates of interest publicly announced by each bank that appears on the Reuters Screen designated as "USPRIME1" as that bank's prime rate or base lending rate as in effect on that interest determination date.

- If fewer than four rates appear on the Reuters Screen USPRIME1 page on the relevant interest determination date, then the Prime Rate will be the average of the prime rates or base lending rates quoted, on an Actual/360 basis, as of the close of business on that interest determination date by three major banks in New York City selected by the calculation agent.

- If the banks selected by the calculation agent are not quoting as mentioned above, then the Prime Rate will remain the prime rate then in effect on that interest determination date.

Determination of Auction Rate. If any class of securities bears interest based on an auction rate, the auction rate will be determined as described in "*Certain Information Regarding the Securities—Auction Rate Securities*" in this prospectus.

Determination of Other Indices. If any class of reset rate securities are reset on a reset date to pay in floating rate mode based on a non-U.S. Dollar currency other than Pounds Sterling or Euros, the calculation agent, in consultation with the remarketing agents, will select an appropriate alternative interest rate index that satisfies the rating agency condition. In addition, the related prospectus supplement may also set forth additional interest rate indices and accrual methods that may be applicable for any class of reset rate securities.

Day-Count Basis; Interest Rate Change Dates; Interest Rate Determination Dates. For any class of securities that bears interest at a LIBOR-based rate, interest due for any accrual period generally will be determined on an Actual/360 basis. If a class of securities bears interest at a fixed rate and is denominated in U.S. Dollars, interest due for any accrual period generally will be determined on a 30/360 basis. If a class of reset rate securities bears interest at a floating rate that is not LIBOR-based and/or is denominated in a currency other than U.S. Dollars, the remarketing agents, in consultation with the calculation agent, will set forth the applicable day-count basis for the related reset period as specified in the related prospectus supplement and in the written notice sent to the reset rate securityholders on the related remarketing terms determination date. The applicable day count basis will be determined in accordance with prevailing market conventions and existing market conditions, but generally will be limited to 30/360, Actual/360, Actual/365 (Fixed), Actual/Actual (Accrual Basis), Actual/Actual (Payment Basis) and Actual/Actual (ISMA).

For any class of securities that bears interest at a LIBOR-based rate, the related interest rate determination dates will be LIBOR Determination Dates, as described under "—*Determination of LIBOR*" in this prospectus. For any class of reset rate securities, if such class bear interest at a floating rate, the remarketing agents, in consultation with the calculation agent, and in accordance with prevailing market conventions and existing market conditions, will set forth the applicable dates, or intervals between dates, on which the applicable rate of interest will be determined, and the related dates on which such interest rates will be changed during each related accrual period during a reset period, as part of the written notice sent to the reset rate securityholders on the related remarketing terms determination date and as set forth in the related prospectus supplement.

Auction Rate Securities

Unless otherwise specified in the related prospectus supplement, the interest rate for the auction rate securities will be reset at the interest rate determined pursuant to the auction procedures described below. Interest on the auction rate securities will be determined on the basis specified in the related prospectus supplement. Unless otherwise specified in the related prospectus supplement, interest and, if applicable, principal on the auction rate securities will be payable on the first business day following the expiration of each accrual period for the auction rate securities.

Determination of Interest Rates. The procedures that will be used in determining the interest rates on the auction rate securities are summarized in the following paragraphs.

The interest rate on each class of auction rate securities will be determined periodically by means of a "**Dutch auction**." In a Dutch auction, investors and potential investors submit orders through an eligible broker-dealer as to the principal amount of auction rate securities they wish to buy, hold or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent. The auction agent processes all orders submitted by all eligible broker-dealers and determines the interest rate for the upcoming accrual period. The broker-dealers are notified by the auction agent of the interest rate for the upcoming accrual period and are provided with settlement instructions relating to purchases and sales of auction rate securities. Auction rate securities will be purchased and sold between investors and potential investors at a price equal to their then-outstanding principal balance plus any accrued interest. An auction agent for the auction rate securities will be appointed by the indenture trustee under the indenture. In addition, the indenture trustee will also appoint one or more broker-dealers for one or more classes of auction rate securities from time to time. The auction agent fees and broker-dealer fees per year will be set out in the related prospectus supplement.

In the auction, the following types of orders may be submitted:

- "**bid/hold order**," an order that specifies the minimum interest rate that a current investor is willing to accept in order to continue to hold auction rate securities for the upcoming accrual period;

- "**sell order**," an order by a current investor to sell a specified principal amount of auction rate securities, regardless of the upcoming interest rate; and

- "**potential bid order**," an order that specifies the minimum interest rate that a potential investor, or a current investor wishing to purchase additional auction rate securities, is willing to accept in order to buy a specified principal amount of auction rate securities.

If an existing investor does not submit orders with respect to all of its auction rate securities, the investor will be deemed to have submitted a hold order at the new interest rate for that portion of the auction rate securities for which no order has been received.

The following example helps illustrate how the auction procedures are used in determining the interest rate on a class of auction rate securities.

(a)   Assumptions:

1.   Denominations (Units)   = $50,000

2.   Interest period   = 28 days

3.   Principal amount outstanding   = $50 Million (1000 Units)

(b)   Summary of all orders received for the auction:

Bid/Hold Orders	**Sell Orders**	**Potential Bid Orders**
20 Units at 2.90%	100 Units Sell	40 Units at 2.95%
60 Units at 3.02%	100 Units Sell	60 Units at 3.00%
120 Units at 3.05%	<u>200 Units Sell</u>	100 Units at 3.05%
200 Units at 3.10%		100 Units at 3.10%
<u>200 Units at 3.12%</u>	400 Units	100 Units at 3.11%
		100 Units at 3.14%
600 Units		<u>200 Units at 3.15%</u>
		700 Units

The total units under bid/hold orders and sell orders always equal the issue size (in this case 1000 units), less any units held by investors not submitting a bid (in this case 0 units).

(c)   Auction agent organizes orders in ascending order:

Order Number	Number of Units	Cumulative Total (Units)	Interest Rate	Order Number	Number of Units	Cumulative Total (Units)	Interest Rate
1.	20(W)	20	2.90%	7.	200(W)	600	3.10%
2.	40(W)	60	2.95%	8.	100(W)	700	3.10%
3.	60(W)	120	3.00%	9.	100(W)	800	3.11%
4.	60(W)	180	3.02%	10.	200(W)	1000	3.12%
5.	100(W)	280	3.05%	11.	100(L)		3.14%
6.	120(W)	400	3.05%	12.	200(L)		3.15%

_____
(W) Winning Order   (L) Losing Order

Order #10 is the order that clears the market of all available units. All winning orders are awarded the winning rate (in this case, 3.12%) as the interest rate for the next accrual period, at the end of which another auction will be held. Multiple orders at the winning rate are allocated units on a pro rata basis. Regardless of the results of the auction, the interest rate will not exceed the "**maximum rate**" specified under the related prospectus supplement, which will be based on the least of:

- the amount of interest at the auction rate determined pursuant to the auction procedures for the auction rate securities,

- the interest rate ceiling, or

- in certain circumstances, the "**student loan rate**" which is based on the weighted average rates of return on the trust student loans, less specified administrative costs.

The example assumes that a successful auction has occurred, that is, that all sell orders and all bid/hold orders below the new interest rate were fulfilled. However, there may be insufficient potential bid orders to purchase all of the auction rate securities offered for sale. In

these circumstances, the interest rate for the upcoming accrual period will equal the maximum rate. Also, if all of the auction rate securities are subject to hold orders (i.e., each holder of auction rate securities wishes to continue holding its auction rate securities, regardless of the interest rate), the interest rate for the upcoming accrual period will equal the all hold rate as specified in the related prospectus supplement.

If a payment default has occurred, the rate will be the non-payment rate set out in the related prospectus supplement.

Maximum Rate and Interest Carryovers. If the auction rate for a class of auction rate securities is greater than the maximum rate, then the interest rate applicable to those auction rate securities will be the maximum rate.

In such event, if the interest rate for a class of auction rate securities is set at the student loan rate, the excess of:

- the lower of:

  - the amount of interest at the auction rate determined pursuant to the auction procedures for the auction rate securities, and

  - the amount of interest at the maximum rate which would have been applied if the maximum rate had not been capped by the student loan rate,

  over

- the student loan rate

will be carried over for that class of auction rate securities. If there are insufficient bid orders to purchase all of the auction rate securities of a class of auction rate securities offered for sale in an auction and the interest rate for that class of auction rate securities is set at the student loan rate, the excess of:

- the maximum rate which would have been applied if the maximum rate had not been capped by student loan rate, over

- the student loan rate

will be carried over for that class of auction rate securities. The carryover amount will bear interest calculated at one-month LIBOR. The ratings of the securities do not address the payment of carryover amounts or interest accrued on carryover amounts.

The carryover amount for any class of auction rate securities plus any interest accrued thereon will be allocated to the auction rate securities on a Distribution Date to the extent of available funds in the manner described in the related prospectus supplement. Any carryover amount and interest accrued on the carryover amount so allocated will be paid to the registered owner on the record date with respect to which the carryover amount accrued on the immediately succeeding auction rate Distribution Date.

Changes in Auction Period. The broker-dealers may, from time to time, change the length of the auction period for a class of auction rate securities in order to conform with then-current market practice with respect to similar securities or to accommodate economic and financial factors that may affect or be relevant to the length of the auction period and the interest rate borne by the auction rate securities. The broker-dealers will initiate the auction period adjustment by giving written notice to the indenture trustee, the auction agent, each rating agency and the registered owners of the securities at least 10 days prior to the auction date for the securities. Any adjusted auction period will be at least 7 days but not more than 270 days. The auction period adjustment will take effect only if approved by the broker-dealers and if the auction agent receives orders sufficient to complete the auction for the new auction period at a rate of interest below the maximum rate.

Changes in the Auction Date. The broker-dealers may specify a different auction date for a class of auction rate securities in order to conform with then current market practice with respect to similar securities or to accommodate economic and financial factors that may affect or be relevant to the day of the week constituting an auction date for the auction rate securities. The broker-dealers will provide notice of their determination to specify a different auction date in writing at least 10 days prior to the proposed changed auction date to the indenture trustee, the administrator, the auction agent, each rating agency and the registered owner.

Reset Rate Securities

The applicable currency and interest rate for a class of reset rate securities will be reset from time to time in a currency and at an interest rate determined using the procedures described below.

Interest. Interest will be payable on the reset rate securities on each applicable Distribution Date as set forth in the related prospectus supplement. Unless otherwise specified in the related prospectus supplement, interest on a class of reset rate securities during any reset period when they bear a fixed rate of interest will accrue daily and will be computed based on:

- if a class of reset rate securities is denominated in U.S. Dollars, a 30/360 basis; or

- if a class of reset rate securities is denominated in a currency other than U.S. Dollars, generally, an Actual/Actual (ISMA) basis or such other day-count convention as will be set forth in the related remarketing terms determination date notice and in the related prospectus supplement.

Interest on a class of reset rate securities during any reset period when they bear a floating rate of interest based on three-month LIBOR will accrue daily and will be computed on an Actual/360 basis.

Interest on a class of reset rate securities during any reset period when they bear a floating rate of interest based on LIBOR, GBP-LIBOR, EURIBOR or another index may be computed on a different basis and use a different interval between interest rate determination dates.

Interest on a class of reset rate securities during any reset period when they bear an interest rate determined pursuant to the auction procedures will be computed as described under "—*Auction Rate Securities*" in this prospectus.

Except for the initial accrual period, an accrual period during any reset period when any class of reset rate securities bears interest at a floating rate, including both U.S. Dollar and non-U.S. Dollar-denominated securities, will begin on the last applicable Distribution Date and end on the day before the next applicable Distribution Date. Accrual periods when a class of reset rate securities is denominated in U.S. Dollars and bears interest at a fixed rate will begin on the last applicable Distribution Date and end on the day before the next applicable Distribution Date, or as otherwise specified in the related prospectus supplement. Accrual periods and Distribution Dates for payments of interest during any reset period when a class of reset rate securities bears a fixed rate of interest and is denominated in a currency other than U.S. Dollars may be a period consisting of a month, a quarter, a half of a year or a year, as specified in the related prospectus supplement and, with respect to a remarketing, in the related remarketing terms determination date notice as described under "—*Reset Periods*" in this prospectus.

Principal. In general, payments of principal will be made or allocated to any class of reset rate securities on each Distribution Date in the amount and payment priorities as set forth in the related prospectus supplement. During any reset period, a class of reset rate securities may be structured not to receive a payment of principal until the end of the reset period. If a class of reset rate securities is structured in this manner, amounts that otherwise would have been paid to the reset rate securityholders of that class as principal will instead be deposited into an accumulation account established for that class. Those funds will remain in the accumulation account until the next reset date (unless there occurs, prior to that reset date, an optional purchase of the remaining trust student loans by the master servicer (or any party specified in the related prospectus supplement) or a successful auction of the remaining trust student loans by the indenture trustee). On each reset date, the issuing entity will pay as a distribution of principal all amounts, less any investment earnings, on deposit in the accumulation account, including any amounts deposited into the accumulation account on that reset date, to the reset rate securityholders of such class, or, if the reset rate securities are then denominated in a currency other than U.S. Dollars, to the related swap counterparty for payment to the reset rate securityholders of such class.

Reset Periods. During the initial reset period for each class of reset rate securities, interest will be payable on each Distribution Date at the interest rates shown in the related prospectus supplement. A "**reset date**" is a date on which a class of reset rate securities may be reset with respect to the currency mode, interest rate mode and/or the interest rate and each period in between the reset dates is referred to as a "**reset period**". All reset dates will occur on a Distribution Date, and each reset period will end on the day before the next reset date. No reset date may occur after the related maturity date for the applicable class of reset rate securities.

The applicable currency and interest rate on each class of reset rate securities will be reset as of each reset date as determined by:

- the remarketing agents, in consultation with the administrator, with respect to the length of the reset period, the currency, i.e., U.S. Dollars, Pounds Sterling, Euros

or another currency, whether the interest rate is fixed or floating and, if floating, the applicable interest rate index, the day-count convention, the interest rate determination dates, the interval between interest rate change dates during each accrual period, and the related all-hold rate, if applicable; and

- the remarketing agents with respect to the determination of the fixed rate of interest or spread to the chosen interest rate index, as applicable.

In the event that a class of reset rate securities is reset to pay (or continues to pay) in a currency other than U.S. Dollars, the reset rate securities are said to be in "**foreign exchange mode**" . In such case, the administrator will be responsible for arranging, on behalf of the issuing entity, the required currency swaps to hedge, in whole or in part, against the currency exchange risks that result from the required payment to the reset rate securityholders in a currency other than U.S. Dollars and, together with the remarketing agents, for selecting one or more eligible swap counterparties. In the event that a class of reset rate securities is reset to bear or continues to bear a fixed rate of interest, the administrator will be responsible for arranging, on behalf of the issuing entity, the required interest rate swaps to hedge the basis risk that results from the payment of a fixed rate of interest on the reset rate securities and, together with the remarketing agents, for selecting one or more eligible swap counterparties. See "—*Fixed Rate Mode*" in this prospectus. The spread for each reset period will be determined in the manner described under "—*Spread Determination Date*" in this prospectus.

Each reset period will be no less than three months and will always end on the day before a Distribution Date. The applicable Distribution Dates when holders will receive interest and/or principal payments will be determined by the remarketing agents, in consultation with the administrator, on the applicable remarketing terms determination date in connection with the establishment of each reset period.

Absent a failed remarketing, holders that wish to be repaid on a reset date will be able to obtain a 100% repayment of principal by tendering their reset rate securities pursuant to the remarketing process, provided that tender is deemed mandatory when a class of reset rate securities is denominated in a currency other than U.S. Dollars during either the then-current or the immediately following reset period, as more fully discussed below.

Interest on each class of reset rate securities during each reset period after the initial reset period will accrue and be payable either:

- at a floating interest rate, in which case such reset rate securities are said to be in *floating rate mode,* or

- at a fixed interest rate, in which case such reset rate securities are said to be in *fixed rate mode,*

in each case as determined by the remarketing agents, in consultation with the administrator and in accordance with the remarketing agreement and the applicable remarketing agency agreement.

Remarketing Terms Determination Date. The initial reset date for each class of reset rate securities will be as set forth in the related prospectus supplement. On a date that is at least eight business days prior to each reset date, which notice date is referred to as the "**remarketing terms determination date**, " unless notice of the exercise of the call option described below has already been given, the remarketing agents will notify the related reset rate securityholders whether tender is deemed mandatory or optional as described under "—*Tender of Reset Rate Securities; Remarketing Procedures*" in this prospectus. In consultation with the administrator, the remarketing agents will also establish the following terms for the reset rate securities on or prior to the remarketing terms determination date, which terms will be applicable during the upcoming reset period:

- the weighted average life of that class of reset rate securities under several assumed prepayment scenarios;

- the name and contact information of the remarketing agents;

- the next reset date and reset period;

- the applicable minimum denomination and additional increments;

- if two or more classes of reset rate securities are successfully remarketed on the same reset date, whether there will be any change in their relative priorities with respect to the right to receive payments of principal;

- the interest rate mode, i.e., fixed rate or floating rate;

- the applicable currency;

- if in foreign exchange mode, the identities of the eligible swap counterparties from which bids will be solicited;

- if in foreign exchange mode, the applicable Distribution Dates on which interest and principal will be paid to the applicable reset rate securityholders, if other than quarterly;

- whether the applicable class will be structured to amortize periodically or to receive a payment of principal only at the end of the related reset period (as will be the case generally, but not exclusively, wherever such class bears a fixed rate of interest);

- if in floating rate mode, the applicable interest rate index or whether such rate will be determined pursuant to the auction procedures;

- if in floating rate mode, the interval between interest rate change dates;

- if in floating rate mode, the applicable interest rate determination date;

- if in fixed rate mode, the applicable fixed rate pricing benchmark;

- if in fixed rate mode, the identities of the eligible swap counterparties from which bids will be solicited;

- if in floating rate mode, whether there will be a related swap agreement and if so the identities of the eligible swap counterparties from which bids will be solicited;

- if the floating rate mode is an auction rate, the auction period and the identity of the broker-dealer(s) and auction agent(s);

- the applicable interest rate day-count basis;

- the related all-hold rate, if applicable; and

- the principal payment priority of the applicable class, if it will differ from that previously in effect.

Any interest rate mode other than a floating rate based on LIBOR or a commercial paper rate will require satisfaction of the "**rating agency condition.**" which means ~~the written confirmation or reaffirmation, as the case may be, from each rating agency then rating the securities that any intended action will not result in the downgrade or withdrawal of its then-current rating of any class of securities~~, with respect to any event or circumstance and each rating agency, either (a) written confirmation by such rating agency that the occurrence of such event or circumstance will not cause it to downgrade or withdraw its rating assigned to any of the notes or (b) that such rating agency shall have been given notice of such event or circumstance at least ten days prior to the occurrence of such event or circumstance (or, if ten days' advance notice is impracticable, as much advance notice as is practicable) and such rating agency shall not have issued any written notice that the occurrence of such event or circumstance will cause it to downgrade or withdraw its rating assigned to any class of the notes.

The remarketing agents will communicate this information by written notice, through DTC, Euroclear and Clearstream, Luxembourg, as applicable, to the holders of the applicable class of reset rate securities, the indenture trustee and the rating agencies on the related remarketing terms determination date.

If a class of reset rate securities is denominated in U.S. Dollars during the then-current reset period and will continue to be denominated in U.S. Dollars during the immediately following reset period, on each remarketing terms determination date, the remarketing agents, in consultation with the administrator, will establish the related all-hold rate, as described below. In this event, the reset rate securityholders of that class will be given not less than two business days to choose whether to hold their reset rate securities by delivering a hold notice to the remarketing agents, in the absence of which their reset rate securities will be deemed to have been tendered. See "—*Tender of Reset Rate Securities; Remarketing Procedures*" in this prospectus. If a class of reset rate securities is in foreign exchange mode either during the then-current reset period or will be reset to foreign exchange mode on the immediately following reset date, the related securityholders will be deemed to have tendered their reset rate securities on the

related reset date, regardless of any desire by such holders to retain their ownership thereof, and no all-hold rate will be applicable.

If applicable, the all-hold rate will be the minimum rate of interest that will be effective for the upcoming reset period. If the rate of interest using the spread or fixed rate of interest established on the spread determination date, defined below, is higher than the all-hold rate, all securityholders who delivered a hold notice agreeing to be subject to the all-hold rate will be entitled to the higher rate of interest for the upcoming reset period. However, if 100% of the securityholders elect to hold their reset rate securities for the next reset period, the related reset rate will be the all-hold rate.

If the remarketing agents, in consultation with the administrator, are unable to determine the terms set forth above that are required to be established on the applicable remarketing terms determination date, then, unless the holder of the call option chooses to exercise its call option, a failed remarketing will be declared on the related spread determination date, all holders will retain their securities regardless of any desire to tender their securities or any mandatory tender of their securities, the failed remarketing rate as previously determined in the related prospectus supplement will apply, and a reset period of three months will be established as described under "—*Failed Remarketing*" in this prospectus.

In addition, unless notice of the exercise of the related call option has already been given, the administrator, not less than fifteen nor more than thirty calendar days prior to any remarketing terms determination date, will provide the required notices as described under "—*Tender of Reset Rate Securities; Remarketing Procedures*" in this prospectus.

Call Option. Each class of reset rate securities will be, as of each reset date, subject to a call option, held by JPMorgan Chase Bank or one of its affiliates, for 100% of that class of reset rate securities, exercisable at a price equal to 100% of the principal balance of that class of reset rate securities, less all amounts distributed to the related securityholders as a payment of principal, plus any accrued and unpaid interest through the applicable reset date. The call option may be exercised by JPMorgan Chase Bank or such affiliate by giving notice to the administrator of its exercise of the option. This notice may be given at any time during the period beginning on the first day following the Distribution Date immediately preceding the next applicable reset date until the related spread determination date or upon the declaration of a failed remarketing if declared prior to such date. If exercised, the purchase under the call option will be made effective as of the related reset date. Once notice is given, the holder of the call option may not rescind its exercise of such call option.

If a call option is exercised, the interest rate for the related class of reset rate securities following the reset date of the purchase under the call option will be:

- if no swap agreement was in effect for that class during the previous reset period, the floating rate applicable for the most recent reset period during which the failed remarketing rate was not in effect; or

- if one or more swap agreements were in effect for that class during the previous reset period, a three-month LIBOR-based rate equal to the weighted average of

the floating rates of interest that the issuing entity paid to the related swap counterparties during the preceding reset period.

In addition, a reset period of three months will be established, at the end of which the purchaser under the call option may either remarket that class pursuant to the remarketing procedures set forth below or retain that class for one or more successive three-month reset periods at the existing interest rate.

The interest rate will continue to apply for each subsequent reset period while the holder of an exercised call option retains the related class of reset rate securities.

Spread Determination Date. Three business days prior to the related reset date, which is referred to as the "**spread determination date**," the remarketing agents will set the applicable spread above or below the applicable index, with respect to reset rate securities that will be in floating rate mode during the next reset period, or applicable fixed rate of interest, with respect to reset rate securities that will be in fixed rate mode during the next reset period, in either case, at a rate that, in the reasonable opinion of the remarketing agents, will enable all of the tendered reset rate securities to be remarketed by the remarketing agents at 100% of the principal balance of that class of reset rate securities. Also, if applicable, the administrator and the remarketing agents will select from the bids received from the eligible swap counterparty or counterparties, with which the issuing entity will enter into swap agreements to hedge basis and/or currency risks for the next related reset period. If a class of reset rate securities is to be reset into foreign exchange mode, the exchange rate for the applicable currency to be issued on the next reset date, the related extension rate and related failed remarketing rate for the upcoming reset period will be determined pursuant to the terms of the related currency swap agreement. If required for the immediately following reset period, on or before the related spread determination date, the administrator will arrange for new or additional securities identification codes to be obtained as described under "—*Reset Rate Securities—Identification Numbers*" in this prospectus.

In addition, on each spread determination date, the remarketing agents will send a written notice to DTC, Euroclear and Clearstream, Luxembourg, as applicable, with instructions to distribute such notice to its related participants in accordance with DTC's, Euroclear's and Clearstream, Luxembourg's respective procedures, the indenture trustee, the exchange then listing the applicable securities, and the rating agencies setting forth the applicable spread or fixed rate of interest, as the case may be, any applicable currency exchange rate, and, if applicable, the identity of any swap counterparty or counterparties, including the floating rate (or rates) of interest to be due to each selected swap counterparty on each Distribution Date during the upcoming reset period as well as the extension rate and failed remarketing rate, if applicable.

Timeline: The following chart shows a timeline of the remarketing process:

Timing	Event
Thirty to Fifteen Calendar Days Prior to Remarketing Terms Determination Date	(Administrator to provide notices to clearing agencies specifying the identity of the remarketing agents and whether tender of the related securities is voluntary or mandatory)
At Least Eight Business Days Prior to Reset Date	REMARKETING TERMS DETERMINATION DATE (Notices sent to reset rate securityholders stating the new terms of the reset rate securities, including the related all hold rate, if applicable)
Six Business Days Prior to Reset Date	NOTICE DATE (Hold notices due from reset rate securityholders, if applicable, or they are deemed to have tendered their reset rate securities; remarketing agents determine the amount of remarketed reset rate securities available for sale)
Three Business Days Prior to Reset Date	SPREAD DETERMINATION DATE (Based on market conditions, the spread or fixed rate is determined by the remarketing agents for the next reset period or a failed remarketing is declared; identity of any swap counterparty (or counterparties) is determined; last date that the call option may be exercised; and if in foreign exchange mode, the outstanding principal balance of the related class of reset rate securities in the related non-U.S. Dollar currency, the applicable currency exchange rate, the related extension rate and the related failed remarketing rate for the next reset period will be determined)
Reset Date	RESET DATE (New terms of the remarketed reset rate securities become effective; swap agreement for previous reset period terminates; new swap agreement for next reset period becomes effective; payments are made to tending securityholders of U.S. Dollar- denominated notes; any interest rate swap agreement for the previous reset period terminates)
Two Business Days After Reset Date	SPECIAL RESET PAYMENT DATE (Payments to tendering securityholders of non-U.S. Dollar-denominated securities; any currency swap agreement for the previous reset period terminates)



97

Failed Remarketing. There will be a failed remarketing if:

- the remarketing agents cannot determine the applicable required reset terms (other than the related spread or fixed rate) on the related remarketing terms determination date;

- the remarketing agents cannot establish the required spread or fixed rate on the related spread determination date;

- either sufficient committed purchasers cannot be obtained for all tendered reset rate securities at the spread or fixed rate set by the remarketing agents, or any committed purchasers default on their purchase obligations (and the remarketing agents choose not to purchase those reset rate securities themselves);

- one or more interest rate and/or currency swap agreements satisfying all required criteria cannot be obtained, if applicable as described under "—*Foreign Exchange Mode,* " "—*Floating Rate Mode*" and "—*Fixed Rate Mode*" in this prospectus;

- the issuing entity is unable to obtain a favorable tax opinion with respect to certain tax-related matters;

- certain conditions specified in the related remarketing agreement are not satisfied; or

- any rating agency then rating the securities has not confirmed or upgraded its then-current ratings of any class of securities, if such confirmation is required.

In the event a failed remarketing is declared with respect to a class of reset rate securities that are denominated in U.S. Dollars:

- all holders of that class will retain their reset rate securities (including in all deemed mandatory tender situations);

- the related interest rate will be reset to a failed remarketing rate of three-month LIBOR plus the related spread;

- the related reset period will be three months; and

- any existing interest rate swap agreement will be terminated in accordance with its terms.

In the event a failed remarketing is declared with respect to any class of reset rate securities that are denominated in a currency other than U.S. Dollars:

- all holders of that class will retain their reset rate securities;

- that class will remain denominated in the then-current non-U.S. Dollar currency;

- each existing currency swap agreement will remain in effect and each currency swap counterparty will be entitled to receive quarterly interest payments from the issuing entity at an increased LIBOR-based rate, which is referred to in this prospectus as the "**extension rate**;"

- the issuing entity will be entitled to receive from each currency swap counterparty, for payment to the applicable reset rate securityholders, quarterly floating rate interest payments at the specified failed remarketing rate; and

- the related reset period will be three months.

If there is a failed remarketing of a class of reset rate securities, the related holders of that class will not be permitted to exercise any remedies as a result of the failure of their class of reset rate securities to be remarketed on the related reset date.

Foreign Exchange Mode. A class of reset rate securityholders will always receive payments during a reset period in the currency in which the related class was originally denominated on the closing date with respect to the initial reset period and on the related reset date with respect to subsequent reset periods. As of the closing date with respect to the initial reset period, and as of any subsequent reset date, if a class of reset rate securities are to be reset in foreign exchange mode on that reset date, the administrator, on behalf of the issuing entity, will enter into one or more currency swap agreements with one or more eligible swap counterparties:

- to hedge the currency exchange risk that results from the required payment of principal and interest by the issuing entity in the applicable currency during the upcoming reset period;

- to pay additional interest accrued between the reset date and the special reset Distribution Date as described below, at the applicable interest rate and in the applicable currency for that class of reset rate securities from and including the related reset date to but excluding the second business day after the related reset date; and

- to facilitate the exchange to the applicable currency of all secondary market trade proceeds from a successful remarketing, or proceeds from the exercise of the call option, on the applicable reset date.

Under any currency swap agreement between the issuing entity and one or more swap counterparties, each related swap counterparty will be obligated to pay to the issuing entity or a paying agent on behalf of the issuing entity, as applicable:

- on the effective date of such currency swap agreement for the related reset date, the U.S. Dollar equivalent of all secondary market trade proceeds received from purchasers of the related class of reset rate securities using the exchange rate established on the effective date of such currency swap agreement or, with respect to the initial currency swap agreement, the U.S. Dollar equivalent of all proceeds

received on the closing date from the sale of the related class using the exchange rate set forth in the initial currency swap agreement, as described in the related prospectus supplement;

- on or before each Distribution Date, (1) the rate of interest on the related class of reset rate securities multiplied by the outstanding principal balance of the related class of reset rate securities denominated in the applicable currency and (2) the currency equivalent of the U.S. Dollar amount such swap counterparty concurrently receives from the issuing entity as a payment of principal allocated to the related class of reset rate securities, including, on the maturity date for the related class of reset rate securities, if a currency swap agreement is then in effect, the remaining outstanding principal balance of the related class of reset rate securities, but only to the extent that the required U.S. Dollar equivalent amount is received from the issuing entity on such date, using the exchange rate established on the applicable effective date of the currency swap agreement;

- with respect to a Distribution Date that is also a reset date, other than for Distribution Dates during a reset period following a reset date upon which a failed remarketing has occurred, up to and including the reset date resulting in a successful remarketing or an exercise of the call option, additional interest at the applicable interest rate and in the applicable currency for the related class of reset rate securities from and including the related reset date to but excluding the second business day after the related reset date; and

- on the reset date corresponding to a successful remarketing or an exercise of the call option of the related class of reset rate securities, the currency equivalent of all U.S. Dollar secondary market trade proceeds or proceeds from the exercise of the call option received as of that reset date, as applicable, using the exchange rate established on the effective date of the applicable currency swap agreement for that reset date.

In return, each related swap counterparty will receive from the issuing entity:

- on the effective date of such currency swap agreement for the related reset date, all secondary market trade proceeds received from purchasers of the related class of reset rate securities in the applicable currency;

- on or before each Distribution Date, (1) an interest rate of three-month LIBOR plus or minus a spread, as determined from the bidding process described below, multiplied by that swap counterparty's pro rata share, as applicable, of the U.S. Dollar equivalent of the outstanding principal balance of the related class of reset rate securities, and (2) that swap counterparty's pro rata share of all payments of principal in U.S. Dollars that are allocated to the related class of reset rate securities; provided that if so provided in the related prospectus supplement, all principal payments allocated to such securities on any Distribution Date will be deposited into the related accumulation account and paid to each related swap counterparty on or about the next reset date (including all amounts required to be

deposited in the related accumulation account on the related reset date), but excluding all investment earnings thereon; and

- on the reset date corresponding to a successful remarketing or an exercise of the call option of the related class of reset rate securities, all U.S. Dollar secondary market trade proceeds or proceeds from the exercise of the call option, as applicable, received (1) through the remarketing agents from the purchasers of the related class of reset rate securities being remarketed, if in U.S. Dollars; (2) from the new swap counterparty or counterparties pursuant to the related currency swap agreements for the upcoming reset period, if in a currency other than U.S. Dollars; or (3) from the holder of the call option, as applicable.

All such currency swap agreements will terminate, generally, on the earliest to occur of:

- the next reset date resulting in a successful remarketing;

- the purchase of all outstanding reset rate securities on a reset date, following the exercise of a call option;

- the Distribution Date on which the outstanding principal balance of the related class of reset rate securities is reduced to zero, excluding for such purpose all amounts on deposit in the related accumulation account; and

- the maturity date of the related class of reset rate securities.

Any applicable currency swap agreement may also terminate as a result of the optional purchase of the trust student loans by the master servicer (or another party specified in the related prospectus supplement) or an auction of the trust student loans by the related indenture trustee. No currency swap agreement will terminate solely due to the declaration of a failed remarketing.

In determining the counterparty or counterparties to the required currency swap agreements, the remarketing agents, in consultation with the administrator, will solicit bids regarding the LIBOR-based interest rate, extension rate and other terms from at least three eligible swap counterparties and will, on or before the spread determination date, select the lowest of these bids to provide the currency swap agreements. If the lowest bidder specifies a notional amount that is less than the outstanding principal balance of the related class of reset rate securities, the remarketing agents, in consultation with the administrator, may select more than one eligible swap counterparty, but only to the extent that such additional eligible swap counterparties have provided the next lowest received bid or bids, and the issuing entity will enter into more than one currency swap agreement to fully hedge the then-outstanding principal balance of the related class of reset rate securities.

The terms of all currency swap agreements must satisfy the rating agency condition. The inability to obtain any required currency swap agreement, either as a result of the failure to satisfy the rating agency condition or otherwise, will, in the absence of an exercise of the call option, result in the declaration of a failed remarketing on the related reset date; provided that, if the remarketing agents, in consultation with the administrator, on or before the remarketing

terms determination date, determine that it is unlikely that currency swap agreements satisfying the above criteria will be obtainable on the related reset date, the related class of reset rate securities must be reset to U.S. Dollars on the related reset date. No new currency swap agreements will be entered into by the issuing entity for the applicable reset period following an exercise of the call option.

If the related class of reset rate securities is currently in foreign exchange mode or is to be reset to a foreign exchange mode, it will be deemed to be tendered mandatorily by the holders thereof on the related reset dates. Affected reset rate securityholders desiring to retain some or all of their reset rate securities will be required to repurchase such reset rate securities through the remarketing agents. Such reset rate securityholders may not be allocated their desired amount of securities as part of the remarketing process. In addition, with respect to reset dates where the related class of reset rate securities are to be reset to the same non-U.S. Dollar currency as during the previous reset period, the aggregate principal balance of the related class of reset rate securities following a successful remarketing may be higher or lower than that of the previous reset period. This will occur as a result of fluctuations in the related currency exchange rates from one reset date to the next.

If a Distribution Date for that class of reset rate securities denominated in a foreign currency coincides with a reset date, due to time zone differences and for purposes of making payments through Euroclear and Clearstream, Luxembourg, all principal payments and any remaining interest payments due from the issuing entity will be made to the related reset rate securityholders on or before the second business day following such Distribution Date, sometimes referred to in this prospectus as the "**special reset payment date**." Under the currency swap agreement for such reset period, the reset rate securityholders will be entitled to receive such amounts plus approximately two additional business days of interest at the interest rate for the prior reset period in the applicable non-U.S. Dollar currency calculated for the period from and including the related reset date to but excluding the second business day following such reset date.

However, if a currency swap agreement is terminated, the issuing entity will not pay to the related securityholders interest for those additional days. In addition, for any reset period following a reset date upon which a failed remarketing has occurred, up to and including the reset date resulting in a successful remarketing or an exercise of the call option for that class of reset rate securities as described below, payments of interest and principal to the related reset rate securityholders will be made on the special reset payment date without the payment of any additional interest. Following the termination of a currency swap agreement, the issuing entity, in consultation with the administrator, will attempt to enter into a substitute currency swap agreement with similar currency exchange terms in order to obtain sufficient funds to provide for an open market purchase of the amount of the applicable currency needed to make the required payments.

In the event no currency swap agreement is in effect on any applicable Distribution Date or related reset date when payments are required to be made, the issuing entity will be obligated to engage in a spot currency transaction to exchange U.S. Dollars at the current exchange rate for the applicable currency in order to make payments of interest and principal on the applicable class of reset rate securities in that currency.

In addition, the indenture will require that, on each reset date that involves a mandatory tender, the issuing entity obtains a favorable opinion of counsel with respect to certain tax-related matters; however, prospective purchasers are strongly encouraged to consult with their tax advisors as to the tax consequences to them of purchasing, owning or disposing of a class of reset rate securities.

Floating Rate Mode. If a class of reset rate securities is to be reset in U.S. Dollars and to bear a floating rate of interest, then, during the related reset period, it will bear interest at a per annum rate equal to the applicable interest rate index, plus or minus the applicable spread, as determined on the related spread determination date.

In addition, if the remarketing agents, in consultation with the administrator, determine that it would be in the best interest of the issuing entity, based on then-current market conditions during any reset period when a class of reset rate securities bears a floating rate of interest, or if otherwise required to satisfy the rating agency condition, the issuing entity will enter into one or more swap agreements with eligible swap counterparties for the next reset period to hedge some or all of the basis risk. In exchange for providing payments to the issuing entity at the applicable interest rate index plus the related spread, each swap counterparty will be entitled to receive on each Distribution Date a payment from the issuing entity equal to three-month LIBOR, or such other interest rate index as set forth in the related prospectus supplement, plus or minus a spread, which must satisfy the rating agency condition. The remarketing agents, in consultation with the administrator, generally will use the procedures set forth under "—*Foreign Exchange Mode*" in this prospectus in the selection of the related swap counterparties and the establishment of the applicable spread to three-month LIBOR, or such other interest rate index as set forth in the related prospectus supplement.

Principal payments on a class of reset rate securities in floating rate mode generally will be made on each applicable Distribution Date. However, if so provided in the related prospectus supplement, principal payments may be allocated to a related accumulation account in the manner described under "—*Fixed Rate Mode*" in this prospectus.

Fixed Rate Mode. If a class of reset rate securities is to be reset in U.S. Dollars and to bear a fixed rate of interest, then the applicable fixed rate of interest for the related reset period will be determined on the related spread determination date by adding:

- the applicable spread as determined by the remarketing agents on the related spread determination date; and

- the yield to maturity on the spread determination date of the applicable fixed rate pricing benchmark, selected by the remarketing agents, as having an expected weighted average life based on a scheduled maturity at the next reset date, which would be used in accordance with customary financial practice in pricing new issues of asset-backed securities of comparable average life, provided, that the remarketing agents will establish such fixed rate equal to the rate that, in the reasonable opinion of the remarketing agents, will enable all of the tendered reset rate securities to be remarketed by the remarketing agents at 100% of their

outstanding principal balance. However, such fixed rate of interest will in no event be lower than the related all-hold rate, if applicable.

Interest on a class of reset rate securities during any reset period when the class bears a fixed rate of interest and is denominated in U.S. Dollars will be computed on a 30/360 basis unless the related prospectus supplement states otherwise. Interest on the related class of reset rate securities during any reset period when the class bears a fixed rate of interest and is denominated in a currency other than U.S. Dollars generally will be calculated on an Actual/Actual (ISMA) basis or such other day-count convention as is established on the related remarketing terms determination date or in the related prospectus supplement. Such interest will be payable on each Distribution Date at the applicable fixed rate of interest, as determined on the spread determination date, during the related reset period.

Principal on a class of reset rate securities during any reset period when the class bears a fixed rate of interest, both when the class is denominated in U.S. Dollars and when in foreign exchange mode, generally is not payable on Distribution Dates. Instead, principal that would be payable on a Distribution Date will be allocated to that class of reset rate securities and deposited into the related accumulation account, where it will remain until the next reset date for that class, unless there occurs prior to the related reset date (but not earlier than the initial reset date), an optional termination of the issuing entity, an optional purchase of the remaining trust student loans by the master servicer (or any party specified in the related prospectus supplement) or a successful auction of the remaining trust student loans by the indenture trustee. When the class is denominated in U.S. Dollars, all amounts then on deposit in the related accumulation account, less any investment earnings, including any allocation of principal made on the same Distribution Date, will be distributed as a payment of principal on that reset date to the reset rate securityholders, as of the related record date. When a class is in foreign exchange mode, such amounts will be distributed on or about such reset date to the related swap counterparty, in exchange for the equivalent amount in the applicable non-U.S. Dollar currency to be paid to the related holders on that reset date, subject to any delay in payments through the applicable European clearing agencies.

However, in the event that on any Distribution Date the amount, less any investment earnings, on deposit in the related accumulation account would equal the outstanding principal balance, or if in foreign exchange mode, the U.S. Dollar equivalent thereof, of the related class of reset rate securities, then no additional amounts will be deposited into the related accumulation account, and all amounts therein, less any investment earnings, will be distributed on the next related reset date to the related holders, or if in foreign exchange mode, on or about such reset date to the related swap counterparty, in exchange for the equivalent amount in the applicable non-U.S. Dollar currency to be paid to related holders on or about that reset date. On such reset date, the principal balance of related class of reset rate securities will be reduced to zero. Amounts, less any investment earnings, on deposit in the related accumulation account may be used only to pay principal on the related class of reset rate securities, or to make payments to the related swap counterparty, but solely in exchange for the equivalent amount in the applicable non-U.S. Dollar currency at the currency exchange rate set forth in the related currency swap agreement, and for no other purpose. All investment earnings on deposit in the related accumulation account will be withdrawn on each Distribution Date and deposited into the collection account.

The indenture trustee, subject to sufficient available funds therefor, will deposit into the supplemental interest account an amount as described in the related prospectus supplement.

In addition, if a class of reset rate securities is to be remarketed to bear interest at a fixed rate, the issuing entity will enter into one or more interest rate swap agreements with eligible swap counterparties on the related reset date, as applicable, to facilitate the issuing entity's ability to pay interest at a fixed rate, and such interest rate swap will be made as part of any required currency swap agreement as described in "—*Foreign Exchange Mode*" in this prospectus. Each such interest rate swap agreement will terminate, generally, on the earliest to occur of:

- the next succeeding reset date, if the related class of reset rate securities is then denominated in U.S. Dollars, or the next succeeding reset date resulting in a successful remarketing, if that class is then in foreign exchange mode;

- the related reset date of an exercise of the call option;

- the Distribution Date on which the outstanding principal balance of the related class of reset rate securities is reduced to zero, including as the result of the optional purchase of the remaining trust student loans by the master servicer (or any party specified in the related prospectus supplement) or an auction of the trust student loans by the related indenture trustee; and

- the maturity date of the related class of reset rate securities.

No interest rate swap agreement with respect to a class of reset rate securities then in foreign exchange mode will terminate solely due to the declaration of a failed remarketing. Each interest rate swap agreement must satisfy the rating agency condition. No new interest rate swap agreement will be entered into by the issuing entity for any reset period where the call option has been exercised. The remarketing agents, in consultation with the administrator, generally will use procedures similar to those set forth under "—*Foreign Exchange Mode*" in this prospectus in the selection of the related swap counterparties and the establishment of the applicable spread to three-month LIBOR, or such other interest rate index as set forth in the related prospectus supplement.

In exchange for providing a payment equal to interest at the fixed rate due to a class of reset rate securities, the related swap counterparty will be entitled to receive on each Distribution Date a payment from the issuing entity, as a trust swap payment, in an amount based on three-month LIBOR, or such other interest rate index as set forth in the related prospectus supplement, plus or minus a spread, as determined from the bidding process described under "—*Foreign Exchange Mode*" in this prospectus.

Tender of Reset Rate Securities; Remarketing Procedures. On the date specified in the related prospectus supplement, the issuing entity, the administrator and the remarketing agents named therein will enter into a remarketing agreement for the remarketing of the reset rate securities by the remarketing agents. The administrator, in its sole discretion, may change the remarketing agents or designate a lead remarketing agent for the reset rate securities for any reset

period at any time on or before the related remarketing terms determination date. In addition, the administrator will appoint one or more additional remarketing agents, if necessary, for a reset date when a class of reset rate securities will be remarketed in a currency other than U.S. Dollars. Furthermore, a remarketing agent may resign at any time provided that no resignation may become effective on a date that is later than 15 business days prior to a remarketing terms determination date.

Unless notice of the exercise of the related call option has already been given, the administrator, not less than fifteen nor more than thirty calendar days prior to any remarketing terms determination date, will:

- inform DTC, Euroclear and Clearstream, Luxembourg, as applicable, of the identities of the applicable remarketing agents and (1) if the applicable class of reset rate securities is denominated in U.S. Dollars in both the then-current and immediately following reset period, that such class of securities is subject to automatic tender on the reset date unless a holder elects not to tender its particular reset rate securities, or (2) if the applicable class of reset rate securities is then in, or to be reset in, foreign exchange mode, that such class of securities is subject to mandatory tender by all of the holders thereof, and

- request that DTC, Euroclear and Clearstream, Luxembourg, as applicable, notify its participants of the contents of the notice given to DTC, Euroclear and Clearstream, Luxembourg, as applicable, the notices to be given on the remarketing terms determination date and the spread determination date, and the procedures that must be followed if any beneficial owner of a reset rate security wishes to retain its securities or any procedures to be followed in connection with a mandatory tender of such securities, each as described below.

This will be the only required notice given to holders prior to a remarketing terms determination date and with respect to the procedures for electing not to tender or regarding a mandatory tender of a class of reset rate securities. If DTC, Euroclear and Clearstream, Luxembourg, as applicable, or its respective nominee is no longer the holder of record of the related class of reset rate securities, the administrator will establish procedures for the delivery of any such notice to the related securityholders.

On each remarketing terms determination date, the issuing entity, the administrator and the remarketing agents will enter into a remarketing agency agreement that will set forth certain terms of the remarketing described under "—*Remarketing Terms Determination Date*" in this prospectus, and on the related spread determination date, unless a failed remarketing is declared, 100% of the related securityholders have delivered a hold notice, or an exercise of the related call option has occurred, such remarketing agency agreement will be supplemented to include the other required terms of the related remarketing described under "—*Spread Determination Date*" in this prospectus.

On the reset date that commences each reset period, if the reset rate securities are not subject to mandatory tender, each reset rate security will be automatically tendered, or deemed tendered, to the relevant remarketing agent for remarketing by such remarketing agent on the

reset date at 100% of its outstanding principal balance, unless the holder, by delivery of a hold notice, if applicable, elects not to tender its reset rate security. If the related class of reset rate securities are held in book-entry form, 100% of the outstanding principal balance of such class will be paid in accordance with the standard procedures of DTC, which currently provide for payments in same-day funds or procedures of Euroclear and Clearstream, Luxembourg which, due to time zone differences, will be required to provide for payment of principal and interest due on the related Distribution Date approximately two business days following the reset date, and, with respect to each reset date, other than for any reset period following a reset date upon which a failed remarketing has occurred, up to and including the reset date resulting in a successful remarketing or an exercise of the call option, additional interest at the applicable interest rate and in the applicable non-U.S. Dollar currency from and including the related reset date to but excluding the second business day following such reset date. Beneficial owners that tender their reset rate securities through a broker, dealer, commercial bank, trust company or other institution, other than the remarketing agent, may be required to pay fees or commissions to such institution. If a beneficial owner has an account at a remarketing agent and tenders its reset rate securities through that account, the beneficial owner will not be required to pay any fee or commission to the remarketing agent.

If applicable, the hold notice must be received by a remarketing agent during the period commencing on the remarketing terms determination date and ending on the notice date. To ensure that a hold notice is received on a particular day, the beneficial owner must direct its broker or other designated direct or indirect participant to give the hold notice before the broker's cut-off time for accepting instructions for that day. Different firms may have different cutoff times for accepting instructions from their customers. Accordingly, beneficial owners should consult the brokers or other direct or indirect participants through which they own their interests in the reset rate securities for the cut-off times for those brokers or participants. A delivered hold notice will be irrevocable, but will be subject to a mandatory tender of the reset rate securities pursuant to any exercise of the call option. If a hold notice is not timely received for any reason by a remarketing agent on the notice date, the beneficial owner of a class of reset rate securities will be deemed to have elected to tender such security for remarketing by the relevant remarketing agent. All of the reset rate securities of the applicable class, whether or not tendered, will bear interest upon the same terms.

The remarketing agents will attempt, on a reasonable efforts basis, to remarket the tendered reset rate securities at a price equal to 100% of the aggregate principal balance so tendered. There can be no assurance that the remarketing agents will be able to remarket the entire principal balance of the reset rate securities tendered in a remarketing. The obligations of the remarketing agents will be subject to conditions and termination events customary in transactions of this type, including conditions that all of the securities subject to remarketing in fact were not called, none of the securities have been downgraded or put under review by the applicable rating agencies, no events of default with respect to the securities have occurred, and no material adverse change in the issuing entity's financial condition has occurred between the remarketing terms determination date and the reset date. If the call option is not timely exercised and the remarketing agents are unable to remarket some or all of the tendered reset rate securities and, in their sole discretion, elect not to purchase those reset rate securities, then the remarketing agents will declare a failed remarketing, all holders will retain their securities, the related reset

period will be fixed at three months, and the related interest rate will be set at the related failed remarketing rate.

The remarketing agents will have the option, but not the obligation, to purchase any reset rate securities tendered that they are not able to remarket. No securityholder or beneficial owner of any reset rate security will have any rights or claims against any remarketing agent as a result of the remarketing agents' not purchasing that reset rate security.

Each of the remarketing agents, in its individual or any other capacity, may buy, sell, hold and deal in the reset rate securities. Any remarketing agent may exercise any vote or join in any action which any beneficial owner of the reset rate securities may be entitled to exercise or take with like effect as if it did not act in any capacity under the remarketing agency agreement. Any remarketing agent, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the issuing entity, the depositor, the servicer or the administrator as freely as if it did not act in any capacity under the remarketing agency agreement.

Each of the remarketing agents will be entitled to receive a fee from amounts on deposit in the remarketing fee account in connection with their services rendered for each reset date. The remarketing agents also will be entitled to reimbursement from the issuing entity, on a subordinate basis, or from the administrator, if there are insufficient available funds on the related Distribution Date, for certain expenses associated with each remarketing. The fees associated with each successful remarketing and certain out-of-pocket expenses with respect to each reset date will be payable generally from amounts on deposit from time to time in the remarketing fee account. Unless otherwise specified in a related prospectus supplement, on each Distribution Date that is one year or less prior to a reset date, amounts will be deposited into the remarketing fee account, prior to the payment of interest on any class of securities, in an amount as specified in the related prospectus supplement. If the amount on deposit in the remarketing fee account, after the payment of any remarketing fees there from, exceeds the reset period target amount as specified in the related prospectus supplement, such excess will be withdrawn on the Distribution Date immediately following the related reset date and deposited into the collection account. In addition, all investment earnings on deposit in the remarketing fee account will be withdrawn on the next Distribution Date and deposited into the collection account. The related prospectus supplement will specify any additional amounts that may be withdrawn from the remarketing fee account.

Distributions

Beginning on the Distribution Date specified in the related prospectus supplement, the paying agent will make distributions of principal and interest on each class of securities, if applicable.

CREDIT ENHANCEMENT AND OTHER SUPPORT; DERIVATIVE AGREEMENTS

The related prospectus supplement will describe the amounts and types of credit or cash flow enhancement arrangements for each series. If provided in the related prospectus supplement, credit or cash flow enhancement may take the form of:

- subordination of one or more classes of securities,

- reserve accounts,

- capitalized interest accounts,

- cash capitalization or cash collateral accounts,

- supplemental interest accounts,

- investment premium purchase accounts,

- investment reserve accounts,

- overcollateralization,

- letters of credit, or credit or liquidity facilities;

- pool insurance policies,

- financial guarantee insurance policies or surety bonds,

- repurchase bonds,

- interest rate swap agreements, currency swap agreements, cap agreements, floor agreements, collar agreements (each as described below), or

- any combination of the foregoing.

The presence of a reserve account, if any, and other forms of credit or liquidity enhancement is intended to enhance the likelihood of receipt by the securityholders of the full amount of distributions when due and to decrease the likelihood that the securityholders will experience losses.

Credit enhancement will not provide protection against all risks of loss and will not guarantee repayment of all distributions. If losses occur which exceed the amount covered by any credit enhancement or which are not covered by any credit enhancement, securityholders will bear their allocable share of deficiencies, as described in the related prospectus supplement. In addition, if a form of credit enhancement covers more than one series of securities, securityholders of any of those series will be subject to the risk that the credit enhancement will be exhausted by the claims of securityholders of other series.

The related prospectus supplement will provide a more detailed description of the type and the provider of credit enhancement and derivative arrangement, if any.

Subordination of Securities

If specified in the related prospectus supplement one or more classes of securities of a series may be subordinate securities. The rights of the holders of subordinate securities to receive distributions of principal and interest on any Distribution Date will be subordinate, to the extent provided in the related prospectus supplement, to those rights of the holders of senior securities. The related prospectus supplement will set forth information concerning the amount of subordination of a class or classes of subordinate securities in a series, the circumstances in which that subordination will be applicable and the manner, if any, in which the amount of subordination will be affected.

Reserve Accounts

If specified in the related prospectus supplement, the ~~depositor~~issuing entity may deposit cash on the closing date into a reserve account maintained by the indenture trustee for the purpose of providing additional funds to make payments due on the securities. The related prospectus supplement will describe how amounts in any reserve account will be available to cover shortfalls in payments due on the securities. It will also describe how amounts on deposit in the reserve account in excess of the required reserve account balance specified in the related prospectus supplement will be distributed to securityholders.

Capitalized Interest Accounts

If specified in the related prospectus supplement, the ~~depositor~~issuing entity may deposit cash or Eligible Investments on the closing date into a capitalized interest account maintained by the indenture trustee for the purpose of providing additional available funds to pay interest on the securities for a limited time period following the closing date. Any amount remaining in the capitalized interest account at the end of such limited time period will be remitted as specified in the related prospectus supplement.

Cash Capitalization or Cash Collateral Accounts

If specified in the related prospectus supplement, the ~~depositor~~issuing entity may be required to deposit cash into a cash capitalization or cash collateral account maintained by the indenture trustee for the purpose of assuring the availability of funds to pay interest on the securities. Amounts in the cash capitalization or cash collateral account will be remitted as specified in the related prospectus supplement.

Supplemental Interest Accounts

If specified in the related prospectus supplement and with respect to one or more classes of reset rate securities, on each applicable Distribution Date, the indenture trustee, the administrator or the paying agent, subject to sufficient available funds therefor, will deposit into one or more supplemental interest accounts an amount specified in the related prospectus supplement for the purpose of providing additional available funds to pay interest on the reset

rate securities. Amounts in the supplemental interest account will be remitted as specified in the related prospectus supplement.

Investment Premium Purchase Accounts

If specified in the related prospectus supplement and with respect to one or more classes of reset rate securities, on each applicable Distribution Date, the indenture trustee, the administrator or the paying agent, subject to sufficient available funds therefor, will deposit an amount specified in the related prospectus supplement into the investment premium purchase account which may be utilized to purchase Eligible Investments at a price greater than par. Amounts in the investment premium purchase account will be remitted as specified in the related prospectus supplement.

Investment Reserve Accounts

If specified in the related prospectus supplement and with respect to one or more classes of reset rate securities, amounts may be required to be deposited into an investment reserve account to offset the effect of a downgrade of Eligible Investments in a related accumulation account. Such amounts will be funded on each applicable Distribution Date, to the level necessary to satisfy the rating agency condition, subject to a maximum amount, prior to any distributions of principal to classes of subordinate securities. If there are insufficient available funds following any such deposit, principal payments to subordinate securities may be delayed.

Overcollateralization

If specified in the related prospectus supplement, subordination provisions of an issuing entity may be used to accelerate, to a limited extent, the amortization of one or more classes of securities relative to the amortization of the related trust student loans. The accelerated amortization is achieved by the application of excess interest to the payment of principal of one or more classes of securities. This acceleration feature creates overcollateralization, which is the excess of the total principal balance of the related trust student loans over the principal balance of the related class or classes of securities. This acceleration may continue for the life of the related securities, or may be limited. In the case of limited acceleration, once the required level of overcollateralization is reached, the limited acceleration feature may cease, unless necessary to maintain the required level of overcollateralization.

Letters of Credit, or Credit or Liquidity Facilities

If any component of credit enhancement as to the securities of a series is to be provided by a letter of credit or line of credit or other liquidity facility, a bank will deliver to the indenture trustee an irrevocable letter of credit or funding commitment, as applicable. The letter of credit or line of credit or other liquidity facility may provide direct coverage with respect to the trust student loans. The bank or other financial institution that delivered the letter of credit or line of credit or other liquidity facility, as well as the amount available thereunder with respect to each component of credit enhancement, will be provided in the related prospectus supplement. If so provided in the related prospectus supplement, the letter of credit or line of credit or other liquidity facility may permit draws only in the event of certain types of losses and shortfalls. The amount available under the letter of credit or line of credit or other liquidity facility will, in all

cases, be reduced to the extent of any unreimbursed payments thereunder and may otherwise be reduced as described in the related prospectus supplement. The letter of credit or line of credit or other liquidity facility will expire on the expiration date set forth in the related prospectus supplement, unless earlier terminated or extended in accordance with its terms.

Pool Insurance Policies

If specified in the related prospectus supplement, a pool insurance policy for the trust student loans may be obtained. The pool insurance policy will cover any loss (subject to the limitations described in the related prospectus supplement) by reason of default to the extent a related trust student loan is not covered by any guarantor. The amount and principal terms of any pool insurance coverage will be set forth in the related prospectus supplement. All required disclosure regarding the provider of such policy will be presented in the related prospectus supplement.

Financial Guarantee Insurance Policies or Surety Bonds

If specified in the related prospectus supplement, credit enhancement may be provided in the form of a financial guarantee insurance policy or a surety bond issued by an insurer specified in such prospectus supplement. All required disclosure regarding the provider of such policy or bond will be presented in the related prospectus supplement.

Repurchase Bonds

If specified in the related prospectus supplement, the sellers, the depositor or the master servicer will be obligated to reacquire or purchase any trust student loan (up to an aggregate dollar amount specified in the related prospectus supplement) for which insurance coverage is denied due to dishonesty, misrepresentation or fraud in connection with the origination, sale or servicing of such trust student loan. This obligation may be secured by a surety bond guaranteeing payment of the amount to be paid by the sellers, the depositor or the master servicer.

Derivative Agreements

If so specified in the related prospectus supplement, the related issuing entity will enter into, or obtain an assignment of, one or more interest rate and/or currency swap agreements, cap agreements, floor agreements and/or collar agreements pursuant to which the issuing entity will have the right to receive particular payments of interest or foreign currency, as set forth or determined in the related derivative agreement and as described in the related prospectus supplement. The related prospectus supplement will describe the material terms of each such derivative agreement and the particular risks associated with the derivative feature, including market and credit risk, the effect of counterparty defaults and other risks, if any, addressed by the rating of the applicable class of securities. The related prospectus supplement also will set forth information relating to the applicable significance estimate and significance percentage (as such terms are defined in Regulation AB), and, to the extent required, the corporate status, ownership and credit quality of the counterparty or counterparties to each such derivative agreement in accordance the provisions of Regulation AB.

To the extent specified in the related prospectus supplement, when a class of securities bears interest at a fixed rate or based on a floating rate index that differs from the floating rate index on the trust student loans, the issuing entity may enter into one or more interest rate swap agreements with eligible swap counterparties to hedge the basis risk that results from a mismatch between the interest rate on the applicable class of securities and that on the trust student loans. In the case of an interest rate swap agreement, the issuing entity will make payments to the swap counterparty based on a floating rate index and the swap counterparty will make payments to the issuing entity based on either a fixed rate (if the related class of securities bears a fixed rate of interest) or a different floating rate (if the related class of securities bears interest based on a floating rate index that differs from the floating rate index on the trust student loans), in each case based on either a scheduled notional amount or a notional amount equal to the actual balance of the related class of securities or trust student loans, as applicable.

To the extent specified in the related prospectus supplement, when a class of securities is to be denominated in a currency other than U.S. Dollars, the issuing entity will enter into one or more currency swap agreements with eligible swap counterparties to hedge against currency exchange and basis risks. In the case of a currency swap agreement, the issuing entity will pay amounts in U.S. Dollars to the swap counterparty in exchange for amounts in the foreign currency of one or more classes of securities, based on a specified currency exchange rate and either a scheduled notional amount or a notional amount equal to the actual balance of the related class of securities or trust student loans, as applicable.

To the extent specified in the related prospectus supplement, the issuing entity may enter into one or more cap agreements with eligible counterparties to hedge against interest rates rising above a specified cap. In the case of a cap agreement, the issuing entity will pay the counterparty a fee in exchange for the counterparty making payments to the issuing entity when the interest rate on one or more classes of securities or a specified interest rate index exceeds the interest rate cap specified in the cap agreement, based on either a scheduled notional amount or a notional amount equal to the actual balance of the related class of securities or trust student loans, as applicable.

To the extent specified in the related prospectus supplement, the issuing entity may enter into one or more floor agreements with eligible counterparties to hedge against interest rates falling below a specified floor. In the case of a floor agreement, the issuing entity will pay the counterparty a fee in exchange for the counterparty making payments to the issuing entity when a specified interest rate index relating to the trust student loans falls below the interest rate floor specified in the floor agreement, based on either a scheduled notional amount or a notional amount equal to the actual balance of the related class of securities or trust student loans, as applicable.

To the extent specified in the related prospectus supplement, the issuing entity may enter into one or more collar agreements with eligible counterparties to hedge against interest rates rising above a specified cap or falling below a specified floor. In the case of a collar agreement, the issuing entity will pay the counterparty a fee in exchange for the counterparty making payments to the issuing entity when the specified interest rate exceeds the specified interest rate cap or falls below the specified interest rate floor, in each case based on either a scheduled

notional amount or a notional amount equal to the actual balance of the related class of securities or trust student loans, as applicable.

BOOK-ENTRY REGISTRATION

Investors in securities in book-entry form may, directly or indirectly, hold their securities through DTC in the United States or, if so provided in the related prospectus supplement, through Clearstream, Luxembourg or Euroclear.

Cede & Co., as nominee for DTC, will hold one or more global notes and certificates. Unless the related prospectus supplement provides otherwise, Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositories, which in turn will hold these positions in the depositories' names on the books of DTC. Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg participants and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg participants or Euroclear participants, on the other, will be effected at DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depository; however, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with DTC participants will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Credits for any transactions in the securities settled during this processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC. For additional information regarding clearance and settlement procedures for the securities, and for information on tax documentation procedures relating to the securities, see Appendix B, which is hereby incorporated into this prospectus.

DTC is a limited purpose trust company organized under the laws of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under Section 17A of the

Securities Exchange Act of 1934. DTC was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between those participants through electronic book-entries, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, including Euroclear and Clearstream, Luxembourg. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Securityholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, securities held through DTC may do so only through participants and indirect participants. Securityholders will receive all distributions of principal and interest from the indenture trustee, the paying agent or the owner trustee, through participants and indirect participants. Under a book-entry format, securityholders may experience some delay in their receipt of payments, since payments will be forwarded by the issuing entity to DTC's nominee. DTC will forward those payments to its participants, which will forward them to indirect participants or securityholders. Securityholders will not be recognized by the applicable trustee as noteholders or certificateholders under the indenture or trust agreement, as applicable, and securityholders will be permitted to exercise the rights of securityholders only indirectly through DTC and its participants.

Under the rules, regulations and procedures creating DTC and affecting its operations, DTC is required to make book-entry transfers of securities among participants on whose behalf it acts with respect to the securities and to receive and transmit principal and interest payments on the securities. Participants and indirect participants with which securityholders have accounts with respect to the securities are likewise required to make book-entry transfers and receive and transmit payments of principal and interest on the securities on behalf of their customers. Accordingly, although securityholders will not possess securities, the DTC rules provide a mechanism by which participants will receive payments and will be able to transfer their interests.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a securityholder to pledge securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to the securities, may be limited since securityholders will not possess physical certificates for their securities.

DTC has advised the depositor that it will take any action that a securityholder is permitted to take under the indenture or trust agreement, only at the direction of one or more participants to whose DTC accounts the securities are credited. DTC may take conflicting actions on undivided interests to the extent that those actions are taken on behalf of participants whose holdings include undivided interests.

Except as required by law, neither the administrator nor the applicable trustee for any issuing entity will have any liability for the records relating to payments or the payments themselves, made on account of beneficial ownership interests of the securities held by DTC's nominee, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Clearstream, Luxembourg is organized under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participants and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg participants through electronic book-entry changes in accounts of Clearstream, Luxembourg participants. Thus, the need for physical movement of certificates is eliminated. Transactions may be settled in Clearstream, Luxembourg in numerous currencies, including U.S. Dollars. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant, either directly or indirectly.

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in numerous currencies, including U.S. Dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. The Euroclear System is operated by Euroclear.

All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks, central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to securities held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the

extent received by its depositary. These distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See "*U.S. Federal Income Tax Consequences*" in this prospectus. Clearstream, Luxembourg or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a securityholder under the agreement on behalf of a Clearstream, Luxembourg participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect these actions on its behalf through DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to these procedures to facilitate transfers of securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform these procedures. The procedures may therefore be discontinued at any time.

Reset Rate Securities

Form and Denomination. Interests in the reset rate securities will be represented by one or more of the following types of global securities:

- for reset rate securities denominated in U.S. Dollars, a global note certificate held through DTC (each, a "**U.S. global note certificate**"); or

- for reset rate securities denominated in a non-U.S. Dollar currency, a global note certificate held through a European clearing system (each, a "**non-U.S. global note certificate**").

On or about the closing date for the issuance of any class of reset rate securities, the administrator on behalf of the issuing entity will deposit:

- a U.S. global note certificate for each class of reset rate securities with the applicable DTC custodian, registered in the name of Cede & Co., as nominee of DTC; and

- one or more corresponding non-U.S. global note certificates with respect to each class of reset rate securities with the applicable foreign custodian, as common depositary for Euroclear and Clearstream, Luxembourg, registered in the name of a nominee selected by the common depositary for Euroclear and Clearstream, Luxembourg.

On each reset date, the aggregate outstanding principal balance of that class of reset rate securities will be allocated to one of the three global note certificates, either of which may, as of that reset date, be reduced to zero or represent 100% of the aggregate outstanding principal balance of that class of reset rate securities, depending on whether that class of reset rate securities is in U.S. Dollars (in which case a U.S. global note certificate is used) or in a currency other than U.S. Dollars (in which case a non-U.S. global note certificate is used).

At all times the global note certificates will represent the outstanding principal balance, in the aggregate, of the related class of reset rate securities. At all times, with respect to each class

of reset rate securities, there will be only one U.S. and one non-U.S. global note certificate for such reset rate securities.

Investors may hold their interests in a class of reset rate securities represented by a U.S. global note certificate only (1) directly through DTC participants, or (2) indirectly through organizations which are participants in the European clearing systems which themselves hold positions in such U.S. global note certificate through DTC. DTC will record electronically the outstanding principal balance of each class of reset rate securities represented by a U.S. global note certificate held within its system. DTC will hold interests in a U.S. global note certificate on behalf of its account holders through customers' securities accounts in DTC's name on the books of its depositary.

Investors may hold their interests in a class of reset rate securities represented by a non-U.S. global note certificate only (1) directly through the European clearing systems, or (2) indirectly through organizations which themselves are participants in the European clearing systems. The European clearing systems will record electronically the outstanding principal balance of each class of reset rate securities represented by a non-U.S. global note certificate held within their respective systems. The European clearing systems will hold interests in the non-U.S. global note certificate on behalf of their account holders through customers' securities accounts in the European clearing systems' respective names on the books of their respective depositaries.

Interests in the global note certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC, Euroclear and Clearstream, Luxembourg as applicable, and their respective direct and indirect participants.

Because of time zone differences, payments to reset rate securityholders that hold their positions through a European clearing system will be made on the business day following the applicable Distribution Date, or for securities denominated in a currency other than U.S. Dollars, on the special reset payment date as described in this prospectus, as the case may be, in accordance with customary practices of the European clearing systems. No payment delay to reset rate securityholders holding U.S. Dollar-denominated reset rate securities clearing through DTC will occur on any Distribution Date or on any reset date, unless, as set forth above, those securityholders' interests are held indirectly through participants in European clearing systems.

The reset rate securities will be issued in minimum denominations and additional increments set forth in the related prospectus supplement, and may be held and transferred, and will be offered and sold, in principal balances of not less than their applicable minimum denomination set forth in the related prospectus supplement. The applicable minimum denominations and additional increments can be reset only in circumstances where all holders are deemed to have tendered or have mandatorily tendered their securities. On each related reset date, a schedule setting forth the required terms of the related class of reset rate securities for the immediately following reset period will be deposited with the DTC custodian for any U.S. global note certificate and with the foreign custodian for any non-U.S. global note certificate.

Identification Numbers. Each related issuing entity will apply to DTC for acceptance in its book-entry settlement systems of each class of reset rate securities denominated in U.S.

Dollars and/or will apply to Euroclear and Clearstream, Luxembourg for acceptance in their respective book-entry settlement systems of each class of reset rate securities denominated in a currency other than U.S. Dollars. Each class of reset rate securities will have the CUSIP numbers, ISINs and European Common Codes, as applicable, set forth in the related prospectus supplement.

On or following each reset date (other than a reset date on which the then-current holders of U.S. Dollar-denominated reset rate securities had the option to retain their reset rate securities, but less than 100% of such securityholders delivered hold notices), on which either a successful remarketing has occurred or the related call option has been exercised (and not previously exercised on the immediately preceding related reset date), each clearing system will cancel the then-current identification numbers and assign new identification numbers, which the administrator will obtain for each class of reset rate securities. In addition, each global note certificate will be issued with a schedule attached setting forth the terms of the applicable class of reset rate securities for its initial reset period, which will be replaced on the related reset date to set forth the required terms for the immediately following reset period.

Payments of principal, interest and any other amounts payable under each global note certificate will be made to or to the order of the relevant clearing system's nominee as the registered holder of such global note certificate.

Due to time zone differences and to ensure that a failed remarketing has not occurred, during any reset period when a class of reset rate securities is denominated in a currency other than U.S. Dollars, payments required to be made to tendering securityholders on a related reset date for which there has been a successful remarketing (or exercise of the related call option), in the amount of the aggregate outstanding principal balance of the applicable class of reset rate securities (together with all amounts due from the issuing entity as payments of interest and principal, if any, on the related Distribution Date), will be made through the European clearing systems on the second business day following the related reset date, together with additional interest at the applicable interest rate and in the applicable non-U.S. Dollar currency from and including the related reset date to but excluding the second business day following such reset date (but only to the extent such interest payments are actually received from the related swap counterparties). Purchasers of such reset rate securities will be credited with their positions on the applicable reset date with respect to positions held through DTC or on the second business day with respect to positions held through the European clearing systems.

Except with respect to a related reset date, the issuing entity expects that the nominees, upon receipt of any such payment, will immediately credit the relevant clearing system's participants' accounts with payments in amounts proportionate to their respective interests in the principal balance of the relevant global note certificates as shown on the records of such nominee. The issuing entity also expects that payments by clearing system participants to owners of interests in such global note certificates held through such clearing system participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such clearing system participants and none of the issuing entity, the administrator, any registrar, the indenture trustee, any remarketing agent, any transfer agent or any paying agent will have any responsibility or liability for any

delay in such payments from participants, except as shown above with respect to reset date payment delays. None of the issuing entity, the administrator, any registrar, the indenture trustee, any remarketing agent, any transfer agent or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the global note certificates or for maintaining, supervising or reviewing any records relating to such ownership interests.

Non-U.S. Dollar-Denominated Securities

Securities denominated in non-U.S. Dollar currencies are expected to be delivered in book-entry form through the facilities of Clearstream, Luxembourg and Euroclear against payment in immediately available funds in the applicable foreign currency. Non-U.S. Dollar-denominated securities will be issued as one or more global notes registered in the name of a common depositary for Clearstream, Luxembourg, and Euroclear, as the operator of the Euroclear System. Investors may hold book-entry interests in these global notes through organizations that participate, directly or indirectly, in Clearstream, Luxembourg and/or Euroclear. Book-entry interests in non-U.S. Dollar-denominated securities and all transfers relating to such non-U.S. Dollar-denominated securities will be reflected in the book-entry records of Clearstream, Luxembourg and Euroclear.

The distribution of non-U.S. Dollar-denominated securities will be cleared through Clearstream, Luxembourg and Euroclear. Any secondary market trading of book-entry interests in the non-U.S. Dollar-denominated securities will take place through participants in Clearstream, Luxembourg and Euroclear and will settle in same-day funds.

Owners of book-entry interests in non-U.S. Dollar-denominated securities will receive payments relating to their securities in the related non-U.S. Dollar currency. Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor's interest in securities held by them. Neither the depositor, the sellers, the issuing entity nor the underwriters have any responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. The depositor does not supervise these systems in any way.

Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interests in non-U.S. Dollar-denominated securities will not be entitled to have the securities registered in their names, will not receive or

be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture governing the securities, including for purposes of receiving any reports delivered by the depositor or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a non-U.S. Dollar-denominated security must rely on the procedures of the relevant clearing system and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of securities.

It is expected that investors that hold their non-U.S. Dollar-denominated securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures that are applicable to eurobonds in registered form. Non-U.S. Dollar-denominated securities will be credited to the securities custody accounts of Clearstream, Luxembourg and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

It is expected that that secondary market trading between Clearstream, Luxembourg and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear. Secondary market trading will be settled using procedures applicable to eurobonds in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving non-U.S. Dollar-denominated securities through Clearstream, Luxembourg and Euroclear on business days in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

Clearstream, Luxembourg and Euroclear will credit payments to the cash accounts of their respective participants in accordance with the relevant system's rules and procedures, to the extent received by the common depositary. Clearstream, Luxembourg or Euroclear, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of non-U.S. Dollar-denominated securities among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Definitive Securities

The notes and the certificates of a given series will be issued in fully registered, certificated form to noteholders or certificateholders or their nominees, rather than to DTC or its nominee, only if:

- the administrator advises the applicable indenture trustee in writing that DTC is not willing or able to discharge its responsibilities as depository for the securities and the administrator is unable to locate a successor;

- the administrator, at its option, elects to terminate the book-entry system through DTC; or

- after the occurrence of an event of default, a master servicer default or an administrator default, investors holding a majority of the outstanding principal amount of the notes or the certificates, advise the indenture trustee through DTC in writing that the continuation of a book-entry system through DTC or a successor is no longer in the best interest of the holders of these securities.

Upon the occurrence of any event described above, the applicable indenture trustee will be required to notify all applicable securityholders, through DTC participants, of the availability of definitive securities. When DTC surrenders the definitive securities, the applicable indenture trustee will reissue to the securityholders the corresponding securities as definitive securities upon receipt of instructions for re-registration. From then on, payments of principal and interest on the definitive securities will be made by the applicable indenture trustee, in accordance with the procedures set forth in the related indenture or trust agreement, directly to the holders of definitive securities in whose names the definitive securities were registered at the close of business on the applicable record date specified in the related prospectus supplement. Payments will be made by check mailed to the address of each holder as it appears on the register maintained by the applicable indenture trustee.

However, the final payment on any definitive security will be made only upon presentation and surrender of that definitive security at the office or agency specified in the notice of final distribution.

Definitive securities will be transferable and exchangeable at the offices of the applicable trustee or transfer agent or of a registrar named in a notice delivered to holders of definitive securities. No service charge will be imposed for any registration of transfer or exchange, but the applicable trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed.

LIST OF SECURITYHOLDERS

Holders of the notes of a series evidencing at least 25% of the outstanding notes may, by written request to the applicable indenture trustee, obtain a list of all noteholders for communicating with other noteholders regarding their rights under the related indenture or the notes. The indenture trustee may elect not to give the noteholders access to the list if it agrees to mail the desired communication or proxy, for and at the expense of the requesting noteholders, to all noteholders of that series.

Three or more certificateholders of any series or one or more holders of certificates of that series evidencing at least 25% of the outstanding principal balance of those certificates may, by written request to the owner trustee, obtain access to the list of all certificateholders for the

purpose of communicating with other certificateholders regarding their rights under the related trust agreement or the certificates.

REPORTS TO SECURITYHOLDERS

On each Distribution Date, the administrator will provide to securityholders of record as of the record date a statement containing substantially the same information as is required to be provided on the periodic report to the indenture trustee, the paying agent and the issuing entity as described under "*Servicing and Administration—Statements to Indenture Trustee, Paying Agent and Issuing Entity*" in this prospectus. Those statements will be filed with the SEC during the period required by Rule 15d-1 under the Securities Exchange Act of 1934. The statements provided to securityholders will not constitute financial statements prepared in accordance with generally accepted accounting principles and will not be audited.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year, the ~~trustee~~administrator will mail to each person, who at any time during that calendar year was a securityholder and who received a payment from that issuing entity, a statement containing certain information to enable it to prepare its federal income tax return. See "*U.S. Federal Income Tax Consequences*" in this prospectus.

CERTAIN LEGAL ASPECTS OF THE STUDENT LOANS

Transfer of Student Loans

Each of the sellers will intend that the transfer of the trust student loans by it to the depositor will constitute a valid assignment of an ownership interest in those loans for purposes of the applicable Uniform Commercial Code (the "**UCC**"). The depositor intends that the transfer of the trust student loans by it to the eligible lender trustee on behalf of each issuing entity will constitute a valid assignment of an ownership interest in those loans for purposes of the UCC. Nevertheless, if the transfer of the trust student loans by a seller to the depositor, or the transfer of those loans by the depositor to the eligible lender trustee, is deemed to be an assignment of collateral as security, then a security interest in the trust student loans may be perfected under the provisions of the Higher Education Act, by filing of notice of the security interest in the manner provided by the applicable UCC, for perfection of security interests in accounts. Accordingly,

- a financing statement or statements covering the trust student loans naming each seller as debtor will be filed under the UCC to protect the interest of the depositor in the event that the transfer by that seller is deemed to be an assignment of collateral as security; and

- a financing statement or statements covering the trust student loans naming the depositor, as debtor, will also be filed under the UCC to protect the interest of the eligible lender trustee in the event that the transfer by the depositor is deemed to be an assignment of collateral as security.

Regardless of whether the transfer of the trust student loans is deemed to be an assignment of an ownership interest or an assignment as security for the benefit of the depositor

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or an issuing entity, there are limited circumstances under the UCC in which prior or subsequent transferees of student loans could have an interest in the trust student loans with priority over the related eligible lender trustee's interest. Substantially all of the trust student loans will be evidenced by "master promissory notes" or consolidation loan "promissory notes" under FFELP. Under the Higher Education Act and the applicable UCC, an assignment of an ownership interest in such loans becomes effective against subsequent purchasers when the assignment is effective between the assignor and the assignee without any requirement for giving public notice of such assignment. Therefore, if the depositor or any seller has previously assigned an ownership interest in a loan to another person, that person will have an ownership interest that will be superior to the security interest of the indenture trustee. These promissory notes do not qualify for the special protections that state law provides for negotiable instruments, and therefore possession of these promissory notes by the eligible lender trustee or its agent will not protect the eligible lender trustee from the claims of a third person with a prior ownership interest. Furthermore, a tax or other government lien on property of the sponsor or the depositor arising before the time a student loan comes into existence may also have priority over the interest of the depositor or the eligible lender trustee in the trust student loans. Under the purchase agreements and transfer agreement, however, each seller or the depositor, as applicable, will warrant that it has transferred student loans to the depositor or the eligible lender trustee free and clear of the lien of any third party. In addition, each seller and the depositor will covenant that it will not sell, pledge, assign, transfer or grant any lien on any student loan held by an issuing entity or any interest in that loan other than to the depositor or the eligible lender trustee.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Also, some state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon lenders who fail to comply with their provisions. The requirements generally do not apply to federally guaranteed student loans. The depositor or an issuing entity, however, may be liable for violations of consumer protection laws that apply to the trust student loans, either as assignee from a seller or the depositor or as the party directly responsible for obligations arising after the transfer. For a discussion of an issuing entity's rights if the trust student loans were not originated or serviced in compliance in all material respects with applicable ~~laws~~law, see "*Transfer and Servicing Agreements—Transfer of Student Loans to the Issuing Entity; Representations and Warranties of the Depositor*" and "*Servicing and Administration—Master Servicer Covenants*" in this prospectus.

Loan Origination and Servicing Procedures Applicable to Student Loans

The Higher Education Act, including the implementing regulations, imposes specific requirements, guidelines and procedures for originating and servicing federally sponsored student loans. Generally, those procedures require that (1) completed loan applications be processed, (2) a determination of whether an applicant is an eligible borrower under applicable standards be made, including a review of a financial need analysis, (3) the borrower's responsibilities under the student loan be explained to him or her, (4) the promissory note evidencing the student loan be executed by the borrower and (5) the student loan proceeds be

disbursed in a specified manner by the lender. After the student loan is made, the lender must establish repayment terms with the borrower, properly administer deferments and forbearances and credit the borrower for payments made on the student loan. If a borrower becomes delinquent in repaying a loan, a lender or its servicing agent must perform collection procedures, primarily telephone calls and demand letters, which vary depending upon the length of time a loan is delinquent.

The master servicer will (or will cause each subservicer to) perform collection and servicing procedures on behalf of the issuing entities. Failure of the master servicer or a subservicer to follow these procedures or failure of the lender of the trust student loans to follow procedures relating to the origination of the trust student loans could result in adverse consequences. Any failure could result in a guarantor's denial of a guarantee claim and/or the Department of Education's refusal to make reinsurance payments to the guarantors or to make interest subsidy payments or special allowance payments to the eligible lender trustee.

Student Loans Generally Not Subject to Discharge in Bankruptcy

Student loans are generally not dischargeable by a borrower in bankruptcy under the U.S. Bankruptcy Code, unless excepting this debt from discharge will impose an undue hardship on the debtor and the debtor's dependents.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is, in the opinion of McKee Nelson LLP, federal tax counsel to the depositor and the issuing entity, a discussion of all material U.S. federal income tax consequences of the purchase, ownership and disposition of the securities. It does not deal with U.S. federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules, and it also does not address U.S. federal income tax and withholding issues relating to the holding of the securities through partnerships or entities treated as partnerships for U.S. federal income tax purposes. Moreover, it does not deal with the U.S. federal income tax consequences to holders who hold the securities as part of a hedging transaction or straddle.

There are no cases or IRS rulings on similar transactions. As a result, the IRS may disagree with all or a part of the discussion below. Prospective investors should consult their tax advisors as to the federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of the securities.

The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), the Treasury regulations promulgated thereunder and judicial or ruling authority. These authorities are all subject to change, which change may be retroactive.

Each issuing entity will be provided with an opinion of federal tax counsel regarding the U.S. federal income tax matters discussed below. An opinion of federal tax counsel, however, is not binding on the IRS or the courts. No ruling on any of the issues discussed below will be sought from the IRS.

For purposes of this summary, references to the issuing entity, the securities and related terms, parties and documents refer, unless described differently in this prospectus, to each issuing entity and the notes, certificates and related terms, parties and documents applicable to that issuing entity. References to a holder of a security generally are deemed to refer to the beneficial owner of the security.

Tax Characterization of the Issuing Entity

Federal tax counsel will deliver its opinion to the issuing entity that the issuing entity will not be an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. This opinion will be based on the assumption that the terms of the trust agreement and related documents will be complied with.

Tax Consequences to Holders of Notes

Treatment of the Notes as Indebtedness. Except as described in the related prospectus supplement, federal tax counsel will deliver an opinion that the notes will qualify as debt for U.S. federal income tax purposes. The depositor will agree, and the noteholders will agree by their purchase of the notes, to treat the notes as debt for U.S. federal income tax purposes. The discussion below assumes this characterization of the notes is correct. Treatment of the notes as equity interests could have adverse tax consequences to certain holders. For example, all or a portion of the income accrued by tax-exempt entities, including pension funds, would be "unrelated business taxable income," income to foreign holders might be subject to U.S. federal income tax and U.S. federal income tax return filing and withholding requirements, and individual holders might be subject to limitations on their ability to deduct their shares of trust expenses, including losses. Noteholders should consult their own tax advisors regarding the possibility that the notes could be treated as equity interests.

Tax Consequences of Interest-Only Notes, Principal-Only Notes and Accretion Notes. If the issuing entity issues interest-only notes, principal-only notes or accretion notes as specified in the related prospectus supplement, the discussion of the tax consequences of holding such notes will be set out in that prospectus supplement.

Stated Interest and OID. Qualified stated interest on the notes will be taxable as ordinary income for federal income tax purposes when received or accrued in accordance with the method of tax accounting of the holder of the notes. Stated interest other than qualified stated interest must be accrued under the rules applicable to original issue discount ("**OID**"). Stated interest must be unconditionally payable at least annually and be considered a fixed rate, a qualified floating rate or an objective rate to be qualified stated interest. Interest is unconditionally payable if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make late payment or nonpayment sufficiently remote. If any interest on a note could be considered "contingent" (i.e., not a qualified floating rate or an objective rate), the related prospectus supplement will contain additional disclosure. Interest on a subordinate note may not qualify under this standard because it is subject to deferral in certain circumstances. Nonetheless, absent guidance on this point, the issuing entity does not intend to report interest on subordinate notes as other than qualified stated interest solely because of the potential interest deferral which may result from the subordination feature. The discussion

below assumes that all payments on the notes are denominated in U.S. Dollars, and that the interest formula for the notes meets the requirements for "qualified stated interest" under Treasury regulations relating to OID, or OID, except as described below. If these conditions are not satisfied with respect to a series of notes, additional tax considerations with respect to the notes will be disclosed in the related prospectus supplement.

A note will be treated as issued with OID if the excess of the note's "stated redemption price at maturity" over its issue price equals or exceeds a *de minimis* amount equal to 1/4 of 1 percent of the note's stated redemption price at maturity multiplied by the number of years to its maturity, based on the anticipated weighted average life of the notes, calculated using the "prepayment assumption," if any, used in pricing the notes and weighing each payment by reference to the number of full years elapsed from the closing date prior to the anticipated date of such payment. Generally, the issue price of a note should be the first price at which a substantial amount of the notes is sold to other than placement agents, underwriters, brokers or wholesalers. The stated redemption price at maturity of a note of a series is generally equal to all payments on a note other than payments of "qualified stated interest." Assuming that interest is qualified stated interest, the stated redemption price is generally expected to equal the principal amount of the note. Absent an election to accrue all income from a note under the OID rules, any *de minimis* OID must be included in income as principal payments are received on the notes in the proportion that each such payment bears to the original principal balance of the note. See "—*Election to Treat All Interest as OID*" in this prospectus. The treatment of the resulting gain is subject to the general rules discussed under "—*Sale or Other Disposition*" in this prospectus.

If the notes are treated as issued with OID, a holder will be required to include such OID in income before the receipt of cash attributable to such income using a constant yield method. The amount of OID generally includible in income is the sum of the daily portions of OID with respect to a note for each day during the taxable year or portion of the taxable year in which the holder holds the note. Special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. Under these provisions, the computation of OID on such debt instruments must be determined by taking into account both the prepayment assumption, if any, used in pricing the debt instrument and the actual prepayment experience. As a result of these special provisions, the amount of OID on the notes that will accrue in any given accrual period may either increase or decrease depending upon the actual prepayment rate. Holders of the notes should consult their own tax advisors regarding the impact of the OID rules in the event that notes are issued with OID.

In the event a holder purchases a note issued with OID at an acquisition premium—that is, at a price in excess of its "adjusted issue price" but less than its stated redemption price—the amount includible in income in each taxable year as OID is reduced by that portion of the excess properly allocable to such year. The adjusted issue price of a note is the sum of its issue price plus prior accruals of OID, reduced by the total payments made with respect to the note in all prior periods, other than "qualified stated interest" payments. Acquisition premium is allocated on a pro rata basis to each accrual of OID, so that the holder is allowed to reduce each accrual of OID by a constant fraction.

An initial holder who owns an interest in more than one class of notes with respect to a series should be aware that the OID regulations may treat such interests as a single debt instrument for purposes of the OID provisions of the Code.

Market Discount. The notes, whether or not issued with OID, may be subject to the "market discount rules" of Section 1276 of the Code. In general, these rules apply if the holder purchases the note at a market discount—that is, a discount from its stated redemption price at maturity or, if the notes were issued with OID, adjusted issue price—that exceeds a *de minimis* amount specified in the Code. If the holder acquires the note at a market discount and (a) recognizes gain upon a disposition, or (b) receives payments that do not constitute qualified stated interest, the lesser of (1) such gain or payment, or (2) the accrued market discount that has not previously been included in income, will be taxed as ordinary interest income.

Generally, based on the legislative history of the market discount provisions, market discount should be accrued in the ratio of stated interest allocable to the relevant period to the sum of the interest for such period plus the remaining interest as of the end of such period, computed taking into account the prepayment assumption, if any, or in the case of a note issued with OID, in the ratio of OID accrued for the relevant period to the sum of the OID accrued for that period plus the remaining OID as of the end of such period. A holder may elect, however, to determine accrued market discount under the constant yield method, computed taking into account the prepayment assumption, if any. The treatment of the resulting gain is subject to the general rules discussed under "—*Sale or Other Disposition*" in this prospectus.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A holder may elect to include market discount in gross income as it accrues. If it makes this election, the holder will not be required to defer deductions. Any such election will apply to all debt instruments acquired by the holder on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a holder purchases a note at a premium—that is, an amount in excess of the amount payable at maturity—the holder will be considered to have purchased the note with "amortizable bond premium" equal to the amount of such excess. A holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant yield method, or one of the other methods described "—*Market Discount*" in this prospectus over the remaining term of the note, using the prepayment assumption, if any. A holder's tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election will apply to all debt instruments, other than instruments the interest on which is excludible from gross income, held by the holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Election to Treat All Interest as OID. A holder may elect to include in gross income all interest with respect to the notes, including stated interest, OID, *de minimis* OID, market discount, *de minimis* market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described under "—*Stated Interest and OID*" in this prospectus. This election will generally apply only to the specific note for which it was made, but if the note has market discount or bond premium such election is deemed to make the market discount accrual or bond premium amortization elections discussed above. It may not be revoked without the consent of the IRS. Holders should consult their own tax advisors before making this election.

Sale or Other Disposition. If a holder of a note sells the note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder's adjusted tax basis in the note. The adjusted tax basis will equal the holder's cost for the note, increased by any market discount, OID and gain previously included by the holder in income with respect to the note, and decreased by the amount of any bond premium previously amortized and by the amount of principal payments previously received by the note holder with respect to the note. Any such gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest, accrued market discount not previously included in income and in the event of a prepayment or redemption, any not yet accrued OID. Capital gains or losses will be long-term capital gains or losses if the note was held for more than one year. Capital losses generally may be used only to offset capital gains and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Waivers and Amendments. An indenture for a series may permit noteholders or a majority of the Controlling Class, as applicable, to waive an event of default or rescind an acceleration of the notes in certain circumstances upon a vote of the requisite percentage of the holders of outstanding notes. Any such waiver or rescission, or any amendment of the terms of the notes, could be treated for federal income tax purposes as a constructive exchange by a holder of the notes for new notes, upon which deemed exchange gain or loss might be recognized for federal income tax purposes.

Tax Consequences to Foreign Investors. The following information describes the material U.S. federal income tax treatment of investors in the notes that are foreign persons.

The term "foreign person" means any person other than:

- a citizen or individual resident of the United States;

- a corporation or partnership (including an entity treated as such) organized in or under the laws of the United States or any state thereof or the District of Columbia;

- an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

- an issuing entity whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the issuing entity.

To the extent provided in Treasury regulations, however, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date, that elect to continue to be treated as U.S. persons, will be U.S. persons and not foreign persons.

Interest paid or accrued to a foreign person that is not effectively connected with the conduct of a trade or business within the United States by the foreign person will generally be considered "portfolio interest" and generally will not be subject to United States federal income tax and withholding tax, as long as the foreign person:

- is not actually or constructively a holder of 10% of the equity of the issuing entity or a "controlled foreign corporation" with respect to which the issuing entity is a "related person" within the meaning of the Code, and

- provides an appropriate statement, signed under penalty of perjury, certifying that the holder is a foreign person and providing that foreign person's name and address; for beneficial owners that are individuals or entities treated as corporations, this certification may be made on IRS Form W-8BEN; if the information provided in this statement changes, the foreign person must report that change within 30 days of such change; absent a change in information, an IRS Form generally remains valid until the beginning of the fourth calendar year after it was last signed.

If this interest were not portfolio interest, then it would be subject to United States federal income and withholding tax at a current rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

Any capital gain realized on the sale or other taxable disposition of a note by a foreign person will be exempt from United States federal income and withholding tax, provided that:

- the gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and

- in the case of an individual foreign person, the foreign person is not present in the United States for 183 days or more in the taxable year and certain other requirements are met.

If the interest, gain or income on a note held by a foreign person is effectively connected with the conduct of a trade or business in the United States by the foreign person, the holder—although exempt from the withholding tax previously discussed if a duly executed IRS Form W-8ECI is furnished—generally will be subject to United States federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the foreign person is a foreign corporation, it is subject to a branch profits tax equal to 30% of its "effectively connected

earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or an exemption under an applicable tax treaty.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder, the amount of interest paid on, or the proceeds from the sale or other disposition of, the notes and the amount withheld for federal income taxes, if any, for each calendar year, except as to exempt recipients—generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each noteholder other than one who is not subject to the reporting requirements will be required to provide, under penalty of perjury, a certificate containing its name, address, correct federal TIN, which includes a social security number, and a statement that the holder is not subject to backup withholding. Should a non-exempt noteholder fail to provide the required certification or should the IRS notify the indenture trustee or the ~~issuer~~issuing entity that the holder has provided an incorrect federal TIN or is otherwise subject to backup withholding, the indenture trustee or the ~~issuer~~issuing entity will be required to withhold at a prescribed rate from the interest otherwise payable to the noteholder, or the proceeds from the sale or other disposition of the notes, and remit the withheld amounts to the IRS as a credit against the holder's federal income tax liability.

Tax Consequences to Holders of Certificates

The following discussion only applies to an issuing entity which issues one or more classes of certificates and assumes that all payments on the certificates are denominated in U.S. Dollars, that a series of securities includes a single class of certificates and that the certificates are sold to both the sponsor or the depositor, as applicable, and to persons other than the sponsor or the depositor, as applicable. If these conditions are not satisfied with respect to any given series of certificates, any additional tax considerations with respect to such certificates will be disclosed in the related prospectus supplement.

Tax Consequences of Interest-Only Certificates, Principal-Only Certificates and Accretion Certificates. If the issuing entity issues interest-only certificates, principal-only certificates or accretion certificates as specified in the related prospectus supplement, the discussion of the tax consequences of holding such certificates will be set out in that prospectus supplement.

Special Tax Consequences to Holders of Non-U.S. Dollar-Denominated Securities

The discussion under this heading addresses the U.S. federal income tax consequences to a holder (which, as stated above, is assumed to be a U.S. person for purposes of this discussion) whose functional currency is the U.S. Dollar of the ownership and disposition of securities denominated in a currency other than U.S. Dollars ("**foreign exchange securities**").

With respect to currencies other than U.S. Dollars, currency gains and losses are generally subject to special timing and characterization rules. Such rules, however, will not apply to a holder who enters into a "qualified hedging transaction." A qualified hedging transaction is an integrated economic transaction consisting of a "qualifying debt instrument," as defined in section 1.988-5(a)(3) of the Treasury regulations, and a "section 1.988-5(a) hedge," as

defined in section 1.988-5(a)(4) of the Treasury regulations. Generally, a qualified hedging transaction, if properly identified as an integrated economic transaction by either the U.S. holder or the IRS, is treated as a single transaction for U.S. federal income tax purposes, the effect of which is to treat a holder as owning a U.S. Dollar-denominated synthetic debt instrument. See "*U.S. Federal Income Tax Consequences—Tax Consequences to Holders of Notes*" in this prospectus. For purposes of the discussion that follows, it is assumed that qualified hedging transactions will not be entered into with respect to foreign exchange securities.

A holder of a foreign exchange security who uses the cash method of accounting will be required to include in income the U.S. Dollar value of the applicable currency denominated interest payment determined on the date the payment is received by using the spot rate for that date regardless of whether the payment is in fact converted to U.S. Dollars at that time. The U.S. Dollar value of the applicable currency will be the holder's tax basis in such currency.

A holder of a foreign exchange security who uses the accrual method will be required to include in income the U.S. Dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to a foreign exchange reset rate security during the applicable accrual period. The U.S. Dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The holder will recognize ordinary income or loss with respect to accrued interest income on the date the payment in respect of such income, including a payment attributable to accrued but unpaid interest upon the sale, exchange or retirement of a foreign exchange security, is actually received. The amount of ordinary income or loss recognized will equal the difference between the U.S. Dollar value of the applicable currency denominated payment received, determined on the date the payment is received by using the spot rate for that date, in respect of the accrual period and the U.S. Dollar value of interest income that has accrued during such accrual period, as discussed above.

A holder of a foreign exchange security who uses the accrual method may elect to translate interest income into U.S. Dollars at the spot rate on the last day of the interest accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period or taxable year, the spot rate on the date of receipt ("**spot accrual convention**"; the amount of such translated interest income is referred to below as the "**translated amount**"). A holder of a foreign exchange security that makes such an election must apply it consistently to all debt instruments held by such holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such holder and cannot change the election without the consent of the IRS.

A holder's tax basis in a foreign exchange security will be the U.S. Dollar value of the applicable currency denominated amount paid for such note determined on the date of its purchase. A holder of a foreign exchange security who purchases a foreign exchange security with previously owned non-U.S. Dollar currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such holder's tax basis in the applicable currency and the U.S. Dollar fair market value of the foreign exchange security on the date of purchase.

Gain or loss realized upon the sale, exchange or retirement of a foreign exchange security that is attributable to fluctuations in currency exchange rates will be ordinary income or loss and will not be treated as interest income or expense. With respect to an individual holder, any such loss could constitute a miscellaneous itemized deduction subject to the 2% floor on such deductions. As noted above, a holder of a foreign exchange security who uses the cash method of accounting will determine the holder's interest income inclusion using the spot rate on the date of payment. In addition, currency gains or losses with respect to the principal balance of the foreign exchange securities will be recognized in amounts equal to the difference between:

- the U.S. Dollar value of the applicable currency denominated principal balance determined on the date such payment is received or the foreign exchange security is disposed of by using the spot rate for the date of receipt or disposition, and

- the U.S. Dollar value of such currency denominated principal balance determined on the date the holder acquired the foreign exchange security by using the spot rate for the date of acquisition.

In the case of an accrual method taxpayer, gain or loss attributable to fluctuations in exchange rates will equal the sum of:

- the difference between: (1) the U.S. Dollar value of the applicable currency denominated principal balance of the foreign exchange security, determined on the date such payment is received or the security is disposed of, by using the spot rate for the rate for the date of receipt or disposition, and (2) the U.S. Dollar value of such currency denominated principal balance of the foreign exchange security, determined on the date the holder acquired such security, by using the spot rate for the date of acquisition, and

- the difference between: (1) the U.S. Dollar value of the payment of any accrued interest on the foreign exchange security, determined on the date such payment is received or the security is disposed of, by using the spot rate for the date of receipt or disposition, and (2) the translated amount.

The non-U.S. Dollar currency gain or loss will be recognized only to the extent of the total gain or loss realized by a holder of a foreign exchange security on the sale, exchange or retirement of such security. Any non-U.S. Dollar currency gain or loss recognized by a holder will be treated as U.S. source gain or loss. Any gain or loss realized by such a holder in excess of the non-U.S. Dollar currency gain or loss will generally be capital gain or loss. Holders who realize a loss on the sale, exchange or other disposition of their foreign exchange securities and who repurchase such notes within 30 days should be aware that their ability to recognize the loss might be limited by Section 1091 of the Code.

OID, if any, on a foreign exchange security will be determined for any accrual period in the relevant currency and then translated into U.S. Dollars in the same manner as interest income accrued by a holder on the accrual basis. Likewise, upon receipt of payment attributable to OID (whether in connection with a payment of principal or the sale, exchange or retirement of a foreign exchange security), a holder will recognize exchange gain or loss to the extent of the

difference between such holder's basis in the accrued OID (determined in the same manner as for accrued interest) and the translated amount of such OID, i.e., the U.S. Dollar value of such payment (determined by translating any non-U.S. Dollar-denominated amount received at the spot rate on the date of payment). Generally, any such exchange gain or loss will be ordinary income or loss and will not be treated as interest income or expense. With respect to an individual holder, any such loss could constitute a miscellaneous itemized deduction subject to the 2% floor on such deductions.

Except with respect to a holder who does not elect to amortize bond premium under Section 171 of the Code, any bond premium on a foreign exchange security will be determined for an accrual period in the applicable currency, and such amount will reduce (in units of the relevant currency) the amount of interest income that the holder would otherwise report with respect to such notes. As described above, a holder who uses the cash method of accounting would translate interest income based on the spot rate on the date of receipt, and a U.S. holder who uses the accrual method of accounting would translate interest income based on the average exchange rate for the accrual period, unless such holder elected to use the spot accrual convention. Additionally, exchange gain or loss will be recognized with respect to bond premium by treating the portion of the premium amortized in an accrual period as a return of principal.

Market discount on a foreign exchange security is also determined in the applicable currency. In the case of a holder who does not elect current inclusion, accrued market discount is translated into U.S. Dollars at the spot rate on the date of disposition. No part of such accrued market discount is treated as exchange gain or loss. In the case of a holder of a foreign exchange security who elects current inclusion, the amount currently includible in income for a taxable year is the U.S. Dollar value of the market discount that has accrued during such year, determined by translating such market discount in the same manner as interest income accrued by a holder on the accrual basis. Such an electing holder will recognize exchange gain or loss with respect to accrued market discount under the same rules as apply to accrued interest on a foreign exchange security received by a holder on the accrual basis.

For a discussion of U.S. federal income tax consequences to non-U.S. holders of a note denominated in a currency other than U.S. Dollars, see "*U.S. Federal Income Tax Consequences—Tax Consequences to Holders of Notes—Tax Consequences to Foreign Investors*" in this prospectus.

Reportable Transaction Disclosure Statement. Pursuant to U.S. Treasury regulations, any taxpayer who has participated in a "reportable transaction" and who is required to file a U.S. federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year in which the taxpayer participated in the reportable transaction. Reportable transactions include transactions that produce a foreign exchange loss of at least $50,000, for taxpayers that are individuals or trusts, or higher amounts, for certain other non-individual taxpayers. Holders of foreign exchange securities may be required to report on IRS Form 8886 any sale, retirement or other taxable disposition of foreign exchange securities if such holders recognize a foreign exchange loss that exceeds the threshold amounts for that holder. Holders are strongly

encouraged to consult with their own tax advisors concerning the implications of the reportable transaction disclosure requirements in light of their particular circumstances.

Special Tax Consequences to Holders of Auction Rate Securities

The following discussion summarizes certain U.S. federal income tax consequences to a holder pertaining to the auction procedure for setting the interest rate and other terms of auction rate securities. For a general summary of the U.S. federal income tax accounting treatment applicable to holders of auction rate securities, holders should refer to "*U.S. Federal Income Tax Consequences—Tax Consequences to Holders of Notes*" in this prospectus.

Although not free from doubt, the reset of the interest rate and other terms of the auction rate securities through the auction procedure will not constitute a modification of the notes or a retirement and reissuance of the notes under applicable Treasury regulations. Accordingly, a holder of an auction rate security will not realize gain or loss upon an auction. In addition, solely for purposes of determining OID thereon, the auction rate securities will be treated as maturing on each auction date for an amount equal to their fair market value on that date, which generally will be equal to the principal amount thereof by virtue of an auction procedure, and reissued on the same date for the same value. As a consequence, the auction rate securities generally will not be treated as bearing OID solely because interest rates are set under the auction procedure, although OID could arise by virtue of the terms of the auction rate securities arrived at in the reset procedure, *e.g.*, if the maximum rate became applicable to the auction rate securities.

If, contrary to the foregoing analysis, the auction procedures were determined to give rise to a new indebtedness for federal income tax purposes, the auction rate securities could be treated as debt instruments that mature on each auction date. Alternatively, the auction rate securities could be treated as bearing contingent interest under applicable Treasury regulations. Under such regulations, the amount treated as taxable interest to a holder of an auction rate security in each accrual period would be a hypothetical amount based upon the ~~issuer~~issuing entity's current borrowing costs for comparable, noncontingent debt instruments (the "noncontingent bond method"), and a holder of an auction rate security might be required to include interest in income in excess of actual cash payments received for certain taxable periods. In addition, if the auction rate securities were treated as contingent payment obligations, any gain upon their sale or exchange would be treated as ordinary income, any loss would be ordinary loss to the extent of the holder's prior ordinary income inclusions with respect to the auction rate securities, and the balance would generally be treated as capital loss.

Special Tax Consequences to Holders of Reset Rate Securities

The following discussion summarizes certain U.S. federal income tax consequences to a holder pertaining to the reset procedure for setting the interest rate, currency and other terms of a class of reset rate securities.

As a general matter, securities that are subject to reset and remarketing provisions are not treated as repurchased and reissued or modified at the time of such reset. Unlike more typical reset rate securities, reset rate securities that are denominated in a currency other than U.S. Dollars ("**foreign exchange reset rate securities**") are subject to a mandatory tender on the

subsequent reset date and other unusual remarketing terms facilitated by the related currency swap agreements, both of which are indicative of treatment as newly issued instruments upon such reset date. Accordingly, although not free from doubt, the remarketing of foreign exchange reset rate securities pursuant to the reset procedures will constitute a retirement and reissuance of such securities under applicable Treasury regulations. In contrast, reset rate securities denominated in U.S. Dollars ("**U.S. Dollar reset rate securities**") will be subject to more typical reset procedures unless they are reset and remarketed into a currency other than U.S. Dollars. Thus, subject to the discussion under "—*Possible Alternative Treatment of the Reset Rate Securities*" in this prospectus, a non-tendering holder of a U.S. Dollar reset rate security will not realize gain or loss if the note continues to be denominated in U.S. Dollars, and such security will be deemed to remain outstanding until the security is reset into a currency other than U.S. Dollars or until some other termination event (*e.g.*, the call option is exercised, the stated maturity date is reached or the principal balance of the securities is reduced to zero). Although not free from doubt, in the event a U.S. Dollar reset rate security is reset into a currency other than U.S. Dollars (an event triggering a mandatory tender by all existing holders), the security will be treated as retired and reissued upon such reset.

Regardless of whether they constitute U.S. Dollar reset rate securities or foreign exchange reset rate securities, under applicable Treasury regulations, solely for purposes of determining OID thereon, the reset rate securities will be treated as maturing on each reset date for their principal balance on such date and reissued on the reset date for the principal balance resulting from the reset procedures.

If a failed remarketing occurs, for U.S. federal income tax purposes, the reset rate securities will be deemed to remain outstanding until a reset date on which they are subject to mandatory tender (i.e., in the case of the U.S. Dollar reset rate securities, they are successfully remarketed into a currency other than U.S. Dollars, or in the case of the foreign exchange reset rate securities, until the subsequent reset date on which a successful remarketing occurs), or until some other termination event (*e.g.*, the call option is exercised, the stated maturity date is reached or the principal balance of the securities is reduced to zero).

If the call option is exercised, the reset rate securities will be considered retired for U.S. federal income tax purposes. As a result, the subsequent resale of the reset rate securities to holders unrelated to the ~~issuer~~issuing entity will be considered a new issuance of the reset rate securities. The issue price, OID, if any, holding period and other tax-related characteristics of the reset rate securities will accordingly be redetermined on the premise that the reset rate securities will be newly issued on the date on which the reset rate securities are resold.

Tax Accounting for Holders of the Reset Rate Securities. For a summary of the U.S. federal income tax accounting treatment of the U.S. Dollar reset rate securities, holders of such securities should refer to "*U.S. Federal Income Tax Consequences—Tax Consequences to Holders of Notes*" in this prospectus, and for a summary of the U.S. federal income tax accounting treatment of foreign exchange reset rate securities, holders of such securities should refer to "*U.S. Federal Income Tax Consequences—Special Tax Consequences to Holders of Non-U.S. Dollar-Denominated Notes*" in this prospectus. The tax accounting treatment described in those sections assumes that the conclusions in the discussion under "*U.S. Federal Income Tax Consequences—Special Tax Consequences to Holders of Reset Rate Securities*" in this

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prospectus are correct but is subject to the discussion under the heading "—*Possible Alternative Treatment of the Reset Rate Securities*" in this prospectus.

Possible Alternative Treatment of the Reset Rate Securities. There can be no assurance that the IRS will agree with the above conclusions as to the expected treatment of the reset rate securities, and it is possible that the IRS could assert another treatment and that such treatment could be sustained by the IRS or a court in a final determination. Contrary to the treatment for U.S. Dollar reset rate securities discussed under the heading "*U.S. Federal Income Tax Consequences—Special Tax Consequences to Holders of Reset Rate Securities*" in this prospectus, it might be contended that a remarketing of U.S. Dollar reset rate securities that continue to be denominated in U.S. Dollars pursuant to such remarketing will result in the material modification of such securities and will give rise to a new indebtedness for U.S. federal income tax purposes. Given the open-ended nature of the reset mechanism, the possibility that U.S. Dollar reset rate securities that continue to be denominated in U.S. Dollars upon a reset may be deemed to mature and be reissued on the applicable reset date is somewhat greater than if the reset procedures were merely a device to reset interest rates on a regular basis. Alternatively, even if the reset mechanism did not cause a deemed reissuance of such U.S. Dollar reset rate securities, such securities could be treated as bearing contingent interest under applicable Treasury regulations. See "*U.S. Federal Income Tax Consequences—Special Tax Consequences to Holders of Auction Rate Securities*" in this prospectus for a discussion of such regulations.

It might also be contended that U.S. Dollar reset rate securities that are reset to a currency other than U.S. Dollars or foreign exchange reset rate securities that are successfully remarketed should not be treated as maturing on the reset date, and instead should be treated as maturing on their stated maturity date or over their weighted average life for U.S. federal income tax purposes. Even if such reset rate securities were not so treated, applicable Treasury regulations generally treat reset rate securities as maturing on the reset date for purposes of calculating OID. Such regulations probably would apply to the reset rate securities, although a different result cannot be precluded given the unusual features of the reset rate securities. In the event that U.S. Dollar reset rate securities that are reset to a currency other than U.S. Dollars or foreign exchange reset rate securities that are successfully remarketed were not treated as maturing on the reset date (*e.g.*, such reset rate securities were treated as maturing on their stated maturity date or over their weighted average life for U.S. federal income tax purposes), it might also follow that such reset rate securities should be treated as bearing contingent interest. It is not entirely clear how such an instrument would be treated for tax accounting purposes. Treasury regulations governing the treatment of contingent payment debt instruments providing for payments denominated in or by reference to a non-U.S. Dollar currency may apply to the reset rate securities under this alternative characterization. The rules set forth in these regulations are complex and their potential application to the reset rate securities is not clear. Holders are strongly encouraged to consult with their own tax advisors regarding the tax treatment of the reset rate securities if the reset rate securities were recharacterized in the manner described in this paragraph.

Classification as a Partnership

Treatment of the Issuing Entity as a Partnership. The sellers, the sponsor or the depositor, as applicable, and the master servicer will agree, and the certificateholders will agree

by their purchase of certificates, to treat the issuing entity as a partnership for purposes of federal, state and local income and franchise tax and any other tax measured in whole or in part by income, with the assets of the partnership being the assets held by the issuing entity, the partners of the partnership being the certificateholders (including the sellers, the sponsor or the depositor, as applicable, both in its capacity as owner of certificates and as recipient of distributions from the reserve account, if any), and the notes being debt of the partnership. There is, however, no specific authority with respect to the proper characterization of the arrangement involving the issuing entity, the certificateholders, the noteholders, the sellers, the sponsor or the depositor, as applicable, and the master servicer.

A partnership is not considered a separate taxable entity. Instead, partnership income is allocated to each of the partners and taxed in each partner's hands. The partnership is generally treated as an entity, however, for computing partnership income, determining the tax consequences of transactions between a partner and the partnership, and characterizing the gain on the sale or exchange of a partnership interest.

Partnership Taxation. As a partnership, the issuing entity will not be subject to federal income tax. Rather, each certificateholder will be required to separately take into account the holder's allocated share of income, gains, losses, deductions and credits of the issuing entity. The issuing entity's income will consist primarily of interest and finance charges earned on the trust student loans (including appropriate adjustments for market discount, OID and bond premium), investment income from investments of amounts on deposit in any related trust accounts and any gain upon collection or disposition of student loans. The issuing entity's deductions will consist primarily of interest accruing with respect to the notes, servicing and other fees, and losses or deductions upon collection or disposition of student loans.

Guaranteed Payments. Under the trust agreement, payments at the pass-through rate on certificates that are senior to other certificates or other equity and have a stated pass-through rate (including accruals on amounts previously due on the certificates but not yet distributed) generally will be treated as "guaranteed payments" under Section 707(c) of the Code. Guaranteed payments are payments to partners for the use of their capital and, in the present circumstances, are treated as deductible to the issuing entity and ordinary income to the certificateholders. The issuing entity will have a taxable year based on the taxable year of the owners of its equity and will deduct the guaranteed payments under the accrual method of accounting. Certificateholders are required to include the payments in income in their taxable year that ends with or includes the last day of the issuing entity's taxable year in which the issuing entity deducts the payments.

Allocation of Tax Items. The rules applicable to debt instruments related to OID, market discount, and bond premium do not apply to partnership interests. The treatment of premium or discount at original purchase is unclear. If the certificateholder is considered to receive the certificate in exchange for a contribution to the issuing entity, a discount could result in immediate income (as a capital shift in favor of the certificateholder treated as a guaranteed payment) and a premium could result in an amortizable deduction (as a capital shift treated as a guaranteed payment that is only deductible over time). If the certificateholder is considered to purchase an outstanding interest, then any discount generally would result in gain only once the certificateholder received distributions in excess of such certificateholder's tax basis (or upon

sale) and any premium would result in a loss upon the liquidation of the issuing entity (or upon sale). The character of the loss generally would be capital upon sale, but could be ordinary at liquidation if all notes had been retired (which generally would be a miscellaneous itemized deduction for individuals subject to limitations on deduction for regular tax purposes and non-deductible for alternative minimum tax purposes). Losses and deductions generally will be allocated to the certificateholders only to the extent the certificateholders are reasonably expected to bear the economic burden of those losses or deductions. Any losses allocated to certificateholders could be characterized as capital losses, and the certificateholders generally would only be able to deduct those losses against capital gain income, and the deductions would be subject to the limitations set forth below. Accordingly, a certificateholder's taxable income from the issuing entity could exceed the cash it is entitled to receive from the issuing entity.

All remaining taxable income of the issuing entity will be allocated to the sellers, the sponsor or the depositor, as applicable. Losses will generally be allocated in the manner in which they are borne. Based on the economic arrangement of the parties, this approach for allocating issuing entity tax items should be permissible under applicable Treasury Regulations, although no assurance can be given that the IRS would not require a greater amount of income to be allocated to certificateholders. Moreover, even under the foregoing method of allocation, certificateholders may be allocated income equal to the entire amount of interest accruing on the certificates for an interest period, based on the pass-through rate plus the other items described above, even though the issuing entity might not make (or have sufficient cash to make) current cash distributions of such amount. Thus, cash basis holders will, in effect, be required to report income from the certificates on the accrual basis, and certificateholders may become liable for taxes on trust income even if they have not received cash from the issuing entity to pay such taxes. In addition, because tax allocations and tax reporting will be done on a uniform basis for all certificateholders but certificateholders may be purchasing certificates at different times and at different prices, certificateholders may be required to report on their tax returns taxable income that is greater or less than the amount reported to them by the issuing entity.

Also, all of the guaranteed payments and the taxable income allocated to a certificateholder that is a tax-exempt entity may constitute "unrelated business taxable income," which, under the Code, is generally taxable to such a holder despite the holder's tax-exempt status.

An individual taxpayer's share of expenses of the issuing entity (including fees to the master servicer but not interest expenses) are miscellaneous itemized deductions which are deductible only to the extent they exceed 2% of the individual's adjusted gross income (and not at all for alternative minimum tax purposes). Accordingly, these deductions might be disallowed to the individual in whole or in part and will result in such holder being taxed on an amount of income that exceeds the amount of cash actually distributed to such holder over the life of the issuing entity. These deductions may also be subject to reduction under Section 68 of the Code if an individual taxpayer's adjusted gross income exceeds certain limits.

The issuing entity intends to make all tax calculations relating to income and allocations to certificateholders on an aggregate basis. If the IRS were to require that these calculations be made separately for each of the trust student loans, the issuing entity might be required to incur

additional expense but it is believed that there would not be a material adverse effect on certificateholders.

Computation of Income. Taxable income of the issuing entity will be computed at the issuing entity level and the portion allocated to the certificateholders will be allocated to them pro rata. Consequently, the method of accounting for taxable income will be chosen by, and any elections (such as those described below with respect to the market discount rules) will be made by the issuing entity rather than the certificateholders. The issuing entity intends, to the extent possible, to (x) have the taxable income of the issuing entity computed under the accrual method of accounting and (y) adopt a calendar-year taxable year for computing the taxable income of the issuing entity. The tax year of the issuing entity, however, is generally determined by reference to the tax years of the certificateholders. An owner of a certificate is required to include its pro rata share of trust income for a taxable year as determined by the issuing entity in such certificateholder's gross income for its taxable year in which the taxable year of the issuing entity ends.

Section 708 Termination. Under Section 708 of the Code, if 50% or more of the outstanding interests in the issuing entity are sold or exchanged within any 12-month period, the issuing entity will be deemed to terminate and then be reconstituted for federal income tax purposes. If a termination occurs, the issuing entity will be considered to contribute all of its assets and liabilities to the issuing entity, as a new partnership, for an interest in the new partnership; and immediately thereafter, the issuing entity, as the former partnership, will be considered to distribute interests in the new partnership to the certificateholders in proportion to their respective interests in the former partnership in liquidation of the former partnership. If a sale of the certificates terminates the issuing entity under Section 708 of the Code, a certificateholder's basis in its ownership interest would not change. The issuing entity's taxable year would also terminate as a result of a constructive termination and, if the certificateholder's taxable year is different from the issuing entity's, the termination could result in the "bunching" of more than 12 months' income or loss of the issuing entity in such certificateholder's income tax return for the year in which the issuing entity was deemed to terminate. A liquidation of interests is not considered a sale or exchange of interests for purposes of applying this constructive termination rule.

The issuing entity may not comply with certain technical requirements that apply if a constructive termination were to occur. Furthermore, the issuing entity might not be able to comply due to a lack of data. As a result, the issuing entity may be subject to certain tax penalties and may incur additional expenses if a constructive termination occurs and it fails to comply with the necessary requirements.

Discount and Premium. To the extent that OID, if any, on the trust student loans exceeds a *de minimis* amount, the issuing entity would have OID income. Because of the deferment features of student loans, interest on student loans will generally be required to be accrued under the OID rules, resulting in taxable income for certificateholders that may not be matched by current receipts of cash.

Also, the tax basis of the issuing entity in the trust student loans may be greater or less than the remaining aggregate principal balances of the trust student loans at the time of purchase.

If so, the trust student loans will have been acquired at a premium or discount, as the case may be. As indicated above, the issuing entity will make this calculation on an aggregate basis, but might be required to recompute it on a loan-by-loan basis.

If the issuing entity acquires the trust student loans at a market discount or premium, the issuing entity may elect to include any such discount in income currently as it accrues over the life of the trust student loans or to offset any such premium against interest income over the life of the trust student loans which affects the taxable income allocable to certificateholders.

Disposition of Certificates. Generally, capital gain or loss will be recognized on a sale of certificates in an amount equal to the difference between the amount realized and the seller's adjusted tax basis in the certificates sold. Any such gain or loss generally would be long-term capital gain or loss if the certificateholder's holding period exceeded one year. However, if at the time of sale, the issuing entity holds "unrealized receivables" or "inventory items" (as those terms are defined in Section 751 of the Code), the seller of the certificates will recognize ordinary income (or loss) under Section 751 of the Code equal to the seller's allocable share of income (or loss) attributable to "unrealized receivables" or "inventory items" that would result from a hypothetical asset sale by the issuing entity. In this situation, the excess of the amount of capital gain (or loss) that the seller of the certificates would have realized in the absence of Section 751 of the Code over the amount of ordinary income (or loss) that the seller must recognize under Section 751 of the Code will be treated as capital gain (or loss) from the sale of the certificates. A certificateholder's adjusted tax basis in a certificate will generally equal the holder's cost increased by the holder's share of trust income (includible in gross income) and decreased by any distributions received or losses allocated with respect to the certificate. In addition, both the adjusted tax basis in the certificate and the amount realized on a sale of a certificate would include the holder's share of the notes and other liabilities of the issuing entity. A holder acquiring certificates at different prices generally is required to maintain a single aggregate adjusted tax basis in the certificates and, upon sale or other disposition of some of the certificates, allocate a pro rata portion of this aggregate adjusted tax basis to the certificates sold (rather than maintaining a separate tax basis in each certificate for purposes of computing gain or loss on a sale of that certificate). To the extent some of the certificates have been held less than a full year a portion of any gain as loss will be treated as short term.

Any gain on the sale of a certificate attributable to the holder's share of unrecognized accrued market discount on the trust student loans would generally be treated as ordinary income to the holder. Since the issuing entity will make an election to include market discount, if any, in income currently as it accrues over the life of the trust student loans, there may be little, if any, unrecognized accrued market discount at the time a certificate is sold.

If a certificateholder is required to recognize an aggregate amount of income (not including income attributable to disallowed itemized deductions described above) over the life of the certificates that exceeds the aggregate cash distributions with respect thereto, this excess will generally give rise to a capital loss upon the retirement of the certificates.

Allocations Between Transferors and Transferees. In general, the issuing entity's taxable income and losses will be determined monthly and the tax items for a particular calendar month will be allocated among the certificateholders in proportion to the principal amount of

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certificates owned by each of them as of the close of the last day of such month. As a result, a purchaser of certificates may be allocated tax items (which will affect the tax liability and tax basis of the holder) attributable to periods before the actual purchase takes place.

The use of such a monthly convention may not be permitted by existing laws and regulations. If a monthly convention is not allowed (or only applies to transfers of less than all of the partner's interest), taxable income or losses of the issuing entity might be reallocated among the certificateholders. The sellers, the sponsor or the depositor, as applicable, is authorized to revise the issuing entity's method of allocation between transferors and transferees to conform to a method permitted by future laws, regulations or other IRS guidance.

Section 754 Election. If a certificateholder sells a certificate at a profit (or loss), the purchasing certificateholder will have a higher (or lower) basis in the certificate than the selling certificateholder had. The adjusted tax basis of the issuing entity's assets will not be adjusted to reflect that higher (or lower) basis unless (i) there is a "substantial basis reduction" within the meaning of the Code and the issuing entity does not qualify as a "securitization partnership" for this purpose or (ii) the issuing entity were to file an election under Section 754 of the Code. Absent guidance to the contrary, the issuing entity intends to take the position that it will qualify as a securitization partnership for this purpose. With respect to the election under Section 754 of the Code, in order to avoid the administrative complexities that would be involved in keeping accurate accounting records, as well as potentially onerous information reporting requirements, the issuing entity will not make this election. As a result, certificateholders might be allocated a greater or lesser amount of trust income than would be appropriate based on their own purchase price for certificates.

Administrative Matters. The owner trustee is required to keep or cause to be kept complete and accurate books of the issuing entity. The owner trustee will file a partnership information return (IRS Form 1065) with the IRS for each taxable year of the issuing entity and will report each certificateholder's allocable share of items of trust income and expense to holders and the IRS on Schedule K-1. The issuing entity will provide the Schedule K-1 information to nominees that fail to provide the issuing entity with the information statement described below and such nominees will be required to forward such information to the beneficial owners of the certificates. Generally, holders must file tax returns that are consistent with the information returns filed by the issuing entity or be subject to penalties unless the holder timely notifies the IRS of all of these inconsistencies.

Under Section 6031 of the Code, any person that holds certificates as a nominee at any time during a calendar year is required to furnish the issuing entity with a statement containing certain information on the nominee, the beneficial owners and the certificates so held. This information includes (1) the name, address and TIN of the nominee and (2) as to each beneficial owner (a) the name, address and TIN of the person, (b) whether the person is a United States person, a tax-exempt entity or a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, and (c) certain information on certificates that were held, bought or sold on behalf of the person throughout the year. Also, brokers and financial institutions that hold certificates through a nominee are required to furnish directly to the issuing entity information as to themselves and their ownership of certificates. A clearing agency registered under Section 17A of the Securities Exchange Act of 1934 that holds

certificates as a nominee is not required to furnish this information statement to the issuing entity. The information referred to above for any calendar year must be furnished to the issuing entity on or before the following January 31st. Nominees, brokers and financial institutions that fail to provide the issuing entity with the information described above may be subject to penalties.

The sellers, the sponsor or the depositor, as applicable, will be designated as "tax matters partner" in the related trust agreement and, as such, will be responsible for representing the certificateholders in certain disputes with the IRS. The Code provides for administrative examination of a partnership as if the partnership were a separate and distinct taxpayer. Generally, the statute of limitations for partnership items does not expire before the later of three years after the date on which the partnership information return is filed or the last day for filing such return for such year (determined without regard to extensions). Any adverse determination following an audit of the return of the issuing entity by the appropriate taxing authorities could result in an adjustment of the returns of the certificateholders, and, under certain circumstances, a certificateholder may be precluded from separately litigating a proposed adjustment to the items of the issuing entity. An adjustment could also result in an audit of a certificateholder's returns and adjustments of items not related to the income and losses of the issuing entity.

Tax Consequences to Foreign Certificateholders. It is not clear whether the issuing entity would be considered to be engaged in a trade or business in the United States for purposes of federal withholding taxes with respect to foreign certificateholders because there is no clear authority dealing with that issue under facts substantially similar to those described in this prospectus. Accordingly, the issuing entity will withhold as if it were so engaged in order to protect the issuing entity from possible adverse consequences of a failure to withhold. The issuing entity expects to withhold on the portion of its taxable income that is allocable to foreign certificateholders pursuant to Section 1446 of the Code, as if this income were effectively connected to a U.S. trade or business, at a rate of 35% for foreign holders that are taxable as corporations and at the highest marginal rate set forth in Section 1(c) of the Code for all other foreign holders.

Each foreign certificateholder may be required to file a U.S. individual or corporate income tax return and pay U.S. federal income tax (including in the case of a corporation, the branch profits tax) on its share of the issuing entity's income. Each foreign certificateholder must obtain a TIN from the IRS and submit that number to the issuing entity in order to assure appropriate crediting of the taxes withheld pursuant to Section 1446 of the Code.

If it were determined that the issuing entity is not engaged in a U.S. trade or business, each foreign certificateholder's allocable share of the issuing entity's income generally would not be effectively connected with a U.S. trade or business. Consequently, each foreign certificateholder generally would not be liable for U.S. federal income tax as described in the preceding paragraphs. But, instead, each foreign certificateholder likely would be subject to United States federal income tax and withholding tax at a rate of 30% on the certificateholder's share of guaranteed payments (unless reduced or eliminated pursuant to an applicable treaty) because the guaranteed payments likely would be U.S. source income. A foreign certificateholder generally would be entitled to file with the IRS a claim for refund with respect to taxes withheld by the issuing entity in excess of those that are withheld with respect to

guaranteed payments, taking the position that those taxes were not due because the issuing entity was not engaged in a U.S. trade or business.

Each potential foreign certificateholder should consult its tax advisor as to whether the tax consequences of holding a certificate make it an unsuitable investment.

Backup Withholding. Distributions made on the certificates will be subject to a "backup" withholding tax if, in general, the certificateholder fails to comply with certain identification procedures, unless the holder is an exempt recipient under applicable provisions of the Code. Proceeds from the sale of certificates may also be subject to "backup" withholding tax.

Federal Tax Consequences for Issuing Entities in Which All Certificates Are Retained by the Sellers, the Sponsor or the Depositor

Tax Characterization of the Issuing Entity. Federal tax counsel will deliver its opinion that an issuing entity which issues one or more classes of notes to investors and all of the certificates of which are retained by the sellers, the sponsor, the sponsor or the depositor to that issuing entity or an affiliate of any of them, as applicable, will not be an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes, assuming that no election will be made to treat the issuing entity as a corporation for federal income tax purposes. Unless there is more than one beneficial owner of the issuing entity certificates (in which case, the sellers, the sponsors, the depositor, any third party transferor, any applicable affiliates and the master servicer will agree to treat the issuing entity as a partnership for federal, state and local tax purposes), the sellers, the sponsor, the depositor, the third party transferor or the applicable affiliate, and the master servicer will agree to treat the issuing entity as disregarded as an entity separate from the relevant seller, the sponsor, the depositor or the third party transferor for purposes of federal, state and local income and franchise tax and any other tax measured in whole or in part by income.

Tax Consequences to Holders of Notes; Treatment of the Notes as Indebtedness. As discussed above, federal tax counsel will deliver an opinion to the issuing entity that the notes will be classified as debt for federal income tax purposes. The sellers, the sponsor, the depositor or an affiliate of the sellers, the sponsor or the depositor, as applicable, will agree, and the noteholders will agree by their purchase of notes, to treat the notes as debt for federal income tax purposes. Assuming this characterization of the notes is correct, the federal income tax consequences to noteholders described under "*U.S. Federal Income Tax Consequences—Tax Consequences to Holders of Notes*" in this prospectus would apply to the noteholders.

STATE TAX CONSEQUENCES

The above discussion does not address the tax treatment of the related issuing entity or the notes, the certificates, or the holders of the notes or the certificates of any series under any state or local tax laws. The activities of the master servicer and the subservicers in servicing and collecting the trust student loans will take place at each of the locations at which the operations of the master servicer and the subservicers are conducted and, therefore, different tax regimes apply to the issuing entity and the holders of the securities. Prospective investors are urged to consult with their own tax advisors regarding the state and local tax treatment of the issuing

entity as well as any state and local tax consequences to them of purchasing, owning and disposing of the notes and certificates.

* * *

The federal and state tax discussions described above are included for general information only and may not be applicable depending upon each securityholder's particular tax situation. Prospective purchasers should consult their tax advisors as to the tax consequences to them of purchasing, owning or disposing of notes and certificates, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

ERISA CONSIDERATIONS

Section 406 of The Employee Retirement Income Security Act of 1974 ("**ERISA**") prohibits, and Section 4975 of the Code imposes adverse tax consequences on, certain transactions between a pension, profit-sharing or other employee benefit plan, including a so-called "Keogh" plan, an individual retirement account or an educational savings account to which they are applicable, or any entity deemed to hold the assets of the foregoing (each, a "**Plan**"), and persons that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax and other penalties and liabilities under ERISA and the Code for such persons.

Certain transactions involving the assets of an issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Plan that purchased securities issued by that issuing entity if assets of the issuing entity were deemed to be assets of the Plan. Under a regulation issued by the United States Department of Labor (the "**Plan Assets Regulation**"), the assets of an issuing entity would be treated as plan assets of the Plan for the purposes of ERISA and the Code only if the Plan acquired an "equity interest" in the issuing entity and none of the exceptions contained in the Plan Assets Regulation was applicable. An equity interest is defined under the Plan Assets Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

Purchases of the Notes

Although there is little guidance on the subject, at the time of their issuance, unless otherwise indicated in the related prospectus supplement, the notes should be treated as indebtedness without substantial equity features for purposes of the Plan Assets Regulation and the notes may be purchased by a Plan.

Without regard to whether the notes are considered to be an "equity interest" or debt for purposes of the Plan Assets Regulation, the acquisition or holding of the notes by or on behalf of a Plan could be considered to give rise to a prohibited transaction if J.P. Morgan Securities Inc., the issuing entity, the indenture trustee or certain of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Plan. In that case, certain exemptions ("**prohibited transaction class exemptions**" or "**PTCEs**") from the prohibited

transaction rules could be applicable, depending on the type of Plan involved and the circumstances of the plan fiduciary's decision to acquire a note. Included among these exemptions are: PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager"); PTCE 90-1 (relating to transactions involving insurance company pooled separate accounts); PTCE 91-38 (relating to transactions involving bank collective investment funds); PTCE 95-60 (relating to transactions involving insurance company general accounts); and PTCE 96-23 (relating to transactions effected by an "in-house asset manager") (each, an "**Investor-Based Exemption**"). There is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code to a party in interest that is a service provider to a Plan investing in the notes for adequate consideration, provided that such service provider is not (i) the fiduciary with respect to the Plan's assets used to acquire the notes or an affiliate of such fiduciary, or (ii) an affiliate of the employer sponsoring the Plan. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided might not cover all acts that might be construed as prohibited transactions. There can be no assurance that these exemptions, or any other exemption, will be available with respect to any particular transaction involving the notes.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements but may be subject to state or local laws substantially similar to ERISA or the Code ("**Similar Law**"); such plans, together with Plans are referred to in this prospectus as "**Benefit Plans**."

The notes should not be purchased with the assets of a Benefit Plan if J.P. Morgan Securities Inc., JPMorgan Chase Bank, the depositor, the indenture trustee, the master servicer, the administrator or any of their respective affiliates has fiduciary or investment discretion with respect to such Benefit Plan assets or is an employer maintaining or contributing to such Benefit Plan unless such purchase and holding of the notes would be covered by an applicable prohibited transaction exemption and will not cause a non-exempt violation of any Similar Law.

Each purchaser and transferee of a note, as applicable, will be deemed to represent that either (i) it is not a Benefit Plan or (ii) it is a Benefit Plan and its acquisition and holding of such note will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code which is not covered under an Investor-Based Exemption or some other applicable exemption, and will not cause a non-exempt violation of any Similar Law and will be deemed to further represent that it will not transfer such note in violation of the foregoing.

Prospective Benefit Plan investors in notes should consult with their legal advisors concerning the impact of ERISA and the Code, the prohibited transaction rules and exemptions that may apply to them, and the potential consequences in their specific circumstances, prior to making an investment in the notes. Each Benefit Plan fiduciary should also determine whether under the general fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Benefit Plan, taking into account the overall investment policy of the Benefit Plan and the composition of the Benefit Plan's investment portfolio.

Purchases of the Certificates

Unless described differently in the related prospectus supplement, no certificates of any series may be purchased by a Benefit Plan or by any entity whose underlying assets are deemed to include assets of a Benefit Plan by reason of a Benefit Plan's investment in that entity. As discussed above, the purchase of an equity interest in an issuing entity will result in the assets of that issuing entity being deemed assets of a Plan for the purposes of ERISA and the Code, and certain transactions involving the issuing entity may then be deemed to constitute prohibited transactions under Section 406 of ERISA and Section 4975 of the Code. A violation of the "prohibited transaction" rules may result in an excise tax or other penalties and liabilities under ERISA and the Code.

By its acceptance of a certificate, each certificateholder will be deemed to have represented and warranted that it is not a Benefit Plan, is not purchasing the certificates on behalf of a Benefit Plan and is not using the assets of a Benefit Plan to purchase certificates.

If a given series of certificates may be acquired by a Benefit Plan because of the application of an exception contained in a regulation or administrative exemption issued by the United States Department of Labor or some other state or local law, the exception will be discussed in the related prospectus supplement.

* * *

A Plan fiduciary considering the purchase of the securities of a given series is strongly encouraged to consult with its legal advisors regarding whether the assets of the related issuing entity would be considered Plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences. Each Benefit Plan fiduciary also should determine whether, under the general fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Benefit Plan, considering the overall investment policy of the Benefit Plan and the composition of the Benefit Plan's investment portfolio, as well as whether the investment is permitted under the Benefit Plan's governing instruments.

AVAILABLE INFORMATION

Collegiate Funding of Delaware, L.L.C., as the depositor, has filed with the SEC a registration statement on Form S-3 for the securities under the Securities Act of 1933. This prospectus and the related prospectus supplement, both of which form part of the registration statement, do not contain all of the information contained in the registration statement.

The depositor will file with the SEC all required annual, periodic and special SEC reports and other information about any issuing entity the depositor has formed.

You may read and copy any reports, statements (including the registration statement) or other information the depositor files at the SEC's Public Reference Room at 100 First Street, N.E., Washington, D.C. 20549. In addition, you may obtain copies of this information from the SEC's Public Reference Room upon payment of certain prescribed fees. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-

SEC-0330. The depositor's SEC filings may also be accessed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC's Internet site located at http://www.sec.gov. The Securities Act file number for this registration statement is 333-137587.

REPORTS TO SECURITYHOLDERS

~~The administrator will prepare periodic unaudited reports as described in the related prospectus supplement. These periodic unaudited reports will contain information concerning the trust student loans in the related issuing entity. They will be sent only to Cede & Co., as nominee of DTC. The administrator will not send reports directly to the beneficial holders of the securities. However, these reports may be viewed at the sponsor's website: http://www.[   ]. The reports will not constitute financial statements prepared in accordance with generally accepted accounting principles.~~

~~The issuing entity will cause the administrator to file with the SEC all periodic reports required by Rule 15d-1 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). The reports concerning the issuing entity are required to be delivered to the holders of the securities.~~

~~Each issuing entity will have a separate Central Index Key assigned by the SEC for the issuing entity. Reports filed with respect to an issuing entity with the SEC after the related prospectus supplement is filed will be available under that issuing entity's Central Index Key, which will be a serial company number assigned to the file number of the depositor shown above.~~

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows the depositor to "incorporate by reference" information the depositor files with it, which means that the depositor can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. Information that the depositor files later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the related prospectus supplement. The depositor incorporates by reference any future annual, periodic or special SEC reports and proxy materials filed by or on behalf of an issuing entity until the offering of the securities issued by that issuing entity is terminated.

The depositor will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of that person, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to Collegiate Funding of Delaware, L.L.C., 10304 Spotsylvania Avenue, Suite 100, Fredericksburg, Virginia 22408. Telephone requests for copies should be directed to (540) 374-1600.

PLAN OF DISTRIBUTION

The depositor and the underwriters named in the related prospectus supplement will enter into an underwriting agreement for the notes of the related series and a separate underwriting agreement for the certificates of that series. Under the underwriting agreements, the depositor will agree to cause the related issuing entity to sell to the underwriters, and each of the underwriters will severally agree to purchase, the amount of each class of securities listed in the related prospectus supplement.

The underwriters will agree, subject to the terms and conditions of their underwriting agreements, to purchase all of the notes and certificates described in the underwriting agreements and offered by this prospectus and the related prospectus supplement. In some series, the depositor or an affiliate may offer some or all of the securities for sale directly.

The underwriters or other offerors may offer the securities to potential investors in person, by telephone, over the internet or by other means.

The related prospectus supplement will either:

- show the price at which each class of notes and certificates is being offered to the public and any concessions that may be offered to dealers participating in the offering; or

- specify that the notes and certificates will be sold by the depositor or an affiliate or will be sold or resold by the underwriters in negotiated transactions at varying prices to be determined at the time of such sale.

After the initial public offering of any notes and certificates, the offering prices and concessions may be changed.

Until the distribution of the securities is completed, SEC rules may limit the ability of the underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the securities. These consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

If an underwriter creates a short position in the securities in connection with the offering—that is, if it sells more securities than are shown on the cover page of the related prospectus supplement—the underwriter may reduce that short position by purchasing securities in the open market.

An underwriter may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriter purchases securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those securities as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discourages resales of the security.

Neither the depositor nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither the depositor nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

The underwriters may assist in resales of the securities but are not required to do so. The related prospectus supplement will indicate whether any of the underwriters intends to make a secondary market in the securities offered by that prospectus supplement. No underwriter will be obligated to make a secondary market.

This prospectus may be used in connection with the remarketing or the offering of a class of reset rate securities by JPMorgan Chase Bank or its affiliates after its exercise of the related call option with respect to that class.

In connection with any remarketing of a class of reset rate securities, unless the all-hold rate will be in effect, the depositor will prepare for distribution to prospective purchasers a new prospectus supplement to the original prospectus covering the terms of the remarketing.

If JPMorgan Chase Bank or one of its affiliates exercises its call option with respect to any class of reset rate securities previously publicly offered by any issuing entity formed by the depositor prior to a related reset date, that issuing entity may resell those reset rate securities under this prospectus. In connection with such a resale, the depositor will prepare for distribution to prospective purchasers a new prospectus supplement to the original prospectus covering such resale.

If applicable, the related prospectus supplement will also contain material information regarding any new derivative counterparty or counterparties. In addition, the related prospectus supplement will contain any other pertinent information relating to the issuing entity as may be requested by prospective purchasers, remarketing agents or otherwise, and will also contain material information regarding the applicable student loan guarantors and information describing the characteristics of the related pool of trust student loans that remains outstanding as of a date reasonably proximate to the date of that prospectus supplement, including updated tables relating to the information presented in the original prospectus supplement, new tables containing the statistical information generally presented by the depositor as part of its then recent student loan securitizations, or a combination of both.

Each underwriting agreement will provide that the depositor and JPMorgan Chase Bank will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make on those civil liabilities.

Each issuing entity may, from time to time, invest the funds in its trust accounts in Eligible Investments acquired from one or more of the underwriters.

Under each of the underwriting agreements for a given series of securities, the closing of the sale of any class of securities will be conditioned on the closing of the sale of all other classes.

The place and time of delivery for the securities will appear in the related prospectus supplement.

LEGAL MATTERS

McKee Nelson LLP, as special counsel to JPMorgan Chase Bank, other JPMorgan Chase Entities, the issuing entity and the depositor (or another law firm named in the related prospectus supplement), will give opinions on specific matters for JPMorgan Chase Bank, other JPMorgan Chase Entities, the issuing entity and the depositor. The related prospectus supplement will identify other law firms that will give opinions on additional legal matters for the underwriters and specific U.S. federal and state income tax matters.

GLOSSARY FOR PROSPECTUS

"**30/360**" means the method of calculating interest on the basis of a 360-day year consisting of twelve 30-day months.

"**Actual/360**" means the method of calculating interest on the basis of the actual number of days elapsed in a year of 360 days.

"**Actual/365 (Fixed)**" means the method of calculating interest on the basis of the actual number of days elapsed in a year of 365 days, regardless of whether accrual or payment occurs in a leap year.

"**Actual/Actual (Accrual Basis)**" means the method of calculating interest on the basis of the actual number of days elapsed in a year of 365 days, or 366 days for every day in a leap year.

"**Actual/Actual (ISMA)**" is a calculation in accordance with the definition of "Actual/ Actual" adopted by the International Securities Market Association ("**ISMA**"), which is a method of calculating interest on the following basis:

- where the number of days in the relevant accrual period is equal to or shorter than the determination period during which such accrual period ends, the number of days in such accrual period divided by the product of (A) the number of days in such determination period and (B) the number of Distribution Dates that would occur in one calendar year; or

- where the accrual period is longer than the determination period during which the accrual period ends, the sum of:

    (1)   the number of days in such accrual period falling in the determination period in which the accrual period begins divided by the product of (x) the number of days in such determination period and (y) the number of Distribution Dates that would occur in one calendar year; and

    (2)   the number of days in such accrual period falling in the next determination period divided by the product of (x) the number of days in such determination period and (y) the number of Distribution Dates that would occur in one calendar year;

    where "determination period" means the period from and including one calculation date to but excluding the next calculation date and "calculation date" means, in each year, each of those days in the calendar year that are specified herein as being the scheduled Distribution Dates.

"**Actual/Actual (Payment Basis)**" means the method of calculating interest on the basis of the actual number of days elapsed in a year of 365 days if the interest period ends in a non-leap year, or 366 days if the interest period ends in a leap year, as the case may be.

"**Certificate Pool Factor**" means, as of the close of business on a Distribution Date specified in the related prospectus supplement, a decimal figure equal to the aggregate outstanding principal amount of a class of certificates divided by the original aggregate outstanding principal amount of such class of certificates.

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme, a corporation organized under the laws of the Duchy of Luxembourg (formerly known as Cedelbank, société anonyme), and its address is L-2967 Luxembourg, Luxembourg.

"**Controlling Class**" means, with respect to any issuing entity, the most senior class or classes of notes described in the related prospectus supplement as long as any notes of such class or classes are outstanding, and thereafter, in the order of seniority, each other class of notes or certificates, if any, described in such related prospectus supplement as long as they are outstanding.

"**Distribution Date** " means each quarterly or monthly distribution or payment date specified in the related prospectus supplement.

"**DTC**" means The Depository Trust Company, or any successor thereto, and its address is 55 Water Street, New York, New York 10042-0099.

"**Eligible Institution**" means (i) JPMorgan Chase Bank, the corporate trust department of the indenture trustee or the corporate trust department of the owner trustee or (ii) ~~any other depository~~an institution organized under the laws of the United States of America or any ~~State~~state thereof or incorporated under the laws of a foreign jurisdiction with a branch or agency located in the United States of America or any ~~State qualified to take deposits~~state thereof and subject to supervision and examination by federal or state banking authorities ~~(a) which at all times has either (1) a long-term unsecured debt~~which at all times (a) is authorized under such laws to act as a trustee or in any other fiduciary capacity, (b) has not less than one billion dollars in assets under fiduciary management, and (c) has a long term deposits rating acceptable to the applicable rating agencies ~~or (2) a short-term unsecured debt rating or a certificate of deposit rating acceptable to the applicable rating agencies and (b) whose deposits are insured by FDIC~~.

"**Eligible Investments**" means book-entry securities, negotiable instruments or securities represented by instruments in bearer or registered form which, in each case, constitute:

(a)   direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America, the Government National Mortgage Association ("**GNMA**"), the Federal Home Loan Mortgage Corporation ("**Freddie Mac**"), the Federal National Mortgage Association ("**Fannie Mae**"), or any agency or instrumentality of the United States of America the obligations of which are backed by the full faith and credit of the United States of America; provided that obligations of, or obligations guaranteed by, GNMA, Freddie Mac or Fannie Mae will be Eligible Investments only if, at the time of investment, they meet the criteria of each of the rating agencies for collateral for securities having ratings equivalent to the respective ratings of the notes in effect at the related closing date;

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(b)   demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any State (or any domestic branch of a foreign bank) and subject to supervision and examination by Federal or state banking or depository institution authorities (including depository receipts issued by any such institution or trust company as custodian with respect to any obligation referred to in clause (a) above or portion of such obligation for the benefit of the holders of such depository receipts); provided that at the time of the investment or contractual commitment to invest therein (which will be deemed to be made again each time funds are reinvested following each Distribution Date), the commercial paper or other short-term senior unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) of such depository institution or trust company will have a credit rating from each of the rating agencies in the highest investment category granted thereby;

(c)   commercial paper having, at the time of the investment, a rating from each of the rating agencies in the highest investment category granted thereby;

(d)   investments in money market funds having a rating from each of the rating agencies in the highest investment category granted thereby (including funds for which the indenture trustee, the administrator or the owner trustee or any of their respective affiliates is investment manager or advisor);

(e)   bankers' acceptances issued by any depository institution or trust company described in clause (b) above;

(f)   repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed as to timely payment by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in clause (b) above;

(g)   asset-backed securities, including asset-backed securities issued by affiliates, or entities formed by affiliates, of JPMorgan Chase Bank, but excluding mortgage-backed securities, that at the time of investment have a rating in the highest investment category granted by a nationally recognized rating agency, but not at a purchase price in excess of par; and

(h)   any other investment rated in one of the four highest investment categories by a nationally recognized rating agency provided that such investment would not result in the downgrade or withdrawal of any rating of the securities by any of the rating agencies as affirmed in writing delivered to the indenture trustee.

"**EURIBOR Determination Date**" means, for each accrual period, the day that is two Settlement Days before the beginning of that accrual period.

"**Euroclear**" means Euroclear Bank, S.A./N.V., as operator of the Euroclear System, and its address is 1 Boulevard du Roi Albert II, B-1210 Brussels.

"**GBP-LIBOR Determination Date** " means, for each accrual period, the day that is two Settlement Days before the beginning of that accrual period.

"**Insolvency Event**" means an event of bankruptcy, insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings or other actions by a person indicating its insolvency, reorganization under bankruptcy proceedings or inability to pay its obligations.

"**JPMorgan Chase Entities**" means JPMorgan Chase Bank and its affiliates.

"**LIBOR Determination Date**" means, for each accrual period, the second business day before the beginning of that accrual period.

"**Note Pool Factor**" means, as of the close of business on a Distribution Date specified in the related prospectus supplement, a decimal figure equal to the then aggregate outstanding principal amount of a class of notes divided by the initial aggregate outstanding principal amount of such class of notes.

"**Program Payments**" means interest subsidy payments, special allowance payments and similar payments under FFELP.

"**Purchase Amount**" means, with respect to any student loan, the amount required to prepay in full that student loan, including all accrued interest.

"**Qualified Substitute Student Loans**" means student loans that, on the date of substitution, comply with all of the representations and warranties made by the applicable seller in the applicable purchase agreement, or by the depositor in the applicable transfer agreement. Qualified Substitute Student Loans must also be substantially similar on an aggregate basis to the loans they are being substituted for with regard to the following characteristics:

- principal balance;

- status – in-school, grace, deferment, forbearance or repayment;

- program type – unsubsidized Stafford Loans, or subsidized Stafford Loans, PLUS Loans, SLS Loans, consolidation loans;

- school type (for non-consolidation loans);

- interest rate; and

- remaining term to maturity; provided that, no Qualified Substitute Student Loan shall have a maturity date later than six months prior to the maturity date of the class B notes.

"**Reference Banks**" means four major banks in the London or Euro-zone (as applicable) interbank market selected by the administrator.

"**Regulation AB**" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (Jan. 7, 2005)) or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

"**Settlement Day**" means any day on which TARGET (the Trans-European Automated Real-time Gross Settlement Express Transfer System) is open which is also a day on which banks in New York City are open for business.

"**Telerate Page 248**" means the display page so designated on the Money line Telerate Service or any other page that may replace that page on that service for the purpose of displaying comparable rates or prices.

"**Telerate Page 3750**" means the display page so designated on the Moneyline Telerate Service or any other page that may replace that page on that service for the purpose of displaying comparable rates or prices.

"**Transaction Documents**" means the Transaction Documents specified in the related prospectus supplement for an issuing entity.

INDEX OF DEFINED TERMS

FEDERAL FAMILY EDUCATION LOAN PROGRAM

The Federal Family Education Loan Program, established under Title IV of the Higher Education Act, provides for loans to students who are enrolled in eligible institutions, or to parents of dependent students, to finance their educational costs. Payment of principal and interest on the student loans is guaranteed by a state or not-for-profit guarantor against:

- default of the borrower;

- the death, disability, discharge in bankruptcy, or the crime of identity theft;

- closing of the borrower's school prior to the end of the academic period;

- false certification by the borrower's school of the borrower's eligibility for the student loan, as well as false certification as a result of the crime of identity theft; and

- an unpaid school refund.

Subject to certain conditions, a program of federal reinsurance under the Higher Education Act entitles guarantors to reinsurance from the Department of Education for between 75% and 100% of the amount of each guarantee payment.

In addition to guarantee payments, the holder of student loans is entitled to receive interest subsidy payments and special allowance payments from the Department of Education. Interest subsidy payments reimburse the holder of loans for interest payments otherwise due from borrowers during specified periods of the life of a loan, including in-school, grace and deferment periods on subsidized Stafford Loans. Special allowance payments raise the interest rate to student loan holders when the statutory borrower interest rate is below an indexed market value.

Four types of student loans are currently authorized under FFELP:

- subsidized Stafford Loans ("**Stafford Loans**") to students who demonstrate requisite financial need;

- unsubsidized Stafford Loans to students who either do not demonstrate financial need or require additional loans to supplement their subsidized Stafford Loans;

- PLUS Loans ("**PLUS Loans**") (originally Parent Loans to Undergraduate Students, but now loans to graduate and professional students as well as to parents of dependent undergraduate students) to parents of dependent undergraduate students, and to graduate or professional students whose estimated costs of attending school exceed other available financial aid, including all Stafford Loans for which they are eligible; graduate or professional students must apply for the annual maximum eligibility

under the federal subsidized and unsubsidized Stafford Loan programs prior to applying for a PLUS Loan; and

- Consolidation loans, which consolidate into a single loan a borrower's obligations under various federally authorized student loan programs ("**consolidation loans**").

Before July 1, 1994, the Higher Education Act also authorized loans called "**Supplemental Loans to Students**" or "**SLS Loans**" to independent students and, under some circumstances, dependent undergraduate students, to supplement their subsidized Stafford Loans. The unsubsidized Stafford Loan program replaced the SLS Loan program.

This appendix and the prospectus describe or summarize the material provisions of the Higher Education Act and related statutes and regulations. They, however, are not complete and are qualified in their entirety by reference to each actual statute and regulation. Both the Higher Education Act and the related regulations have been the subject of extensive amendments. Accordingly, it is impossible to predict whether future amendments or modifications might materially change any of the programs described in this appendix or the statutes and regulations that implement them.

Legislative Matters

FFELP is subject to comprehensive reauthorization every 6 years and to frequent statutory and regulatory changes. The most recent reauthorization was as part of the Higher Education Reconciliation Act of 2005, Public Law 109-171. Since the 1998 reauthorization, the Higher Education Act was amended or extended by the Ticket to Work and Work Incentives Improvement Act of 1999, the Consolidated Appropriations Act of 2001, Public Law 107-139 in 2002, Public Law 108-366 and The Taxpayer-Teacher Protection Act of 2004, Public Law 108-409 in 2004, the Higher Education Extension Act of 2005, Public Law 109-81 and the Second Higher Education Extension Act of 2005, Public Law 109-150 in 2005, and the Higher Education Reconciliation Act of 2005, the Emergency Supplemental Appropriations Act for Defense, the Global War on Terror and Hurricane Recovery, Public Law 109-234 in 2006, and the Higher Education Extension Act of 2006, Public Law 109-212, in 2006.

In 1993 Congress created FDLP, pursuant to which Stafford Loans, PLUS Loans and consolidation loans may be funded directly by the Department of Treasury as well as by private lenders under FFELP.

The 1998 reauthorization extended the principal provisions of FFELP and FDLP to October 1, 2004, which was extended through federal fiscal year 2005 by Public Law 108-366. The 1998 reauthorization, as modified by the 1999 act, lowered both the borrower interest rate on Stafford Loans to a formula based on the 91-day Treasury bill rate plus 2.3% (1.7% during in-school, grace and deferment periods), capped at 8.25%, and the lender's rate after special allowance payments to the 91-day Treasury bill rate plus 2.8% (2.2% during in-school, grace and deferment periods) for loans originated on or after July 1, 1998 and before July 1, 2003. The borrower interest rate on PLUS Loans originated during this period is equal to the 91-day Treasury bill rate plus 3.1%, capped at 9%.

The 1999 act changed the financial index on which special allowance payments are computed on new Stafford Loans from the 91-day Treasury bill rate to the three-month commercial paper rate (financial) for FFELP loans disbursed on or after January 1, 2000 and before July 1, 2003. For these FFELP loans, the special allowance payments to lenders are based upon the three-month commercial paper (financial) rate plus 2.34% (1.74% during in-school, grace and deferment periods). The 1999 act did not change the rate that the borrower pays on FFELP loans.

The 2001 act changed the financial index on which the interest rate for some borrowers of SLS Loans and PLUS Loans are computed. The index was changed from the 1-year Treasury bill rate to the weekly average one-year constant maturity Treasury yield. This change was effective beginning in July 2001.

Public Law 107-139 amended the Higher Education Act to (i) extend current variable borrower interest rates for student or parent loans with a first disbursement before July 1, 2006 and for consolidation loans with an application received by the lender before July 1, 2006, (ii) establish fixed borrower interest rates on student loans made on or after July 1, 2006 of 6.8% on Stafford Loans and 7.9% on PLUS Loans in both FFELP and FDLP, and (iii) extend the computation of special allowance payments based on the three-month commercial paper (financial) index.

On February 8, 2006, the President signed The Deficit Reduction Act of 2005, Public Law 109-171. Included in The Deficit Reduction Act of 2005 is The Higher Education Reconciliation Act of 2005, which extends the Department of Education's authority to provide interest subsidies and federal insurance for loans originated under the Higher Education Act through September 30, 2012. Several provisions of the Higher Education Act governing FFELP were also amended. Amendments material to the sponsor's student loan program include, but are not limited to, provisions that:

- extend until October 1, 2012, the authority under the Higher Education Act for providing federal insurance on loans, making subsidized loans and making consolidation loans;

- beginning July 1, 2007, increase annual Stafford Loan limits for first-year students from $2,625 to $3,500 and second-year students from $3,500 to $4,500 and the annual unsubsidized Stafford Loan limit from $10,000 to $12,000 for graduate and professional students;

- reduce insurance on defaulted student loans from 98% to 97% for default claims for loans for which the first disbursement is made on or after July 1, 2006;

- reduce the reimbursement available for student loans serviced by servicers designated for exceptional performance from 100% to 99% for default claims for all claims filed on or after July 1, 2006;

- require payment by lenders to the Department of Education of any interest paid by borrowers on student loans first disbursed on or after April 1, 2006, that exceeds the special allowance support level applicable to such loans;

- for loans with a first disbursement made on or after July 1, 2001, provide new deferment eligibility for up to three years for a borrower who is serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency;

- make teachers in certain specialties (and who meet other criteria) and nonprofit teachers that are highly qualified, with loans disbursed on or after October 1, 1998, eligible for increased forgiveness amounts of up to $17,500;

- provide that graduate and professional students are eligible to borrow PLUS Loans on or after July 1, 2006;

- raise the borrower interest rate on PLUS Loans to 8.5% for PLUS Loans disbursed on or after July 1, 2006;

- eliminate in-school consolidations on or after July 1, 2006;

- eliminate the ability of borrowers to receive a consolidation loan in either FFELP or FDLP after receiving a consolidation loan in either program on or after July 1, 2006 except for certain situations; and

- for Stafford Loans and PLUS Loans guaranteed on or after July 1, 2006, require guarantors to deposit a 1% default fee into the Federal Fund, which such fee may be deducted from loan proceeds or paid from other non-federal sources (including payment by guarantors or lenders).

On June 15, 2006, President Bush signed the Emergency Supplemental Appropriations Act for Defense, the Global War on Terror, and Hurricane Recovery, 2006 Emergency Agricultural Disaster Assistance Act of 2006. This legislation repealed the provisions in existing law commonly known as the "single holder rule." The rule generally restricted student loan borrowers seeking loan consolidation from consolidating their student loans with any lender other than the holder of their existing FFELP loans if all of their existing FFELP loans were held by a single lender.

It is impossible to predict whether further changes will be made to the Higher Education Act in future legislation or the effect of such additional legislation on the sponsor's student loan program or the trust student loans.

Eligible Lenders, Students and Educational Institutions

Lenders eligible to make loans under FFELP generally include banks, savings and loan associations, credit unions, pension funds and, under some conditions, schools and guarantors. A

student loan may be made to, or on behalf of, an eligible student. An "**eligible student**" is an individual who, among other things,

- is a United States citizen, national or permanent resident;

- has been accepted for enrollment or is enrolled and is maintaining satisfactory academic progress at a participating educational institution;

- is carrying at least one-half of the normal full-time academic workload for the course of study the student is pursuing; and

- meets the financial need requirements for the particular loan program.

Eligible schools include institutions of higher education, including proprietary institutions, meeting the standards provided in the Higher Education Act. For a school to participate in the program, the Department of Education must approve its eligibility under standards established by regulation.

Financial Need Analysis

Subject to program limits and conditions, student loans generally are made in amounts sufficient to cover the student's estimated costs of attending school, including tuition and fees, books, supplies, room and board, transportation and miscellaneous personal expenses as determined by the institution. Each Stafford Loan applicant (and parents in the case of a dependent child) must undergo a financial need analysis. This requires the applicant (and parents in the case of a dependent child) to submit financial data to a federal processor. The federal processor evaluates the parents' and student's financial condition under federal guidelines and calculates the amount that the student and the family are expected to contribute towards the student's cost of education. After receiving information on the family contribution, the institution then subtracts the family contribution from the student's costs to attend the institution to determine the student's need for financial aid. Some of this need is met by grants, scholarships, institutional loans and work assistance. A student's "unmet need" is further reduced by the amount of Stafford Loans for which the borrower is eligible.

Special Allowance Payments

The Higher Education Act provides for quarterly special allowance payments to be made by the Department of Education to holders of student loans to the extent necessary to ensure that they receive at least specified market interest rates of return. The rates for special allowance payments depend on formulas that vary according to the type of loan, the date the student loan was made and the type of funds, tax-exempt or taxable, used to finance the student loan. The Department makes a special allowance payment for each calendar quarter, generally within 45 to 60 days after the receipt of the prescribed form from the lender.

The special allowance payment equals the average unpaid principal balance, including interest which has been capitalized, of all eligible loans held by a holder during the quarterly period multiplied by the special allowance percentage.

The special allowance formulae discussed below are those most applicable to the student loans that will be held by the issuing entity. As noted above, some FFELP loans are subject to different special allowance rates tied to source of financing and date of origination.

For student loans disbursed before January 1, 2000, the special allowance percentage is computed by:

(1) determining the average of the bond equivalent rates of 91-day Treasury bills auctioned for that quarter;

(2) subtracting the applicable borrower interest rate;

(3) adding the applicable special allowance margin described in the table below; and

(4) dividing the resultant percentage by 4.

If the result is negative, the special allowance payment is zero.

Date of First Disbursement	Special Allowance Margin
Before 10/17/86...	3.50%
From 10/17/86 through 09/30/92......................	3.25%
From 10/01/92 through 06/30/95......................	3.10%
From 07/01/95 through 06/30/98......................	2.50% for Stafford Loans that are in In-School, Grace or Deferment 3.10% for Stafford Loans that are in Repayment and Forbearance and all other loans
From 07/01/98 through 12/31/99......................	2.20% for Stafford Loans that are in In-School, Grace or Deferment 2.80% for Stafford Loans that are in Repayment and Forbearance 3.10% for PLUS Loans, SLS Loans and consolidation loans

For student loans disbursed on or after January 1, 2000, the special allowance percentage is computed by:

(1) determining the average of the bond equivalent rates of 3-month commercial paper (financial) rates quoted for that quarter;

(2) subtracting the applicable borrower interest rate;

(3) adding the applicable special allowance margin described in the table below; and

(4) dividing the resultant percentage by 4.

For loans first disbursed before April 1, 2006, if the result is negative, the special allowance payment is zero. For loans first disbursed on or after April 1, 2006, if the result is negative the lender must rebate the negative amount to the Department of Education.

Date of First Disbursement	Special Allowance Margin
From 01/01/00	1.74% for Stafford Loans that are in In-School, Grace or Deferment 2.34% for Stafford Loans that are in Repayment and Forbearance 2.64% for PLUS Loans and consolidation loans

Stafford Loan Program

For Stafford Loans, the Higher Education Act provides for:

- federal insurance or reinsurance of Stafford Loans made by eligible lenders to eligible students;

- federal interest subsidy payments on subsidized Stafford Loans paid by the Department of Education to holders of the student loans in lieu of the borrower's making interest payments when the borrower is in an in-school period, grace period or deferment period; and

- special allowance payments representing an additional subsidy paid by the Department to the holders of eligible Stafford Loans.

All three types of assistance are referred to in this prospectus as "**federal assistance**".

Interest. The borrower's interest rate on a Stafford Loan can be fixed or variable. Stafford Loan interest rates are presented below.

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
Before 10/01/81	7%	N/A	N/A
From 01/01/81 through 09/12/83	9%	N/A	N/A
From 09/13/83 through 06/30/88	8%	N/A	N/A
From 07/01/88 through 09/30/92	8% for 48 months; thereafter, 91-day Treasury + Interest Rate Margin	8% for 48 months, then 10%	3.25% for loans made before 7/23/92 and for loans made on or before 10/1/92 to new student borrowers; 3.10% for loans made after 7/23/92 and before 7/1/94 to borrowers with outstanding FFELP loans
From 10/01/92 through 06/30/94	91-day Treasury + Interest Rate Margin	9%	3.10%
From 07/01/94 through 06/30/95	91-day Treasury + Interest Rate Margin	8.25%	3.10%
From 07/01/95 through 06/30/98	91-day Treasury + Interest Rate Margin	8.25%	2.50% (In-School, Grace or Deferment); 3.10% (Repayment)
From 07/01/98 through 06/30/06	91-day Treasury + Interest Rate Margin	8.25%	1.70% (In-School, Grace or Deferment); 2.30% (Repayment)
From 07/01/06	6.8%	N/A	N/A

The rate for variable rate Stafford Loans applicable for any 12-month period beginning on July 1 and ending on June 30 is determined on the preceding June 1 and is equal to the *lesser* of:

- the applicable maximum borrower rate

and

- the sum of

  - the bond equivalent rate of 91-day Treasury bills auctioned at the final auction held before that June 1,

and

- the applicable interest rate margin.

Interest Subsidy Payments. The Department of Education is responsible for paying interest on subsidized Stafford Loans:

- while the borrower is an eligible student,

- during the grace period, and

- during prescribed deferment periods.

The Department of Education makes quarterly interest subsidy payments to the owner of a subsidized Stafford Loan in an amount equal to the interest that accrues on the unpaid balance of that loan before repayment begins or during any deferment periods. The Higher Education Act provides that the owner of an eligible subsidized Stafford Loan has a contractual right against the United States to receive interest subsidy and special allowance payments. However, receipt of interest subsidy and special allowance payments is conditioned on compliance with the requirements of the Higher Education Act, including the following:

- satisfaction of need criteria, and

- continued eligibility of the student loan for federal insurance or reinsurance.

If the student loan is not held by an eligible lender in accordance with the requirements of the Higher Education Act and the applicable guarantee agreement, the student loan may lose its eligibility for federal assistance.

Lenders generally receive interest subsidy payments within 45 days to 60 days after the submission of the applicable data for any given calendar quarter to the Department of Education. However, there can be no assurance that payments will, in fact, be received from the Department within that period.

Loan Limits. The Higher Education Act generally requires that lenders disburse student loans in at least two equal disbursements. The Higher Education Act limits the amount a student can borrow in any academic year. The following chart shows current and historic Stafford Loan limits.

Borrower's Academic Level	Dependent Students	Independent Students	
	Subsidized and Unsubsidized on or after 10/1/93	Additional Unsubsidized only on or after 7/1/94	Maximum Annual Total Amount
Undergraduate (per year):			
1st year...	$ 2,625	$ 4,000	$ 6,625
2nd year	$ 3,500	$ 4,000	$ 7,500
3rd year and above...	$ 5,500	$ 5,000	$ 10,500
Graduate (per year)...	$ 8,500	$ 10,000	$ 18,500
Aggregate Limit:			
Undergraduate	$23,000	$ 23,000	$ 46,000
Graduate (including undergraduate).....................	$65,500	$ 73,000	$ 138,500

Beginning July 1, 2007, annual Stafford Loan limits for first-year dependent students increase from $2,625 to $3,500 and second-year students from $3,500 to $4,500 and the annual unsubsidized Stafford Loan limit from $10,000 to $12,000 for graduate and professional students.

For the purposes of the table above:

- The student loan limits include both FFELP and FDLP loans.

- The amounts in the final column represent the combined maximum loan amount per year for subsidized and unsubsidized Stafford Loans. Accordingly, the maximum amount that a student may borrow under an unsubsidized Stafford Loan is the difference between the combined maximum loan amount and the amount the student received in the form of a subsidized Stafford Loan.

- Independent undergraduate students, graduate students and professional students may borrow the additional amounts shown in the middle column. Dependent undergraduate students may also receive these additional loan amounts if their parents are unable to provide the family contribution amount and cannot qualify for a PLUS Loan.

- Students attending certain medical schools are eligible for $38,500 annually and $189,000 in the aggregate.

- The annual loan limits are sometimes reduced when the student is enrolled in a program of less than one academic year or has less than a full academic year remaining in his or her program.

Repayment. Repayment of principal on a Stafford Loan does not begin while the borrower remains an eligible student, but only after a 6-month grace period following the borrower's graduation or withdrawal from school. In general, each loan must be scheduled for repayment over a period of not more than 10 years after repayment begins. New borrowers on or after October 7, 1998 who accumulate outstanding loans under FFELP totaling more than

$30,000 are entitled to extend repayment for up to 25 years, subject to minimum repayment amounts and consolidation loan borrowers may be scheduled for repayment up to 30 years depending on the borrower's indebtedness. The Higher Education Act currently requires minimum annual payments of $600, unless the borrower and the lender agree to lower payments, except that negative amortization is not allowed. The Higher Education Act and related regulations require lenders to offer a choice among standard, graduated, income-sensitive and extended repayment schedules, if applicable, to all borrowers entering repayment.

Grace Periods, Deferment Periods and Forbearance Periods. After the borrower stops pursuing at least a half-time course of study, he generally must begin to repay principal of a Stafford Loan following the grace period. However, no principal repayments need be made, subject to some conditions, during deferment and forbearance periods.

For borrowers whose first loans are disbursed on or after July 1, 1993, repayment of principal may be deferred:

- while the borrower returns to school at least half-time or is enrolled in an approved graduate fellowship program or rehabilitation program;

- when the borrower is seeking, but unable to find, full-time employment, subject to a maximum deferment of 3 years; or

- when the lender determines that repayment will cause the borrower "economic hardship," as defined in the Securities Act, subject to a maximum deferment of 3 years.

Interest that accrues during a deferment is paid by the Department of Education for subsidized Stafford Loans or deferred and capitalized for unsubsidized Stafford Loans.

The Higher Education Act also permits, and in some cases requires, "forbearance" periods from loan collection in some circumstances. Interest that accrues during a forbearance period is never subsidized.

PLUS Loan and SLS Loan Programs

The Higher Education Act authorizes PLUS Loans to be made to parents of eligible dependent undergraduate students and to graduate students, and previously authorized SLS Loans to be made to the categories of students now served by the unsubsidized Stafford Loan program. Only parents who have no adverse credit history or who are able to secure an endorser without an adverse credit history are eligible for PLUS Loans. The Higher Education Reconciliation Act of 2005 expanded the PLUS Loan eligibility to graduate and professional students as of July 1, 2006. Interest subsidy payments are not available for certain loans originated under the PLUS Loan program or loans originated under the SLS Loan program and, in some instances, special allowance payments are more restricted.

Loan Limits. The annual loan limits for SLS Loans disbursed on or after July 1, 1993 range from $4,000 for first and second year undergraduate borrowers to $10,000 for graduate

borrowers, with a maximum aggregate amount of $23,000 for undergraduate borrowers and $73,000 for graduate and professional borrowers.

The annual and aggregate amounts of PLUS Loans first disbursed on or after July 1, 1993 are limited only to the difference between the cost of the student's education and other financial aid received, including scholarship, grants and other student loans.

Interest. The interest rates for PLUS Loans and SLS Loans are presented in the chart below.

For PLUS or SLS Loans that bear interest based on a variable rate, the rate is set annually for 12-month periods, from July 1 through June 30, and is equal to the lesser of:

- the applicable maximum borrower rate

and

- the sum of:

  - the applicable 1-year index or the bond equivalent rate of 91-day Treasury bills, as applicable,

  and

  - the applicable interest rate margin.

Under current law, PLUS Loans with a first disbursement on or after July 1, 2006 will bear a fixed annual interest rate of 8.5%.

Until July 1, 2001, the 1-year index was the bond equivalent rate of 52-week Treasury bills auctioned at the final auction held prior to each June 1. Beginning July 1, 2001, the 1-year index is the weekly average 1-year constant maturity Treasury bill yield, as published by the Board of Governors of the Federal Reserve System, for the last calendar week ending on or before the June 26 preceding the July 1 reset date.

Trigger Date	Borrower Rate	Maximum Borrower Rate	Interest Rate Margin
Before 10/01/81	9%	N/A	N/A
From 10/01/81 through 10/30/82	14%	N/A	N/A
From 11/01/82 through 06/30/87	12%	N/A	N/A
From 07/01/87 through 09/30/92	1-year Index + Interest Rate Margin	12%	3.25%
From 10/01/92 through 06/30/94	1-year Index + Interest Rate Margin	PLUS Loans 10%, SLS Loans 11%	3.10%
From 07/01/94 through 06/30/98	1-year Index + Interest Rate Margin	9%	3.10%
From 07/01/98 through 06/30/06	91-day Treasury + Interest Rate Margin	9%	3.10%
From 07/01/06	8.5%	8.5%	N/A

Repayment; Deferments. Borrowers begin to repay principal on their PLUS Loans and SLS Loans no later than 60 days after the final disbursement, subject to deferment and forbearance provisions. Borrowers may defer and capitalize repayment of interest during periods of educational enrollment, unemployment and economic hardship, as defined in the Higher Education Act. Maximum loan repayment periods and minimum payment amounts for PLUS Loans and SLS Loans are the same as those for Stafford Loans.

Consolidation Loan Program

The Higher Education Act also authorizes a program under which borrowers may consolidate one or more of their eligible student loans into a single consolidation loan that is insured and reinsured on a basis similar to Stafford Loans, PLUS Loans and SLS Loans. Consolidation loans are made in an amount sufficient to pay outstanding principal, unpaid interest, late charges and collection costs on all federally insured and reinsured student loans incurred under FFELP or FDLP as well as loans made under various other federal student loan programs and loans made by different lenders that the borrower selects for consolidation.

Generally, to obtain a consolidation loan, the borrower must be either in repayment status or in a grace period before repayment begins. For applications received on or after January 1, 1993, delinquent or defaulted borrowers are eligible to obtain consolidation loans if they re-enter repayment through a repayment arrangement with the underlying lender. Between January 1, 1993 and July 1, 2006 married couples who agreed to be jointly and severally liable could apply for one consolidation loan. In some cases, borrowers were allowed to enter repayment status while still in school and thereby become eligible to obtain a consolidation loan. However, the ability to consolidate loans while in school was eliminated effective July 1, 2006, by the Higher Education Reconciliation Act of 2005.

Consolidation loans bear interest at a fixed rate equal to the greater of the weighted average of the interest rates on the unpaid principal balances of the consolidated loans rounded to the nearest whole percent and 9% for loans originated before July 1, 1994. For consolidation loans made on or after July 1, 1994 and for which applications were received before November 13, 1997, the weighted average interest rate is rounded up to the nearest whole percent. Consolidation loans made on or after July 1, 1994 for which applications were received on or after November 13, 1997 through September 30, 1998 bear interest at the annual variable rate applicable to Stafford Loans subject to a cap of 8.25%. Consolidation loans for which the application is received on or after October 1, 1998 bear interest at a fixed rate equal to the lesser of (i) the weighted average interest rate of the student loans being consolidated rounded up to the nearest 1/8% or (ii) 8.25%.

The 1998 reauthorization of the Higher Education Act established borrower interest rates on consolidation loans for borrowers whose applications are received on or after October 1, 1998 and before July 1, 2006 at the weighted average of the interest rates of the student loans consolidated, adjusted up to the nearest 1/8%, capped at 8.25 percent. The Higher Education Reconciliation Act extended this formula through September 30, 2012.

The 1998 legislation, as modified by the 1999 act and in 2002, set the special allowance payment rate for consolidation loans at the average of three-month commercial paper rate plus 2.64% for loans disbursed on or after January 1, 2000. The Higher Education Reconciliation Act extended this formula through September 30, 2012.

Lenders of FFELP loans, including consolidation loans, pay a loan fee of 0.50% to the Department of Education.

For consolidation loans for which applications were received between January 1, 1993 and August 10, 1993, all interest of the borrower is paid during all deferment periods. Consolidation loans for which applications were received on or after August 10, 1993 are subsidized only if all of the underlying loans being consolidated were subsidized Stafford Loans. In the case of consolidation loans made on or after November 13, 1997, the portion of a consolidation loan that is comprised of subsidized Stafford Loans retains subsidy benefits during deferment periods.

No guarantee fee or default fee is required to be charged to a borrower or lender in connection with a consolidation loan. However, FFELP lenders must pay a monthly rebate fee to the Department at an annualized rate of 1.05% on principal of and interest on consolidation loans disbursed on or after October 1, 1993, or at an annualized rate of 0.62% for consolidation loan applications received between October 1, 1998 and January 31, 1999. The rate for special allowance payments for consolidation loans is determined in the same manner as for other FFELP loans.

A borrower must begin to repay his or her consolidation loan within 60 days after his or her consolidated loan has been disbursed. For applications received on or after January 1, 1993, repayment schedule options include graduated or income-sensitive repayment plans. Loans are repaid over periods determined by the sum of the consolidation loan and the amount of the borrower's other eligible student loans outstanding. The maximum maturity schedule is 30 years for indebtedness of $60,000 or more.

Guarantors under FFELP

Under FFELP, guarantors guarantee loans made by eligible lending institutions. Student loans are guaranteed (depending on their date of origination) as to up to 100% of principal and accrued interest for guarantee claims based upon death, disability or certain discharge circumstances, such as discharge in bankruptcy, the crime of identity theft or other false certifications. The guarantor also pays 100% of the unpaid principal and accrued interest on PLUS Loans, where the student on whose behalf the student loan was borrowed dies. Guarantors also guarantee lenders against default. Since October 1, 1993, lenders without "exceptional performance" designations are insured against default for 98% of principal and accrued interest for loans first disbursed prior to July 1, 2006. For loans disbursed on or after July 1, 2006, such lenders are insured against default for 97% of principal and accrued interest. In the case of lenders or lender servicers with "exceptional performance" designations, the Higher Education Reconciliation Act of 2005 reduced the insurance on defaulted loans from 100% to 99% for claims filed on or after July 1, 2006.

The Secretary of Education reinsures guarantors for amounts paid to lenders on loans that are discharged or defaulted. The reimbursement rate on guarantee claims based on death, disability, discharge in bankruptcy or the crime of identity theft is 100% of the amount paid to the holder. The reimbursement rate for claims for defaulted loans decreases as a guarantor's default trigger rate increases. The first trigger for a lower reinsurance rate is when the amount of defaulted loan reimbursements exceeds 5% of the amount of all loans guaranteed by the agency in repayment status at the beginning of the federal fiscal year. The second trigger is when the amount of defaults exceeds 9% of the student loans in repayment. Guarantor reinsurance rates are presented in the table below.

Default Claims Paid Date	Maximum	5% Trigger	9% Trigger
October 1, 1993 — September 30, 1998	98%	88%	78%
On or after October 1, 1998	95%	85%	75%

After the Secretary reimburses a guarantor for a default claim, the guarantor attempts to seek repayment of the student loan from the borrower. However, the Secretary of Education requires that the defaulted guaranteed loans be assigned to the Department of Education when the guarantor is not successful. A guarantor also refers defaulted guaranteed loans to the Secretary to "offset" any federal income tax refunds or other federal reimbursement that may be due the borrowers. Some states have similar offset programs.

To be eligible for federal reinsurance, guaranteed loans must be made by an eligible lender and meet the requirements of the Higher Education Act and the regulations issued thereunder. Generally, these regulations require that lenders determine whether the applicant is an eligible borrower attending an eligible institution, explain to borrowers their responsibilities under the student loan, ensure that the promissory notes evidencing the student loan are executed by the borrower, and disburse the student loan proceeds as required. After the student loan is made, the lender must establish repayment terms with the borrower, properly administer deferments and forbearances and credit the borrower for payments made. If a borrower becomes delinquent in repaying a loan, a lender must perform collection due diligence procedures that vary depending upon the length of time a loan is delinquent. The collection procedures include telephone calls, demand letters, skiptracing procedures and requesting assistance from the guarantor.

A lender may submit a default claim to the guarantor after the related student loan has been delinquent for at least 270 days. The guarantor must review and pay the claim within 90 days after the lender filed it. The guarantor will pay the lender interest accrued on the student loan for up to 450 days after delinquency. For reinsurance requests filed on or after July 1, 2006, the guarantor must file a reimbursement claim with the Secretary of Education within 30 days after the guarantor paid the lender for the default claim.

Student Loan Discharges

FFELP loans are not generally dischargeable in bankruptcy. Under the United States Bankruptcy Code, before a student loan may be discharged, the borrower must demonstrate that repaying it would cause the borrower or his or her family undue hardship. When a FFELP

borrower files for bankruptcy, collection of the student loan is suspended during the time of the proceeding. If the borrower files under the "wage earner" provisions of the Bankruptcy Code or files a petition for discharge on the grounds of undue hardship, then the lender transfers the student loan to the guarantor, which then participates in the bankruptcy proceeding. When the proceeding is complete, unless there was a finding of undue hardship, the student loan is transferred back to the lender and collection resumes.

Student loans are discharged if the borrower becomes totally and permanently disabled. A physician must certify eligibility for discharge. This discharge is conditional for the first three years; if a borrower recovers sufficiently during that period to earn a reasonable income, the borrower must resume repayment.

If a school closes while a student is enrolled, or within 90 days after the student withdrew, loans made for that enrollment period are discharged. If a school falsely certifies that a borrower is eligible for the student loan, or falsely certifies due to the crime of identity theft, the student loan may be discharged. Moreover, if a school fails to make a refund to which a student is entitled, the student loan is discharged to the extent of the unpaid refund.

Rehabilitation of Defaulted Loans

The Secretary of Education is authorized to enter into agreements with the guarantor under which the guarantor may sell defaulted loans that are eligible for rehabilitation to an eligible lender. For a loan to be eligible for rehabilitation the borrower must have made 9 payments within 20 days of the due date during 10 consecutive months, and then the borrower may request that the student loan be sold. Because monthly payments are usually greater after rehabilitation, not all borrowers opt for rehabilitation. Upon rehabilitation, a loan is eligible for all of the benefits under the Higher Education Act for which it would have been eligible had no default occurred and the negative credit record is expunged. No student loan may be rehabilitated more than once.

Guarantor Funding

In addition to providing the primary guarantee on FFELP loans, guarantors are charged, under the Higher Education Act, with responsibility for maintaining records on all loans on which they have issued a guarantee ("**account maintenance**"), assisting lenders to prevent default by delinquent borrowers ("**default aversion**"), post-default loan administration and collections and program awareness and oversight. These activities are funded by revenues from statutorily prescribed fees plus earnings on investments. The standard statutorily prescribed fees are as follows:

Source	Basis
Insurance Premium (Federal Default Fee)...................	Up to 1% of the principal amount guaranteed, withheld from the proceeds of each loan disbursement or by payment from other non-federal sources
Loan Processing and Origination Fee..........................	0.40% of the principal amount guaranteed, paid by the Department of Education
Account Maintenance Fee	0.10% of the original principal amount of loans outstanding, paid by the Department of Education
Default Aversion Fee..	1% of the outstanding amount of loans that were reported delinquent but did not default within 300 days thereafter, paid by transfers out of the Student Loan Reserve Fund
Collection Retention Fee	23% of the amount collected on loans on which reinsurance has been paid (18.5% of the amount collected for a defaulted loan that is purchased by a lender for rehabilitation or consolidation), withheld from gross receipts

The Higher Education Act requires guarantors to establish two funds: a Federal Student Loan Reserve Fund (the "**Federal Reserve Fund**") and an Agency Operating Fund. The Federal Reserve Fund is considered the property of the Federal government. The Agency Operating Fund is the guarantor's property and is not subject to strict limitations on its use. The Federal Reserve Fund contains the reinsurance payments received from the Department, Insurance Premiums ("**Federal Default Fee**" for PLUS Loans and Stafford Loans first disbursed on or after July 1, 2006) and the Collection Retention Fee. The Federal Reserve Fund is federal property and its assets may be used only to pay insurance claims and to pay Default Aversion Fees.

Department of Education Oversight

The Secretary of Education has oversight powers over guarantors. If the Department of Education determines that a guarantor is unable to meet its insurance obligations, the holders of loans guaranteed by that guarantor may submit claims directly to the Department of Education. The Department of Education is required to pay the full guarantee payments due in accordance with guarantee claim processing standards no more stringent than those applied by the terminated guarantor. However, the Department of Education's obligation to pay guarantee claims directly in this fashion is contingent upon its making the determination referred to above.

GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

Except in some limited circumstances, the notes offered under the related prospectus supplement will be available only in book-entry form as "Global Securities". Investors in the Global Securities may hold them through DTC or, if applicable, Clearstream, Luxembourg or Euroclear. The Global Securities are tradeable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Securities through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice.

Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations.

Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC participants holding Securities will be effected on a delivery-against-payment basis through the depositaries of Clearstream, Luxembourg and Euroclear and as participants in DTC.

Non-U.S. holders of Global Securities will be exempt from U.S. withholding taxes, provided that the holders meet specific requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All U.S. Dollar-denominated Global Securities will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC. Investors' interests in the U.S. Dollar-denominated Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream, Luxembourg and Euroclear will hold positions U.S. Dollar-denominated Global Securities on behalf of their participants through their respective depositaries, which in turn will hold positions in accounts as participants of DTC.

All non-U.S. Dollar-denominated Global Securities will be held in book-entry form by a common depositary for Clearstream, Luxembourg and Euroclear in the name of a nominee to be selected by the common depositary. Investors' interests in the non-U.S. Dollar-denominated Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in Clearstream, Luxembourg or Euroclear. As a result, DTC will hold positions in the non-U.S. Dollar-denominated Global Securities on behalf of its participants through its depositaries, which in turn will hold positions in accounts as participants of Clearstream, Luxembourg or Euroclear.

Investors electing to hold their Global Securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no "lock-up" or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchase determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and the depositor's accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC participants. Secondary market trading between DTC participants will be settled using the procedures applicable to U.S. corporate debt issues in same-day funds.

Trading between Clearstream, Luxembourg and/or Euroclear participants. Secondary market trading between Clearstream, Luxembourg participants and/or Euroclear participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC seller and Clearstream, Luxembourg or Euroclear purchaser. When Global Securities are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or a Euroclear participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one business day before settlement. Clearstream, Luxembourg or Euroclear will instruct the applicable depositary to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date. Payment will then be made by the respective depositary to the DTC participant's account against delivery of the Global Securities.

Securities. After settlement has been completed, the Global Securities will be credited to the applicable clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg participant's or Euroclear participant's account. The Global Securities credit will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the Global Securities will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date so that the trade fails, the Clearstream, Luxembourg or Euroclear cash debit will be valued instead as of the actual settlement date.

Clearstream, Luxembourg participants and Euroclear participants will need to make available to the clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to

Clearstream, Luxembourg or Euroclear until the Global Securities are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream, Luxembourg participants or Euroclear participants purchasing Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Securities were credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although this result will depend on each participant's particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending Global Securities to the applicable depositary for the benefit of Clearstream, Luxembourg participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Clearstream, Luxembourg or Euroclear seller and DTC purchaser. Due to time zone differences in their favor, Clearstream, Luxembourg and Euroclear participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective depositary, to a DTC participant. The depositor will send instructions to Clearstream, Luxembourg or Euroclear through a participant at least one business day before settlement. In this case, Clearstream, Luxembourg or Euroclear will instruct the applicable depositary to deliver the securities to the DTC participant's account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date. The payment will then be reflected in the account of the Clearstream, Luxembourg participant or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant's account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York. Should the Clearstream, Luxembourg or Euroclear participant have a line of credit with its clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date so that the trade fails, receipt of the cash proceeds in the Clearstream, Luxembourg or Euroclear participant's account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream, Luxembourg participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

- borrowing through Clearstream, Luxembourg or Euroclear for one day until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or

Euroclear accounts, in accordance with the clearing system's customary procedures;

- borrowing the Global Securities in the U.S. from a DTC participant no later than one day before settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

- staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day before the value date for the sale to the Clearstream, Luxembourg participant or Euroclear participant.

U.S. Federal Income Tax Documentation Requirements

A holder of Global Securities may be subject to U.S. withholding tax, or U.S. backup withholding tax as appropriate, on payments of interest, including OID, on registered debt issued by U.S. persons, unless:

- each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between the beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements, and

- that holder takes one of the following steps to obtain an exemption or reduced tax rate:

1. Exemption for non-U.S. person—Form W-8BEN. Non-U.S. persons that are beneficial owners can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding).

If the information shown on Form W-8BEN changes, a new Form W-8BEN must be filed within 30 days of the change.

2. Exemption for non-U.S. persons with effectively connected income—Form W-8ECI. A non-U.S. person, including a non-U.S. corporation or partnership, for which the income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing Form W-8ECI (Certificate of Foreign Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States).

3. Exemption or reduced rate for non-U.S. persons resident in treaty countries—Form W-8BEN. Non-U.S. persons that are beneficial owners residing in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate, depending on the treaty terms, by filing Form W-8BEN.

4. Exemption for U.S. persons—Form W-9. U.S. persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Request for Taxpayer Identification Number and Certification).

U.S. Federal Income Tax Reporting Procedure. The Global Securityholder or his or her agent files by submitting the appropriate form to the person through which he holds. This is the clearing agency, in the case of persons holding directly on the books of the clearing agency. Form W-8BEN, provided without a taxpayer identification number ("**TIN**") and Form W-8ECI are generally effective from the date the form is signed to the last day of the third succeeding calendar year. Form W8-BEN provided with a TIN will generally be effective until a change in circumstances makes any information on the form incorrect.

For these purposes, a U.S. person is:

- a citizen or individual resident of the United States,

- a corporation or partnership, including an entity treated as such, organized in or under the laws of the United States or any state thereof or the District of Columbia,

- an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source, or

- a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the issuing entity.

To the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons before that date, that elect to continue to be treated as U.S. persons, will be U.S. persons and not foreign persons.

This discussion does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of the Global Securities. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of the Global Securities.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by us in connection with the offering of the securities being registered herein. They are estimated as follows:

SEC registration fee	$	**107.00**
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Rating agency fees		*
Eligible Lender Trustee fees and expenses		*
Indenture Trustee fees and expenses		*
Printing expenses		*
Miscellaneous		*
Total	$	*

_____
* To be completed by amendment

Item 15.   Indemnification of Directors and Officers

Section 18-108 of the Delaware Limited Liability Company Act, as amended (6 Del. C. Section 18-101 et seq.), empowers a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Clauses (a) through (f) of Section 20 of the Limited Liability Company Agreement of Collegiate Funding of Delaware, L.L.C. (the "Company" for this Item 15 only) provide as follows:

Section 20. <u>Exculpation and Indemnification.</u> (a) Neither CFS, the Member, the Special Member, any Independent Manager, any Officer, nor any employee or agent of the Company and no employee, representative, agent or Affiliate of CFS, the Member or Special Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; <u>provided, however</u>, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of the Company assets only, and the Member and the Special Member shall not have personal liability on account thereof; and <u>provided further</u>, that so long as any Obligation is outstanding, no indemnity payment from funds of the Company (as distinct from funds from other sources, such as insurance) of any indemnity under this Section 20 shall be payable from amounts allocable to any other Person pursuant to the Basic Documents.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the

Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be determined that the Covered person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall, to the fullest extent permitted by applicable law, not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member and the Special Member to replace such other duties and liabilities of such Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of the Company or this Agreement.

For the full text of Section 20 of the Company's Limited Liability Company Agreement, reference is hereby made to Exhibit 3.1 hereto.

Item 16.   Exhibits

The following exhibits are filed herewith, incorporated by reference or to be filed by amendment:

Exhibit No.	Description of Document
1.1*	Form of Underwriting Agreement for Notes
~~1.2*~~	~~Form of Underwriting Agreement for Certificates~~
3.1**	Limited Liability Company Agreement of ~~Collegiate Funding of Delaware, L.L.C.~~the Depositor
4.1*	Form of Indenture ~~between~~among Chase Education Loan Trust ____-_ (the "Trust"), the Eligible Lender Trustee and the Indenture Trustee (including as exhibits thereto a form of Asset Backed Note)
4.2*	Form of Amended and Restated Trust Agreement between ~~Collegiate Funding of Delaware, L.L.C.~~the Depositor and the Owner Trustee (including as an exhibit thereto a form of Asset Backed Certificate)~~.~~
5.1*	Opinion of McKee Nelson LLP with respect to legality
8.1*	Opinion of McKee Nelson LLP with respect to federal tax matters
10.1*	Form of ~~Sale and~~Master Servicing Agreement among ~~JPMorgan Chase Bank, National Association (as Seller), Collegiate Funding of Delaware, L.L.C. (as Depositor),~~ the Master Servicer ~~(or the Servicers)~~, the Administrator ~~and~~, the Trust, the Eligible Lender Trustee and the Indenture Trustee
10.2*	Form of Administration Agreement among the Administrator, the ~~Trust~~Master Servicer, the Depositor, the Trust, the Owner Trustee, the Eligible Lender Trustee and the Indenture Trustee
10.3*	Form of Interim Eligible Lender Trustee Agreement between the Depositor and the Interim Eligible Lender Trustee
10.4*	Form of Eligible Lender Trustee Agreement between the Trust and the Eligible Lender Trustee
10.5*	Form of Purchase Agreement among the Seller, the Purchaser and the Interim Eligible Lender Trustee
10.6*	Form of Transfer Agreement among the Transferor, the Transferee, the Interim Eligible Lender Trustee and the Eligible Lender Trustee
23.1*	Consent of McKee Nelson LLP (included as part of Exhibit 5.1)
23.2*	Consent of McKee Nelson LLP (included as part of Exhibit 8.1)
24.1**	Power of Attorney
25.1†	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee

_____

*   ~~To be filed by amendment.~~ Filed herewith.

**   Previously filed.

†   To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act at the time of an offering of debt securities.

Item 17.   Undertakings.

(a) As to Rule 415:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(C) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (i) paragraphs (a)(1)(A), (a)(1)(B) and (a)(1)(C) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement; and (ii) paragraphs (a)(1)(A) and (a)(1)(B) do not apply if the registration statement is for an offering of asset-backed securities on Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

If the registrant is relying on Rule 430B of the Securities Act:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) of the Securities Act shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) of the Securities Act for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) As to documents subsequently filed that are incorporated by reference: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial "bona fide" offering thereof.

(c) As to indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(d) As to Rule 430A: The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial "bona fide" offering thereof.

(e) Undertaking in respect of qualification of Indentures under the Trust Indenture Act of 1939.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939.

(f) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) The undersigned registrant hereby undertakes that, except as otherwise provided by Item 1105 of Regulation AB, information provided in response to that Item pursuant to Rule 312 of Regulation S-T through the specified Internet address in the prospectus is deemed to be a part of the prospectus included in the registration statement. In addition, the undersigned registrant hereby undertakes to provide to any person without charge, upon request, a copy of the information provided in response to Item 1105 of Regulation AB pursuant to Rule 312 of Regulation S-T through the specified Internet address as of the date of the prospectus included in this registration statement if a subsequent update or change is made to the information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Collegiate Funding of Delaware, L.L.C. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this Amendment No. ~~1~~2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fredericksburg, Commonwealth of Virginia, on ~~November 17, 2006.~~January 12, 2007.

COLLEGIATE FUNDING OF DELAWARE, L.L.C.

By: COLLEGIATE FUNDING SERVICES, L.L.C.
its Sole Member

By: ~~/s/ Brad L. Conner~~ /s/ Ken Bilyeu
~~Brad L. Conner~~
~~President~~

Ken Bilyeu
Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. ~~1~~2 to the Registration Statement has been signed on ~~November 17, 2006~~January 12, 2007 by the following persons in the capacities indicated.

SIGNATURE	TITLE
* Jeffrey H. Levine	Manager of Collegiate Funding Services, L.L.C.
~~/s/ Brad L. Conner~~ * Brad L. Conner	President and Principal Executive Officer of Collegiate Funding of Delaware, L.L.C. and Collegiate Funding Services, L.L.C. Manager of Collegiate Funding Services, L.L.C.
* /s/ Ken Bilyeu Ken Bilyeu	Chief Financial Officer and Treasurer, Principal Financial and Accounting Officer of Collegiate Funding of Delaware, L.L.C. and Collegiate Funding Services, L.L.C. Manager of Collegiate Funding Services, L.L.C.

By: /s/ Stephen R. Etherington
Stephen R. Etherington
Attorney-in-Fact

* Stephen R. Etherington by signing his name hereto, does sign this document on behalf of each of the persons identified above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and previously filed.

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1*	Form of Underwriting Agreement for Notes
~~1.2*~~	~~Form of Underwriting Agreement for Certificates~~
3.1**	Limited Liability Company Agreement of ~~Collegiate Funding of Delaware, L.L.C.~~the Depositor
4.1*	Form of Indenture ~~between~~among Chase Education Loan Trust ____-_ (the "Trust"), the Eligible Lender Trustee and the Indenture Trustee (including as exhibits thereto a form of Asset Backed Note)
4.2*	Form of Amended and Restated Trust Agreement between ~~Collegiate Funding of Delaware, L.L.C.~~the Depositor and the Owner Trustee (including as an exhibit thereto a form of Asset Backed Certificate)
5.1*	Opinion of McKee Nelson LLP with respect to legality
8.1*	Opinion of McKee Nelson LLP with respect to federal tax matters
10.1*	Form of ~~Sale and~~Master Servicing Agreement among ~~JPMorgan Chase Bank, National Association (as Seller), Collegiate Funding of Delaware, L.L.C. (as Depositor),~~ the Master Servicer ~~(or the Servicers)~~, the Administrator ~~and~~, the Trust, the Eligible Lender Trustee and the Indenture Trustee
10.2*	Form of Administration Agreement among the Administrator, the ~~Trust~~Master Servicer, the Depositor, the Trust, the Owner Trustee, the Eligible Lender Trustee and the Indenture Trustee
10.3*	Form of Interim Eligible Lender Trustee Agreement between the Depositor and the Interim Eligible Lender Trustee
10.4*	Form of Eligible Lender Trustee Agreement between the Trust and the Eligible Lender Trustee
10.5*	Form of Purchase Agreement among the Seller, the Purchaser and the Interim Eligible Lender Trustee
10.6*	Form of Transfer Agreement among the Transferor, the Transferee, the Interim Eligible Lender Trustee and the Eligible Lender Trustee
23.1*	Consent of McKee Nelson LLP (included as part of Exhibit 5.1)
23.2*	Consent of McKee Nelson LLP (included as part of Exhibit 8.1)
24.1**	Power of Attorney
25.1†	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee

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*   ~~To be filed by amendment~~Filed herewith.

**   Previously filed.

†   To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act at the time of an offering of debt securities.